As filed with the Securities and Exchange Commission on July 14, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

AMBOW EDUCATION HOLDING LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Chang, Esq. Richard A. Kline, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michelle W. Edwards, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 38th Floor, Jin Mao Tower 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China +86 (21) 6165-1700	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower Three Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Ordinary shares, par value US$0.0001 per share(3)	US$138,000,000	US$9,840

(1)	Includes (a) shares that may be purchased by the underwriters pursuant to an over-allotment option, and (b) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this Registration Statement and the date the shares are first bona fide offered to the public. The shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             .

Prospectus

         American Depositary Shares

representing                      Class A Ordinary Shares

Ambow Education Holding Ltd.

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Ambow Education Holding Ltd., or Ambow. Ambow is offering                      ADSs, and the selling shareholders identified in this prospectus are offering an additional                      ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders. Each ADS represents                      Class A ordinary shares, par value US$0.0001 per share. The estimated initial public offering price will be between US$             and US$             per ADS.

Following this offering, our outstanding share capital will consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We have been approved for listing our ADSs on the New York Stock Exchange under the symbol “AMBO”.

	Per ADS	Total

Initial public offering price	US$	US$

Underwriting discounts and commissions	US$	US$

Proceeds to Ambow, before expenses	US$	US$

Proceeds to the selling shareholders, before expenses	US$	US$

Ambow has granted the underwriters an option for a period of 30 days to purchase up to              additional ADSs.

Investing in our ADSs involves a high degree of risk. See “Risk factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Goldman Sachs (Asia) L.L.C.

Macquarie Capital	Signal Hill

                    , 2010

安博教育
AMBOW EDUCATION

Better schools
Better jobs

www.ambow.com

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk factors,” and our consolidated financial statements and notes to those consolidated financial statements, on page F-1, before making an investment decision.

Our business

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer consistently high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our regional service hubs, comprised of our five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of March 31, 2010, combined with our distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China, which we believe will serve as a solid foundation for our future growth.

We are capitalizing on four significant trends in the educational and career enhancement services market in China:

•	Rapid growth in disposable household income combined with a continuing focus and increasing spending by families on their children’s educational services;

•	Intense competition in the education sector and job market in China;

•

Rapid economic growth and increasing hiring needs of existing and new companies doing business in China, which poses significant challenges for employers trying to match their hiring needs with the skill sets of graduating students looking for career opportunities; and

•	The increased availability and utilization of learning technologies to supplement the traditional education delivery model.

Our educational services cover grades K-12, focusing on both K-12 programs and tutoring services, including test preparation. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including those on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining which students will be admitted into top high school and university programs. We refer to these K-12 programs and tutoring services with standards-based curriculum that enable students to improve their academic results and educational opportunities as “Better Schools.” Our Better Schools programs are mainly offered through our educational regional service hubs.

Our career enhancement services target students at universities, colleges and community colleges and recent graduates of these institutions. We provide these students and recent graduates with “hands-on training” for professional skills and soft skills like leadership and teamwork. In addition, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training to enhance students’ overall competitiveness and ability to obtain better employment opportunities after graduation. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as well as our college programs as “Better Jobs.” Our Better Jobs programs are mainly offered through our career enhancement regional service hubs, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries.

When we refer to educational regional service hubs or career enhancement regional service hubs we mean a management concept located in an area where we have deployed our regional management, core infrastructure and educational resources to manage and support our schools and learning centers in the surrounding region.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary software and technology solutions to provide educational and career enhancement services. We believe our technology foundation is fundamentally important for us to provide our services with consistent high quality across geographies in the long-run. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy, the registered users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our registered users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical regional service hubs to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers in our directly-operated schools and learning centers. We have established these physical regional service hubs primarily by acquiring top-tier K-12 schools, tutoring centers, colleges and career enhancement centers, which we believe enhances the Ambow brand as a premium educational and career enhancement service provider.

We deliver our wide range of educational and career enhancement services and products through our national, multi-channel delivery network, supported by our technology platform and protected by a combination of laws and regulations that protect trademarks, copyrights and trade secrets, as well as confidentiality agreements and know-how, that has enabled us to develop standards-based, individualized curricula across our K-12 schools, tutoring centers, colleges and career enhancement centers. Since the beginning of 2008, we have made 23 separate acquisitions across our business segments through business combinations, and acquired the long-term operating right of one school, as part of our strategy to expand into new markets through the establishment of regional service hubs and to further drive our revenue growth by deploying our core competencies, including our technology infrastructure and expertises in management and the deployment of our services and products. We also sell our software products to our distributors who in turn sell these products to schools or their students. For these sales to distributors, we have no further obligation to the schools or their students in terms of the delivery of services.

We have established alliances with tutoring centers and career enhancement training providers in attractive markets we have identified that we would like to enter in the near future. We provide a total solution package to these A+ Alliance partners, including teacher training, our IT infrastructure and our intelligent system, which combines our learning engine and robust content. The “A+” Alliances typically have a term of three years. We monitor the operational, management and financial performances of the alliance members and, if they meet our criteria, we may explore with certain of our A+ alliance members the option to convert them to our own schools and learning centers through business combinations upon terms to be agreed.

Through our directly-operated schools, tutoring centers, colleges and career enhancement centers and our distributors, we have significantly grown our net revenue, net income and student enrollments. Our net revenues increased from RMB318.9 million in 2007 to RMB508.4 million in 2008 to RMB902.0 million (US$132.1 million) in 2009 and from RMB176.3 million in the three months ended March 31, 2009 to RMB260.3 million (US$38.1 million) in the three months ended March 31, 2010. We recorded net income of RMB34.2 million, RMB67.4 million, RMB138.0 million (US$20.2 million) and RMB3.0 million (US$0.4 million) in 2007, 2008 and 2009, and the three months ended March 31, 2010 respectively. Since the beginning of 2008, we have had in aggregate more than 950,000 student enrollments in our tutoring and career enhancement centers. Since the beginning of 2007, we have had in aggregate more than 500,000 registered users of our software products or services through our online services or as a result of our software sales through distributors and, under our old sales model, sales to students at our partner schools. As of March 31, 2010, we had more than 30,000 students enrolled in our K-12 schools and colleges. In 2008 and 2009, our K-12 schools had student enrollments that were above 85% of the aggregate capacity of the schools. Total capacity at our K-12 schools in 2008 and 2009 was 20,420 and 22,900 students, respectively. The students at our K-12 schools take standard course loads and their tuition is tied to the school semester or school year and not directly to their course loads within those periods. In 2008 and 2009, our two colleges, Applied Technology College and Beijing Century College, had government-imposed annual enrollment quota limits of an aggregate of 3,499 and 3,409 students, respectively. The total new student enrollments at Applied Technology College and Beijing Century College in 2008 and 2009 were an aggregate of 3,499 and 3,350, respectively. When we refer to student enrollments in this prospectus, we mean the total number of students enrolled in our K-12 schools and colleges and the total number of classes, tutoring sessions or training programs purchased by students in our tutoring centers and career enhancement centers as of the end of a particular academic period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

Our industry

China’s educational and career enhancement services market is comprised of several segments, including government-run public schools, private schools, tutoring programs, universities and colleges and career enhancement services, which are large and growing. China’s educational and career enhancement services market is fragmented today with no clear leader and a large number of smaller, niche players performing services and offering programs within one or a few of the segments.

Each of the segments within China’s educational and career enhancement services market has distinct characteristics. K-12 school education is predominantly offered by public and, to a lesser extent, private schools. These schools provide educational services and programs to their students with regionalized curriculum. Tutoring programs are increasingly run by private organizations focused on helping students achieve better grades in their schools and prepare for standardized tests for entrance into both high schools and universities. Career enhancement services are aimed at university, community college and vocational students and focus on preparing individuals to start their careers or enhance their career opportunities.

Common features of the disparate but related sectors within China’s educational and career enhancement services market include significant growth opportunities, demand driven by demographic trends and stiff competition for academic advancement, and a fragmented competitive landscape. These sectors are growing both in terms of absolute size and in terms of importance due to the following factors within China:

•

Rapid economic growth.    According to the International Monetary Fund, China was the 3rd largest economy in the world in 2008 in terms of gross domestic product, or GDP, which amounted to over $4.3 trillion in 2008 and is expected to grow to over $8.2 trillion by 2014. According to the International Monetary Fund, China’s Nominal GDP per capita has increased at a CAGR of 14.2% from approximately RMB7,828 in 2000 to approximately RMB22,647 in 2008, and is expected to continue to grow at a CAGR of 10.3% from 2008 to 2014.

•	Growth in disposable household income. As a result of China’s rapid economic growth, Chinese consumers have greater amounts of disposable income and have significantly increased their spending.

•

Favorable demographic and urbanization trends.    According to the China Statistical Yearbook, in 2008 approximately 33.4% of China’s total population were between the ages of 5 and 29, an age group that ranges from school-age children to young and working adults who we believe are most likely to pursue educational opportunities and continuing career enhancement training and certification. According to statistics published by the Chinese Ministry of Education, or the MOE, in 2008 there were approximately 103 million students from 6 to 12 years old attending elementary schools, 56 million students from 13 to 15 years old attending junior high schools, 25 million students from 15 to 18 years old attending senior high schools and 41 million students from 15 to 22 years old attending universities and vocational high schools. Children from 6 to 15 years old are required to attend elementary and junior high school on weekdays under China’s nine-year compulsory education system. In addition, the trend towards increasing urbanization in China is expected to result in more people seeking job and career advancement opportunities in urban areas. Further, urban citizens are increasingly recognizing that higher education may lead to greater rewards in terms of income and career opportunities.

•

Increasing awareness of importance of higher and professional education.    We believe people in China are increasingly willing to invest in higher and professional education as it may lead to better career opportunities and enhanced earning power. We also believe that the market for post-secondary education and career enhancement services in China is expected to grow due to demand from various sources, including demand from employers for well-trained professionals, demand from an increasing number of high school and university graduates seeking employment that requires practical skills and professional certifications, and demand from working professionals who wish to further achieve their career and salary advancement potential.

•

Need to differentiate oneself from peers.    Each step of academic advancement in China from compulsory education to high school to college to the job market requires an individual to differentiate oneself. According to the MOE, university admission rates were 61.8% for Gaokao participants in 2009. Despite China’s rapid economic growth, university students in China are experiencing difficulties in finding a job upon graduation. According to an article from the Chinese Education Newspaper published on July 9, 2009, as of July 1, 2009, the unemployment rate for university students graduated in 2009 was approximately 32%, almost the same rate as 2008; however, the number of students who graduated in 2009 increased by 9.1%. Approximately 1.9 million students in 2009 had difficulties in finding a job upon graduation. We believe that in this highly competitive job market many students may choose to enhance their core skill sets by taking additional training courses and other students may choose to develop additional skill sets to differentiate themselves from their peers in order to get a better job. A higher than normal unemployment rate, however, may affect consumers’ discretionary spending on our services and products, particularly on our career enhancement services.

The key industry dynamics in the education and career enhancement market set out above create the following opportunities:

•

Sustainable premium fees for high-quality providers—we believe, based on our experience in the educational and career enhancement services market, that increased demand for high-quality providers will allow those providers to charge higher fees for their premium services over time;

•

Significant benefits to those who can standardize their business practices—we believe, by standardizing our business practices across our schools and learning centers, we will be able to improve operational and teaching efficiencies;

•	The ability to provide services throughout a student’s learning cycle; and

•	The ability to expand quickly and efficiently through either organic or acquisition growth.

There are two fundamental market demands that need to be addressed in China’s educational and career enhancement services market: the demand for high-quality educational services for K-12 students and the demand for career enhancement services for post-secondary students.

Our strengths, strategies and challenges

We believe that the following competitive strengths significantly contribute to our success and differentiate us from our competitors:

•	Individualized services delivered throughout a student’s learning cycle;

•	Consistent, high-quality educational and career enhancement services delivered across geographies;

•	Robust infrastructure based on our technology platform that has proved to be effective in supporting the expansion of our business operations;

•	Nationwide, multi-channel delivery network;

•	Disciplined M&A approach with proven track record; and

•	Strong management team with global experience and local education expertise.

Our goal is to become the national leader in providing educational and career enhancement services in China. We intend to do this by continuing to address the two most critical issues in a student’s learning cycle, attending a better school and obtaining a better job, by pursuing the following strategies:

•	Continue to build our brand and reputation;

•	Continue to expand into new markets;

•	Continue to strengthen our leadership in current markets;

•	Continue to maximize synergies through integration of acquired entities; and

•	Enhance customer experience throughout a student’s learning cycle, which ranges from the time they are in elementary school through and, to a lesser extent, beyond the commencement of their careers.

Our business and the successful execution of our strategies are subject to certain challenges, risks and uncertainties related to our business and our industry, regulation of our business and our corporate structure and doing business in China.

The challenges we will face include, but are not limited to:

•	Our control of our variable interest entities, or VIEs, is based upon contract rather than equity;

•

We face potential risks associated with our ability to fund our expansion plans, including acquisitions, and our operations due to fund restrictions both from currency transfer and conversion restrictions placed on us by the PRC government and our ability to use school profits based on restrictions that include statutory reserve requirements; and

•	We may have to address issues impacting certain land use rights for our owned and leased properties.

The risks and uncertainties related to our business and our industry include, but are not limited to:

•	Uncertainties regarding our ability to continue to attract students to enroll in our programs;

•	Our ability to continue to attract and retain qualified education professionals;

•	Our ability to manage our business expansion and increasingly complicated operations effectively;

•	Our ability to use, protect and enhance our brands;

•	Our ability to compete effectively in the marketplace;

•	Our ability to remediate our material weakness and maintain an effective system of internal controls; and

•	Our ability to make acquisitions and to successfully integrate these acquisitions and establish and maintain strategic relationships.

See “Risk factors” for a more detailed discussion of these and other risks and uncertainties that we may face.

Corporate information

The following diagram illustrates our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of June 30, 2010.

Beijing Ambow Online Software Co., Ltd., or Ambow Online, our principal operating subsidiary in China, was established as a wholly foreign owned enterprise under the laws of the PRC in 2000 by Ambow Corporation. Our current holding company and the issuer in this offering, Ambow Education Holding Ltd., was established in June 2007 as an exempted company incorporated with limited liability under the laws of the Cayman Islands.

We conduct our business in China primarily through contractual arrangements between Ambow Online and our VIEs and their shareholders. Ambow Online is wholly owned by us. We do not have direct or controlling equity interests in our VIEs, nor do we have direct or controlling equity interests in our VIEs’ subsidiaries which conduct a substantial part of our business in China. Our VIEs include:

•	Beijing Ambow Shida Education Technology Co., Ltd., or Ambow Shida, which holds our schools, including elementary schools, junior high schools, high schools and colleges;

•	Ambow Sihua Education and Technology Co., Ltd., or Ambow Sihua, which holds our tutoring centers and tutoring software company; and

•	Shanghai Ambow Education Information Consulting Co., Ltd., or Ambow Shanghai, which holds our career enhancement centers and career enhancement software company.

These contractual arrangements enable us to:

•

Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and colleges by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and colleges;

•

Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB58.1 million, RMB187.3 million (US$27.4 million) and RMB24.9 million (US$3.7 million) for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, respectively (which have been eliminated upon consolidation), were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs in each case when and to the extent permitted by applicable PRC law.

Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our business in China.

See “Our corporate structure” for a more detailed description of our current corporate structure and related contractual arrangements.

Our offices

Our principal executive offices are located at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our principal websites are www.ambow.com and www.ambow.com.cn. Information contained on our websites is not part of this prospectus. Our agent for service of process in the United States is C T Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions that apply to this prospectus

Except where the context requires otherwise and for purposes of this prospectus only:

•	“ADSs” refers to our American depositary shares, each of which represents Class A ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs.

•

“Ambow,” “we,” “us” or “our” refer to Ambow Education Holding Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial data, also include our VIEs and their respective subsidiaries.

•	“China” or “PRC” refers to the People’s Republic of China, excluding for the purpose of this prospectus, Hong Kong, Macau and Taiwan.

•	“GaoKao” refers to university entrance exams administered in China.

•	“RMB” or “Renminbi” refers to the legal currency of China.

•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

•

“VIEs” refers to our variable interest entities, which are certain domestic PRC companies in which we do not have direct or controlling equity interests but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP.

•	“ZhongKao” refers to high school entrance exams administered in China.

•	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the exchange rate on March 31, 2010, which was RMB6.8258 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk factors—Risks related to doing business in China—Fluctuations in the value of the RMB may have a material adverse effect on your investment.” On July 9, 2010, the exchange rate was RMB6.7720 to US$1.00.

The offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by Ambow	ADSs

ADSs offered by the selling shareholders	ADSs

The ADSs	Each ADS represents Class A ordinary shares, par value $0.0001 per share. The ADSs are evidenced by American depositary receipts issued by the depositary.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American depositary shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	ADSs

Class A ordinary shares outstanding immediately after the offering	Class A ordinary shares

Class B ordinary shares outstanding immediately after the offering	Class B ordinary shares

Ordinary shares	Following this offering, our outstanding share capital consists of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to ten votes on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Use of proceeds	We anticipate that we will use the net proceeds from this offering as follows: US$20 million for working capital and general corporate purposes, including teaching training programs and for research and development of our educational content and US$ million for the expansion of our business. Of the proceeds we expect to use for the expansion of our business, we currently anticipate that $50 to $70 million will be used for strategic acquisitions with the remainder to be used for upgrades and expansions to our existing schools and learning centers. We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of proceeds” for additional information.

Depositary	Citibank, N.A.

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to additional ADSs.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-up	We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any our ordinary shares, ADSs or similar securities. Furthermore, each of our selling shareholders, our directors, executive officers, our warrant holder and certain of our other existing shareholders have agreed to a similar 180-day lock-up.

Listing	We have been approved to have our ADSs listed on the New York Stock Exchange.

Proposed NYSE trading symbol	AMBO

The number of ordinary shares to be outstanding following the offering is based on 126,976,783 Class B ordinary shares (on an as-converted basis) outstanding at March 31, 2010, which gives effect to the conversion of all of our outstanding preferred shares into Class B ordinary shares upon the completion of this offering, and excludes:

•	18,548,185 Class B ordinary shares issuable upon the exercise of options outstanding at March 31, 2010, at a weighted average exercise price of US$2.41 per ordinary share;

•

590,193 Class B ordinary shares issuable upon conversion of Series B preferred shares issuable upon the exercise of warrants outstanding at March 31, 2010, at an exercise price of US$0.75 per share; and

•	1,734,168 ordinary shares reserved for future grants under our equity incentive plan at March 31, 2010.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	No exercise after March 31, 2010 of options and warrants outstanding at March 31, 2010;

•

The issuance of 80,755,552 Class B ordinary shares upon the conversion of 12,900,000 Series A convertible preferred shares, 17,745,522 Series B convertible preferred shares, 23,387,381 Series C convertible redeemable preferred shares and 26,722,649 Series D convertible redeemable preferred shares outstanding at March 31, 2010, all of which will convert into Class B ordinary shares at a conversion rate of one-to-one upon the completion of this offering;

•

The effectiveness of our post-offering amended and restated memorandum of association and post-offering amended and restated articles of association, which increases the authorized number of ordinary shares to 1,000,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares and creates 50,000,000 authorized and undesignated preferred shares, upon the completion of this offering; and

•	No exercise by the underwriters of their right to purchase up to an additional ADSs from us to cover over-allotments.

Summary consolidated financial and operating data

The following summary consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes. The summary consolidated financial data, except for the as adjusted consolidated balance sheet data, presented below for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2007, 2008 and 2009 is derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The summary consolidated financial data, except for the as adjusted consolidated balance sheet data, presented below for the three months ended March 31, 2009 and 2010 and as of March 31, 2009 and 2010 is derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of results to be expected in any future period.

We have completed a number of acquisitions since January 1, 2008, which have affected period-to-period comparisons of our summary consolidated financial data. The results of our acquired companies have been included in our financial statements since their respective dates of acquisition and have collectively contributed to our growth in net revenues, net income and net income per share. For a more detailed description of these acquisitions, see note 22 in the Notes to our consolidated financial statements contained elsewhere in this prospectus.

(in thousands, except share, per share and per ADS information)	For the Year Ended December 31,				For the Three Months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Consolidated Statement of Operations Data:

NET REVENUES:
Educational programs and services	317,854	469,543	760,444	111,407	160,109	232,154	34,011
Educational products	1,077	38,826	141,582	20,742	16,235	28,134	4,122

Total net revenues	318,931	508,369	902,026	132,149	176,344	260,288	38,133
Cost of revenues	(205,619)	(327,168)	(408,985)	(59,918)	(101,849)	(127,165)	(18,630)

GROSS PROFIT	113,312	181,201	493,041	72,231	74,495	133,123	19,503

Operating expenses:
Selling and marketing(1)	(19,600)	(43,123)	(138,423)	(20,279)	(21,458)	(51,703)	(7,575)
General and administrative(1)	(33,828)	(56,860)	(188,518)	(27,618)	(32,485)	(66,367)	(9,723)
Research and development(1)	(3,754)	(11,696)	(17,470)	(2,559)	(5,869)	(5,207)	(763)

Total operating expenses	(57,182)	(111,679)	(344,411)	(50,456)	(59,812)	(123,277)	(18,061)

OPERATING INCOME	56,130	69,522	148,630	21,775	14,683	9,846	1,442

OTHER INCOME (EXPENSE)	(11,315)	5,573	(9,047)	(1,326)	1,778	(3,137)	(460)

Income before tax and non-controlling interest	44,815	75,095	139,583	20,449	16,461	6,709	982
Income tax expense	(10,578)	(7,735)	(1,562)	(229)	(133)	(3,733)	(547)

NET INCOME	34,237	67,360	138,021	20,220	16,328	2,976	435
Non-controlling interest	—	—	215	31	—	901	132

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	34,237	67,360	138,236	20,251	16,328	3,877	567
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)	(23,129)	(38,524)	(76,932)	(11,271)
Allocation of net income to participating preferred shareholders	(20,837)	(53,949)	(93,611)	(13,715)	(23,103)	(23,067)	(3,379)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	11,993	(54,357)	(113,252)	(16,593)	(45,299)	(96,122)	(14,083)

Net income (loss) per ordinary share(2):
Basic	0.75	(2.36)	(2.89)	(0.42)	(1.35)	(2.08)	(0.30)
Diluted	0.33	(2.36)	(2.89)	(0.42)	(1.35)	(2.08)	(0.30)

Net income (loss) per ADS:
Basic
Diluted

Weighted average shares used in calculating net income (loss) per share(2)
Basic	16,031,507	23,038,853	39,193,092	39,193,092	33,640,059	46,221,231	46,221,231
Diluted	37,622,476	23,038,853	39,193,092	39,193,092	33,640,059	46,221,231	46,221,231

(1)	Share-based compensation expense was included in:

(in thousands)	For the Year Ended December 31,				For the Three Months ended March 31,
	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$
Selling and marketing	623	1,194	4,411	646	684	1,450	212
General and administrative	4,175	8,370	8,640	1,266	2,236	4,035	591
Research and development	353	426	480	70	110	165	24

(2)	Basic and diluted net income (loss) per ordinary share is computed by dividing net income by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income (loss) per share in those periods where their inclusion would be anti-dilutive.

The following table presents a summary of our consolidated balance sheet as of December 31, 2007, 2008 and 2009 and March 31, 2010:

•	On an actual basis; and

•

As of March 31, 2010, on an adjusted basis to reflect (1) the automatic conversion of all our outstanding preferred shares into Class B ordinary shares upon the closing of this offering, (2) exercise of the Series B warrants and (3) the issuance and sale of              Class A ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from this offering, each based on an assumed initial offering price of US$             per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31,			As of March 31, 2010
(in thousands)	2007	2008	2009	Actual	Actual	As Adjusted	As Adjusted

	RMB	RMB	RMB	RMB	US$	RMB	US$

Consolidated Balance Sheets Data:
Cash and cash equivalents	416,094	778,824	409,926	411,263	60,251
Total current assets	1,006,011	1,578,712	1,133,515	949,788	139,146
Total assets	1,012,335	1,993,884	3,672,394	3,497,791	512,436
Total current liabilities	475,104	502,738	1,131,901	947,055	138,746
Total liabilities	475,104	525,626	1,582,625	1,399,341	205,007
Mezzanine equity	387,757	1,131,408	1,288,147	1,364,715	199,935	—	—
Total shareholders’ equity	149,474	336,850	801,622	733,735	107,494

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ADSs could decline, and you may lose part or all of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

Risks related to our business and industry

If we are not able to continue to attract students to enroll in our programs, our net revenues may decline and we may not be able to maintain profitability.

The success of our business largely depends on the number of student enrollments in our programs and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our programs without a significant decrease in course fees is critical to the continued success and growth of our business. This will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. Our colleges are subject to government imposed annual enrollment quota limits. If we were to violate requirements to which we are subject, the MOE could reduce the annual enrollment quotas at our colleges or restrict the programs we offer at our colleges or the methods by which we recruit new students. If we are unable to continue to attract students to enroll in our programs without a significant decrease in course fees, our net revenues may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to attract and retain qualified education professionals, we may not be able to maintain consistent teaching quality throughout our school and learning center network and our brand, business and results of operations may be materially and adversely affected.

Our education professionals are critical to maintaining the quality of our services, software products and programs, and maintaining our brand and reputation, as they interact with our students on a regular basis. We must continue to attract qualified education professionals who have a strong command of the subject areas to be taught and meet our qualifications. There are a limited number of education professionals in China with the necessary experience to satisfy our qualifications, and we must provide competitive compensation packages to attract and retain qualified teachers and tutors. Some of our education professionals are teachers of public schools that are working at our tutoring centers on a part-time basis. Paid tutoring by teachers of public schools has received more regulatory scrutiny recently. Some of the provinces and cities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan and Shaanxi, have promulgated local regulations prohibiting teachers of public schools from teaching, on a part-time basis, at private schools during the work week or at any time. As of December 31, 2009, we believe that approximately 30% of our teachers also work in public schools. If these education professionals choose to leave, or are forced to leave, our learning centers to comply with relevant local regulations, we will need to seek new teachers to replace them which we cannot assure you that we will be able to do at a reasonable cost or at all. If these regulations become the trend and are adopted in more provinces and cities or become more restrictive, we may need to seek more new teachers in more places, which will further increase the difficulty of our recruiting efforts. While none of the existing local regulations impose any penalty on private schools like ours for hiring teachers who also teach at public schools, we cannot assure you that such regulations will not be adopted in the future. In addition, we may not be able to hire and retain enough qualified education professionals to keep pace with our anticipated growth or at acceptable costs while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified education professionals, or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. Further, our inability to retain our education professionals may hurt the brands we are trying to develop, and retaining qualified teachers at additional costs may have a material adverse effect on our business and results of operations.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly, both through acquisitions and internal growth, and we plan to continue to expand our operations in different geographic areas as we address growth in our customer base and market opportunities. We increased the number of our directly-operated schools from none as of December 31, 2007 to five K-12 schools and two colleges as of March 31, 2010, and we increased the number of our tutoring and career enhancement centers from one as of December 31, 2007 to 112 as of March 31, 2010. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations and personnel, we will be required to expand our existing operational, administrative and technological systems and our financial systems, procedures and controls, and to expand, train and manage our growing employee base. In addition, the geographic dispersion of our operations as a result of acquisitions and overall internal growth requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate entities we acquire into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our financial condition and results of operations.

Our business depends on the strength of our brands in the marketplace. We may not be able to retain existing students or attract new students if we cannot continue to use, protect and enhance our brands successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on market awareness of our “Ambow” brand and the regional brands that we have acquired. We believe that maintaining and enhancing the “Ambow” brand is critical to maintaining and enhancing our competitive advantage and growing our business. In order to retain existing students and attract new students, we plan to continue to make significant expenditures to create and maintain our positive brand awareness and brand loyalty. The diverse set of services and products that we offer to K-12 students, college students and other adults throughout many provinces in China places significant demands on us to maintain the consistency and quality of our services and products to ensure that our brands do not suffer from any actual or perceived decrease in the quality of our services and products. As we continue to grow in size, expand our services and products and extend our geographical reach, maintaining the quality and consistency of our services and products may be more difficult. Any negative publicity about our services, products, schools or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. In addition, our K-12 schools compete with public schools in China, which are generally viewed to be superior to private schools within the Chinese market. We face competition in each major program we offer and each geographic market in which we operate. For example, in the area of schools and tutoring programs, we face competition from New Oriental Education & Technology Group Inc., a provider of private educational services in China, and a number of smaller, mostly regional players. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as Beijing and Shanghai.

We also face competition from many different companies that focus on one area of our business and are able to devote all of their resources to that business line, and these companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas.

The increasing use of the Internet and advances in Internet- and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditure than previously required.

Competition could result in loss of market share and revenues, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies.

Our student enrollments may decrease due to intense competition, and we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

Our growth strategy is dependent in significant part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships. Our failure to do so could have a material adverse effect on our market penetration, revenue growth and future prospects.

As a significant part of our growth strategy, we have completed a number of acquisitions, and we intend to continue to make strategic acquisitions and investments to help fuel future growth. In the future, we may also establish and maintain joint ventures and strategic relationships with third parties. Our strategic acquisitions and investments and any joint ventures and strategic relationships with third parties may not be beneficial for our business. If we are unable to pursue successfully our future acquisition strategy, either with those entities with whom we have executed exclusivity agreements or entered into alliance agreements as of the date of this prospectus or otherwise, our plans for further market penetration, revenue growth and improved results of operations could be harmed. Strategic acquisitions, investments and relationships with third parties involve substantial risks and uncertainties, including:

•	Our ability to identify and acquire targets in a cost-effective manner;

•	Our ability to obtain approval from relevant governmental authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions;

•	Potential ongoing financial obligations in connection with acquisitions;

•	Potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired companies or schools;

•	The diversion of resources and management attention from our existing businesses;

•	Failure to achieve the intended objectives, benefits or revenue-enhancing opportunities expected from the acquisitions;

•	Our ability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions, investments, joint venture formations, or other strategic relationships; and

•	Potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

In particular, while we have performed due diligence on each entity that we acquired before the acquisition, some of the acquired entities did not maintain their historical documents and records properly and a substantial amount of such documents and records were unavailable for our review. As such, there may be hidden liabilities and risks relating to the business and operation of such acquired entities that we failed to identify before the acquisition and of which we are still unaware. If any such hidden liability is found or any such risk materializes in the future, we may not be able to have any remedy against the sellers and may have to assume the liabilities and losses as a result.

If any one or more of these risks or uncertainties were to occur or if any of the strategic objectives we contemplated is not achieved, our ability to manage our business could be impaired. It could result in our failure to derive the intended benefits of these strategic acquisitions, investments, joint ventures or strategic relationships, or otherwise have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate businesses that we acquire, which may cause us to lose anticipated benefits from such acquisitions and to incur significant additional expenses.

It is challenging to integrate business operations, infrastructure and management philosophies of acquired schools and companies. The benefits of our past and future acquisitions depend in significant part on our ability to integrate technology, operations and personnel. The integration of acquired schools and companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and operations. The main challenges involved in integrating acquired entities include the following:

•	Ensuring and demonstrating to our students that the acquisitions will not result in adverse changes in service standards or business focus;

•	Consolidating and rationalizing corporate IT and administrative infrastructures;

•	Retaining qualified education professionals of our acquired entities;

•	Consolidating service and product offerings;

•	Coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	Preserving strategic, marketing or other important relationships of the acquired entity and resolving potential conflicts that may arise with our key relationships; and

•	Minimizing the diversion of management attention from ongoing business concerns.

We may not successfully integrate our operations and the operations of entities we acquire in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the acquisitions to the extent, or in the timeframe, anticipated, which would have a material adverse effect on our results of operations.

Our historical results, growth rates and profitability may not be indicative of our future financial results.

We have experienced substantial growth in net revenues and profitability in recent years. Our net revenues grew from RMB318.9 million in 2007 to RMB508.4 million in 2008 to RMB902.0 million (US$132.1 million) in 2009. Our net income grew from RMB34.2 million in 2007 to RMB67.4 million in 2008 to RMB138.0 million (US$20.2 million) in 2009. In addition to organic growth, our historical net revenues and profitability growth was largely driven by acquisitions, which may not be sustainable or indicative of our future results. In the past, we delivered our learning materials through courses to students at our partner schools with the help of sales agents and maintained responsibility for the delivery of this service. In May 2008, we began to change the method by which we utilized our training materials to students at our partner schools, and started selling stand-alone software products to distributors who then sell those products to students not in our directly-operated schools and centers. For these product sales under our new business model we have no obligation to students or schools. At the same time, we have phased out our previous model of providing services to students of schools and centers that are not directly operated by ourselves. This change in our business process and changes in our business mix amongst our four operating segments will make our historical results and growth rates less effective for predicting our future results. Under our new product sales model for sales to distributors we recognize less net revenue per sale, but higher gross margins. As a result of these and other factors, we may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future.

Our business depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and, in particular, upon our retaining the services of our founder, Chairman and Chief Executive Officer, Dr. Jin Huang. If one or more of our senior executives or other key personnel, including our school principals, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future, which could have a material adverse effect on our business and results of operations.

The growth of our business is in part dependent on our relationships with our distributors and corporate partners. If we were to lose these relationships, or the benefits we derive from these relationships were to diminish, our growth rates and our business would be harmed.

We rely on our distributors and corporate partners to help drive our net revenues and profitability growth rates. We have developed a number of strategic partnerships with significant national and multinational corporations who are expanding the business they do in China, including Cisco Systems, Inc., Skillsoft Plc and The McGraw-Hill Companies, Inc. We derive both direct benefits, such as expanding and improving the curriculum in our career enhancement centers and helping to attract additional students to these centers, and indirect benefits, such as strengthening the Ambow brand, from these partnerships. We have distributors who help us to distribute our software products throughout China to additional schools and students and to expand our geographic reach to areas where we do not have a direct presence. We also have partnerships, both directly and through our distributors, with a number of K-12 schools and universities throughout China. We sell our services and software products to the students in these schools and universities and also get students in our tutoring centers and career enhancement centers who are enrolled in these schools and universities. If our relationships with any of these partners were to be damaged or lost, or the benefits we derive from these relationships were to be diminished, whether by our own actions, actions of one or more governmental entities or actions of our competitors, our growth rates and our business would be harmed.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Our online programs, services and products are vital to the success of our business. The market for such programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We must quickly modify our online programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technologies may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online services or products and related technologies on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be materially adversely affected.

If we fail to successfully develop and introduce new services and products in time, our competitive position and ability to generate revenues could be harmed.

Our future success depends partly on our ability to develop new services and products. The planned timing or introduction of new services and products is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational or other problems could delay or prevent the introduction of one or more of our new services or products. Moreover, we cannot assure you that any of our new services and products will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new services and products to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected.

Failure to adequately and promptly respond to changes in curriculum, testing materials and standards could cause our services and products to be less attractive to our students.

There are continuous changes in the focus of the subjects and questions tested on ZhongKao and GaoKao in China, and the format of the tests and the manner in which the standardized tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the MOE has been discussing reforms to curriculum of K-12 schools. Therefore, school curriculum will likely undergo changes and our tutoring and test preparation programs and materials will need to adapt to such changes. Failure to timely respond to such changes will adversely impact our tutoring services.

Failure to respond to changes to the current assessment and testing systems and admission standards in China could have a material adverse effect on our business and results of operations.

A substantial majority of the net revenues generated in our tutoring segment in the year ended December 31, 2009 were generated from tutoring services focused on preparing for ZhongKao and GaoKao. There have been changes in some areas in the way ZhongKao is administered. For example, in Yunnan Province, the provincial Education Department has recently announced that Yunnan Province will stop administering ZhongKao beginning in 2010. Instead, high schools will admit students based on a combination of a comprehensive evaluation of the students’ aptitude (provided by their middle schools) and the students’ middle school academic performance. To ensure the success of the educational reform and cultivate students’ comprehensive abilities, Yunnan Province also prohibits subject competitions in elementary and middle schools, including Olympic math competitions, and standardize admission policies regarding adding points to middle school test scores based on a student’s extracurricular activities. As for GaoKao, some top universities such as Peking University have been allowed to recruit students through independently administered tests and admission procedures in recent years. The candidates still need to take GaoKao and their scores in GaoKao may not be lower than certain thresholds, but such GaoKao scores will not be the sole determining factor in the admission process. Students admitted in this manner generally should not exceed 5% of the annual enrollment quotas of these universities as approved by the MOE. In 2009, 76 universities and colleges were allowed to recruit students through independently administered tests and admission procedures according to a notice promulgated by the MOE on December 12, 2008. It has been reported that the number of such universities and colleges will be increased to 80 in 2010. To the extent ZhongKao, or even GaoKao, becomes less prevalent throughout China, our business and results of operations may be materially adversely affected.

Our results of operations may fluctuate, which makes our financial results difficult to forecast, and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

•	The mix of our net revenues across our operating segments;

•	Acquisitions and related costs in a given period or the timing of such acquisitions within a given period;

•	The revenue and gross margin profiles of our acquisitions in a given period;

•	Our ability to successfully integrate our acquisitions and the timing of our post-integration activities;

•	Degree of results are subject to seasonality associated with the academic calendar with decreased net revenues specifically during Chinese New Year and over the summer;

•	Our ability to reduce our costs as a percentage of our net revenues; and

•	Increased competition.

Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to fall.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in service days and student enrollments. Historically, the number of days on which our students attend our courses is lower in the first and third quarters due to school closures for the celebration of the Chinese New Year and summer vacation. Because we recognize revenue in our K-12 schools and colleges segments based on the number of service days in the quarter, we expect our revenue in the first and third quarters to be negatively impacted. Our costs and expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments, service days and net revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow in our K-12 schools and colleges segments, these seasonal fluctuations may become more pronounced.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees, consultants and others, including our partner schools, to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. On May 13, 2009, the Intermediate Court in Beijing accepted a filing of an infringement claim by the Graduate Management Admission Council, or GMAC, regarding alleged copyright infringement arising from the unauthorized use of GMAT materials by Beijing Century Bersen Consulting Co., Ltd., or Bersen, one of our tutoring centers. In November 2009, GMAC and Bersen entered into a settlement agreement that provides, among other things, that Bersen shall remove certain specified GMAT materials and hyperlinks from Bersen’s website, and RMB0.5 million was paid by Bersen to GMAC for damages and losses incurred by the alleged infringing acts. In the event of a future successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain “bugs” or other undetected errors, our operations may be seriously disrupted.

The successful development and maintenance of our systems, software, applications and database, such as our school management software and system, learning engine and student database, is critical to the attractiveness of our online and offline programs and the management of our business operations. In order to achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology. This may require us to acquire additional equipment and software and to develop new applications. In addition, our technology platform upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance.

To date, our information systems have not encountered material errors or technical issues that have adversely affected or disrupted our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and this may cause us to lose market share, harm our reputation and brand names, and materially adversely affect our business and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain students. Major risks involving our network structure include:

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Breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data, including customer data, or malfunctions of software or hardware;

•	Disruption or failure in the national backbone network, which would make it impossible for visitors and students to log on to our websites;

•	Damage from fire, flood, power loss and telecommunications failures; and

•	Any infection by or spread of computer virus.

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a reduction in the number of students using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our online and offline programs. In addition, we may be subject to a security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. A user who circumvents our security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our online course programs, which would hurt our brand and reputation, and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers within China. We do not currently maintain any backup servers outside of China. To improve the performance and to prevent the disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers, colleges and career enhancement centers and adversely affect our financial results.

We lease most of the premises used for the operation of our schools, tutoring centers, colleges and career enhancement centers. As a result, we are dependent on the property rights of these properties held by their owners to enable us to use the premises. We cannot assure you that all lessors of our leased business premises have the relevant land use right certificates or building ownership certificates of the premises they lease to us or otherwise have the right to lease the premises to us.

As of March 31, 2010, we were unable to acquire copies of title certificates of buildings from lessors or registration or approval from competent authorities for properties to be obtained by lessors accounting for approximately 271,334 square meters, or approximately 50% of the premises we lease based on the aggregate of 541,149 square meters of buildings we lease as of such date. These leased buildings with defects, which represent 35.6% of all of the buildings we lease and own, generally house the classrooms and dormitories for our students. Of the buildings we lease with defects, buildings covering approximately 13,377 square meters for schools or learning center space are leased from public schools and such buildings are prohibited from being leased to private schools. If any of our leases were terminated as a result of challenges by third parties or governmental agencies, we may be forced to relocate affected schools and learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner on terms acceptable to us, our business and net revenues at the affected sites could be materially adversely affected.

In 2009, our net revenues were RMB902.0 million (US$132.1 million). If we are forced to vacate the premises at the properties that have defects where we lease buildings that house our classrooms and dormitories, it could impact schools and learning centers that generate approximately 30.0% of our net revenues, which excludes approximately 15.7% of our net revenues in 2009 that were generated by sales of software products and were not reliant on our physical properties. We believe, however, that it is highly unlikely that we would be impacted by all or most of these defects at the same time across numerous locations in various jurisdictions where these properties are located, and we believe that we would be able to find alternative locations quickly without incurring significant additional expenses for most of these locations; therefore, we believe that any impact from these defects on our net revenues would be significantly smaller than 30.0%.

As of March 31, 2010, certain land leased separately from the buildings discussed above covering 370,498 square meters, which represented approximately 78.0% of all our land leased as of that date and approximately 31.3% of all of our leased and owned land as of that date, are restricted to industrial and other uses, rather than for educational use, including one plot of land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. This portion of our leased land is used for recreational areas at certain of our K-12 schools, tutoring centers and colleges. As a result, if we were forced to vacate this portion of leased land, which is leased separately from our buildings, we do not believe it would have a direct impact on our net revenues. However, if we are regarded by a competent authority as using this leased land for a purpose other than the use approved by the government, we may be ordered to vacate the relevant land and subject to fines at a rate that we believe, based on our review of the applicable regulations, would be up to RMB30.0 (US$4.39) per square meter, and the total amount of the fines might be up to RMB11.1 million (US$1.6 million).

As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by the competent governmental entitles with respect to the defects in our leased real properties. However, if we are unable to use the existing properties, enter new leases or renew our current leases in a timely basis and on terms favorable to us, our business, results of operations and financial condition could be materially adversely affected.

We do not possess the relevant land use right certificates or building ownership certificates for some of the properties owned by us, and certain of the properties that we own have potential defects or issues that may not be easily remedied, which could cause us to incur significant additional expenses or could disrupt certain aspects of our business.

Some of the real properties that we own have defects or potential issues such as missing title certificates. As of March 31, 2010, we own and occupy land covering an aggregate of 709,222 square meters, of which two parcels of land covering 71,654 square meters, accounting for 10.1% of the land we own as of that date and 6.1% of the land we lease and own as of that date, do not have land use right certificates. One additional parcel of our land covering 12,601 square meters, accounting for 1.8% of the land we own, is zoned for industrial use but actually used for educational purposes. As of March 31, 2010, we own an aggregate of 221,516 square meters of buildings. We have not acquired the building ownership certificates for buildings covering 66,370 square meters, accounting for 30.0% of the square meters of the buildings we own, including certain properties covering 55,870 square meters that have some of the required permits and 10,500 square meters that are without any of the required permits.

To the extent competent governmental entities were to detect these defects and we were found not to be in compliance with the applicable regulations, we may be subject to fines or incur significant additional expenses, our legal title to some of our properties may be challenged, and certain of the land we use to operate our business may be confiscated. We believe that the land covering 12,601 square meters used for purpose other than the approved purposes, and the buildings covering 10,500 square meters built without any of the required permits could cause us to incur fines up to an estimate of approximately RMB5.4 million (US$790,000) if authorities were to investigate and fine us. If we are required to find alternative locations for our schools and learning centers, we may be required to pay increased rent for the new locations and the new locations, especially for our K-12 schools and colleges, may be less convenient and accessible to our students and teachers, which may materially adversely affect our business, results of operations and financial condition.

We are in the process of applying for the land use right for two parcels of land covering 71,654 square meters and building ownership certificates for five buildings covering 66,370 square meters for which we do not yet hold effective title certificates, and are trying to remedy the defects and issues that prevent us from obtaining such certificates. We shall apply to the local bureau of land and resources, which is in charge of the planning, administration, protection and rational utilization of such natural resources as land, minerals and marine resources in the PRC, for the land use rights to the land we currently occupy without land use right certificates. According to PRC laws, such land use rights shall be distributed through public procedures such as bidding, auction or listing for sale unless such land use rights are legally obtained through allocation from the government. If we bid successfully in these public procedures, we will then sign transfer of land use right agreements with the local bureau of land and resources. The land use right certificate would be issued to us after we fully pay the fees and taxes for the land use right. For land zoned for industrial purposes but used for education purposes, we will apply to the local bureau in charge of urban planning to change the use purpose of the land and then apply for a new land use right certificate indicating the new use purpose. We estimate that the costs we will incur to remedy these defects and issues will be approximately RMB6.0 million (US$879,018) to RMB9.0 million (US$1.3 million). We expect to complete the application process and obtain the certificates in a reasonable period of time, but do not have an exact time frame as of the date of this prospectus. However, we cannot assure you that these applications will be approved in a timely fashion or at all. If we are not able to remedy these defects in a timely manner, we may be required to find alternative locations for our schools and learning centers or may be subject to fines or penalties, either of which could have a material adverse effect on our business or results of operations.

We were aware of defects in the leased or owned real properties at target entities at the time we made acquisitions. As we continue to expand our business and acquire additional schools and learning centers, certain defects might exist in the leased or owned properties of the schools and learning centers we acquire in the future.

The defects in certain of the properties of our directly-operated schools and learning centers existed at the time we acquired these entities. Our mergers and acquisitions team has followed an internal procedure to identify and assess risks in connection with acquisitions. We were aware of the defects in the leased or owned properties of the acquired schools during our due diligence review, and a final business decision was made after our analysis of the likely impact of such real property defects. As we continue to expand our business and make acquisitions of additional schools and learning centers, we cannot assure you that all properties leased or owned by our acquisition targets will be fully in compliance with the relevant real property regulations. If the target schools fail to remedy the defects and issues in the leased or owned real properties prior to the time at which we complete the acquisitions, the schools or learning centers may be subject to fines or other penalties, which may adversely affect our operation of these schools and our operating results.

Failure by our colleges to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations.

The Rules Relating to the Establishment and Regulation of Independent Colleges, or Independent College Rules, promulgated by the MOE on February 22, 2008 and effective as of April 1, 2008, provide that an independent college established thereafter shall hold the land use right certificate or construction planning permit for land covering at least 500 mu (333,334 square meters), and independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Both of our colleges, the Applied Technology College and Beijing Century College, were established prior to April 1, 2008 and are subject to such minimum land requirements and do not currently comply. To satisfy such requirements would require us to incur significant expenses that we are not able to quantify, but which could be millions of RMB, and we cannot assure you that we can satisfy these requirements in time. In addition, the Independent College Rules require that the capital commitment to an independent college established before the Rules came into effect shall be paid within one year after its effectiveness. Up to now, the capital commitment to the Applied Technology College is fully paid in cash, but we still need to contribute land use rights. For the year ended December 31, 2009, net revenues from our two independent colleges accounted for 16% of our net revenues, which could be higher for the year ending December 31, 2010 when we will have a full twelve months of operations for each of these independent colleges included within our results of operations. Our failure to comply with the land requirements before the deadline or the capital commitment requirement may subject us to penalties, including fines of an unknown amount, and the colleges’ ability to recruit additional students may be limited or suspended, any of which may result in a material adverse effect on our reputation, business and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our net income.

In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

We adopted a stock option plan in 2005, or 2005 Plan, under which we have reserved 20,282,353 Class B ordinary shares to be issued to service providers. As of March 31, 2010, options to purchase 18,548,185 Class B ordinary shares were outstanding under the 2005 Plan. We also intend to adopt a new equity incentive plan following the completion of this offering, under which we will reserve 19,000,000 Class A ordinary shares to be issued to our service providers. U.S. GAAP prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. These statements also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. As of March 31, 2010, we had RMB128.6 million (US$18.8 million) of unrecognized stock-based compensation costs, adjusted for estimated forfeitures, related to unvested stock option awards granted prior to such date, which are expected to be recognized over a weighted-average period of 2.82 years. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Changes to accounting pronouncements or taxation rules or practices or greater than anticipated tax liabilities may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules, such as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” or FIN 48 (now codified as ASC 740), the Corporate Income Tax Law in China which was effective January 1, 2008, or New CIT Law, and various interpretations of accounting pronouncements or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business. We are subject to income tax, business tax and other taxes in many provinces and cities in China and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Moreover, we may lose the tax benefits we are currently receiving or we may be forced to disgorge prior tax benefits we have enjoyed and pay additional taxes and possibly penalties for prior tax years, any of which would harm our results of operations.

For the years ended December 31, 2007, 2008 and 2009, we received two types of preferential tax treatments: (i) Ambow Online was recognized as a “Software Enterprise” and was exempted from income tax on its profits for 2008 and 2009, and will be subject to a 50% reduction in income tax rate from 2010 to 2012; and (ii) certain of the affiliated entities of our VIEs, namely, Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd., were recognized as “Software Enterprises.” Shandong North Resource Information Technology Co., Ltd. was exempt from income tax on profits for 2005 and 2006, and was subject to a 50% reduction in income tax rate from 2007 to 2009 while Jinan Prosperous Resource Technology Co., Ltd. was exempt from income tax for 2008 and 2009 and will be subject to a 50% reduction in income tax rate from 2010 to 2012. In order to maintain the “Software Enterprise” status, each of these entities is required to obtain a Certificate of Software Enterprise issued by the provincial IT industry administration authorities through meeting the following conditions: (a) its primary business includes computer software development and production, system integration, application services and other related technical services because an enterprise which only engages in software trading is not qualified, (b) it has developed one or more software products or has intellectual property rights to such products, or provides such services as certified computer information system integration, (c) it has the technical equipment and business location required to engage in software development and related technical services, (d) it has the means and ability to control the quality of its software products and technical services, (e) its technicians engaging in product development and technical services make up no less than 50% of the staff, (f) its research and development expenses for software technology and products make up more than 8% of its software revenues, and (g) its annual software sales make up more than 35% of its total annual revenue and the sales of self-produced software make up more than 50% of the software sales. Pursuant to the Criteria for Recognition and Administrative

Measures of Software Enterprises, Software Enterprises are subject to annual inspections by the local software industry associations or other relevant associations authorized by the Ministry of Industry and Information Technology, or the MIIT. Software Enterprises which fail such annual inspections may not, for the current year, enjoy the relevant incentive policies including the preferential tax treatment. Each of Ambow Online, Shandong North Resource Information Technology Co., Ltd. and Jinan Prosperous Resource Technology Co., Ltd. has obtained the Certificate of Software Enterprise. For the years ended December 31, 2007, 2008 and 2009, if our corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in our tax expense would have been RMB nil, RMB16,521,000 and RMB39,083,000, respectively. We currently expect to continue to receive these preferential tax treatments throughout the granted periods.

For private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 and 25% after January 1, 2008 but were, under certain circumstances, subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. According to the Implementing Rules of the Law for Promoting Private Education and other relevant tax rules, prior to January 1, 2008, had our schools and colleges been registered as not requiring reasonable returns, they would generally have been exempt from income taxes. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status prior to January 1, 2008. Moreover, New CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. An official circular was issued in November 2009 to set out further clarification of the requirements for not-for-profit organizations, and the circular stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption and the circular shall go into effect retrospectively as of January 1, 2008. While we currently do not believe it is likely that our schools and colleges would qualify as not-for-profit organizations and therefore be exempt from corporate income tax under the New CIT Law, the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges. We intend to engage an external tax consultant to conduct comprehensive tax planning once further guidance from the tax authorities is released. This consultant may be expensive and the results of the guidance may not be favorable on our tax rates in the future. If we lose the benefit of the preferential tax treatments some of our schools and companies are currently enjoying, we could be required to pay additional taxes, which could have a material adverse effect on our results of operations and financial condition.

Current or worsening economic conditions could adversely impact our business.

Since early 2008, there has been a significant deterioration in the U.S. and global economy and liquidity has contracted significantly. The Chinese economy also slowed down significantly in the first half of 2009 and this trend may resume after 2009. Since we derive substantially all of our revenues from students in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our students may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing students. The adverse economic conditions, if they continued or worsened, will affect consumer spending generally, which could result in decreased demand for our services and products within our target markets.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Our management and our independent registered public accounting firm have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2009. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board (United States) as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and written policies and procedures over financial reporting. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future.

Our management and our independent registered public accounting firm have also identified three significant deficiencies in the design and operation of our internal controls as of December 31, 2009. These significant deficiencies are:

•	Teams performing due diligence on potential acquisitions did not have sufficient U.S. GAAP expertise to identify potential accounting adjustments at an early stage of the acquisition process.

•	A number of entities acquired in 2008 and 2009 used their own accounting software or manual accounting that was not consistent with our requirements.

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We lacked effective internal control procedures for managing contracts during the track record period. In particular, there were insufficient internal control procedures and resources to centrally manage and retain the agreements relating to acquisition and of the acquired entities.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified. Any failure of our internal controls could also adversely affect the results of such periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our “internal control over financial reporting” that will be required when the rules of the SEC under Section 404 of the Sarbanes-Oxley Act become applicable to us beginning with the required filing of our Annual Report on Form 20-F for the year ending December 31, 2011.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to remediate our material weakness and significant deficiencies and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. In addition, since a significant part of our business is operated through the schools and centers we acquire, most of which have very limited accounting personnel and resources to address internal controls and procedures, we will need to incur considerable costs and divert significant management time and other resources to the improvement or establishment of the internal control systems in such acquired schools and centers. Our failure to achieve and maintain effective internal controls over the financial reporting of these acquired schools and centers could affect our ability to fairly report such schools’ and centers’ financial results.

Risks related to regulation of our business and our corporate structure

All aspects of our business are subject to extensive regulation in China, we may not be in full compliance with these regulations and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The Chinese government regulates all aspects of our business and operations, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content, standards for the operations of schools, tutoring centers, colleges and career enhancement centers and foreign investments in the education industry. The laws and regulations applicable to the education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

PRC laws and regulations currently prohibit foreign ownership of elementary and middle schools for students in grades one to nine and foreign ownership of businesses that provide content over the Internet is restricted in the PRC. Accordingly, our wholly-owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for such education licenses and Internet content provider permits in China.

We conduct our K-12 school business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders. Our VIEs and their respective subsidiaries hold the required licenses and permits necessary to conduct our education business in China and to operate our K-12 schools, tutoring centers, colleges and career enhancement centers. We have been and expect to continue to be dependent on our VIEs and their respective subsidiaries to operate our business.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or we fail to obtain any of the required permits or approvals, the relevant PRC regulatory authorities including the MOE, the Ministry of Commerce, or MOFCOM, and the MIIT, which regulate the education industry, foreign investment in China and Internet business, respectively, would have broad discretion in dealing with such violations, including:

•	Revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	Discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	Imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	Revoking the preferential tax treatment enjoyed by our PRC subsidiaries and affiliated entities;

•	Requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	Restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, especially expansion of our business through strategic acquisitions.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including in the United States. To our knowledge, none of the penalties listed above has been imposed on any of those public companies, including companies in the education industry. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. If any of the above penalties is imposed on us, our business operations and expansion, financial condition and results of operations will be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a substantial portion of our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate a substantial portion of our education business. For a description of these contractual arrangements, see “Our corporate structure—Our corporate structure and contractual arrangements” and “Related party transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.” These contractual arrangements may not be as effective in providing us with control over our VIEs and their respective subsidiaries as direct ownership. If we had direct ownership of our VIEs and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs and their respective subsidiaries, which could effect changes, subject to any applicable fiduciary duties, at the management level. As a legal matter, if our VIEs or any of their respective shareholders fails to perform its or his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, but these remedies may not be effective. For example, if the shareholders of any of our VIEs were to refuse to transfer their equity interest in such VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders.

In addition, these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially adversely affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition.

The shareholders of our VIEs are also employees of our company, and one of them, Xuejun Xie, is a director of certain of our VIEs as well as our company. Conflicts of interest between their dual roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIEs or their respective subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and their respective subsidiaries and to receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementing Rules for the Law for Promoting Private Education (2004), or 2004 Implementing Rules. Under these laws and regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the schools, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase of net assets of the school (as determined under generally accepted accounting principles in the PRC). All of the private schools operated by our VIEs and their respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•	Impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties, such as Ambow Online, for services received; or

•	Specify the formula for calculating “reasonable returns.”

We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIEs’, and their respective subsidiaries’, operations could have a material adverse effect on our business, prospects and results of operations.

Regulatory agencies may commence investigations of the K-12 schools, tutoring centers, colleges and career enhancement centers controlled and operated by our VIEs. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations.

Our VIEs control and operate several K-12 schools, tutoring centers, colleges and career enhancement centers. As the provision of these services is heavily regulated in China, especially primary or secondary schools, these schools and companies that our VIEs or their respective subsidiaries currently own or operate or may acquire or establish in the future may be subject from time to time to inspections and investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. For example, if an independent college is found unable to satisfy one or more conditions for running a college set by the MOE in such inspection or investigation, the MOE may impose limitation on the annual enrollment quota or even suspend the recruitment of the college. In 2006, the MOE, based on the result of an investigation into independent colleges, posted a notice of non-compliance on its website criticizing some independent colleges, including the two colleges that we subsequently acquired, for failure of their respective sponsors to transfer committed assets to the colleges. To date, the colleges and their respective sponsors have not had any fines imposed upon them or otherwise incurred a penalty from the MOE for the failure to pay committed capital, and their enrollment capacity have not been adversely affected for failure to satisfy conditions for running colleges set by the MOE. If the results of any such investigations or lawsuits are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our reputation and results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could have a material adverse effect on our business.

Contractual arrangements we have entered into among our subsidiaries and our VIEs and their respective shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIEs and their respective shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Ambow Online and our VIEs and their respective shareholders do not represent an arm’s-length price and adjust our VIEs’ or any of their respective subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIEs or any of their respective subsidiaries. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many other public companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our consolidated net income may be harmed if our affiliated entities’ tax liabilities increase or if they are found to be subject to additional taxes, late payment fees or other penalties.

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment.

Chinese regulators have broad powers to regulate the tuition, accommodation and other fees charged by primary, secondary and other schools and student enrollment levels at these schools. As a result, new regulations could adversely impact the fees we receive from the schools to which we provide course materials and software products and the student enrollments at our directly- operated schools and at our partner schools, as well as the returns from the K-12 schools operated by our Chinese affiliated entities. The tuition, accommodation and other fees charged by our degree programs and our K-12 schools are subject to various price controls administered by local price-control authorities and our student enrollment in our independent colleges is subject to annual enrollment quotas established by the MOE. In light of the substantial increase in tuitions and other education-related fees in China in recent years, China’s price-control authorities may impose stricter price control on tuition changes in the future. As of the date of this prospectus, there is no indication from the MOE or the relevant authorities that the government would significantly change the tuition charges or student annual enrollment quotas. If the tuition charges were to be decreased or if they were not allowed to increase in line with increases in our costs because of the actions of China’s administrative price controls or if student enrollments at private schools were restricted, our net revenue and profitability would be materially adversely affected.

The discontinuation of any preferential tax treatments or deemed tax treatments currently available to us or the disgorgement of any benefits we enjoyed in the past could result in a decrease of our net income and harm our results of operations.

According to the 2004 Implementing Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. In March 2007, the Chinese government enacted the New CIT Law, and promulgated the Implementing Regulations for the PRC Corporate Income Tax Law in December 2007, both of which came into effect on January 1, 2008. On February 22, 2008, the Ministry of Finance and State Taxation Administration issued a subsequent notice, or the 2008 Tax Notice, that effectively abolished our preferential tax treatment under the 2004 Implementing Rules. The New CIT Law and 2008 Tax Notice, among other things, impose a unified income tax rate of 25% for all private schools regardless of whether they require a reasonable return or not unless the school qualifies as a not-for-profit organization as defined in the PRC tax regime effective January 1, 2008. If a school qualifies as a not-for-profit organization in accordance with the tax law, it will be exempt from corporate income tax for certain of its income qualified for exemption under the relevant laws and rules. In November 2009, the Ministry of Finance and State Taxation Administration further issued rules providing the criteria for a not-for-profit organization to qualify for exemption of corporate income tax. These rules are relatively new and contain many ambiguities. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard corporate income tax, while in other cities, private schools are subject to a 1.75% to 3.0% tax on gross receipts received by the schools or a deemed fixed tax amount or may be exempted from corporate income tax. These deemed tax rates and deemed fixed tax amount treatments granted to our schools by local tax authorities are subject to review and may be adjusted or revoked at any time. In addition, education services provided to students receiving degree-oriented education by private schools are also exempted from business tax in China so long as those schools are accredited to issue diplomas or degree certificates recognized by the MOE. The discontinuation of any of these tax treatments currently available to us or the determination of the tax authority that any of the preferential tax treatment we have enjoyed is not in compliance with the PRC laws, especially those schools in major cities, would cause our effective tax rate to increase, which would increase our income tax expenses and in turn decrease our net income or even subject us to supplementary payment of tax balance.

Under PRC laws and regulations, an enterprise that qualifies as a new and high-technology enterprise or a software enterprise may enjoy preferential tax benefits. An enterprise qualified as both a “new and high-technology enterprise” and as a “software enterprise” may choose one of the more preferential tax treatments. Ambow Online is a certified “new and high-technology enterprise” and a “software enterprise” and has chosen to enjoy preferential tax treatments as a “software enterprise.” As a result, Ambow Online is entitled to a two-year exemption from the first year Ambow Online generates taxable income and a 12.5% corporate income tax rate for another three years, which might be followed by a 15% tax rate so long as Ambow Online continues to qualify as a new or high-technology enterprise. If Ambow Online fails to maintain the status of a software enterprise or a new and high-technology enterprise, it will cease to enjoy the reduced tax rate and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to software enterprises or new and high-technology enterprises, Ambow Online would be subject to the standard corporate income tax rate, which currently is 25%. Loss of these preferential tax treatments could have a material adverse effect on our financial condition and results of operations.

The regulation of Internet website operators in China is subject to interpretation, and our operation of online education programs could be harmed if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese governmental authorities, including, the MOE, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MIIT promulgated a notice titled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services” on July 13, 2006, which prohibits PRC

Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to illegal foreign investors. The notice states that PRC Internet content providers (or their shareholders) should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites and a PRC Internet content provider’s failure to comply with the notice by November 1, 2006 may result in revocation of its ICP license.

Ambow Shida holds an ICP license issued by Beijing Communications Administration, the local counterpart of the MIIT. According to this ICP license, Ambow Shida is approved to provide internet information services, excluding services of press, publication, education, medicine and medical apparatus and instruments. Due to the uncertainties of implementation of relevant regulations by different authorities, we cannot assure you that Ambow Shida has satisfied or will be able to satisfy all the requirements for a PRC Internet content provider and the ICP license held by Ambow Shida will be deemed to be adequate for all of the online services that we provide. For example, Ambow Shida’s ICP license does not cover educational content while most materials provided on our websites may be deemed educational content, including content related to our tutoring centers and career enhancement centers. According to our experience and our knowledge of other education providers in our industry, and as advised by our PRC counsel, based on their consultation with the competent authorities that the content provided by us does not exceed the scope of Ambow Shida’s ICP License, we believe the content on, and use of, our website are in compliance with the requirement imposed by Chinese Internet Regulations on ICP Licenses. We cannot assure you, however, that the competent authorities will not adopt a different interpretation of this issue.

In 2009, we generated net revenues from our tutoring and career enhancement segments of RMB360.1 million (US$52.8 million) and RMB266.3 million (US$39.0 million), respectively. A small portion of these net revenues was related to providing educational materials online. If the provision of these online services is deemed to have exceeded the scope of Ambow Shida’s license, we may be required to cease providing these online materials, which would harm our net revenues and results of operations. As we are a foreign enterprise in China, Ambow Shida may also be deemed to have illegally leased its ICP license or provided facilities or other resources to foreign investors. If we are deemed to have violated applicable Chinese Internet regulations, we could be subject to severe penalties, including confiscation of illegal gains, fines ranging from three to five times the illegal gains, suspension of certain types of service or orders to shut down the relevant websites.

Risks related to doing business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education or career enhancement market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our net revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the education or career enhancement market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Ambow Online and our other wholly-owned subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.

We are a holding company and rely principally on dividends paid by our subsidiaries established in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we choose to do so, to service any debt we may incur and to pay our operating expenses. Our PRC subsidiaries’ income in turn depends on the service and other fees paid by our VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, under the applicable requirements of PRC law, our PRC subsidiaries and affiliated entities incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends.

In addition, under the New CIT Law, which became effective on January 1, 2008, dividends paid to us by our PRC subsidiaries are subject to withholding tax. The withholding tax on dividends may be exempted or reduced by the PRC State Council. Currently, the withholding tax rate is 10% unless reduced or exempted by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.

Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would restrict our subsidiaries’ ability to pay dividends and make other distributions to us.

In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.

While all of our other schools and colleges choose to be registered as schools requiring reasonable returns, Beijing Century College and Beijing 21st Century Experimental School are registered as schools not requiring reasonable returns. Entities registered as schools not requiring reasonable returns are restricted from directly distributing to us any dividends or profits. Accordingly, Ambow Online entered into a service agreement with Beijing 21st Century Experimental School dated April 1, 2009 pursuant to which Ambow Online, in exchange for payments by Beijing 21st Century Experimental School, provides to Beijing 21st Century Experimental School: (i) consulting services regarding, among other things, business planning, mergers and acquisitions, development, international cooperation, accounting, tax and finance, human resources management and legal compliance; (ii) assistance in the campus LAN upgrade; and (iii) the right to use Ambow Online’s campus management software system. The term of this service agreement is indefinite unless terminated by either party upon 30 days’ notice or by mutual agreement. In addition, we have received payments from Beijing Century College in exchange for the sales of software products and provision of training services to Beijing Century College. These schools contributed 15% of our net revenues for the year ended December 31, 2009.

To date, our PRC subsidiaries have not paid dividends to us out of their accumulated profits. In the near future, we do not expect to receive dividends from our PRC subsidiaries because the accumulated profits of these PRC subsidiaries are expected to be used for their own business or expansions. If we are unable to extract the earnings and profits of some of our schools and learning centers, it could have a material adverse effect on our liquidity and financial condition.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and VIEs or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations. For example:

•

Loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and

•

Loans by us to our VIEs and their respective subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are not likely, however, to finance the activities of our VIEs and their respective subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Regulation” section of this prospectus. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or our VIEs or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the Administration for Industries and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to our VIEs and their respective subsidiaries through our subsidiaries in the PRC, which may adversely affect our ability to expand our business, and we may not be able to convert the net proceeds from this offering into RMB to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Presently none of Ambow Online or our other wholly-owned subsidiaries are registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOFCOM and be approved by MOFCOM or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if the net proceeds from this offering are injected into Ambow Online and our other subsidiaries as increased registered capital, we could not convert such proceeds into RMB to fund acquisitions of the VIEs and their respective subsidiaries, and our ability to expand our business may be adversely affected.

While we may not transfer the net proceeds from this offering through our wholly-owned subsidiaries for the purpose of domestic acquisitions, we may use the proceeds to acquire PRC companies or schools that do not include compulsory education through Wenjian Gongying, an RMB fund established in Suzhou as a venture capital joint venture, subject to the PRC industrial policy for foreign investment. If we use the proceeds of this offering to make acquisitions through Wenjian Gongying in entities that are in restricted industries, like high schools, without receiving proper approvals or in entities that are in prohibited industries, like schools that provide compulsory education, we may be subject to significant fines of unknown amounts or other sanctions. See “Our corporate structure” for a further description of the legal structure, joint venture participants’ identities and such participants’ respective percentage ownership interest in Wenjian Gongying and for a further description of the PRC rules and regulations that will be applicable to our planned investments through Wenjian Gongying.

If we use the proceeds of this offering for the business of Ambow Online or our other wholly-owned subsidiaries, we are also required to apply to the authority of commerce for approval for an increase of their respective registered capital given that the original registered capital of these subsidiaries have been fully paid. We cannot assure you that we can obtain such approvals in a timely manner or at all. If we are unable to use the net proceeds from this offering to fund our PRC operating entities or their subsidiaries or to make strategic acquisitions, it could have a material adverse effect on our expansion plans and future growth.

It is unclear whether we will be considered a PRC “resident enterprise” under the New CIT Law and, depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

The New CIT Law and its Implementing Regulations, which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Although the Implementing Regulations of the PRC CIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise, currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are treated as a PRC “resident enterprise,” however, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the New CIT Law and its Implementating Regulations to a PRC resident recipient.

In addition, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC withholding tax.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because substantially all of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments to our shareholders and ADS holders in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries capital accounts, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2010. Recently, the People’s Bank of China has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar could materially adversely affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

In 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in the SAFE regulations may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange dominated loans from our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and obtaining foreign currency denominated borrowings, which may harm our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—SAFE regulations on employee share options.”

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the New York Stock Exchange.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

While the application of the New M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the New M&A Rules. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The New M&A Rules that became effective on September 8, 2006 established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the New M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could materially adversely affect our ability to grow our business through acquisitions in China.

We do not have business insurance coverage in China, which could harm our business.

We could be held liable for accidents that occur at our learning centers and other facilities. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided insufficient supervision or instruments or were otherwise liable for the injuries. Such accidents may adversely affect our reputation and financial results. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster would result in substantial costs and diversion of our resources.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and has spread to other countries. Cases of swine flu have been reported in Hong Kong and mainland China. The Chinese government, and certain regional governments within China, have enacted regulations to address the H1N1 virus specifically within the education services market, which may have an affect on our business. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and could require the temporary closure of our schools, tutoring centers, colleges and career enhancement centers. Such events could severely disrupt our business operations and harm our results of operations. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

Risks related to ownership of our ADSs, our trading market and this offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. We have been approved to list our ADSs on the NYSE. However, an active public market for our ADSs may not develop or be sustained after the offering, in which case the market price and liquidity of our ADSs will be materially adversely affected. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our ADSs may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ADSs will be determined by negotiations between us and representatives of the underwriters and may bear no relationship to the market price for our ADSs after this offering. We cannot assure you that the market price of our ADSs will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                      ordinary shares outstanding, including                      Class A ordinary shares represented by                      the                      ADSs sold in this offering. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The                      remaining outstanding shares after this offering will be available for sale upon the expiration of the 180-day lockup period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the lead underwriters. Sales of these shares into the market could cause the market price of our ADSs to decline.

In addition, certain holders of our ordinary shares will have the right to cause us to register the sale of their shares under the Securities Act under certain circumstances. See “Shares eligible for future sale” and “Related party transactions—Registration rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered securities in the public market could cause the price of our ADSs to decline.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of US$             per ADS (assuming no exercise by the underwriters

of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS at US$             as of March 31, 2010 after giving effect to this offering and an assumed initial public offering price of US$             per ADS (which is the mid-point of the estimated public offering price range).

We may need additional capital, and the sale of additional ADSs or other equity securities would result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs, including targeted acquisitions, for more than the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We plan to continue to make acquisitions going forward depending on market conditions and our ability to identify and consummate such acquisitions after the completion of this offering. To consummate these transactions, we believe that we will use some of the proceeds from this offering and we also intend to issue additional shares in these acquisitions that will dilute our shareholders. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	Our future financial condition, results of operations and cash flows;

•	General market conditions for capital raising activities; and

•	Economic, political and other conditions in China and elsewhere.

We cannot assure you that if we need additional cash financing will be available in amounts or on terms acceptable to us, if at all.

Insiders will continue to have substantial control over us after this offering, which could adversely affect the market price of our ADSs.

Under our amended and restated memorandum and articles of association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Upon the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, our executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately         % of the combined total outstanding ordinary shares, representing         % of the total voting rights, in our company. Shareholdings of our executive officers and directors, and their respective affiliates, in particular with respect to the greater voting rights of the Class B ordinary shares they hold, give them the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, our executive officers and directors and their respective affiliates could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if they should, at some point in the future, hold less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of our executive officers and directors and their respective affiliates’ ownership of Class B ordinary shares, their voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, our executive officers and directors and their respective affiliates may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenters’ rights may not be available to you in such an event. See “Description of share capital—Differences in corporate law—Mergers and similar arrangements” for a detailed discussion of the merger and consolidation provisions under Cayman Islands law. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We anticipate that we will use the net proceeds from this offering to fund working capital and other general corporate purposes and for the expansion of our business, including strategic acquisitions. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our ADSs. In addition, these proceeds may not be invested in a manner that yields a favorable rate of return.

Compliance with rules and requirements applicable to public companies will increase our administrative costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to this offering. In addition, the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, have required significant additional corporate governance practices to be implemented by public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs significantly and to make certain corporate activities more time consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which would be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs but expect that these additional costs could be up to a few million US$ annually. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action, investor confidence in us could be negatively impacted and the market price of our ADSs could decline.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, or the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

Many of the corporate governance rules promulgated by the NYSE will not apply to us so long as we qualify as a foreign private issuer, and there may be significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE.

As a foreign private issuer, we will be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We will not be subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to US domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required on such matters.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders of our ADSs or ordinary shares.

Based on the assumed initial public offering price of our ADSs in this offering, and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2010. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Because PFIC status is a factual determination based on complicated rules that cannot be made until after the close of a taxable year, our special United States counsel expresses no opinion with respect to our PFIC status for our current taxable year ending December 31, 2010 and also expresses no opinion with respect to our expectations regarding our PFIC status in future years. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to such United States holder. See “Taxation—United States federal income taxation—Passive foreign investment company.”

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholders hold Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•

Provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	Provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2009 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws. See “Description of share capital—Differences in corporate law.”

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Enforceability of civil liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a shareholder meeting is ten days. When a shareholder meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. See “Description of American depositary shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in a rights offerings we make and may experience dilution in their holdings as a result.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Forward-looking statements

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “aim,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	Anticipated trends and challenges in our business and the markets in which we operate;

•	Our ability to anticipate market needs or develop new or enhanced services and products to meet those needs;

•	Our ability to compete in our industry and innovation by our competitors;

•	Our ability to protect our confidential information and intellectual property rights;

•	Our ability to successfully identify and manage any potential acquisitions;

•	The timing and number of future acquisitions and the compensation we will expend to make future acquisitions;

•	Our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	The impact on our business and results of operations arising from the defects in our real properties;

•	Our expectations regarding the use of proceeds from this offering;

•	Our planned capital expenditures in 2010;

•	Our plan to make significant expenditures to create and maintain our positive brand awareness and brand loyalty;

•	The loss of senior management and key personnel;

•	Our ability to manage growth; and

•	Economic and business conditions in China.

You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in “Risk factors.” Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains third-party data relating to the education and career enhancement markets in China that includes projections based on a number of assumptions. The education and career enhancement markets may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that our net proceeds from the offering will be approximately US$             million, at an assumed initial public offering price of US$             per ADS (which is the mid-point of the estimated public offering price range), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately US$             million. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds of this offering by US$             million, after deducting underwriting discounts and commissions. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We anticipate that we will use the net proceeds from this offering to fund working capital and for other general corporate purposes, including the expansion of our different lines of business. The principal reasons we are conducting this offering are to be able to access public markets in the United States and to raise funds for our general corporate purposes and finance our future expansion, which we expect will include business expansion including strategic acquisitions, upgrades and expansions to our schools and learning centers, teacher training programs and research and development of our educational content and to fund our working capital. We currently estimate that we will use the net proceeds from this offering as follows: US$20 million for working capital and general corporate purposes, including teaching training programs and for research and development of our educational content and US$             million for the expansion of our business. Of the proceeds we expect to use for the expansion of our business, we currently anticipate that US$50 to US$70 million would be used for strategic acquisitions with the remainder to be used for upgrades and expansions to our existing schools and learning centers. For a further discussion of our strategies and business plan, see “Business—Our strategies.”

We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses but, as of July 14, 2010, Ambow Sihua and Ambow Shanghai have entered into exclusivity agreements with five career enhancement centers and two tutoring centers with whom we may commence acquisition discussions after this offering is completed. See “Business—Our acquisitions.” To the extent that the net proceeds from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in interest-bearing bank deposits that may be withdrawn upon demand, short-term interest-bearing, investment grade securities, certificates of deposit or direct or guaranteed government obligations.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend intercompany loans to our PRC subsidiaries and affiliated entities or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We expect to apply and obtain such approval and registration as we deem necessary for utilizing the proceeds of this offering to provide funding to our PRC subsidiaries or other entities through capital contribution and loans. We have successfully obtained government approvals and registrations for our capital contributions to our PRC subsidiaries. We did not make any intercompany loans to Ambow Online. We have not obtained governmental approvals or registrations for intercompany loans to our VIEs or their subsidiaries because there are no approval or registration requirements for these loans. We cannot assure you that we will be able to obtain these government approvals or registrations if and when needed on a timely basis, if at all. The time associated with these activities is usually several months and the related cost is minimal. For an increase of registered capital of the wholly-owned foreign enterprise, the authority will decide within 30 days after receiving the application documents. After obtaining the approval from authorities in charge of foreign investment, the time for the wholly-owned foreign enterprise’s registration of such capital contributions with SAFE will generally be less than 20 business days. See “Risk Factors—Risks related to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Dividends and dividend policy

Since our inception, we have not declared or paid any dividends on our shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to Cayman Islands law.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our PRC subsidiaries, which must comply with the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. Under the applicable requirements of PRC law, our PRC subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. If they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American depositary shares.”

Capitalization

The following table sets forth our capitalization as of March 31, 2010. Our capitalization is presented on:

•	An actual basis;

•	A pro forma basis to reflect the automatic conversion of all our outstanding preferred shares into Class B ordinary shares upon the closing of this offering; and

•

A pro forma, as adjusted basis to reflect (1) the automatic conversion of all our outstanding preferred shares into Class B ordinary shares upon the closing of this offering, (2) exercise of the Series B warrants and (3) the issuance and sale of                      Class A ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from such issuance and sale in this offering, each based on an assumed initial public offering price of $            per ADS (which is the mid-point of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2010
(in thousands)	Actual		Pro Forma		Pro Forma As Adjusted

	RMB	US$	RMB	US$	RMB	US$
			(unaudited)

Long-term borrowings (excluding current portion)	74,000	10,841	74,000	10,841

Mezzanine Equity:
Series C convertible redeemable preferred shares, US$0.0001 par value: 23,387,381 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	561,934	82,325	—	—	—	—
Series D convertible redeemable preferred shares, US$0.0001 par value: 29,835,966 shares authorized and 26,722,649 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	802,781	117,610	—	—	—	—

	As of March 31, 2010
(in thousands, except per share data)	Actual		Pro Forma		Pro Forma As Adjusted

	RMB	US$	RMB	US$	RMB	US$
			(unaudited)

Shareholders’ equity:
Series A convertible preferred shares, US$0.0001 par value: 12,900,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	14,283	2,093	—	—	—	—
Series B convertible preferred shares, US$0.0001 par value: 18,335,715 shares authorized and 17,745,522 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	96,667	14,162	—	—	—	—
Class A ordinary shares, US$0.0001 par value: 0 shares authorized and 0 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 0 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted(1)	—	—	—	—
Class B ordinary shares, US$0.0001 par value: 155,000,000 shares authorized and 44,999,663 shares issued and outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted(1)	36	5
Additional paid-in capital(2)	622,122	91,143
Warrants	2,737	401
Statutory reserves	34,155	5,004
Retained earnings (Accumulated deficit)	(116,051)	(17,003)
Accumulated other comprehensive income	24,212	3,547
Non-controlling interest	55,574	8,142
Total shareholders’ equity(2)	733,735	107,494
Total capitalization(2)	2,098,450	307,429

(1)	Subsequent to March 31, 2010, our share capital was re-designated into Class A and Class B ordinary shares under our amended and restated memorandum and articles of association, which became effective on , 2010.

(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of the additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, after deducting the estimated underwriting discounts and commissions payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The table above excludes the following shares:

•	18,548,185 Class B ordinary shares issuable upon the exercise of options outstanding as of March 31, 2010, with a weighted average exercise price of US$2.41 per ordinary share;

•	590,193 Class B ordinary shares issuable upon the assumed exercise of warrants outstanding as of March 31, 2010, which have an exercise price of US$0.75 per ordinary share; and

•	1,734,168 ordinary shares reserved for future grants under our equity incentive plan as of March 31, 2010.

Dilution

As of March 31, 2010, our net tangible book value was US$             per ordinary shares and US$             per ADS. Net tangible book value per ordinary share represents total tangible assets minus total liabilities divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2010, other than giving effect to (1) the automatic conversion of all our outstanding preferred shares into ordinary shares upon the closing of this offering, (2) exercise of the Series B warrants and (3) our sale of                      ADSs in the offering at an assumed initial public offering price of US$             per ADS (which is the midpoint of the estimated public offering price range) and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, but without taking into account any other changes in such net tangible book value after March 31, 2010, the net tangible book value per ordinary share would increase to US$             per ordinary share (or US$             per ADS), or US$             per ordinary share (or US$             per ADS) if the underwriters’ over-allotment option is exercised in full. This represents an immediate increase in net tangible book value of US$             per ordinary share (or US$             per ADS) to our existing shareholders or US$             per ordinary share (or US$             per ADS) if the underwriters’ over-allotment option is exercised in full, and an immediate dilution of US$             per ordinary share (or US$             per ADS) to purchasers of ADSs in the offering or US$             per ordinary share (or US$             per ADS), if the underwriters’ over-allotment option is exercised in full.

The following table illustrates this dilution on a per ordinary share basis and a per ADS basis assuming that all ADSs are exchanged for ordinary shares:

	Per Ordinary Share	Per ADS

Assumed initial public offering price per share
Net tangible book value per ordinary share as of March 31, 2010
Increase per share attributable to the sale of the ADSs
Pro forma net tangible book value per share after this offering
Dilution per ordinary share to purchasers of ADSs in the offering

A $1.00 increase (decrease) in the assumed public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             per ordinary share and US$             per ADS, respectively, and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions.

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between our existing shareholders as of such date and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary shares paid at an assumed initial public offering price of US$ per ADS (which is the midpoint of the estimated public offering price range) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Share	Average Price per ADS
	Number	Percent	Amount	Percent

Existing shareholders	126,976,783%		$170,464,056%		1.34
New Investors

Total		100.0%		$100.0%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, and US$            , respectively, assuming no change in the number of ADSs sold by us and the selling shareholders as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions.

The number of ordinary shares to be outstanding following the offering is based on 126,976,783 shares outstanding at March 31, 2010, which gives effect to the conversion of all of our preferred shares into ordinary shares upon the completion of this offering, and excludes:

•	18,548,185 Class B ordinary shares issuable upon the exercise of options outstanding as of March 31, 2010, with a weighted average exercise price of US$2.41 per ordinary share;

•	590,193 Class B ordinary shares issuable upon the assumed exercise of warrants outstanding as of December 31, 2009, which have an exercise price of US$0.75 per ordinary share; and

•	1,734,168 ordinary shares reserved for future grants under our equity incentive plan as of March 31, 2010.

To the extent all options and warrants outstanding at March 31, 2010 are exercised, the number of ordinary shares to be outstanding immediately following the offering would increase to                      and the total consideration would increase to US$            . Our existing shareholders would hold                      ordinary shares or         % of the number of ordinary shares outstanding immediately following the offering for which they paid US$             or         % of the total consideration. The purchasers of ADSs in the offering would hold        % of the number of ordinary shares outstanding immediately following the offering and would experience immediate dilution in net tangible book value of US$             per ordinary share (or US$             per ADS). In addition, we may in the future elect to raise additional capital as a result of favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders.

Exchange rate information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at RMB6.8258 to US$1.00, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 9, 2010, the exchange rate was RMB6.7720 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Exchange Rate
Period	Period End	Average(1)	Low(2)	High(2)

2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8262	6.8254	6.8270
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310
June	6.7815	6.8184	6.7815	6.8323
July (through July 9)	6.7720	6.7762	6.7709	6.7807

(1)	Annual averages are calculated from month-end noon buying rates in the city of New York as published by the Federal Reserve Bank. Monthly averages are calculated using the daily noon buying rates in the city of New York as set forth in the H.10 statistical release of the Federal Reserve Board during the relevant periods.

(2)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes. The selected consolidated financial data presented below for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2007, 2008 and 2009 is derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and were prepared in accordance with U.S. GAAP. The selected consolidated financial data, except for the as adjusted consolidated balance sheet data, presented below for the three months ended March 31, 2009 and 2010 and as of March 31, 2009 and 2010 is derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. We historically prepared limited financial data under PRC accounting standards which were used for internal purposes and to support our PRC tax return information only. We have omitted the selected financial data as of and for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

We have completed a number of acquisitions since January 1, 2008, which have affected period-to-period comparisons of our selected consolidated financial data. The results of our acquired companies have been included in our financial statements since their respective dates of acquisition and have contributed to our growth in net revenues, net income and net income per share. For a more detailed description of these acquisitions, see note 22 to our consolidated financial statements contained elsewhere in this prospectus.

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands, except share, per share and per ADS information)	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Consolidated Statement of Operations Data:

NET REVENUES:
Educational programs and services	317,854	469,543	760,444	111,407	160,109	232,154	34,011
Educational products	1,077	38,826	141,582	20,742	16,235	28,134	4,122

Total net revenues	318,931	508,369	902,026	132,149	176,344	260,288	38,133
Cost of revenues	(205,619)	(327,168)	(408,985)	(59,918)	(101,849)	(127,165)	(18,630)

GROSS PROFIT	113,312	181,201	493,041	72,231	74,495	133,123	19,503

Operating expenses:
Selling and marketing(1)	(19,600)	(43,123)	(138,423)	(20,279)	(21,458)	(51,703)	(7,575)
General and administrative(1)	(33,828)	(56,860)	(188,518)	(27,618)	(32,485)	(66,367)	(9,723)
Research and development(1)	(3,754)	(11,696)	(17,470)	(2,559)	(5,869)	(5,207)	(763)

Total operating expenses	(57,182)	(111,679)	(344,411)	(50,456)	(59,812)	(123,277)	(18,061)

OPERATING INCOME	56,130	69,522	148,630	21,775	14,683	9,846	1,442

OTHER INCOME (EXPENSE)	(11,315)	5,573	(9,047)	(1,326)	1,778	(3,137)	(460)

Income before tax and non-controlling interest	44,815	75,095	139,583	20,449	16,461	6,709	982
Income tax expense	(10,578)	(7,735)	(1,562)	(229)	(133)	(3,733)	(547)

NET INCOME	34,237	67,360	138,021	20,220	16,328	2,976	435
Non-controlling interest	—	—	215	31	—	901	132

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	34,237	67,360	138,236	20,251	16,328	3,877	567
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)	(23,129)	(38,524)	(76,932)	(11,271)
Allocation of net income to participating preferred shareholders	(20,837)	(53,949)	(93,611)	(13,715)	(23,103)	(23,067)	(3,379)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	11,993	(54,357)	(113,252)	(16,593)	(45,299)	(96,122)	(14,083)

Net income (loss) per ordinary share:(2)
Basic	0.75	(2.36)	(2.89)	(0.42)	(1.35)	(2.08)	(0.30)
Diluted	0.33	(2.36)	(2.89)	(0.42)	(1.35)	(2.08)	(0.30)

Net income (loss) per ADS:
Basic
Diluted
Weighted average shares used in calculating net income (loss) per share(2)
Basic	16,031,507	23,038,853	39,193,092	39,193,092	33,640,059	46,221,231	46,221,231
Diluted	37,622,476	23,038,853	39,193,092	39,193,092	33,640,059	46,221,231	46,221,231

(1)	Share-based compensation expense included in:

(in thousands)	For the Year Ended December 31,				For the Three Months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Selling and marketing	623	1,194	4,411	646	684	1,450	212
General and administrative	4,175	8,370	8,640	1,266	2,236	4,035	591
Research and development	353	426	480	70	110	165	24

(2)	Basic and diluted net income (loss) per ordinary share is computed by dividing net income by the weighted average number of shares outstanding for the period. The potentially dilutive warrants, preferred shares and options were excluded from the calculation of diluted net income (loss) per share in those periods where their inclusion would be anti-dilutive.

	As of December 31,				As of March 31,
(in thousands)	2007	2008	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	US$

Consolidated Balance Sheet Data:
Cash and cash equivalents	416,094	778,824	409,926	60,055	411,263	60,251
Total current assets	1,006,011	1,578,712	1,133,515	166,062	949,788	139,146
Total assets	1,012,335	1,993,884	3,672,394	538,016	3,497,791	512,436
Total current liabilities	475,104	502,738	1,131,901	165,826	947,055	138,746
Total liabilities	475,104	525,626	1,582,625	231,859	1,399,341	205,007
Mezzanine equity	387,757	1,131,408	1,288,147	188,716	1,364,715	199,935
Total shareholders equity	149,474	336,850	801,622	117,441	733,735	107,494

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Cash Flow Data:
Net cash provided by/(used in) operating activities	88,613	(63,630)	523,094	76,635	72,321	48,241	7,068
Net cash used in investing activities	(118,430)	(261,831)	(802,365)	(117,549)	(61,258)	(42,906)	(6,286)
Net cash provided by/(used in) financing activities	388,754	700,041	(86,500)	(12,672)	—	(3,930)	(576)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk factors,” as well as those discussed elsewhere. See “Risk factors” and “Forward-looking statements.”

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer consistently high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our regional service hubs, comprised of our five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of March 31, 2010, combined with our distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Through our directly-operated schools, tutoring centers, colleges and career enhancement centers and our distributors, we have significantly grown our net revenue, net income and student enrollment. Our net revenues increased from RMB318.9 million in 2007 to RMB508.4 million in 2008 to RMB902.0 million (US$132.1 million) in 2009 and from RMB176.3 million in the three months ended March 31, 2009 to RMB260.3 million (US$38.1 million) in the three months ended March 31, 2010. Net revenues from the provision of our services accounted for 99.7%, 92.4%, 84.3% and 89.2% of our net revenues in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. Net revenues from direct sales of our tutoring and career enhancement software products accounted for 0.3%, 7.6%, 15.7% and 10.8% of our net revenues in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. Our growth from 2008 to 2009 was primarily driven by the expansion of our service hubs across both the Better Schools and Better Jobs divisions, primarily through acquisitions, and to a lesser extent, the organic growth of our businesses. Our ten acquisitions through business combinations and one acquisition of long-term operating rights in 2008 generated net revenues of RMB55.7 million, RMB213.7 million (US$31.3 million) and RMB61.1 million (US$9.0 million) for the years ended December 31, 2008, 2009 and the three months ended March 31, 2010, respectively. Our 13 acquisitions through business combinations in 2009 generated net revenues of RMB368.4 million (US$54.0 million) and RMB163.1 million (US$23.9 million) in 2009 and the three months ended March 31, 2010, respectively.

We recorded net income of RMB34.2 million, RMB67.4 million, RMB138.0 million (US$20.2 million) and RMB3.0 million (US$0.4 million) in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively.

As of March 31, 2010, we had more than 30,000 students enrolled in our K-12 schools and colleges. Since the beginning of 2008, we have had in the aggregate more than 950,000 student enrollments in our tutoring and career enhancement centers. Since the beginning of 2007, we have had in aggregate more than 500,000 registered users of our software products or services through our online services or as a result of our software sales through distributors and, under our old sales model, sales to students of our partner schools. When we refer to student enrollments in this prospectus, we mean the total number of students enrolled in our K-12 schools and colleges and the total number of classes, tutoring sessions or training programs purchased by students in our tutoring centers and career enhancement centers as of the end of a particular academic period. For example, if one student enrolls in two separate tutoring classes or training programs, we count that as two student enrollments.

We have two business divisions, “Better Schools” and “Better Jobs,” and four operating segments, K-12 schools, tutoring, colleges and career enhancement, which are included within our two divisions. Our K-12 schools and tutoring segments are within our Better Schools division and colleges and career enhancement segments are within our Better Jobs division. Net revenues from Better Schools accounted for 43.1%, 51.0%, 54.5% and 70.5% of our total net revenues in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. Net revenues from Better Jobs accounted for 56.9%, 49.0%, 45.5% and 29.5% of our total net revenues in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. We expect the mix of our net revenues between Better Schools and Better Jobs to fluctuate as we continue to expand our business and as the expansion plans focus more heavily on one of our operating segments in a given period.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our K-12 schools, tutoring centers, colleges and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. As of the date of this prospectus, we have not received any payments under these agreements because we have not provided any services to the VIEs under these agreements. We plan to utilize these agreements once we have finalized our plans on the provision of intercompany services, which will take into account our liquidity position as well as our ability to fund and expand our business. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. Under these agreements, we recognized net revenues of RMB58.1 million, RMB187.3 million (US$27.4 million) and RMB24.9 million (US$3.7 million) for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, respectively (which have been eliminated upon consolidation), from the VIEs’ subsidiaries in connection with products sold and services provided by Ambow Online to these subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the prospectus.

As of March 31, 2010, we had RMB162.5 million due from certain related parties and owed RMB9.4 million to certain related parties. Many of the balances due from the related parties were amounts that had been lent to the school principals, owners or other controlling persons of entities we have acquired, prior to our acquisition dates, to fund the operations of various schools, tutoring centers and career enhancement centers. In addition, some amounts relate to indemnifications provided by the previous owners of the schools we acquired for which we have also recognized a corresponding liability. The remaining balances were mainly revenues collected on our behalf by the related parties and owed to us. The balances owed to related parties represented amounts due to former owners of our schools, tutoring centers and career enhancement centers or entities controlled by such owners for certain operating expenses they had paid, repayments of loans from certain principals of our schools, tutoring centers and career enhancement centers or, in one case, the outstanding payment for the training services provided by the principal of a career enhancement center. We do not believe that such transactions with the related parties require approval from the government.

Factors affecting our results of operations

General factors affecting our results of operations

We have benefited significantly from the following recent trends in the China educational and career enhancement services market:

•	Rapid growth in disposable household income;

•	Intense competition in the education sector and the job market;

•	Rapid economic growth;

•	Increasing hiring needs of existing and new companies doing business in China; and

•	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. As an example of preferential infrastructure support given to education service providers, we are permitted to utilize the facilities and properties provided by the Kunshan government to operate our Kunshan career enhancement center, free of rent for the first three years and then enjoy a 50% reduction of rent for the following two years. Further, according to a report from the PRC central government in May 2007, the government stated that it will invest RMB10 billion on vocational training related infrastructure projects. Examples of preferential tax treatment include an exemption of public schools and private schools which are qualified as “not-for-profit organizations,” under the New CIT Law from paying income tax with respect to their income qualified for the exemption and the exemption of schools and colleges providing degree-oriented education services from business tax with respect to their income derived from degree-oriented education services, as described further in “—Taxation.”

We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, colleges and career enhancement centers through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. As of December 31, 2009, pursuant to The Law of Promoting Private Education (2003), we have reserved RMB10.1 million in the Education Development Reserve for our private schools. Such appropriation is for the purpose of maintaining the schools’ existing facilities and for the acquisition of new facilities for these private schools. Since the Education Development Reserve may be used in the operations of these private schools, we do not anticipate such allocations will have a significant impact on the private schools’ or our liquidity and capital resources. Please see “Risk factors—Risks related to regulation of our business and our corporate structure” and “Regulation.”

Though we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we do not believe that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues, except that the failure of our two colleges to possess the required amounts of land may impact their ability to conduct their business if we are not able to address this deficiency by the required compliance period in 2013. To satisfy such land requirements at our two colleges would require us to incur significant expenses that we are not able to quantify, but which we believe could be millions of RMB. See “Risk factors—Risks related to our business and industry—Failure by our colleges to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations.” To remedy the land use rights and building ownership certificates at our owned properties, we believe we will incur approximately RMB6.0 million (US$879,018) to RMB9.0 million (US$1.3 million) of expenses and for the defects at our leased and owned properties could be subject to fines up to RMB16.5 million (US$2.4 million). See “Risk factors—Risks related to our business and industry—Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to business operations of the affected schools, tutoring centers, colleges and career enhancement centers and adversely affect our financial results” and “Risk factors—Risks related to our business and industry—We do not possess the relevant land use right certificates or building ownership certificates for some of the properties owned by us, and certain of the properties that we own have potential defects or issues that may not be easily remedied, which could cause us to incur significant additional expenses or could disrupt certain aspects of our business.”

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•

The number of student enrollments.    The number of student enrollments is largely driven by the demand for the educational programs offered by our K-12 schools, tutoring centers, colleges and career enhancement centers, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our K-12 schools, tutoring centers, colleges and career enhancement centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. In 2008 and 2009, our K-12 schools had student enrollments that were above 85% of the aggregate capacity of the schools. Total capacity at our K-12 schools in 2008 and 2009 was 20,420 and 22,900 students, respectively. In 2008 and 2009, our two colleges, Applied Technology College and Beijing Century College, had government-imposed annual enrollment quota limits of an aggregate of 3,499 and 3,409 students, respectively. The total new student enrollments in 2009 at Applied Technology College and Beijing Century College were an aggregate of 3,499 and 3,350, respectively. The students at our K-12 schools take standard course loads and their tuition is tied to the school semester or school year and not directly to their course loads within those periods.

•

The amount of fees we charge.    We determine enrollment fees in our K-12 schools and colleges based on demand for the educational programs offered by our schools and government approvals that determine limits for what we can charge to our students. Our colleges are subject to tuition guidelines approved by the local equivalent of the MOE. We determine course fees for our tutoring centers and career enhancement centers primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses. Our ability to increase enrollment and tuition fees will also depend on the perception of the quality and effectiveness of our services and products, the availability of competing courses and annual enrollment quota restrictions placed on us by PRC regulations.

Education services are an investment for the future, especially for children’s education, in China. Steady growth of the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children, especially for after-school tutoring. However, we believe that the tuition fees of K-12 schools and tutoring services and college tuition fees are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other spending before they reduce their spending on their children’s education. We believe that fees charged for career enhancement services will be more impacted by the economy. If students anticipate a lower-waged job after they graduate, they may be willing to spend less for career enhancement services.

The maximum tuition fees that a school can charge vary by locations, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and colleges.

•

Our costs and expenses.    We incur costs and expenses at both the headquarter level and at our K-12 schools, tutoring centers, colleges and career enhancement centers. Our most significant costs at our K-12 schools, tutoring centers, colleges and career enhancement centers are compensation paid to our teachers and for rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of change in our sales model

In 2007, we provided services through sales agents to students attending our partner schools where we did not control the facilities or teachers. In May 2008, we began to implement a change to our sales model and started to cease providing services directly to students where we did not control the facilities or teachers. Our new business model focuses on the provision of services to students attending schools and centers that are operated directly by ourselves and, to a lesser extent, the sale of stand-alone software products to distributors. This change in sales model that occurred over time during 2008 and 2009 did not have a significant effect on our financial results, specifically our gross margins, until 2009. As of October 2009, all of our sales of educational programs and services and products, other than one ongoing contract that will expire in September 2011, were made under our new sales model, as described below.

Under our old sales model, we delivered the learning materials we had developed through courses to students attending our partner schools with the help of sales agents and we remained responsible for the delivery of the services to students. As a result, the net revenues we recognized were the gross amounts paid by students for our services and we incurred significant costs relating to the services we were responsible to provide under this sales model. Our gross margins in 2007 and 2008, when all or a substantial majority of our net revenues were recognized pursuant to this sales model, were 35.5% and 35.6%, respectively.

In 2008, we started to introduce our new business model which focused on two key sales models: the provision of educational programs and services to students of our directly-operated schools and centers and the sale of software products to distributors. Our directly-operated schools, tutoring centers, colleges and career enhancement centers generate revenues from tuition fees, accommodation fees and, to a much lesser extent, education materials. We use our technology platform and learning materials to enhance the experience of our students attending these directly-operated schools.

Our new sales model for selling software products is focused on selling these products to our distributors and the distributors are responsible for the delivery of services that incorporate our software products or for selling the software products on a stand-alone basis with no further service obligation. Under the new product sales model, we contract directly with distributors and have no direct contact with schools or their students. We also have no further obligation to the schools or students in terms of the delivery of services. As a result, for sales of software products under the new sales model, we recognize less revenue for each sale compared to the old sales model but recognize a higher gross margin as we are no longer responsible for the cost of delivering the services to schools or students or for sales agent costs.

Our gross margin for delivery of services to our K-12 schools, tutoring centers, colleges and career enhancement centers, combined with sales of software products under this new sales model, was 54.7% in 2009. The increased gross margin was especially evident in 2009 as 2008 was a transition year with significant net revenue still being recognized on sales of our services through sales agents to students at our partner schools as opposed to selling software products to distributors. As of December 31, 2008, we still had some deferred revenue that was recognized as net revenue in 2009 from sales under our old sales model made in 2008.

For the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, an estimated 4.0%, 15.0% and 3.5%, respectively, of our net revenues were generated by sales through our distributors. We expect net revenues generated on sales through distributors as a percentage of total net revenues to fluctuate from period to period. During the three months ended March 31, 2010, we had two distributors for our products: one for Better Schools’ products and one for Better Jobs’ products. For the year ended December 31, 2009, these two distributors accounted for approximately 60% of our net revenues to distributors.

The following are the key terms of sales to our distributors, the nature of support services provided by our distributors to their customers and our basis for estimating returned products from distributors.

Terms of sales

In 2009, we generally sold software products to our distributors on a prepaid basis. Sales with credit terms require special approval by our management. While not significant in 2010, we have extended credit terms to our two key distributors. We do not give refunds and only offer replacements to the extent of product defaults. We provide secondary support in rare instances when the distributors cannot answer end users’ questions. This support is available for a short period after the sales of the software product and has been immaterial for all periods presented.

How distributors provide customers with support services

In addition to the sales of software products to end users, our distributors may also provide support services to the end users including classroom tutoring, providing facilities for study and on-the-job coaching, where applicable. The distributors determine what other support services, if any, they are going to provide and bear the sole responsibility for these support services.

How we estimate amounts of returned products

We do not give refunds and only offer replacements to the extent of product defaults within 30 days after delivery. Based on our past experience and quality control procedures performed before products are shipped out, the number of returns is minimal and we, therefore, do not expect any significant returns in the future.

Effects of acquisitions and other expansion plans

In 2008, we made an aggregate of ten acquisitions through business combinations and one acquisition of long-term operating rights pursuant to which we acquired two K-12 schools, 28 tutoring centers and three career enhancement centers. In 2009, we made an aggregate of 13 acquisitions pursuant to which we acquired three K-12 schools, 66 tutoring centers, two colleges and 12 career enhancement centers. Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and centers and further expand our school and center network throughout China. We plan to continue to expand our operations going forward, including selectively converting our A+ Alliance partners to our own schools and learning centers through business combinations and by making acquisitions depending on market conditions and our ability to identify and consummate such acquisitions after the completion of this offering. To consummate these transactions, we believe that we will use some of the proceeds from this offering and we also intend to issue additional shares in these acquisitions that will dilute our shareholders. Our planned continued expansion will also result in substantial demands on our management, operational, technological, financial and other resources. We will continue to implement additional measures and recruit qualified personnel in order to effectively manage and support our growth.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,

	2007		2008		2009			2010
(in thousands, except percentages)	RMB	%	RMB	%	RMB	US$	%	RMB	US$	%

Net revenues	318,931	100.0	508,369	100.0	902,026	132,149	100.0	260,288	38,133	100.0
Cost of revenues	(205,619)	(64.5)	(327,168)	(64.4)	(408,985)	(59,918)	(45.3)	(127,165)	(18,630)	(48.9)

Gross Profit	113,312	35.5	181,201	35.6	493,041	72,231	54.7	133,123	19,503	51.1

Net revenues

In 2007, 2008, 2009 and the three months ended March 31, 2010, we generated net revenues of RMB318.9 million, RMB508.4 million, RMB902.0 million (US$132.1 million) and RMB260.3 million (US$38.1 million), respectively.

In 2007, we provided services to students of schools where we did not control the facilities or teachers through sales agents and we were responsible for the services provided to these students. Aside from the delivery of these services on a class-by-class basis, we were not directly or indirectly responsible for the delivery of any after-sales or other services.

Beginning in 2008, we acquired and began to operate K-12 schools, tutoring centers and career enhancement centers. These acquired schools and centers generated revenues from tuition fees, accommodation fees and, to a much lesser extent, education materials. We also commenced the sale of services directly to students studying at these acquired schools and centers, in addition to continuing to provide services to other students through our sales agents. In 2008, we also started to sell some of our internally developed software products on a stand-alone basis to distributors with no further obligation to provide services in connection with these software products. As discussed above, under our new sales model, we contract directly with distributors and have no direct contact with the schools or their students.

In 2009, we acquired more K-12 schools, tutoring centers and career enhancement centers and our first two colleges and we completed the transition to our new sales model for sales of our software products to distributors.

Our total product revenues as a percentage of our total net revenues was 0.3%, 7.6%, 15.7% and 10.8% in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. Our product sales include value added tax. We expect our total product revenues as a percentage of our total net revenues to decline. Our primary focus going forward will be on selling our education programs and services to students in our directly-operated K-12 schools, tutoring centers, colleges and career enhancement centers.

We derived net revenues from our four operating segments in terms of percentages of our overall net revenues as follows in 2007, 2008, 2009 and the three months ended March 31, 2010:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2007	2008	2009	2009	2010

	%	%	%	%	%

Better Schools:
K-12 schools	—	1.8	14.6	4.8	19.5
Tutoring	43.1	49.2	39.9	44.3	51.0

Total Better Schools	43.1	51.0	54.5	49.1	70.5

Better Jobs:
Colleges	—	—	16.0	—	15.8
Career enhancement	56.9	49.0	29.5	50.9	13.7

Total Better Jobs	56.9	49.0	45.5	50.9	29.5

The following table sets forth our approximate student enrollments in our K-12 schools and colleges as of December 31, 2008 and 2009 and March 31, 2010:

	As of December 31,		As of March 31,
	2008(1)	2009	2010

K-12 schools	10,000	19,600	21,300
Colleges	—	12,400	12,600

Total	10,000	32,000	33,900

(1)	For the K-12 schools and colleges we controlled as of December 31, 2009, the student enrollments as of December 31, 2008 were 19,200 and 11,800, respectively.

We disclose our student enrollments in our K-12 schools and colleges as of the end of the periods because these students enroll for a semester or school year and the number of students enrolled in these schools is relatively stable throughout the period.

The following table sets forth our approximate student enrollments in our tutoring and career enhancement centers by operating segment in 2008, 2009 and the three months ended March 31, 2010:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2008(1)(2)	2009(1)	2010

Tutoring	312,400	500,200	105,700
Career enhancement	4,900	30,000	5,000

Total	317,300	530,200	110,700

(1)	The numbers included student enrollments in tutoring and career enhancement centers for the full year regardless of when they came under our control.
(2)	For the tutoring and career enhancement centers we controlled as of December 31, 2009, the student enrollments for the year ended December 31, 2008 were 441,600 and 28,100, respectively.

We disclose our student enrollments in our tutoring and career enhancement centers during the period because these students can enroll in multiple classes during a period, which classes are often shorter in duration than a semester or school year. The number of students enrolled in our tutoring and career enhancement centers fluctuates throughout a period.

The following table sets forth the approximate number of registered users of our software products or services through our online services or as a result of sales through distributors and, under our old sales model, sales to students at our partner schools by division in 2007, 2008, 2009 and the three months ended March 31, 2010:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2007	2008	2009	2010

Better Schools	143,000	150,000	153,000	8,500
Better Jobs	29,000	39,000	36,000	1,400

Total	172,000	189,000	189,000	9,900

K-12 schools.    We currently operate five K-12 schools. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly takes place between August and October and in February or March. The most significant factors that directly affect our net revenues in our K-12 schools segment are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB2,500 to RMB45,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 50 students per class.

Tutoring.    We also provide educational services in our 96 tutoring centers as of March 31, 2010 and online. These services consist primarily of test preparation courses, tutoring and foreign languages. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to six months. We also generate revenues in our tutoring segment through sales of software products. We recognize these net revenues upon delivery of our software products to distributors. The most significant factors that directly affect our net revenues in our tutoring segment are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB100 to RMB13,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are generally delivered in large class settings ranging from 15 students to 50 students per class, though we also deliver these services in smaller settings, including one-on-one tutoring.

Colleges.    We operate two colleges, the Applied Technology College and Beijing Century College, which we acquired in 2009. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our colleges ratably over the semester. Tuition fees and associated accommodation fees collected in advance are recorded as deferred revenues until the services are provided. Our colleges generally collect full year tuition fees once a year between August and October. The most significant factors that directly affect our net revenues in our colleges segment are the number of student enrollments and the amount of tuition fees and associated accommodation fees we charge. Tuition and associated accommodation fees for our colleges range from RMB16,000 to RMB30,000 per year.

Career enhancement.    Our career enhancement services are provided in our 16 career enhancement centers as of March 31, 2010. We recognize revenues from course fees collected for enrollment in the courses we offer at our career enhancement centers over the period of the course, which typically ranges from one month to 12 months. Course fees collected in advance are recorded as deferred revenues until the services are provided. We also generate revenues in our career enhancement segment through sales of software products. We recognize these revenues upon delivery of our software products to distributors. The most significant factors that directly affect our revenues in our career enhancement segment are the number of student enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, student enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as information technology services and digital media. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB700 to RMB13,000 per program with course lengths ranging from one month to six months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•

Teaching fees and performance-linked bonuses paid to our teachers.    Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers, colleges and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Prior to the change in our sales model, costs paid to sales agents.

Cost of revenues for software products primarily consists of raw material costs of compact disks, packaging and shipping and value added tax and is significantly lower as a percentage of revenues than cost of revenues for services.

•

K-12 schools.    Cost of revenues for K-12 schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•

Tutoring.    Cost of revenues for tutoring segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our centers. Cost of revenues for products sold in our tutoring segment primarily consists of materials, packaging and shipping.

•

Colleges.    Cost of revenues for colleges segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities, as well as costs of course materials.

•

Career enhancement.    Cost of revenues for career enhancement segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our centers. Cost of revenues for products sold in our career enhancement segment primarily consists of materials, packaging and shipping.

Gross profit

Gross profit as a percentage of our net revenues was 35.5%, 35.6%, 54.7% and 51.1% in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. The significant increase in our gross margin from 2008 to 2009 was primarily due to the increased gross margins generated by our acquired entities, which focused on delivering our services to our K-12 schools, tutoring centers, colleges and career enhancement centers, the change in the mix of our net revenues among our four operating segments and the change to our product sales model discussed above. During the period, we ceased delivering our services through sales agents to students in schools where we do not control the facilities or teachers and instead started to sell our software products to distributors who will in turn deliver the service or sell the product to students or schools. For these sales to distributors, we recognize less revenue for each sale compared to the old sales model but recognize a higher gross margin as we are no longer responsible for the costs of delivering the services to students or schools or for sales agent costs. Under our old sales model, gross margin was 35.5% in 2007. In 2008, during the initial period of our transition to our new sales model, our gross margin was 35.6%. Under our new sales model, gross margins for our software products are significantly higher as our costs to produce these software products are minimal. Gross margins on the services we deliver in our acquired K-12 schools, tutoring centers, colleges and career enhancement centers are also higher, ranging from 38.1% to above 50% in 2009. We do not expect the increase in gross margins from 2008 to 2009 to continue at the same rate in future years.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
(in thousands, except percentages)	2007		2008		2009			2009		2010

	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

Net revenues	318,931	100.0	508,369	100.0	902,026	132,149	100.0	176,344	100.0	260,288	38,133	100.0

Operating expenses:
Selling and marketing	(19,600)	(6.1)	(43,123)	(8.5)	(138,423)	(20,279)	(15.4)	(21,458)	(12.2)	(51,703)	(7,575)	(19.9)
General and administrative	(33,828)	(10.6)	(56,860)	(11.2)	(188,518)	(27,618)	(20.9)	(32,485)	(18.4)	(66,367)	(9,723)	(25.5)
Research and development	(3,754)	(1.2)	(11,696)	(2.3)	(17,470)	(2,559)	(1.9)	(5,869)	(3.3)	(5,207)	(763)	(2.0)

Total operating expenses	(57,182)	(17.9)	(111,679)	(22.0)	(344,411)	(50,456)	(38.2)	(59,812)	(33.9)	(123,277)	(18,061)	(47.4)

Selling and marketing expenses.    Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. Our selling and marketing expenses increased significantly both in absolute terms and as a percentage of net revenues from 2008 and 2009. This increase was primarily due to the acquisition of additional K-12 schools, tutoring centers, colleges and career enhancement centers as we made a number of acquisitions in 2008 and 2009 and also additional headcount related and marketing expenses at the headquarter level. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations, continue to make acquisitions and continue to enhance our brand recognition, but we do not expect the magnitude of the increase as a percentage of net revenue to continue.

General and administrative expenses.    Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles and, to a lesser extent, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. Our general and administrative expenses increased significantly both in absolute terms and as a percentage of net revenues from 2008 and 2009. This increase was primarily due to the acquisition of additional K-12 schools, tutoring centers, colleges and career enhancement centers as we made a number of acquisitions in 2008 and 2009 and also additional headcount at the headquarter level and professional service expenses as we have prepared to become a publicly traded company. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls, and also as we continue to make acquisitions, but we do not expect the magnitude of the increase as a percentage of net revenue to continue.

Research and development expenses.    Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. We expect that our research and development expenses will continue to increase as we expand our business and the services and software products we provide and as we consider expanding to geographies outside of China.

Share-based compensation expenses.    The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,							For the Three Months Ended March 31,
(in thousands, except percentages)	2007		2008		2009			2009		2010

	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

Allocation of share-based expenses:
Selling and marketing	(623)	12.1	(1,194)	12.0	(4,411)	(646)	32.6	(684)	22.6	(1,450)	(212)	25.7
General and administrative	(4,175)	81.1	(8,370)	83.8	(8,640)	(1,266)	63.9	(2,236)	73.8	(4,035)	(591)	71.4
Research and development	(353)	6.8	(426)	4.2	(480)	(70)	3.5	(110)	3.6	(165)	(24)	2.9

Total share-based expenses	(5,151)	100.0	(9,990)	100.0	(13,531)	(1,982)	100.0	(3,030)	100.0	(5,650)	(827)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2005 Stock Plan in February 2005. Under this plan we are authorized to issue share options to purchase up to 20,282,353 Class B ordinary shares to our employees, directors and consultants. See “Management—Equity-based compensation plans.” In 2007, 2008, 2009 and the three months ended March 31, 2010, we granted 732,000, 3,006,000, 3,373,885 and 6,701,100 share options, respectively, to our employees and consultants for services rendered by them. Accordingly, we have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options we granted. For options granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

We have engaged Marsh (Beijing) Risk Consulting Company Limited, or Marsh, an independent appraiser, to assist in our determination of the fair values of our options and the ordinary shares underlying the options as of each relevant grant date starting from 2008.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; no major changes in tax law in China or the tax rates applicable to our subsidiaries and VIEs; our ability to retain competent management, key personnel and teaching staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 16% to 18.0%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would have been different.

The independent appraiser used the discounted cash flow method of the income approach to estimate the fair value of the ordinary shares when the option was granted. The method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The major assumptions used by the independent appraiser in calculating the fair values of our ordinary shares are as follows:

•

Weighted average costs of capital, or WACC:    WACC of between 16% and 18.0% were used. The WACC used decreased from 18.0% in December 2008 to 16% in March 2010. This was the combined result of the changes in the risk-free rate, industry average beta and the increase in our company size as we continued to grow and meet important milestones.

•	Comparable companies: In deriving the discount rates, public companies in the education industry publicly traded on securities markets in the United States were selected for reference.

•	Discount for lack of marketability, or DLOM: A DLOM of between 6% and 12% was used. Marsh quantified the DLOM by the Black-Scholes option-pricing model. This method treats the right to sell the company shares freely before a liquidity event as a put option. The farther the valuation date is from a liquidation event, the higher the option value and thus the higher the implied DLOM. The option-pricing method is one of the methods commonly used in estimating discount for lack of marketability as it can take into consideration factors like timing of liquidity events, risk free interest rate and estimated volatility of our shares.

As our capital structure comprises preferred and ordinary shares, the independent appraiser has used the option-pricing method to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately-held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

During the period from January 1, 2009 through March 31, 2010, we granted the following options to our employees and consultants:

Stock Award Grant Dates	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share	Contemporaneous Valuation of Common Shares Prior to Grant Date

February 10, 2009	1,375,585	$3.73	$3.03
May 21, 2009	1,550,000	3.73	3.34
September 3, 2009	448,300	4.29	4.27
February 25, 2010	5,894,300	4.63	4.29
March 26, 2010	806,800	4.63	4.29

The independent appraiser determines the fair value of the options using the Black-Scholes option pricing model at each option grant date using the following assumptions: 46% to 52% volatility, no dividends, a risk-free interest rate of 2.8% to 4.4%, and an expected option life of 5.0 to 6.1 years (for options to employees) and 4.9 to 10 years (for option to consultants). The fair value of the options granted from an accounting perspective was less than the exercise price for each set of grants made in 2009 and the three months ended March 31, 2010. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.

Our board of directors has determined the exercise price of the option grants. In doing so, our board of directors has considered a number of factors, including the fair value assessments from our independent appraiser, our financial results and the value of recent sales of our preferred shares. Because our option plan is open to all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating expenses, which include selling and marketing expenses, general and administrative expenses and research and development expenses and, to a lesser extent cost of revenues.

Although it is reasonable to expect that the completion of this offering may increase the value of our ordinary shares underlying our outstanding options as a result of their increased liquidity and marketability, the amount of such additional value cannot be measured with precision or certainty.

Taxation

We are a Cayman Islands company and we currently conduct our operations primarily through our subsidiaries in China and our VIEs and their respective subsidiaries. Under the current laws of the Cayman Islands, we and our Cayman Island subsidiaries are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

We also have two entities incorporated in Hong Kong which were subject to Hong Kong profit tax at a rate of 17.5% on assessable profits in 2007, and at 16.5% since the beginning of 2008.

As outlined in “Our corporate structure,” we operate a number of subsidiaries and through our VIEs, schools, tutoring centers, colleges and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject.

Business tax

For those schools and colleges in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. For all other entities in China, as well as for any revenue generated by schools and colleges for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

Prior to January 1, 2008, our foreign invested enterprises, or FIEs, were taxed in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” and the related implementing rules. Our VIEs, together with any other PRC domestic companies within our group, were taxed in accordance with local income tax laws. These companies were generally subject to an enterprise income tax rate of 33%, except those with preferential tax treatment as described below.

Since January 1, 2008, a new Corporate Income Tax Law, or the New CIT Law, became effective which unified the income tax rate for both domestic and foreign invested enterprises. Under the New CIT Law the standard income tax rate for our subsidiaries and VIEs is 25%.

The New CIT Law also imposes a withholding income tax rate of 10% on dividends distributed by an FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% may be applied if, as in the case of our group structure, the immediate holding company is registered in Hong Kong. Such withholding income tax was exempted under the previous income tax laws. A joint circular and can satisfy the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601 from the Ministry of Finance and State Administration of Taxation clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the New CIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, “indirectly transfers” the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

In March 2007, Ambow Online was certified as a “new and high technology enterprise” and a “software enterprise.” As a result, it has been entitled to a two-year income tax exemption since 2008 and will be subject to 12.5% corporate income tax for another three years. This may be followed by a 15% tax rate for so long as Ambow Online continues to qualify as a “new and high-technology enterprise.” If Ambow Online ceases to qualify for the current preferential corporate income tax rate, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment.

Other than Ambow Online, certain of our other companies also qualified as “software enterprises” and were subject to a 50% reduction in income tax from 2007 to 2009.

Private schools and colleges

Our private schools and colleges, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools and colleges were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools or colleges not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools and colleges varies among different cities.

Under the New CIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools and colleges. Some of the schools and colleges we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the New CIT Law. No provision has been made for interest or late payment fees for such provision.

For our schools and colleges that we have acquired in 2008 and 2009, we have recorded a tax liability for estimated liabilities brought forward at the date of acquisition. At the same time, we have recorded an asset to recognize that all of the sellers of these schools have agreed to indemnify us against any taxes that may be payable for periods prior to the date of acquisition.

The determination of our provision for income taxes, particularly for private schools and colleges is subject to uncertainty. The strict application of the New CIT Law indicates that certain of our private schools and colleges are subject to income tax of 25% after January 1, 2008. For those private schools and colleges where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of June 30, 2010, no detailed implementation guidance has been provided to local tax authorities on how to apply the New CIT Law to private schools and colleges. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs, schools and colleges in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the New CIT Law to schools and colleges this may also have an impact on the amount of income tax payable by our own schools and colleges.

Preferred shares redemption value accretion

Prior to the occurrence of this offering, the holders of a majority of our outstanding Series C convertible redeemable preferred shares or the holders of at least two-thirds of our outstanding Series D convertible redeemable preferred shares had the right to require us, at any time after July 20, 2012, to redeem all of such series of preferred shares in cash in an amount equal to the greater of (i) the shares’ original purchase price plus all declared but unpaid dividends, or (ii) the shares’ fair market value. The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares was greater than their original purchase price as of December 31, 2007, 2008 and 2009 and March 31, 2010. As a result, we recorded accretion to the redemption value of these shares using the effective interest method as a reduction to net income to arrive at net income attributable to ordinary shareholders. Upon the closing of this offering, our convertible redeemable preferred shares will convert into ordinary shares and this preferred shares redemption value accretion will cease.

Allocation of net income to participating preferred shareholders

Prior to the occurrence of this offering, the holders of our outstanding preferred shares had rights to participate in the dividends of the company on a fixed basis prior to and in preference of the holders of our ordinary shares. As a result, net income has been allocated to participating preferred shareholders based on their existing rights to receive dividends in order to arrive at net income attributable to ordinary shareholders. Upon the closing of this offering, our convertible redeemable preferred shares will convert into ordinary shares and this allocation of net income to participating preferred shareholders will cease.

Critical accounting policies and estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For additional information, see Note 2 of Notes to consolidated financial statements. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue recognition

Revenues for educational programs and services and sales of software products are recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. If a sales contract stipulates more than one deliverable and the deliverables are considered as multiple accounting units in accordance with ASC 605, Revenue, the total revenue on such arrangements is allocated to the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax.

a) Educational programs and services:

Educational programs and services mainly consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are provided directly or indirectly to students, where we are responsible for delivery of the programs and services. For the curriculum education programs the tuition revenue, including accommodation, is recognized over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of various books, studying text and course notes for which we recognize revenue when the materials have been delivered to students.

b) Sales of software products:

Product revenue relates to revenues from the sale of educational compact disks, or CDs. Our product sales include value added tax. Upon delivery of the CDs we are only responsible for the product’s original quality with no after-sale service obligations. We recognize revenue for these products in accordance with U.S. GAAP guidance on the software revenue recognition guidance in ASC 985-605, Software-Revenue Recognition.

Business combinations

We accounted for acquisitions made 2008 using the acquisition method in accordance with SFAS 141 “Business Combinations.” In December 2007, the FASB issued a revision of SFAS 141, and as a result, on January 1, 2009, we adopted on a prospective basis SFAS 141(R) (now codified as ASC Topic 805, Business Combinations).

We allocate the consideration transferred (i.e. purchase price) in a business combination to the acquired business’ identifiable assets, liabilities and non-controlling interests at the fair values as of their respective acquisition dates. The excess of the consideration transferred over the amount allocated to the identifiable assets and liabilities and non-controlling interest, if any, is recorded as goodwill. Any excess of the fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred, if any, is generally recognized within earnings as of the acquisition date.

We are responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations.

The fair value of the equity consideration was estimated using an average of the values determined using the market approach and the income approach as the combination of approaches are deemed to be the most indicative of our fair value in an orderly transaction between market participants. Under the market approach, we utilize publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value us. Under the income approach, we determine the fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. Our cash flow projections are based on a multi-year forecast of cash flows, derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model. We determine our fair value on a quarterly basis. The fair value of equity exchanged is expected to approximate our fair value as of the acquisition date.

The fair value of assets acquired, liabilities assumed and intangible assets identified was estimated using the following valuation methodologies:

•	Property and equipment—land was valued using the market approach; buildings and equipment were valued using the cost approach;

•	Trade names were valued using the income approach, specifically the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;

•	Customer relationships, student populations and cooperative agreements were valued using the income approach, specifically the excess earnings method;

•	Favorable leases were valued using the income approach, specifically the cost-saving method; and

•	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

To the extent that our initial accounting for a business combination is incomplete at the end of a reporting period, provisional amounts are reported for those items which are incomplete. We retroactively adjust such provisional amounts as of the acquisition date once new information is received about facts and circumstances that existed as of the acquisition date. This measurement period shall not exceed one year from the acquisition date.

We use our best judgment in estimating the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified. There are inherent limitations in any estimation technique and a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, shareholders’ equity (deficit) and net income or loss.

Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired with the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flow and income approach valuation methodology. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, our reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We perform impairment tests in the fourth quarter of each year. RMB0, RMB0, RMB0 and RMB0 of impairment loss was recognized by us in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively.

We use our best judgment in estimating the fair value of each reporting unit. There are inherent limitations in any estimation technique and a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, shareholders’ equity (deficit) and net income or loss.

Long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. We incurred RMB0, RMB0, RMB0 and RMB0 of impairment losses related to long-lived assets in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We do not record PRC withholding tax expense for foreign earnings which we plan to reinvest to expand our PRC operations. We considered business plans, planning opportunities and expected future outcomes in assessing the needs for future expansion and support of our operations. If our business plans change or our future outcomes differ from our expectations, PRC withholding tax expense and our effective tax rate could increase or decrease in that period.

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

Share-based compensation

Share-based payment transactions with employees are measured based on the fair value of the equity instrument issued on the date of grant and recognized as compensation expense over the requisite service period of the award on a straight-line basis, net of an estimated forfeiture rate. Share-based payment transactions with non-employees are measured based on the fair value of the equity instrument issued at the earlier of the commitment date or the date service is completed and recognized as compensation expense over the period the service is provided. Changes in fair value between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates. We estimate the forfeiture rate to be 3% for share options granted prior to March 31, 2010.

The determination of the fair value of share-based awards and related share-based compensation expense requires input of subjective assumptions, including the expected stock price volatility and estimated option life. Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. Expected term is the period the options is expected to remain unexercised. The risk free rate is estimated based on the yield to maturity of China Sovereign bonds denominated in U.S. dollars as at the grant date. No dividends were assumed in our estimated option values.

We use our best judgment in estimating the fair value of share-based awards and the forfeiture rate. There are inherent limitations in any estimation technique and a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our shareholders’ equity (deficit) and net income or loss.

Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers or students of our various subsidiaries or VIEs. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. If the financial condition of our customers or students were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Functional currency

The functional currency of our company and the subsidiaries incorporated in the Cayman Islands, Hong Kong and the British Virgin Islands is U.S. dollars, while the functional currency of the other entities of our company is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

Controls and procedures

In connection with the audit of our financial statements for 2009, our management and our independent registered public accounting firm have reported to our board of directors a material weakness in the design and operation of our internal control over financial reporting. A material weakness is defined by the standards issued by the American Institute of Certified Public Accountants as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that we do not have sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting, particularly at those entities acquired during 2008 and 2009. We only have limited resources at the head office level with sufficient experience to properly analyze significant transactions and account balances. In addition, the existing policies and procedures to support the consolidation of financial information for U.S. GAAP reporting procedures are not thoroughly understood or properly applied, particularly at those recently acquired entities given the short amount of time for integration.

Our management and our independent registered public accounting firm have also identified three significant deficiencies in the design and operation of our internal controls as of December 31, 2009. These significant deficiencies are:

•	Teams performing due diligence on potential acquisitions did not have sufficient U.S. GAAP expertise to identify potential accounting adjustments at an early stage of the acquisition process.

•

We are in the process of establishing a group-wide automated accounting system for management reporting and financial reporting purposes. However, a number of entities acquired in 2008 and 2009 used their own accounting software or manual accounting that was not consistent with our requirements.

•

We lacked effective internal control procedures for managing contracts during the track record period. In particular, there were insufficient internal control procedures and resources to centrally manage and retain the agreements relating to acquisition and of the acquired entities.

In response to the material weakness, significant deficiencies and other deficiencies in our internal controls, we have begun to undertake certain remedial steps to improve our internal controls, including identifying and hiring additional personnel with U.S. GAAP and SEC reporting experience, including (i) a controller to oversee our mergers and acquisitions who joined us in July 2009, (ii) a consultant with U.S. GAAP reporting experience, who joined us in September 2009, (iii) a financial analyst responsible for transfer pricing, who joined us in December 2009 and (iv) a senior manager responsible for our consolidation, who joined us in May 2010. We are also targeting additional key hires for our financial reporting and accounting departments with U.S. GAAP and SEC reporting experience, including an internal control compliance officer with Sarbanes-Oxley Section 404 experience. In addition, we are formulating internal policies relating to internal control over financial reporting, including preparing a comprehensive written accounting policies and procedures manual that can effectively and efficiently guide our finance and accounting personnel in addressing significant accounting issues and assist in preparing financial statements that are in compliance with U.S. GAAP and SEC requirements. We also intend to implement new accounting procedures and controls, a web-based executive information system to enable timely collection and sharing of information across the organization and a training manual for all finance and accounting personnel.

The remediation policies and procedures we have implemented and plan to implement may be insufficient to address our material weakness and significant deficiencies and additional material weaknesses and significant deficiencies that may be discovered in the future. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future annual reports on Form 20-F and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Consolidated Statement of Operations Data:

NET REVENUES:
Educational programs and services	317,854	469,543	760,444	111,407	160,109	232,154	34,011
Educational products	1,077	38,826	141,582	20,742	16,235	28,134	4,122

Total net revenues	318,931	508,369	902,026	132,149	176,344	260,288	38,133
Cost of revenues(1)	(205,619)	(327,168)	(408,985)	(59,918)	(101,849)	(127,165)	(18,630)

GROSS PROFIT	113,312	181,201	493,041	72,231	74,495	133,123	19,503

Operating expenses:
Selling and marketing	(19,600)	(43,123)	(138,423)	(20,279)	(21,458)	(51,703)	(7,575)
General and administrative(1)	(33,828)	(56,860)	(188,518)	(27,618)	(32,485)	(66,367)	(9,723)
Research and development	(3,754)	(11,696)	(17,470)	(2,559)	(5,869)	(5,207)	(763)

Total operating expenses	(57,182)	(111,679)	(344,411)	(50,456)	(59,812)	(123,277)	(18,061)

OPERATING INCOME	56,130	69,522	148,630	21,775	14,683	9,846	1,442

OTHER INCOME (EXPENSE)	(11,315)	5,573	(9,047)	(1,326)	1,778	(3,137)	(460)

Income before tax and non-controlling interest	44,815	75,095	139,583	20,449	16,461	6,709	982
Income tax expense	(10,578)	(7,735)	(1,562)	(229)	(133)	(3,733)	(547)

NET INCOME	34,237	67,360	138,021	20,220	16,328	2,976	435
Non-controlling interest	—	—	215	31	—	901	132

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	34,237	67,360	138,236	20,251	16,328	3,877	567
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)	(23,129)	(38,524)	(76,932)	(11,271)
Allocation of net income to participating preferred shareholders	(20,837)	(53,949)	(93,611)	(13,715)	(23,103)	(23,067)	(3,379)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	11,993	(54,357)	(113,252)	(16,593)	(45,299)	(96,122)	(14,083)

(1)	Includes depreciation and amortization of RMB1,410, RMB9,290, RMB68,306 (US$10,007), RMB7,707 and RMB27,306 (US$4,000) for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively, including amortization of intangible assets of RMB5, RMB7,106, RMB34,132 (US$5,000), RMB6,410 and RMB11,535 (US$1,690) for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively, including amortization of software of RMB5, RMB4,204, RMB9,268 (US$1,358), RMB2,407 and RMB3,820 (US$560) for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively. Amortization of software is included within amortization of intangible assets.

Three months ended March 31, 2010 compared with three months ended March 31, 2009

Net revenues.    Our net revenues increased by 47.6% from RMB176.3 million in the three months ended March 31, 2009 to RMB260.3 million (US$38.1 million) in the three months ended March 31, 2010. This increase was primarily due to a full quarter of net revenues generated in 2010 from our 13 acquisitions completed in 2009, as well as additional sales of our software products under our new sales model (offset by decreased revenue from our old sales model in the three months ended March 31, 2010). The increase was primarily driven by increased net revenues in our K-12 schools of RMB42.3 million, tutoring centers of RMB54.6 million, and colleges of RMB41.1 million offset by decreased net revenues in our career enhancement centers of RMB54.1 million. The decreased net revenues in our career enhancement segment was due to our change in sales model, which caused a significant decline in deferred revenue recognized, from services provided to students at our partner schools that commenced in prior periods, in the first quarter of 2010 compared to the first quarter of 2009.

Cost of revenues.    Our cost of revenues increased by 25.0% from RMB101.8 million in the three months ended March 31, 2009 to RMB127.2 million (US$18.6 million) in the three months ended March 31, 2010. This increase was primarily due to a full quarter of cost of revenues incurred in 2009 from our 13 acquisitions completed in 2009, as well as costs incurred in connection with additional sales of our software products (offset by decreased cost of revenues from our old sales model in the three months ended March 31, 2010). This increase was primarily driven by increases in teaching fees and performance-linked bonuses paid to our teachers and an increase in our rental payments as we had leased facilities for five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of March 31, 2010, as compared to two K-12 schools, 44 tutoring centers, no colleges and five career enhancement centers as of March 31, 2009.

Gross profit.    Gross profit as a percentage of our net revenues increased from 42.2% in the three months ended March 31, 2009 to 51.1% in the three months ended March 31, 2010. The increase in our gross margin from 2009 to 2010 was primarily due to some of our entities acquired in 2009 which have a higher gross margin than existing entities and more of our net revenues in 2010 being generated under our new product sales model where we have achieved higher gross margins.

Operating expenses.    Our total operating expenses increased by 106.2% from RMB59.8 million in the three months ended March 31, 2009 to RMB123.3 million (US$18.1 million) in the three months ended March 31, 2010. This increase resulted from increases in our selling and marketing and general and administrative expenses.

•

Selling and marketing expenses.    Our selling and marketing expenses increased by 140.5% from RMB21.5 million in the three months ended March 31, 2009 to RMB51.7 million (US$7.6 million) in the three months ended March 31, 2010. This increase was primarily due to expenses arising in the entities we acquired in 2009 and increases at headquarter level. At our headquarter level, the increases were driven by increased marketing expenses as we increased advertising and promotional spending on our branding and headcount related expenses.

•

General and administrative expenses.    Our general and administrative expenses increased by 104.3% from RMB32.5 million in the three months ended March 31, 2009 to RMB66.4 million (US$9.7 million) in the three months ended March 31, 2010. This increase was primarily due to expenses from the entities we acquired in 2009, especially at the two colleges where we paid management fees to their cooperating universities for the use of their brand names and administrative support. Our general and administrative expenses also increased at our schools, tutoring centers, and career enhancement centers. These increases were driven by the management fees, headcount related expenses and depreciation expenses.

•

Research and development expenses.    Our research and development expenses decreased by 11.9% from RMB5.9 million in the three months ended March 31, 2009 to RMB5.2 million (US$0.8 million) in the three months ended March 31, 2010. This decrease was primarily due to slightly decreased spending on research and development at the headquarter level.

Other income (expense), net.    We recorded net other income of RMB1.8 million in the three months ended March 31, 2009, compared to net other expense of RMB3.1 million (US$0.5 million) in the three months ended March 31, 2010. This change was primarily due to interest expense on outstanding indebtedness in the first quarter of 2010.

Income tax expenses.    Our income tax expense increased from RMB0.1 million in the three months ended March 31, 2009 to RMB3.7 million (US$0.5 million) in the three months ended March 31, 2010. This change was primarily due to certain of our entities paying taxes at higher rates and a large portion of our profits during the quarter ended March 31, 2010 being located in entities with higher tax rates than the profitable entities in the quarter ended March 31, 2009.

Net income.    Our net income decreased by 81.6% from RMB16.3 million in the three months ended March 31, 2009 to RMB3.0 million (US$0.4 million) in the three months ended March 31, 2010. This decrease was primarily due to increased depreciation and amortization of acquired intangible assets and share-based compensation in the first quarter of 2010 versus the first quarter of 2009 and also due to the profit contribution from our old sales model in the first quarter of 2009 not recurring in the first quarter of 2010 offset by increased margins from our acquired entities in 2009. Our depreciation and amortization for the three months ended March 31, 2009 and 2010 was RMB7.7 million and RMB27.3 million (US$4.0 million), respectively. Our share-based compensation for the three months ended March 31, 2009 and 2010 was RMB3.0 million and RMB5.7 million (US$0.8 million), respectively.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion increased by 99.7% from RMB38.5 million in the three months ended March 31, 2009 to RMB76.9 million (US$11.3 million) in the three months ended March 31, 2010. This increase was due to an increase in the fair market value of our preferred shares from March 31, 2009 to March 31, 2010 as a result of applying the effective interest method.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders remained approximately the same at RMB23.1 million (US$3.4 million) in the three months ended March 31, 2009 and 2010.

Net loss attributable to ordinary shareholders.    Our net loss attributable to ordinary shareholders increased from RMB45.3 million in the three months ended March 31, 2009 to RMB96.1 million (US$14.1 million) in the three months ended March 31, 2010. This increase was primarily due to increases in our preferred shares redemption value accretion and decreased net income.

Year ended December 31, 2009 compared with year ended December 31, 2008

Net revenues.    Our net revenues increased by 77.4% from RMB508.4 million in 2008 to RMB902.0 million (US$132.1 million) in 2009. This increase was primarily due to a full year of net revenues generated in 2009 from our ten acquisitions through business combinations and one acquisition of long-term operating rights completed in 2008, and partial year revenues from the 13 acquisitions completed in 2009, as well as additional sales of our software products under our new sales model. This increase was partially offset by our change in sales model under which we ceased providing services to students in schools where we do not control the facilities or teachers, although we continued to recognize net revenues in 2009 from these sales as we had deferred revenues from sales to schools and students as of December 31, 2008. The increase was primarily driven by increased net revenues arising from our colleges of RMB144.3 million, K-12 schools of RMB122.3 million and tutoring centers of RMB109.8 million.

Cost of revenues.    Our cost of revenues increased by 25.0% from RMB327.2 million in 2008 to RMB409.0 million (US$59.9 million) in 2009. This increase was primarily due to a full year of cost of revenues incurred in 2009 from our ten acquisitions through business combinations and one acquisition of long-term operating rights completed in 2008, and partial year cost of revenues from the 13 acquisitions completed in 2009, as well as costs incurred in connection with additional sales of our software products. This increase was partially offset by our change in sales model under which we now incur lower cost of revenues on such sales to our distributors, although we continued to incur cost of revenues in 2009 from 2008 sales where revenue was deferred and recognized in 2009. This increase was primarily driven by increases in teaching fees and performance-linked bonuses paid to our teachers and an increase in our rental payments as we had leased facilities for five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of December 31, 2009, as compared to two K-12 schools, 28 tutoring centers, no colleges and four career enhancement centers as of December 31, 2008.

Gross profit.    Gross profit as a percentage of our net revenues increased from 35.6% in 2008 to 54.7% in 2009. The significant increase in our gross margin from 2008 to 2009 was primarily due to gross profit generated from our acquisitions and the change to our sales model discussed above. Under our new sales model, we ceased to deliver our services to students in schools where we did not control the facilities or teachers and instead started to sell our software products to distributors, who will in turn deliver the service or sell the product to students or schools. For these sales to distributors, we recognize less revenue for each sale compared to the old sales model but recognize a higher gross margin as we are no longer responsible for the costs of delivering the services to students or for sales agent costs.

Operating expenses.    Our total operating expenses increased by 208.1% from RMB111.7 million in 2008 to RMB344.4 million (US$50.5 million) in 2009. This increase resulted from increases in all of our operating cost and expense line items, especially selling and marketing and general and administrative.

•

Selling and marketing expenses.    Our selling and marketing expenses increased by 221.1% from RMB43.1 million in 2008 to RMB138.4 million (US$20.3 million) in 2009. This increase was primarily due to a full year of expenses from the entities we acquired in 2008, as well as a partial year of expenses from the entities we acquired in 2009. Our selling and marketing expenses increased at both our headquarter level and at our schools, tutoring centers, colleges and career enhancement centers. At our headquarter level, the increases were driven by increases of headcount related expenses, marketing expenses as we increased spending on our branding and travel expenses. At our schools, tutoring centers, colleges and career enhancement centers, the increases were driven by advertisements and promotions and headcount related expenses.

•

General and administrative expenses.    Our general and administrative expenses increased by 231.3% from RMB56.9 million in 2008 to RMB188.5 million (US$27.6 million) in 2009. This increase was primarily due to a full year of expenses from the entities we acquired in 2008, as well as a partial year of expenses from the entities we acquired in 2009, especially in connection with our acquisitions of two colleges where we paid management fees to their cooperating universities for the use of their brand names and administrative support. Our general and administrative expenses increased at both our headquarter level and at our schools, tutoring centers, colleges and career enhancement centers. At our headquarter level, the increases were driven by increases in headcount related expenses, professional service fees and rental expenses. At our schools, tutoring centers, colleges and career enhancement centers, the increases were driven by headcount related expenses and office operating expenses.

•

Research and development expenses. Our research and development expenses increased by 49.6% from RMB11.7 million in 2008 to RMB17.5 million (US$2.6 million) in 2009. This increase was primarily due to increased headcount related expenses and outside services at the headquarter level.

Other income (expense), net.    We recorded net other expenses of RMB9.0 million (US$1.3 million) in 2009, compared to net other income of RMB5.6 million in 2008. This change was primarily due to the interest expense of RMB12.2 million (US$1.8 million) in 2009 versus interest income of RMB9.1 million in 2008, as a result of our short-term and long-term borrowings in 2009 that we did not have in 2008 and, to a lesser extent, lower cash balances in 2009 versus 2008.

Income tax expenses.    Our income tax expense decreased from RMB7.7 million in 2008 to RMB1.6 million (US$0.2 million) in 2009. This change was primarily due to a reversal of a deferred tax liability in 2009 that reduced tax expense for the period.

Net income.    Our net income increased by 104.7% from RMB67.4 million in 2008 to RMB138.0 million (US$20.2 million) in 2009. This increase was primarily due to higher net revenue generated in 2009 partially offset by increased costs and expenses as we were able to generate higher gross profits from each of our four operating segments in 2009 as compared to 2008.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion increased from RMB67.8 million in 2008 to RMB157.9 million (US$23.1 million) in 2009. This increase was due to an increase in the fair market value of our preferred shares from December 31, 2008 to December 31, 2009.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders increased from RMB53.9 million in 2008 to RMB93.6 million (US$13.7 million) in 2009. This increase was due to a full year of allocation of net income to preferred shares issued in 2008.

Net loss attributable to ordinary shareholders.    Our net loss attributable to ordinary shareholders increased from RMB54.4 million in 2008 to RMB113.3 million (US$16.6 million) in 2009. This increase was primarily due to increases in our preferred shares redemption value accretion and allocation of net income to participating preferred shareholders offset by increased net income.

Year ended December 31, 2008 compared with year ended December 31, 2007

Net Revenues.    Our net revenues increased by 59.4% from RMB318.9 million in 2007 to RMB508.4 million in 2008. This increase was primarily due to additional sales to schools and students where we did not control the facilities or teachers and net revenues generated from the ten acquisitions through business combinations and one acquisition of long-term operating rights that were completed in 2008. The increase was primarily driven by increased net revenues in our tutoring segment of RMB113.0 million and in our career enhancement segment of RMB67.4 million.

Cost of revenues.    Our cost of revenues increased by 59.1% from RMB205.6 million in 2007 to RMB327.2 million in 2008. This increase was primarily due to an increase in costs associated with continued sales to schools and students where we did not control the facilities or teachers, teaching fees and performance-linked bonuses paid to our teachers and rental payments as we had leased facilities for two K-12 schools, 28 tutoring centers and four career enhancement centers as of December 31, 2008, as compared to one career enhancement center as of December 31, 2007.

Gross profit.    Gross profit as a percentage of our net revenues increased slightly from 35.5% in 2007 to 35.6% in 2008. Our gross margins in 2008 began to be impacted by our change in sales model, but the real impact was not felt until 2009. In 2008, our gross margin on services delivered to our acquired schools and learning centers was higher than our 2007 gross margin, but was offset by lower gross margins on sales to schools or students where we did not control facilities or teachers due to change in the mix of services we sold.

Operating expenses.    Our total operating expenses increased by 95.3% from RMB57.2 million in 2007 to RMB111.7 million in 2008. This increase resulted from increases in all of our operating expense line items for the reasons described below.

•

Selling and marketing expenses.    Our selling and marketing expenses increased by 119.9% from RMB19.6 million in 2007 to RMB43.1 million in 2008. Our selling and marketing expenses increased at both our headquarter level and at our schools, tutoring centers and career enhancement centers. At our headquarters level, the increases were driven by increases of headcount related expenses, marketing expenses and travel and entertainment expenses. The increase at our schools was primarily due to a partial year of expenses related to advertisements and promotions and headcount related expenses in connection with the entities we acquired in 2008.

•

General and administrative expenses.    Our general and administrative expenses increased by 68.3% from RMB33.8 million in 2007 to RMB56.9 million in 2008. Our general and administrative expenses increased at both our headquarter level and at our schools, tutoring centers, colleges and career enhancement centers. At our headquarter level, the increase was driven by increased headcount related expenses, professional service fees and rental expenses. At our schools, tutoring centers, colleges and career enhancement centers, the increase was driven by a partial year of expenses in connection with the entities we acquired in 2008.

•

Research and development expenses.    Our research and development expenses increased by 207.9% from RMB3.8 million in 2007 to RMB11.7 million in 2008. This increase was primarily due to increased headcount and costs for outsourced services.

Other income (expense), net.    We recorded net other income of RMB5.6 million in 2008, compared to net other expense of RMB11.3 million in 2007. This change was primarily due to a beneficial conversion feature charge on conversion of convertible promissory notes of RMB13.0 million in 2007 that did not recur in 2008 and an increase in interest income of RMB6.5 million primarily due to higher cash balances in 2008 versus 2007 offset by higher foreign exchange losses by RMB3.1 million in 2008 versus 2007.

Income tax expenses.    Our income tax expense decreased by 27.6% from RMB10.6 million in 2007 to RMB7.7 million in 2008. This decrease was primarily due to more favorable tax rates as a result of our obtaining a two-year tax holiday because Ambow Online qualifies as a software enterprise.

Net income.    Our net income increased by 97.1% from RMB34.2 million in 2007 to RMB67.4 million in 2008. This increase was primarily due to higher revenue generated in 2008 partially offset by increased costs and expenses as we were able to grow higher gross profits from each of the three operating segments we had in 2008 as compared to 2007.

Preferred shares redemption value accretion.    Our preferred shares redemption value accretion increased from RMB1.4 million in 2007 to RMB67.8 million in 2008. This increase was due to the issuance of new preferred shares.

Allocation of net income to participating preferred shareholders.    Our allocation of net income to participating preferred shareholders increased from RMB20.8 million in 2007 to RMB53.9 million in 2008. This increase was due to the allocation of net income to preferred shares issued in 2008.

Net income (loss) attributable to ordinary shareholders.    Our net income (loss) attributable to ordinary shareholders decreased from net income of RMB12.0 million in 2007 to net loss of RMB54.4 million in 2008. This decrease was primarily due to increases in our preferred shares redemption value accretion and allocation of net income to participating preferred shareholders offset by our increased net income.

Discussion of segment operations

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Consolidated Statement of Operations Data:

Net revenues:
K-12 schools	—	9,126	131,413	19,252	8,491	50,743	7,434
Tutoring	137,320	250,274	360,059	52,750	78,038	132,678	19,438

Better Schools net revenues	137,320	259,400	491,472	72,002	86,529	183,421	26,872
Colleges	—	—	144,250	21,133	—	41,103	6,022
Career enhancement	181,611	248,969	266,304	39,014	89,815	35,764	5,239

Better Jobs net revenues	181,611	248,969	410,554	60,147	89,815	76,867	11,261

Total net revenues of reportable segments and the company	318,931	508,369	902,026	132,149	176,344	260,288	38,133

Cost of revenues:
K-12 schools	—	(8,772)	(81,321)	(11,914)	(6,156)	(29,005)	(4,249)
Tutoring	(93,862)	(171,008)	(160,386)	(23,498)	(43,180)	(58,759)	(8,608)

Better Schools Cost of revenues	(93,862)	(179,780)	(241,707)	(35,412)	(49,336)	(87,764)	(12,857)
Colleges	—	—	(67,476)	(9,885)	—	(24,445)	(3,582)
Career enhancement	(111,757)	(147,388)	(99,802)	(14,621)	(52,513)	(14,956)	(2,191)

Better Jobs Cost of revenues	(111,757)	(147,388)	(167,278)	(24,506)	(52,513)	(39,401)	(5,773)

Total costs of revenues of reportable segments and the company	(205,619)	(327,168)	(408,985)	(59,918)	(101,849)	(127,165)	(18,630)

Gross profit
K-12 schools	—	354	50,092	7,338	2,335	21,738	3,185
Tutoring	43,458	79,266	199,673	29,252	34,858	73,919	10,830

Better Schools gross profit	43,458	79,620	249,765	36,590	37,193	95,657	14,015
Colleges	—	—	76,774	11,248	—	16,658	2,440
Career enhancement	69,854	101,581	166,502	24,393	37,302	20,808	3,048

Better Jobs gross profit	69,854	101,581	243,276	35,641	37,302	37,466	5,488

Total gross profit of reportable segments and the company	113,312	181,201	493,041	72,231	74,495	133,123	19,503

Gross margin
K-12 schools	—	3.9%	38.1%	38.1%	27.5%	42.8%	42.8%
Tutoring	31.7%	31.7%	55.5%	55.5%	44.7%	55.7%	55.7%
Better Schools gross margin	31.7%	30.7%	50.8%	50.8%	43.0%	52.2%	52.2%
Colleges	—	—	53.2%	53.2%	—	40.5%	40.5%
Career enhancement	38.5%	40.8%	62.5%	62.5%	41.5%	58.2%	58.2%
Better Jobs gross margin	38.5%	40.8%	59.3%	59.3%	41.5%	48.7%	48.7%
Total gross margin of reportable segments and the company	35.5%	35.6%	54.7%	54.7%	42.2%	51.1%	51.1%

Three months ended March 31, 2010 compared with three months ended March 31, 2009

K-12 schools

Net revenues from our K-12 schools increased from RMB8.5 million for the three months ended March 31, 2009 to RMB50.7 million (US$7.4 million) for the three months ended March 31, 2010. This increase was primarily due to net revenues from the three K-12 school acquisitions completed in 2009.

Cost of revenues from our K-12 schools increased from RMB6.2 million for the three months ended March 31, 2009 to RMB29.0 million (US$4.2 million) for the three months ended March 31, 2010. This increase was primarily due to cost of revenues from the three K-12 school acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our K-12 schools was 27.5% in the three months ended March 31, 2009 and 42.8% in the three months ended March 31, 2010. The increase in our gross margin from 2009 to 2010 was primarily due to a refund received from the Zhenjiang Education Investment Center for reimbursement of previously incurred staff costs.

Tutoring

Net revenues from our tutoring segment increased from RMB78.0 million for the three months ended March 31, 2009 to RMB132.7 million (US$19.4 million) for the three months ended March 31, 2010. This increase was primarily due to net revenues from the acquisitions of 66 tutoring centers completed in 2009 partially offset by the decrease in net revenues due to the change in our sales model.

Cost of revenues from our tutoring segment increased from RMB43.2 million for the three months ended March 31, 2009 to RMB58.8 million (US$8.6 million) for the three months ended March 31, 2010. This increase was primarily due to cost of revenues from the acquisitions of 66 tutoring centers completed in 2009.

Gross profit as a percentage of net revenues from our tutoring segment was 44.7% in the three months ended March 31, 2009 and 55.7% in the three months ended March 31, 2010. The increase in our gross margin from 2009 to 2010 was primarily due to our entities acquired in 2009 having a higher gross margin.

Colleges

Net revenues from our colleges increased from RMB0 for the three months ended March 31, 2009 to RMB41.1 million (US$6.0 million) for the three months ended March 31, 2010. We acquired our two colleges in the second and third quarters of 2009.

Cost of revenues from our colleges increased from RMB0 for the three months ended March 31, 2009 to RMB24.4 million (US$3.6 million) for the three months ended March 31, 2010. We acquired our two colleges in the second and third quarters of 2009.

Gross profit as a percentage of our net revenues from colleges was not applicable in the three months ended March 31, 2009 and 40.5% in the three months ended March 31, 2010.

Career enhancement

Net revenues from our career enhancement segment decreased from RMB89.8 million for the three months ended March 31, 2009 to RMB35.8 million (US$5.2 million) for the three months ended March 31, 2010. This decrease was primarily due to the change in our sales model, which caused a significant decline in deferred revenue recognized, from sales in prior periods in the first quarter of 2010 compared to the first quarter of 2009, partially offset by the 12 career enhancement center acquisitions we completed in 2009. Excluding the deferred revenue recognized in the quarter ended March 31, 2009, our net revenues in our career enhancement segment increased from the quarter ended March 31, 2009 to the quarter ended March 31, 2010.

Cost of revenues from our career enhancement segment decreased from RMB52.5 million for the three months ended March 31, 2009 to RMB15.0 million (US$2.2 million) for the three months ended March 31, 2010. This decrease was primarily due to the change in our sales model partially offset by the 12 career enhancement center acquisitions we completed in 2009.

Gross profit as a percentage of our net revenues from our career enhancement segment was 41.5% in the three months ended March 31, 2009 and 58.2% in the three months ended March 31, 2010. The increase in our gross margin from 2009 to 2010 was primarily due to the change in our sales model whereby product sales have a significantly higher gross margin than the services we previously provided to students of schools we do not directly operate.

Year ended December 31, 2009 compared with year ended December 31, 2008

K-12 schools

Net revenues from our K-12 schools increased from RMB9.1 million for 2008 to RMB131.4 million (US$19.3 million) for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of two K-12 schools completed in 2008, as well as a partial year of net revenues from an additional three K-12 school acquisitions completed in 2009.

Cost of revenues from our K-12 schools increased from RMB8.8 million for 2008 to RMB81.3 million (US$11.9 million) for 2009. This increase was primarily due to a full year of cost of revenues from the acquisitions of two K-12 schools completed in 2008, as well as partial year of cost of revenues from an additional three K-12 school acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our K-12 schools was 3.9% in 2008 and 38.1% in 2009. The gross margin in our K-12 schools operating segment in 2008 was not reflective of the true performance of these schools as they were acquired in the third and fourth quarters of 2008 and we incurred additional costs related to teacher salaries in our K-12 schools in the second half of 2008.

Tutoring

Net revenues from our tutoring segment increased from RMB250.3 million for 2008 to RMB360.1 million (US$52.8 million) for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of 28 tutoring centers completed in 2008, as well as a partial year of net revenues from the 66 tutoring center acquisitions completed in 2009 partially offset by our change in sales model.

Cost of revenues from our tutoring segment decreased from RMB171.0 million for 2008 to RMB160.4 million (US$23.5 million) for 2009. This decrease was primarily due to the change in our sales model, which significantly reduced our cost of revenue on products sold to students in schools where we did not control the facilities or teachers, partially offset by a full year of cost of revenues from the acquisitions completed in 2008 and partial year of cost of revenues from the acquisitions we completed in 2009.

Gross profit as a percentage of our net revenues from our tutoring segment was 31.7% in 2008 and 55.5% in 2009. The increased gross margin in our tutoring segment was due to the impact of our acquisitions and our change in sales model.

Colleges

Net revenues from our colleges increased from RMB0 for 2008 to RMB144.3 million (US$21.1 million) for 2009. We acquired our two colleges in the second and third quarters of 2009.

Cost of revenues from our colleges increased from RMB0 for 2008 to RMB67.5 million (US$9.9 million) for 2009. We acquired our two colleges in the second and third quarters of 2009.

Gross profit as a percentage of our net revenues from colleges was not applicable in 2008 and 53.2% in 2009.

Career enhancement

Net revenues from our career enhancement segment increased from RMB249.0 million for 2008 to RMB266.3 million (US$39.0 million) for 2009. This increase was primarily due to a full year of net revenues from the acquisitions of three career enhancement centers completed in 2008, as well as a partial year of net revenues from the twelve career enhancement center acquisitions completed in 2009 partially offset by the change in sales model.

Cost of revenues from our career enhancement segment decreased from RMB147.4 million for 2008 to RMB99.8 million for 2009. This decrease was primarily due to the change in our sales model, which significantly reduced our cost of revenue on services delivered to students in schools where we did not control the facilities or teachers partially offset by a full year of cost of revenue from the three acquisitions completed in 2008 and partial year of cost of revenues from the 12 acquisitions completed in 2009.

Gross profit as a percentage of our net revenues from our career enhancement segment was 40.8% in 2008 and 62.5% in 2009. The increased gross margin in our career enhancement segment was due to the impact of our acquisitions and our change in sales model.

Year ended December 31, 2008 compared with year ended December 31, 2007

K-12 schools

Net revenues from our K-12 schools increased from RMB0 for 2007 to RMB9.1 million for 2008. This increase was due to a partial year of net revenues from two K-12 school acquisitions completed in 2008.

Cost of revenues from our K-12 schools increased from RMB0 for 2007 to RMB8.8 million for 2008. This increase was due to a partial year of cost of revenues from two K-12 school acquisitions completed in 2008.

Gross profit as a percentage of our net revenues in our K-12 schools was not applicable in 2007 and 3.9% in 2008. Our gross margins in our K-12 schools were not meaningful in 2007 and, to a lesser extent in 2008, as we were rapidly expanding our business and changing our sales model.

Tutoring

Net revenues from our tutoring segment increased from RMB137.3 million for 2007 to RMB250.3 million for 2008. This increase was primarily due to a partial year of net revenues from the 28 tutoring center acquisitions completed in 2008.

Cost of revenues from our tutoring segment increased from RMB93.9 million for 2007 to RMB171.0 million for 2008. This increase was primarily due to a partial year of cost of revenues from the 28 tutoring center acquisitions completed in 2008.

Gross profit as a percentage of our net revenues in our tutoring segment was 31.7% in 2007 and 2008.

Career enhancement

Net revenues from our career enhancement segment increased from RMB181.6 million for 2007 to RMB249.0 million for 2008. This increase was primarily due to a partial year of net revenues from the three career enhancement center acquisitions completed in 2008.

Cost of revenues from our career enhancement segment increased from RMB111.8 million for 2007 to RMB147.4 million for 2008. This increase was primarily due to a partial year of cost of revenues from the three career enhancement center acquisitions completed in 2008.

Gross profit as a percentage of our net revenues in our career enhancement segment was 38.5% in 2007 and 40.8% in 2008.

Selected quarterly results of operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the six fiscal quarters ended March 31, 2010. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented.

	For the Three Months Ended
(in thousands)	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB

NET REVENUES:
Educational programs and services	169,487	160,109	160,436	141,165	298,734	232,154
Educational products	11,770	16,235	26,773	40,876	57,698	28,134

Total net revenues	181,257	176,344	187,209	182,041	356,432	260,288
Cost of revenues(1)	(121,787)	(101,849)	(78,545)	(81,415)	(147,176)	(127,165)

GROSS PROFIT	59,470	74,495	108,664	100,626	209,256	133,123

Operating expenses:
Selling and marketing(2)	(13,563)	(21,458)	(29,571)	(38,143)	(49,251)	(51,703)
General and administrative(1)(2)	(20,670)	(32,485)	(39,648)	(49,526)	(66,859)	(66,367)
Research and development(2)	(2,098)	(5,869)	(2,341)	(2,127)	(7,133)	(5,207)

Total operating expenses	(36,331)	(59,812)	(71,560)	(89,796)	(123,243)	(123,277)

OPERATING INCOME	23,139	14,683	37,104	10,830	86,013	9,846

OTHER INCOME (EXPENSE)	5,361	1,778	(4,759)	(5,316)	(750)	(3,137)

Income before tax and non-controlling interest	28,500	16,461	32,345	5,514	85,263	6,709
Income tax expense	(1,022)	(133)	(406)	792	(1,815)	(3,733)

NET INCOME	27,478	16,328	31,939	6,306	83,448	2,976
Non-controlling interest	—	—	—	182	33	901

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	27,478	16,328	31,939	6,488	83,481	3,877
Preferred shares redemption value accretion	(36,025)	(38,524)	(51,916)	(33,826)	(33,611)	(76,932)
Allocation of net income to participating preferred shareholders	(23,597)	(23,103)	(23,331)	(23,594)	(23,583)	(23,067)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(32,144)	(45,299)	(43,308)	(50,932)	26,287	(96,122)

(1)	Includes depreciation and amortization of RMB6,564, RMB7,707, RMB15,304, RMB18,747, RMB26,549 and RMB27,306 (US$4,000) for the three months ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010, respectively, including amortization of intangible assets of RMB6,019, RMB6,410, RMB8,373, RMB9,196, RMB10,154 and RMB11,535 for the three months ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010, respectively, including amortization of software of RMB178, RMB2,407, RMB2,171, RMB2,414, RMB2,276 and RMB3,820 (US$560) for the three months ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010, respectively. Amortization of software is included within amortization of intangible assets.
(2)	Share-based compensation expense was included in:

	For the Three Months Ended
(in thousands)	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB
Sales and marketing	443	684	1,168	1,167	1,392	1,450
General and administrative	2,479	2,236	2,430	1,904	2,070	4,035
Research and development	110	110	111	110	149	165

Our quarterly results of operations over the past six quarters have been most directly affected by the acquisitions made in 2008 and 2009, the seasonal fluctuations relating to our K-12 schools and colleges, and the change in our sales model to students of schools that we do not directly operate. We began this change to our sales model in 2008 as described earlier in this section. The key change, in addition to the acquisition of directly-operated schools, was to cease providing educational programs and services through sales agents to students of schools that we do not directly operate and to commence selling stand-alone software products to distributors. This transition occurred gradually between May 2008 and October 2009. The new product sales model has led to a decline in revenues but higher gross margins. The negative impact of this change to revenues has been partially offset by increased revenues arising from the schools, tutoring centers, colleges and career enhancement centers we acquired in 2008 and 2009, particularly affecting the last quarter of 2009 and the first quarter of 2010. As of October 2009, all of our sales of educational programs and services, other than one ongoing contract that will expire in September 2011, are made to students of our directly-operated schools.

Our gross margins were 32.8%, 42.2%, 58.0%, 55.3%, 58.7% and 51.1% in the six quarters ended March 31, 2010. Our gross margins fluctuated primarily as a result of our transition to a software product sales model and because of the seasonal impact on gross margins for our K-12 schools and colleges. Our gross margins increased significantly during most of 2009 due to the higher gross margins achieved on our software product sales and the higher gross margins achieved by some of our tutoring centers acquired in 2009. Our gross margins declined in the quarter ended March 31, 2010 from the quarter ended December 31, 2009 as a result of seasonal factors impacting our business. The main seasonal factor was the Chinese New Year celebration, usually taking place in January and February, and the resulting winter vacations taken by students at our K-12 schools and colleges. During these winter vacations we recognize less net revenue as our revenue is recognized when services are provided. In our K-12 schools, the number of service days during the six quarters ended March 31, 2010 averaged 92, 67, 89, 34, 92 and 59 days, respectively. In our colleges, the number of service days during the four quarters ended March 31, 2010 averaged 91, 33, 92 and 49, respectively. We acquired our first college during the quarter ended March 31, 2009. The class registrations for our tutoring and career enhancement centers are also lower during this period. A similar impact would normally arise during the third quarter ending September 30 due to K-12 schools’ and colleges’ summer vacations, although the impact on tutoring and career enhancement centers is less pronounced. For the quarter ended September 30, 2009, the seasonal impact on gross margins is less pronounced as one of our larger

K-12 schools and one of our colleges was not acquired until the end of that period. Our software product sales also fluctuate around the timing of the academic periods.

Our expenses vary significantly each quarter and do not necessarily correspond with changes in our student enrollments and net revenues as we make investments in the future growth of our business. We make investments in selling and marketing, teacher training and development of programs, services and products throughout the year. We expect our quarterly results of operations to continue to be influenced by seasonal enrollment patterns.

Selected quarterly results of operations by segment

K-12 schools:

Prior to October 1, 2008, we acquired the operating rights of two K-12 schools in one acquisition. The number of additional acquisitions after this date is set out in the table below.

	For the Three Months Ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	7,435	8,491	27,603	21,930	73,389	50,743
Cost of revenues	(7,521)	(6,156)	(13,478)	(19,375)	(42,312)	(29,005)

Gross profit	(86)	2,335	14,125	2,555	31,077	21,738

Gross margin	(1.2% )	27.5%	51.2%	11.7%	42.3%	42.8%
Number of companies acquired in the period	1	—	1	2	—	—
Days of revenue recognized	92	67	89	34	92	59

Our net revenues and cost of revenues for K-12 schools have increased in the three quarters from October 1, 2008 to June 30, 2009 and the quarter ended December 31, 2009. These increases have mainly been driven by the acquisitions of three schools between August 2008 and April 2009 and the acquisition of two further schools in August and September 2009.

Our net revenues and gross margin for our K-12 schools are impacted by seasonal factors caused by Chinese New Year, which typically occurs in January or February, and summer vacations since we only recognize revenue when students attend our schools and our educational programs and services are provided. During these vacations, which have the most impact during the quarters ending March 31 and September 30, we recognize little or no revenue but still record significant costs. This seasonal effect on our gross margin in the quarters ended March 31, 2009 and September 30, 2009 was 27.5% and 11.7%, respectively, significantly lower than the gross margin in the quarters ended June 30, 2009 and December 31, 2009. Our gross margin for the quarter ended March 31, 2010 remained higher at 42.8%. This was because of the impact of a one-off subsidy for teaching costs received from Zhenjiang Investment Center during the period. We expect that the seasonal factors will continue to impact our gross margin from K-12 schools in future periods. Our gross margin is also affected by the margin profiles of schools we acquire in a given period.

Tutoring:

	For the Three Months Ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	79,786	78,038	66,458	94,729	120,834	132,678
Cost of revenues	(55,030)	(43,180)	(29,137)	(32,611)	(55,458)	(58,759)

Gross profit	24,756	34,858	37,321	62,118	65,376	73,919

Gross margin	31.0%	44.7%	56.2%	65.6%	54.1%	55.7%
Number of companies acquired in the period	3	2	2	—	2	—

Prior to October 1, 2008, we acquired three tutoring companies. The number of additional acquisitions after this date is set out in the table above.

Our revenues and cost of revenues in 2008 and the two quarters ended June 30, 2009 for tutoring arose from a mix of services provided to our directly-operated centers and students of partner schools that we did not control. As a result of the change to our sales model described earlier in this section, the revenue recognized from services provided to students of partner schools declined dramatically during the three quarters ended June 30, 2009. As a result of this change, our gross margins also increased over the same period.

The growth of our revenues in the three quarters ended March 31, 2010 was mainly driven by organic growth in our existing training centers and the acquisitions made during the same period. Our revenue from software product sales to distributors has remained relatively constant and do not form a significant part of the total revenue disclosed.

Our tutoring revenue is not subject to significant seasonal fluctuations when compared to our K-12 schools, college and career enhancement segments, although enrollments will fall slightly during the Chinese New Year holiday, in either January or February each year.

Colleges

	For the Three Months Ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	—	—	40,680	27,590	75,980	41,103
Cost of revenues	—	—	(13,682)	(20,261)	(33,533)	(24,445)

Gross profit	—	—	26,998	7,329	42,447	16,658

Gross margin	—	—	66.4%	26.6%	55.9%	40.5%
Number of colleges acquired in the period	—	—	1	1	—	—
Days of revenue recognized	—	—	91	33	92	49

We have acquired two colleges, Beijing Century College on April 3, 2009 and Applied Technology College on August 8, 2009.

Our revenues and gross margin from our colleges are impacted by seasonal factors caused by Chinese New Year and summer vacations since we only recognize revenue when our students attend the colleges and we deliver our education programs and services. During these vacations, which generally occur during the quarters ending March 31 and September 30, little or no revenue is recognized but costs are still recorded. Our gross margin is also affected by the margin profiles of colleges we acquire in a given period.

Career enhancement

Prior to October 1, 2008, we acquired two career enhancement centers. The number of acquisitions after this date is set out in the table below.

	For the Three Months Ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

	RMB	RMB	RMB	RMB	RMB	RMB

Net Revenues	94,036	89,815	52,468	37,792	86,229	35,764
Cost of revenues	(59,236)	(52,513)	(22,248)	(9,168)	(15,873)	(14,956)

Gross profit	34,800	37,302	30,220	28,624	70,356	20,808

Gross margin	37.0%	41.5%	57.6%	75.7%	81.6%	58.2%
No. of companies acquired in the periods	1	1	—	3	—	—

Our net revenue and cost of revenues from our career enhancement segment in the four quarters from October 1, 2008 to June 30, 2009 arose mainly from sales of services to students of our partner schools that we do not directly operate under the old sales model, as described earlier in this section. Following the change in our sales model, we focused on acquiring more career enhancement centers and growing our Kunshan career enhancement center organically. This led to a change in the mix of our career enhancement revenue with approximately one half of our revenues arising from students at our directly operated centers and the remainder arising from sales of software products to distributors.

Our gross margin has increased significantly over the five quarters from October 1, 2008 to December 31, 2009. This increase in margins has arisen due to the change in sales model previously described as sales of products to distributors have a high margin compared to services that we previously provided to students of partner schools.

Our career enhancement revenue arising from our career enhancement centers and sales of software products to distributors are subject to seasonal fluctuation. We have seen that during the quarter ended March 31, 2010 the number of people attending courses at our centers drops significantly as people take extended vacation during the Chinese New Year holiday. Our software product sales have also fluctuated with the strongest sales arising in the quarter ended December 31, 2009. The seasonality of our software product sales is still less certain as we are developing this new sales model.

Liquidity and capital resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placements of preferred shares to investors,

and bank loans we started to borrow in 2009. As of March 31, 2010, we had RMB411.3 million (US$60.3 million) in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of our VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our VIEs or their respective subsidiaries. However, a portion of the cash balances of our VIEs and their respective subsidiaries is paid to us pursuant to our contractual arrangements with our VIEs and their respective subsidiaries. See “Related party transactions—Contractual arrangements with our VIEs and their respective subsidiaries and shareholders.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition fees we are able to charge to students in our K-12 schools and colleges, annual enrollment quotas placed on our colleges, the economic benefits we have received from the subsidiaries of our VIEs attributable to the sale of products or provision of services to these entities and the economic benefits we may receive from our VIEs directly through payments under the Technology Service Agreements or Exclusive Cooperation Agreement. To date, we have not received any payments under these agreements. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering, will be sufficient to meet our anticipated cash needs, including targeted acquisitions, for more than the next 12 months.

In addition to growing our existing business, as part of our expansion strategy, we may also explore with certain of our A+ Alliance partners, including the seven target entities with which we have entered into exclusivity agreements, the option to convert them to our own schools and learning centers through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise, in aggregate payments which we expect to range from US$50–70 million.

The following table sets forth a condensed summary of our cash flows for the periods indicated:

(in thousands)	For the years ended December 31,				For the Three Months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010

	RMB	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by/(used in) operating activities	88,613	(63,630)	523,094	76,635	72,321	48,241	7,068
Net cash used in investing activities	(118,430)	(261,831)	(802,365)	(117,549)	(61,258)	(42,906)	(6,286)
Net cash provided by/(used in) financing activities	388,754	700,041	(86,500)	(12,672)	—	(3,930)	(576)
Effects of exchange rate changes on cash and cash equivalents	(12,359)	(11,850)	(3,127)	(459)	(1,667)	(68)	(10)
Net change in cash and cash equivalents	346,578	362,730	(368,898)	(54,045)	9,396	1,337	196
Cash and cash equivalents at beginning of period	69,516	416,094	778,824	114,100	778,824	409,926	60,055
Cash and cash equivalents at end of period	416,094	778,824	409,926	60,055	788,220	411,263	60,251

Operating activities

Net cash provided by operating activities amounted to RMB48.2 million (US$7.1 million) in the three months ended March 31, 2010 and RMB523.1 million (US$76.6 million) in the year ended December 31, 2009, as compared to net cash used in operating activities of RMB63.6 million in the year ended December 31, 2008 and net cash provided by operating activities of RMB88.6 million in the year ended December 31, 2007. Net cash provided by operating activities in the year ended December 31, 2009 was primarily attributable to net income of RMB138.0 million (US$20.2 million), a decrease in accounts receivable of RMB391.4 million partially offset by a decrease of accounts payable of RMB121.0 million.

Investing activities

Our cash used in investing activities is primarily related to our 23 acquisitions in 2008 and 2009, our purchase of land use rights and our purchase of property, plant and equipment. Net cash used in investing activities amounted to RMB42.9 million (US$6.3 million) in the three months ended March 31, 2010 and RMB802.4 million in the year ended December 31, 2009 (US$117.5 million) as compared to RMB261.8 million in the year ended December 31, 2008 and RMB118.4 million in the year ended December 31, 2007. Net cash used in investing activities in the year ended December 31, 2009 primarily related to the acquisition of schools and learning centers, net of cash acquired, of RMB626.6 million, the purchase of a term deposit of RMB129.4 million and the purchase of property and equipment of RMB84.6 million.

In connection with our acquisition of a K-12 school and Beijing Century College, the seller agreed to extended payment terms whereby RMB350 million of the acquisition price we will pay will be paid over 18 years, RMB20 million for the first 17 years and RMB10 million for the 18th year of the payment term. This payment term starts at the earlier of (a) March 7, 2016 or (b) upon obtainment of an updated education license before the fifth anniversary of the effective date of the acquisition agreement, which we currently expect to be able to obtain but the timing is not yet known.

Financing activities

Our financing activities since the beginning of 2007 consist primarily of the issuance and sale of Series C and Series D convertible redeemable preferred shares to investors and short-term and long-term borrowings. Net cash used in financing activities amounted to RMB3.9 million (US$0.6 million) in the three months ended March 31, 2010 and RMB86.5 million (US$12.7 million) in the year ended December 31, 2009, as compared to cash provided by financing activities of RMB700.0 million in the year ended December 31, 2008 and RMB388.8 million in the year ended December 31, 2007. Net cash used in financing activities in the year ended December 31, 2009 was attributable to repayments on long-term borrowings of RMB168.0 million and repayments on short-term borrowings of RMB129.5 million partially offset by proceeds from short-term borrowings of RMB201.0 million and proceeds from long-term borrowings of RMB10.0 million.

Long-term and short-term borrowings

We did not have any long-term borrowings as of December 31, 2007 or 2008. During 2009, we and our affiliated entities entered into various long-term loan agreements in the aggregate amount of RMB162.0 million with local banks with terms ranging from one year to seven years to finance our working capital. None of the loan agreements requires us to comply with financial covenants. Long-term bank borrowings of RMB41.5 million were secured by land and buildings with a net carrying value of approximately RMB50.9 million.

The following table sets forth, as of March 31, 2010 and on an individualized basis, our long-term borrowings’ loan amounts, interest rates, maturity profiles and their classification as either non-current or current liabilities.

Loan	Loan amount		Annual interest rate	Maturity terms	Maturity date	Outstanding indebtedness
						Current portion	Non-current portion

	RMB	USD	%			RMB	RMB

1	10,000,000	1,465,030	6.91%	5 year	May 2013		10,000,000
2	4,000,000	586,012	6.91%	5 year	May 2013		4,000,000
3	200,000	29,301	6.91%	4 year and 11 months	May 2013		200,000
4	800,000	117,202	6.91%	4 year and 11 months	May 2013		800,000
5	15,000,000	2,197,545	6.48%	2 years	September 2010	15,000,000	—
6	4,000,000	586,012	6.48%	2 years	September 2010	4,000,000	—
7	9,000,000	1,318,527	6.48%	2 years	September 2010	9,000,000	—
8	8,500,000	1,245,275	6.48%	3 years	September 2011		8,500,000
9	2,500,000	366,257	6.91%	1 year and 10 months	December 2011		2,500,000
10	5,000,000	732,515	6.91%	4 years	August 2012		5,000,000
11	10,000,000	1,465,030	6.91%	1.5 years	May 2011		10,000,000
12	6,000,000	879,018	5.94%	6 year and 3 months	September 2015		6,000,000
13	6,000,000	879,018	5.94%	7 years	May 2016		6,000,000
14	6,000,000	879,018	5.94%	5 year and 3 months	September 2014		6,000,000
15	5,000,000	732,515	5.76%	4 year and 3 months	September 2013		5,000,000
16	5,000,000	732,515	5.76%	3 year and 3 months	September 2012		5,000,000
17	5,000,000	732,515	5.40%	2 year and 3 months	September 2011		5,000,000
18	20,000,000	2,930,059	5.94%	11 months	April 2010	20,000,000	—
19	40,000,000	5,860,119	5.94%	1 year and 3 months	September 2010	40,000,000	—

Total	162,000,000	23,733,483				88,000,000	74,000,000

We did not have any short-term borrowings as of December 31, 2007 and 2008. As of December 31, 2009, our secured short-term bank loans consisted of the following two bank loans:

•	RMB11.0 million repayable on September 15, 2010 and bearing interest at 6.37% per annum. The loan was secured by a land use right with a net carrying value of approximately RMB12.3 million; and

•	RMB2.0 million repayable on May 25, 2010 and bearing interest at 6.37% per annum. The loan was secured by a building with a net carrying value of approximately RMB8.5 million.

As of December 31, 2009, we have the following unsecured short-term bank loans:

•	RMB60.0 million with a maturity date of June 28, 2010 and bearing interest at 4.86% per annum;

•	RMB20.0 million with a maturity date of May 4, 2010 and bearing interest at 5.34% per annum. The loan was guaranteed by a third party; and

•	RMB20.0 million with a maturity date of July 26, 2010 and bearing interest at 5.34% per annum. The loan was jointly guaranteed by a third party and a minority shareholder of our company.

The weighted average interest rate of short-term bank loans outstanding as of December 31, 2009 was 6.37% per annum.

Capital expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment and technology within China. Our capital expenditures were RMB1.9 million, RMB8.8 million, RMB84.6 million (US$12.4 million) and RMB14.3 million (US$2.1 million) in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. We primarily financed our capital expenditures through cash generated from operations and our preferred stock financings and, to a lesser extent, from our borrowings. The rapid expansion of our network of schools, tutoring centers, colleges and career enhancement centers has also required significant investment. We expect to incur capital expenditures of approximately RMB90-100 million (US$13.2-14.7 million) in the fiscal year ending December 31, 2010 in connection with investments in facilities, equipment and technology to meet the expected growth of our operations. We also expect to incur additional costs in connection with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Securities Exchange Act of 1934, as amended, that will apply to us as a public company. We are not currently able to quantify these additional expenses but expect that they could be up to a few million US$ annually. Our PRC subsidiaries and affiliated entities have not paid dividends to us out of their accumulated profits and may be restricted from doing so in the future due to governmental restrictions. See “Risk Factors—Risks related to doing business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us or any other affiliated company.” We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from this offering and our operating activities.

Contractual obligations and commitments

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2009.

	Payments Due by Period
(in RMB millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	RMB	RMB	RMB	RMB	RMB

Short-term borrowings	115.4	115.4	—	—	—
Operating lease obligations	583.7	67.7	84.8	57.7	373.5
Purchase obligations	4.7	4.7	—	—	—
Long-term borrowings	170.0	97.0	35.0	26.0	12.0
Consideration payable for acquisitions and others	527.5	113.5	—	—	414.0

Total	1,401.3	398.3	119.8	83.7	799.5

Borrowings include estimated cash interest to be paid over the remaining terms of the debt. In addition to the amounts shown in the table above, we have recorded RMB26.4 million unrecognized tax benefits as liabilities in accordance with ASC 740, and we are uncertain as to if or when such amounts may be settled. We also owe management fees to the universities affiliated with our colleges for the use of their brand names and administrative support. The amounts of these management fees will be calculated as a percentage of net revenues generated by the colleges.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Beijing Ambow Online Software Co. Ltd., or Ambow Online, and its affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Online and fees paid by Ambow Sihua, Ambow Shanghai and Ambow Shida and their subsidiaries to Ambow Online for sales of services and products.

If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Ambow Sihua, Ambow Shanghai and Ambow Shida own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be not less than 25% of the annual net income of the school, while in the case of two of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. See “Risk factors—Risks related to regulation of our business and our corporate structure—Our VIEs and their respective subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the China Statistics Bureau, consumer price inflation in China was 4.8% and 5.9% in 2007 and 2008, respectively, and consumer price deflation was 0.7% in 2009.

Quantitative and qualitative disclosure regarding market risk

Interest rate risk.    The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risks associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. If overall interest rates fell by 10% in 2009, our interest income would have declined approximately RMB2.1 million (US$0.3 million), assuming consistent investment levels.

At December 31, 2007, 2008 and 2009, we had RMB0, RMB0 and RMB275 million (US$40.3 million), respectively, of borrowings outstanding. The interest rates on our borrowings are variable and adjust periodically based on the PBOC’s base lending rate. If overall interest rates increased by 10% in 2009, our interest expense would have increased approximately RMB0.9 million (US$0.1 million).

Foreign exchange risk.    Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and anticipated proceeds from this offering. The effect of an immediate 10% adverse change in exchange rates on our foreign denominated cash and cash equivalents as of December 31, 2009 would result in a loss of approximately RMB38.5 million (US$5.6 million). We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent accounting pronouncements

See Note 2(ee) of Notes to consolidated financial statements for recent accounting pronouncements that could have an effect on us.

Our industry

China educational and career enhancement services market

China’s educational and career enhancement services market is comprised of several segments, including government-run public schools, private schools, tutoring programs, universities and colleges and career enhancement services, which are large and growing. According to IDC, total spending in China’s education market was $236.3 billion in 2008 and is projected to grow to approximately $604.1 billion by 2013. China’s educational and career enhancement services market is fragmented today with no clear leader and a large number of smaller, niche players performing services and offering programs within one or a few of the segments. According to IDC, market share of the top five players in the IT training market was 28.9% in 2008 and market share of the top five players in the ZhongKao/ GaoKao after school tutoring market is 0.93%.

The following chart shows the breakdown for services within the educational and career enhancement services market between K-12 education and career enhancement education and services:

	K-12 education				Career enhancement education
	Early childhood education	Elementary school	Junior high school	Senior high school	Middle vocational schools	Higher vocational schools and colleges	Education above bachelor degrees	Companies or enterprises

Degree programs		Educational curriculum			Educational curriculum

Non-degree programs	Early childhood education	Elementary school tutoring		ZhongKao/ GaoKao tutoring	Career enhancement training for middle vocational school students		Career enhancement training for college students	Enterprise human resource service

	Training on English and other subjects				Career enhancement training

Source: IDC report titled “China Zhongkao and Gaokao Tutoring Market 2008-2013 Forecast,” 2009

Each of the segments within China’s educational and career enhancement services market has distinct characteristics. K-12 programs are offered by public and, to a lesser extent, private schools. These schools provide educational services and programs to their students with regionalized curriculum. Tutoring programs are increasingly run by private organizations focused on helping students achieve better grades in their schools and prepare for standardized tests for entrance into both high schools and universities. Universities and colleges in China provide post-secondary education for top students. Career enhancement services are aimed at university, community college and vocational students and focus on preparing individuals to start their careers or enhance their career opportunities.

Competition to get into top high schools and universities is intense as quality educational resources in China are limited. According to IDC, in Beijing (whose education level is leading the Chinese market) in 2009, the number of junior middle school graduates exceeded 56,000, while the top high schools plan to enroll fewer than 17,000 students, for an enrollment rate at top high schools of under 30%. According to the China Statistical Yearbook, there are 2,263 universities and colleges in China, only 100 of which are considered top-tier universities.

Common features of the disparate but related sectors within China’s educational and career enhancement services market include significant growth opportunities, demand driven by demographic trends and stiff competition for advancement, sustainable premium fees for high-quality providers, significant benefits to those who can standardize their business practices, provide services throughout a student’s learning cycle and scale effectively, and a fragmented competitive landscape. These sectors are growing both in terms of absolute size and in terms of importance due to the following factors within China.

Rapid economic growth

According to the International Monetary Fund, China was the 3rd largest economy in the world in 2008 in terms of gross domestic product, or GDP, which amounted to over $4.3 trillion in 2008 and is expected to grow to over $8.2 trillion by 2014. According to the International Monetary Fund, China’s Nominal GDP per capita has increased at a CAGR of 14.2% from approximately RMB7,828 in 2000 to approximately RMB22,647 in 2008, and is expected to continue to grow at a CAGR of 10.3% from 2008 to 2014.

Growth in disposable household income

As a result of China’s rapid economic growth, Chinese consumers have greater amounts of disposable income and have significantly increased their spending:

•	The China Statistical Yearbook reported that China’s disposable income per urban resident increased from RMB6,280 in 2000 to RMB15,781 in 2008, representing a CAGR of 12.2%;

•

According to the China Statistical Yearbook, the average per capita annual consumption expenditure in urban areas in China has increased from approximately RMB4,998 in 2000 to approximately RMB11,243 in 2008; and

•

According to the China Statistical Yearbook, average consumer spending on education, cultural and recreational services amount to 12.1% of total per capita annual consumption expenditure in urban areas in 2008.

Favorable demographic and urbanization trends

According to the China Statistical Yearbook, in 2008 approximately 33.4% of China’s total population were between the ages of 5 and 29, an age group that ranges from school-age children to young and working adults who we believe are most likely to pursue educational opportunities and continuing career enhancement training and certification. The “one-child” policy that the PRC government has in general imposed for nearly three decades has caused a declining birth rate and, according to IDC, a decline of 6.2% in the number of middle school students from 2005 to 2008. This policy, though, has driven strong demand for children’s education by fostering the widely known “little emperor” phenomenon in which Chinese families spend a high percentage of their disposable income investing in their only child’s future to get ahead of the competition.

Approximately 606.7 million people in China lived in urban areas in 2008, according to the China Statistical Yearbook. According to CEIC China Database, in 2008 China had 41 cities each with a population of over 2 million, 122 cities each with a population of over one million and 232 cities each with a population over 500,000. The growing trend towards urbanization is expected to result in more people seeking job and career advancement opportunities in urban areas. Many college graduates who seek urban employment choose to take job-readiness training programs before entering the job market. In addition, many urban employees choose to acquire supplementary skills and ongoing training to remain competitive in their jobs or seek career advancement opportunities. In addition, urban citizens are increasingly recognizing that higher education may lead to greater rewards in terms of income and career opportunities.

Increasing awareness of importance of higher and professional education

We believe people in China are increasingly willing to invest in higher and professional education as it may lead to better career opportunities and enhanced earning power. According to a survey jointly conducted in 2009 by Yangtze Evening News and Taihe Consulting, a professional Chinese human resources management consulting agency, a new university graduate in China with a bachelor’s degree seeking a position in the high tech or software industry on average earns 50% more than the initial income of a high school graduate with an associate degree who does not possess a university or other higher education degree. We believe such income differentials have motivated and will continue to motivate people to choose to continue their education and pursue higher education opportunities. According to the China Statistical Yearbook, enrollment in institutions of higher education increased at a CAGR of 13.5% from approximately 2.2 million in 2000 to approximately 6.1 million in 2008.

We believe that the market for post-secondary education and career enhancement services in China is expected to grow due to demand from various sources, including demand from employers for well-trained professionals, demand from an increasing number of high school and university graduates seeking employment positions which require practical skills and professional certifications, and demand from working professionals who wish to further achieve their career and salary advancement potential.

Need to differentiate oneself from peers

Each step of academic advancement in China from compulsory education to high school to college to the job market requires an individual to differentiate oneself. Despite its rapid economic growth, university students in China are experiencing difficulties in finding a job upon graduation. According to an article from the Chinese Education Newspaper published on July 9, 2009, as of July 1, 2009, the unemployment rate for university students graduated in 2009 was approximately 32%, almost the same rate as 2008; however, the number of students who graduated in 2009 increased by 9.1%. Approximately 1.9 million students in 2009 had difficulties in finding a job upon graduation. We believe that some students in this highly competitive job market may choose to enhance their core skill sets by taking additional training courses. For example, a student who majored in computer science may take web programming courses at a career enhancement center in order to secure a job in the Internet industry. Another student may choose to develop additional skill sets to differentiate himself or herself from his or her peers in order to get a better job. A higher than normal unemployment rate, however, may affect consumers’ discretionary spending on our services and products, particularly on our career enhancement services.

Our target markets

There are two fundamental market demands that need to be addressed in China’s educational and career enhancement services market: the demand for high-quality educational services for K-12 students and the demand for career enhancement services for post-secondary students.

Educational services

Demand for high-quality K-12 schools with regionalized curriculum and tutoring programs is growing rapidly in China. According to statistics published by the MOE, in 2008 there were approximately 103 million students from 6 to 12 years old attending elementary schools, 56 million students from 13 to 15 years old attending junior high schools and 25 million students from 16 to 18 years old attending senior high schools. Children from 6 to 15 years old are required to attend elementary and junior high school on weekdays under China’s nine-year compulsory education system and many children choose to attend senior high school in preparation for higher education. Given the pressure of entering into universities, the course load in senior high schools is similar to that under the 9-year compulsory education. In our K-12 schools, the curriculum for elementary schools follows the national teaching guidance in China, which requires six years attendance to complete. The curriculum for post-secondary schools requires three or four years of attendance to complete. The nature of the curriculum is tailored to the tenor and attendance of the students within each school. Our current market share of this large market, which is comprised of public schools and, to a lesser extent, private schools, is low. As our strategy is to leverage our K-12 schools to support our tutoring centers in our educational regional service hubs, we have no intention or expectation to capture significant additional market share of the K-12 school market.

Regionalized curriculum is required because the subjects taught and content necessary for the students to learn must be tailored to the locally administered high school and university entrance exam subjects. There is significant demand at every point of the education process in the Chinese market and a very large base of potential customers. Within the K-12 market, there are both state run and privately run schools. Public schools in China are generally required to use government-approved curricula. In contrast, private schools in China, while also heavily regulated, have greater flexibility to teach additional subjects and emphasize specific subjects to meet students’ needs and to deliver education in a small-group setting. The private education market in China has historically been smaller than the public education market, but has experienced rapid growth in the past few years, which is expected to continue.

The admissions process for both high schools and universities in China is highly competitive. Unlike in the United States, where prior grades and extracurricular activities can have a significant effect on admissions to private high schools, the admissions examination to get into both public and private Chinese high schools, called ZhongKao, is the primary determining factor for admission. Similarly, the admissions examination to get into a Chinese university, called GaoKao, is often the sole or primary determining factor for admission. Further, the “one-child” policy that the PRC government has in general imposed for nearly three decades, has driven strong demand for children’s education by fostering the widely known “little emperor” phenomenon in which Chinese families spend a high percentage of their disposable income investing in their only child’s future to get ahead of the competition.

According to IDC, China’s after school tutoring market was valued at approximately $12.1 billion in 2008 and is expected to grow to $18.7 billion by 2013. In addition, demand for test preparation courses for admissions and assessment tests required by higher educational institutions in China is expected to continue to increase, as Chinese citizens are increasingly able to spend money on higher education to reap greater rewards in terms of future income and career opportunities. Currently, the tutoring markets in China are highly fragmented and localized by region. According to IDC, market share of the top 5 players in 2008 in the ZhongKao and GaoKao after school tutoring market was less than 1%.

Career enhancement services

China’s economic growth has led to the creation of more jobs, which has in turn spurred further economic growth within China. At the same time, the Chinese job market is becoming more competitive and is undergoing fundamental changes. In addition, the rapid economic growth in recent years has also created an increasing demand for certified professionals for domestic and multinational companies, as well as for government agencies. Particularly, with China’s accession to the World Trade Organization, the liberalization of China’s trade barriers and China’s continued relatively high rate of economic growth as compared with other major economies’ growth lags, an increasing number of multinational companies have entered, or are expected to enter, China. Many PRC companies will need to steadily improve the quality of their workforce to effectively compete with foreign competitors.

Within China, there are three recognized established economic centers, the Bohai Rim Area, the Pearl River Delta and the Yangtze River Delta, with concentrations of companies doing extensive business and also emerging economic centers where the Chinese government is providing tax and economic incentives to attract additional investment and create areas with concentrations of companies. Businesses in these areas are growing at an even faster rate than businesses throughout China as a whole. According to China Statistical Yearbook, GDP in the Bohai Rim Area, the Pearl River Delta and the Yangtze River Delta grew from RMB5.1 trillion in 2000 to RMB17.9 trillion in 2008, representing a CAGR of 16.9% while overall GDP in China grew from RMB9.9 trillion in 2000 to 30.1 trillion in 2008, representing a CAGR of 14.9%.

We believe, based on the experience of our management team, that the rapid economic growth and the fundamental changes taking place in the China job market, coupled with the possibility of improvements in career prospects, are motivating job seekers and working professionals in China to further develop their skills and knowledge, and to better equip themselves with relevant professional skills and qualifications. The changed job market and job seekers’ demands are causing challenges for Chinese education providers in training students to enter the workforce and start their careers. According to the China Statistical Yearbook, graduates from institutions of higher education increased at a CAGR of 23.4% from approximately 0.95 million in 2000 to approximately 5.12 million in 2008. In the current Chinese labor market, there is often a mismatch between the candidates’ qualifications (specific skills learned at Chinese universities) and requirements of the employer (combination of specific skills and job readiness, or soft skills). We believe that an attractive opportunity exists for career enhancement services providers who can provide effective training programs that enable students and graduates to better prepare for professions such as the information technology, or IT, industry and other industries requiring high technical competence or specialized knowledge and skills. The career enhancement services market has emerged as a large and growing market to address the needs of both post-secondary students and graduates and employers in China. According to IDC, the IT training market was $0.22 billion in 2008 and is projected to grow to $0.72 billion in 2013. In our career enhancement centers, a range of 85% to 98% of the students who had completed our career enhancement courses by December 31, 2009, excluding those students sponsored by their existing employers prior to attending our job training, had obtained employment as of December 31, 2009.

Business

Overview

We are a leading national provider of educational and career enhancement services in China. Our business addresses two critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, and the desire for graduates of those schools to obtain more attractive jobs. We offer consistently high-quality, individualized services and products through our combined online and offline delivery model powered by our proprietary technologies and robust infrastructure. Our regional service hubs, comprised of five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of March 31, 2010, combined with our distributors, enable us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

We are capitalizing on four significant trends in the educational and career enhancement services market in China:

•	Rapid growth in disposable household income combined with a continuing focus and increasing spending by families on their children’s educational services;

•	Intense competition in the education sector and job market in China;

•

Rapid economic growth and an increasing hiring needs of existing and new companies doing business in China, which poses significant challenges for employers trying to match their hiring needs with the skill sets of graduating students looking for career opportunities; and

•	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

Our educational services cover grades K-12, focusing on both K-12 programs and tutoring services, including test preparation. We provide results-oriented services and products customized to regional curriculum requirements and individual student needs to help students enhance academic results, including those on ZhongKao and GaoKao admission tests, the results of which are of primary importance in determining which students will be admitted into top high school and university programs. We refer to these K-12 programs and tutoring services with standards-based curriculum that enable students to improve their academic results and educational opportunities as “Better Schools.” Our Better Schools services and products, offered in our regional service hubs, as well as delivered through our partners, are offered to customers in 30 out of the 31 provinces and autonomous regions within China. According to IDC, we are the largest ZhongKao and GaoKao after-school tutoring provider in China in terms of total annual revenue in 2008. According to CCID, we are the largest ZhongKao and GaoKao after-school tutoring provider in China in terms of market share in 2009.

Our career enhancement services target students at universities, colleges and community colleges and recent graduates of these institutions. We refer to these career enhancement services programs that facilitate post-secondary students obtaining more attractive employment as well as our college programs as “Better Jobs.” Our Better Jobs programs are mainly offered through our career enhancement regional service hubs, which are strategically located in key economic centers across China where there is a high concentration of companies in high-growth industries. Within our career enhancement training centers, we partner with leading international vocational training content providers, corporations and universities to provide practical project-based training to enhance students’ overall competitiveness for better employment opportunities after graduation. As of December 31, 2009, our six career enhancement regional service hubs are located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and the Yangtze River Delta. The Bohai Rim Area and the Yangtze River Delta comprise two out of the three currently established regional economic centers in China. Changsha, Zhuzhou and Xiangtan, or the Central South Area, is a strategically important area in China because it is believed to be rich in technology and labor and great efforts are being made in the region to promote the construction of high-tech industries. According to IDC, market share of the top 5 players in 2008 in the IT career enhancement services market was 28.9% and, with a 16.5% market share, we are the largest career enhancement training provider in China in terms of total annual revenue as of the end of 2008. According to CCID, we are the largest IT career enhancement training provider in China, with a 16.0% market share in 2009.

From our inception in 2000 through 2003, we focused on building our technology foundation by designing our proprietary software and technology solutions to provide educational and career enhancement services. We believe our technology foundation is fundamentally important for us to provide our services with consistent high quality across geographies in the long-run. From 2004 to 2007, we focused on building our nationwide services platform by deploying our services and products through sales agents, which enabled us to reach a large target customer base, build our Ambow brand and increase awareness of our products and services in a capital efficient way. As a result of the successful implementation of the aforementioned strategy, the registered users of our software products or services grew throughout this period: from approximately 400 in 2004 to approximately 170,000 in 2007. By the end of 2007, our registered users had reached a critical mass, we had proven that our services and products built upon our proprietary technology were effective and well received by students and our brand and services became well known in the industry and among our target customers. At the beginning of 2008, we considered it to be the opportune time to establish physical regional service hubs to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers in our directly-operated schools and learning centers. We have established these physical regional service hubs primarily by acquiring top-tier K-12 schools, tutoring centers, colleges and career enhancement centers, which we believe enhances the Ambow brand as a premium educational and career enhancement service provider.

As of March 31, 2010, we had formed a nationwide network to deliver our education and career enhancement services through the five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers we directly operate, and software sales by our distributors, with leading market position in both of our Better Schools and Better Jobs divisions. Such market presence, brand recognition and service awareness enables us to successfully reach students in 30 out of 31 provinces and autonomous regions in China, and we believe will serve as a solid foundation for our future growth.

We currently deliver our wide range of educational and career enhancement services and products through integrated offline and online channels in an interactive learning environment, powered by our proprietary technology platform that has enabled us to provide individualized content and learning solutions tailored to each of our students’ needs, and to develop standards-based, individualized curricula with consistently high quality across our schools, tutoring centers, colleges and career enhancement centers. We also intend to pursue opportunities to provide our educational and career enhancement services outside of China.

Through our directly-operated schools, tutoring centers, colleges and career enhancement centers and our distributors, we have significantly grown our net revenue, net income and student enrollment. Our net revenues increased from RMB318.9 million in 2007 to RMB508.4 million in 2008 and RMB902.0 million (US$132.1 million) in 2009 and from RMB176.3 million in the three months ended March 31, 2009 to RMB260.3 million (US$38.1 million) in the three months ended March 31, 2010. Revenues from our Better Schools division accounted for 43.1%, 51.0%, 54.5% and 70.5% of our total net revenues in the fiscal years of 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. Revenues from our Better Jobs division accounted for 56.9%, 49.0%, 45.5% and 29.5% of our total net revenues in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. We recorded net income of RMB34.2 million, RMB67.4 million, RMB138.0 million (US$20.2 million) and RMB3.0 million (US$0.4 million) in 2007, 2008 and 2009 and the three months ended March 31, 2010, respectively. As of March 31, 2010, we had more than 30,000 students enrolled in our K-12 schools and colleges. Since the beginning of 2008, we have had in aggregate more than 950,000 student enrollments in our tutoring and career enhancement centers. Since the beginning of 2007, we have had in aggregate more than 500,000 registered users of our software products or services through our online services or as a result of our software sales through distributors and, under our old sales model, sales to students at our partner schools.

Our strengths

We believe that the following competitive strengths significantly contribute to our success, differentiate us from our competitors, and form an effective market entry barrier to enhance our leadership position:

Individualized services delivered throughout a student’s learning cycle.    One limitation of the traditional teacher-to-student education model is the wide range of students’ skills and aptitude in a given classroom, which cannot be individually addressed in a single classroom or with standardized assignments. Our curriculum, educational materials and proprietary software-based learning platform, which we refer to as our “learning engine,” are designed to address this issue. Our learning engine is able to capture the way a student learns in order to deliver individualized content and optimized recursive exercises and study guidance to help the student fill knowledge gaps, broaden understanding and build self-confidence. It enables us to deliver individualized content that has been tailored to the local curriculum to each student based on their educational needs and evaluate their learning performance as it happens. We support our curriculum and educational materials with our learning tracking system, which comprehensively records each student’s progress and achievements throughout his or her learning experience. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide to him or her, thus enhancing the students’ tendency to continue to utilize our services throughout their student learning cycle. We believe this proprietary intelligent system, which combines our learning engine and robust content, took years to develop and put in effective operation, sets Ambow apart from our competitors, most of whose services are reliant on individual teachers with varied teaching quality. Our learning tracking system also helps boost customer loyalty and increase switching costs for our students to use the services provided by our competitors.

Consistent, high-quality educational and career enhancement services delivered across geographies.    Another limitation of the traditional teacher-to-student model lies in its lack of consistency across schools and teachers and dependence on the individual quality of teachers. We have spent a number of years developing our technology platform and content and services to ensure that our materials are of the highest quality and relevance for our students and customers. In addition, we have enhanced the depth and quality of our educators by integrating experienced teachers and education managers from local schools we have acquired and we have broadened our geographic reach. Our high-quality educational and career enhancement content and services are not reliant on any particular teacher, but rather can be delivered consistently throughout our schools, tutoring centers, colleges and career enhancement centers by our trained teaching force. Our ability to deliver consistent, high-quality educational and career enhancement services across geographies, regardless of regional differences across China, has allowed us to build a leading national brand.

Robust infrastructure to support scalable business model.    We have established a robust infrastructure to support sustainable expansion of our business operations, including school management, distributor and supplier management, product research and human resources management. Our technology platform allows us to standardize our curricula and school management practices, and facilitate knowledge sharing and best-practice deployment amongst our K-12 schools, tutoring centers, colleges and career enhancement centers. Our proprietary enterprise information service system, which we refer as “EIS,” allows us to improve operational efficiency, integrate our new operations efficiently and effectively, and make informed operational decisions timely. We believe our robust infrastructure, combined with our proprietary technologies, enhances customer stickiness, maximizes the lifetime value of our students and allows us to successfully and aggressively scale our business.

Nationwide, multi-channel delivery network.    By establishing regional service hubs for both our Better Schools and Better Jobs divisions and cooperating with our distributors and partner schools, we have developed a multi-channel delivery network, comprised of five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers as of March 31, 2010 that we directly operate, which cover 16 provinces and municipal cities (including Beijing, Chongqing, Shanghai and Tianjin) and 23 cities in China. Combined with our software sales through distributors, our delivery network reaches students in 30 out of the 31 provinces and autonomous regions in China. Our services and products are delivered in both online and offline formats to provide our students their learning experience in their preferred formats tailored to meet their specific academic and skill competence levels. We believe our nationwide, multi-channel delivery network at scale provides us a strong competitive edge in the still fragmented Chinese education market that we believe will be difficult to replicate. Moreover, our strong national network and successful operating track record also help us to establish the trust with local regulatory bodies and potential partners, which we believe further facilitates our future expansion.

Disciplined M&A approach with proven track record.    We have adopted a disciplined and systematic approach towards identifying and evaluating potential acquisition targets. We have also applied a rigorous approach to integrate the entities we have acquired. We utilize a systematic screening process to identify the best potential targets and evaluate the quality of these targets based on thorough due diligence and extensive market surveys. Our target acquisitions are top players in their markets with strong local brands who share our vision and passion for providing educational and career enhancement services. Our acquisitions have helped us develop our regional service hubs, added scale to our business and offerings, expanded our geographic footprint and complemented and enhanced our existing services and content. Since 2007, we have screened and evaluated hundreds of acquisition candidates to quickly identify leading targets, and in 2008 and 2009 we successfully completed 23 separate acquisitions through business combinations and one acquisition of long-term operating rights, acquiring K-12 schools, tutoring centers, software companies, colleges and career enhancement centers. From the acquired entities, we extract best practices and high-quality content that are incorporated into our technology platform and introduced to our other existing schools, tutoring centers, colleges and career enhancement centers. Our disciplined and systematic approach towards acquisitions and realizing synergies has enabled us to scale our business quickly while enhancing our services.

Strong management team with global experience and local education expertise.    Our founder and CEO, Dr. Jin Huang, has 20 years of technology, operating and management experience in the United States and China. Under her leadership, we have established a high-quality management team with extensive experience in finance, information technology and each of our Better Schools and Better Jobs divisions. Each of our executives who lead these functional areas have substantial experience in their respective areas. In addition, the principals and regional teaching professionals at our schools and learning centers have extensive experience in the educational and career enhancement markets and are well-known in their local markets and were attracted to Ambow by our mission of providing high-quality services to Chinese students and career opportunities made possible by our extensive national network. Under Dr. Huang’s leadership, we believe that we have become a trend-setter in the delivery of effective teaching and learning practices. In the last few years, Dr. Huang has received a number of awards recognizing her outstanding contributions to China education and training development and as a top entrepreneur in the China education industry. Dr. Huang is assisted by a team of highly experienced education experts in the management team with combined global and local experiences who have been focused on our product development and operations since our inception. Our Chief Financial Officer, Paul Chow, and our Chief Technology Officer, Yisi Gu, also have 20 years of operating and management experience, including the last ten years as senior executives at international companies.

Our strategies

Our goal is to become the national leader in providing educational and career enhancement services in China. We intend to do this by continuing to address the two most critical issues in a student’s learning cycle, attending a better school and obtaining a better job, by pursuing the following strategies:

Continue to build our brand and reputation.    We plan to continue to position “Ambow” as the premium brand in China’s educational and career enhancement services market and to co-brand “Ambow” with the brands of our acquired schools and programs in order to fully leverage their established local presence and reputation. We intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, colleges and career enhancement centers by focusing our marketing efforts on high-profile industry summits, corporate events and social-awareness events to promote our innovative education philosophy, leadership in corporate social responsibility and in-depth understanding of business needs. We intend to continue to build partnerships with educational institutions, such as Skillsoft and McGraw-Hill, and corporations, such as Cisco Systems.

Continue to expand into new markets.

•	Better Schools.

In addition to our existing presence, we plan to expand our geographic footprint by establishing new educational regional service hubs in additional key locations. We currently operate 16 educational regional service hubs, and we intend to expand to 25 educational regional service hubs with the additional new hubs focused in provincial capitals in the next three to five years. We will continue to build or acquire best-of-market tutoring centers to gain strategic footprints in new geographies we intend to enter. The tutoring centers we acquire need to meet our financial metrics, primarily revenue and operating profit metrics, have strong established local brands and a management team with local knowledge. We plan to leverage these top-tier K-12 schools with regionalized curriculum and teaching expertise to benefit our tutoring centers located in the same region to further penetrate the local market.

•	Better Jobs.

We plan to continue to establish regional service hubs with career enhancement centers near urban regions with a high concentration of companies in high growth industries throughout China. We may also expand our existing regional service hubs located in the Bohai Rim Area, the Central South Area (Changsha, Zhuzhou and Xiangtan) and Yangtze River Delta. We are in the process of establishing a career enhancement training base in Dalian. We have also identified two additional high growth industrial areas, Pearl River Delta and the Sichuan-Chongqing Area, and several highly populated provinces where we intend to establish career enhancement regional service hubs in the next three years.

“A+” Alliances

For both our Better Schools and Better Jobs divisions, we have established alliances with tutoring centers and career enhancement training providers in attractive markets we have identified to enter in the near future. We provide a total solution package to these A+ Alliance partners including teacher training, our IT infrastructure and our intelligent system, which combines our learning engine and robust content. The “A+” Alliances typically have a term of three years. We monitor the operational, management and financial performances of the Alliance members and, if they meet our criteria, we may explore with certain of our A+ Alliance members the option to convert them to our own schools and learning centers through business combinations upon terms to be agreed. As of June 30, 2010, we had eight and 13 “A+” Alliance members for our Better Schools and Better Jobs divisions, respectively. We believe this will increase our student enrollments and revenue sources at a relatively low integration risk since these partners will have already met our various operational, management and financial standards by deploying our total solution package before they become our schools and learning centers, as part of our strategy to expand our geographic reach.

Continue to strengthen our leadership in current markets. Our strategy is to have the leading schools and learning centers within each of the markets where we have a direct presence.

•	Better Schools.

We intend to upgrade our operations systems, deploy our best practices and implement our learning engine and qualified content through our multi-channel delivery system in our K-12 schools and tutoring centers. By doing this, we will enhance our educational service quality, teaching efficiency and brand reputation, which in turn will allow us to attract students and improve our pricing power in our markets. We plan to roll out additional new product offerings in our tutoring centers such as one-on-one tutoring services. We also plan to continue to open tutoring centers around our educational regional service hubs.

•	Better Jobs.

We intend to implement our learning engine and standardize the curricula to improve educational quality and teaching efficiency. We plan to continue to partner with universities on career enhancement training by introducing our curricula to nearby universities and actively participate in their recruiting events to expand our potential customer base. We also plan to continue to partner with corporations who actively recruit recent university graduates on recruiting programs including the joint development of training content to keep our curricula current with job market demands and expand our job referral resources, which are attractive to our students. We intend to roll out additional career enhancement programs that fit job market demands. Since 2008, our primary career enhancement programs were expanded from two to six IT areas and to soft skills training such as communication, presentation, team work and leadership across through our career enhancement centers.

Maximize synergies through integration of acquired entities.    We intend to leverage the synergies we have created through our disciplined and systematic approach towards acquisitions and integrations, including our IT system integrations, financial system integrations, sharing of best practices across school management and curriculum design, and our joint marketing and branding efforts across Ambow entities, to enhance our curricula and customers’ experience and to grow our revenues and profitability. We have a systematic approach to acquisitions, which we implement in three stages. First, we work with the acquired entity to standardize their operations and to implement our entity management infrastructure, including information technology, operations, human resources and financial systems, which provides our management with the visibility over key operational and financial metrics at our schools and learning centers. Next, we work with the acquired entity to expand their product offerings based on best practices at our other schools and learning centers. Finally, we work with the acquired entities to increase student enrollments and optimize pricing. Through such systematic integration we lay a solid foundation for our future growth.

Enhance customer experience throughout student learning cycle.    We plan to continue to build and utilize our database of educational content and student information through analysis of test performances to enhance individualized learning experiences through an individual’s student learning cycle. In addition, we plan to retain our students by satisfying the ultimate users and purchasers of our services, both the students and their parents, by continuously tracking the student’s individual performance and reporting their results and areas for improvement to both the students and their parents.

Our services and products

We offer a variety of educational and career enhancement services and products to students and recent graduates in China. We have adopted a unique strategy built around our regional service hubs to drive revenue growth and have organized our operations accordingly. Our tutoring programs, which are offered in our tutoring centers, are our primary educational services and product offerings to help students enroll in better schools. We also operate K-12 schools to support our tutoring programs by providing strong local brand names and reputations, local education content expertise and potential student customer bases. Our career enhancement services that help students and graduates obtain better jobs are offered primarily in our dedicated career enhancement centers. We also operate two colleges to support our career enhancement centers by providing facilities, research and teaching resources, and potential student customer bases. In addition, we extend our educational and career enhancement services and product offerings to students through our distributors and corporate partners in locations in which we do not have a direct presence. In addition, to support our educational and career enhancement services and products, we provide software products to accommodate our students’ individual learning habits and enrich their learning experience.

The following map sets forth the service coverage and the geographic coverage of our K-12 schools and tutoring centers (marked as Better Schools), and our colleges and career enhancement centers (marked as Better Jobs) as of March 31, 2010:

As of March 31, 2010, we had a total of 119 schools and centers, comprised of five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers, which are located in 16 provinces and autonomous regions within China. We also have partnerships with schools, through our distributors, and corporations, allowing us to provide our services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Better Schools

Our Better Schools division consists of five K-12 schools and 96 tutoring centers as of March 31, 2010, which are located in or around our 16 educational regional service hubs across China.

Our tutoring centers are designed to help students perform better in school and prepare for important tests, specifically high school and university entrance exams. In addition to our classroom-based teaching services, we offer educational curriculum and software products through our web-based applications to allow our students access to our tutoring services from anywhere at any time. Combined with our proprietary “learning engine,” our software features such functions as online video classes, practice questions, discussion forums and prior actual tests. Our educational software products include eBoPo (meaning “energy and impact” in Chinese), which offers full subjects, online practice tests and instruction for K-12 level students. Our software products and web-based applications complement our in-person classes and offer individualized services and tailored content based on each student’s specific needs. Our tutoring centers offer both classroom instruction and one-on-one tutoring.

Our K-12 schools, which are accredited by the local equivalent of the MOE, provide full-subject national curriculum, including mathematics, language, history, sciences and arts. Our five K-12 schools have an aggregate capacity of up to 22,900 students in 2009. Before our students enter our K-12 schools, they need to take our admissions test. Before they graduate from our K-12 schools, they need to pass the exam required by the local MOE. When they pass this exam, they earn a certificate recognized by the local public school system. Our tutoring centers provide corresponding tutoring programs, along with ZhongKao and GaoKao preparation, GaoKao retake preparation and overseas exam preparation. Our strategy for our educational services is to establish educational regional service hubs that provide services in populated and economically-developed cities in China. Since the beginning of 2008, we have made an aggregate of 15 acquisitions and acquired long-term operating rights targeted at K-12 schools, tutoring centers and a tutorial software company for their strong local brands, the ability of the school teachers to help us develop curriculum in our regional tutoring centers, technology development and, for the schools, as sources of students to our regional tutoring centers. We intend to continue to improve the education quality and brands of our schools, which we leverage to support our tutoring programs. We will also continue to develop or acquire best-of-market tutoring centers that have the highest ratings and top teachers under our “A+” brand, which means a learning center that has met our highest standards.

Better Jobs

Our Better Jobs division consists of 16 career enhancement centers and two colleges, which are located primarily in or around our six career enhancement regional service hubs located in the Bohai Rim Area, Central South Area (Changsha, Zhuzhou and Xiangtan) and Yangtze River Delta.

Our career enhancement centers are designed to help university level students and graduates enhance their practical skills and improve their competitive positioning upon graduation as they look to start their career. We have located our career enhancement regional service hubs in regional economic centers within China where there is a high concentration of companies in high-growth industries. We cooperate with universities to provide our career enhancement services to their students. Our two directly-operated colleges and our university partners provide us with a large base of customers to whom we can offer our services and products. Classes taken at our career enhancement centers can also count as credits earned towards requirements of certain university degree programs. We have also established partnerships with domestic and international institutions, including Cisco Systems, Inc., The McGraw-Hill Companies, Inc. and Skillsoft Plc, to provide training content and direct and indirect job opportunities for our students.

Our career enhancement centers currently focus on IT services and digital media training. Our career enhancement services curriculum emphasizes providing students with “hands-on training” for professional skills, including case studies, job environment simulation and specific technical skills needed to excel in jobs at our corporate partners, as well as “soft skills” training, including courses on time management, presentation, leadership and interview techniques. We design our career enhancement curriculum based on our understanding of the target industries and the actual recruiting needs of our corporate partners and corporations looking to hire our students. We also offer corporate training programs for our corporate partners’ employees that are designed jointly with certain of our corporate partners to specifically tailor the training these employees receive. Our career enhancement software products include Career GPS System, which is an interactive career assessment platform that helps job seekers orient their career path to their skill sets and determine areas for improvement. Our career enhancement centers offer teaching facilities, laboratories, dormitories, grocery stores and other community infrastructure in order to accommodate students’ educational and recreational activities.

One of our career enhancement centers, Kunshan Ambow Service Outsourcing Industrial Park, is located in Kunshan as part of our career enhancement regional service hub in the Yangtze River Delta. This career enhancement center serves the needs of students/graduates and employers located throughout the Yangtze River Delta. The state-of-the-art facility, which can hold up to 3,000 people for training at a given time, currently operated by Ambow, was one of the first office park-type career enhancement centers built by a local government in China. This training center focuses on information technology outsourcing and business process outsourcing as the main objectives of the center’s training programs.

Our colleges offer degree programs to incoming students. Students graduating from our degree programs receive bachelor’s degrees recognized by the MOE. Our degree programs are typically designed to be completed in either two or four years and are designed to provide our students with practical, career-oriented education, positioning them for attractive entry-level job opportunities. Our schools operate for two semesters per academic year: one running from September to January, and the other running from February or March, depending on the date of the Chinese New Year, to July. We typically offer courses five days a week.

Educational content development

We have a strong in-house research and development team with over 90 software and education professionals who help to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. As of March 31, 2010, we also had 259 part-time and full-time instructors in our career enhancement centers, the majority of whom have prior industry experience. We integrate the best content from our acquired schools, tutoring centers, colleges and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. We also cooperate with our corporate partners to develop training labs to train students enrolled in our Better Jobs programs with the specific skills required by our corporate partner. In 2007, 2008 and 2009, we spent RMB3.8 million, RMB11.7 million and RMB17.5 million (US$2.6 million), respectively, on research and development expenses.

Student recruitment and retention

We employ a variety of marketing and recruiting methods to attract students and increase student enrollments at our schools and learning centers. We recruit students to our K-12 schools and tutoring centers from the local areas near these schools and centers. We recruit students to our career enhancement centers nationally. We recruit students to our colleges nationally through MOE designated channels by publishing our programs each year in college recruitment guides that are distributed to high schools throughout China. We believe prospective students are attracted to our schools and learning centers due to our strong brand name, innovative teaching and learning practices, and consistent, high-quality, individualized services. Our learning engine technology combined with offline teacher instruction ensures that students receive individualized orientation, instruction and progress assessment in a student-centered environment. By analyzing the accumulated data stored in each student’s learning record, our learning engine optimizes learning strategies and methods, and provides personalized educational content for each student. The longer and more often a student uses our services and products, the more effective and efficient services and content we are able to provide to him or her, thus enhancing the students’ tendency to continue to utilize our services throughout their learning cycle. Students in our K-12 schools and tutoring centers have significantly improved their results in ZhongKao and GaoKao exams, which we believe has enhanced our reputation in the markets in which we participate through word-of-mouth referrals. Our colleges and career enhancement centers help students to identify their career goals early in their life, and provide them with project-based training to improve their employment opportunities.

Our technology infrastructure

We believe our proprietary technologies are one of our major strengths and we have devoted significant resources to the development of technologies for the delivery of our educational and career enhancement services. These include our educational services platform, operational management platform and development and deployment platform. The educational services platform is the backbone that supports our educational and career enhancement product and service offerings to our students. The operational management platform supports our internal management and administrative applications for K-12 schools, tutoring centers, colleges and career enhancement centers. The development and deployment platform supports our educational service platform and operational management platform, and standardizes the development of and communication between our IT products and applications.

Educational services platform

Our educational services platform is built around and driven by our core proprietary technology, the “Learning Engine.” Utilizing advanced Internet and multi-media technologies, the learning engine enables us to embed educational materials and cognitive theories, including memory curve and competency model theories, into our interactive learning products and services, such as the “eBoPo” series for educational services and “Career GPS System” for career enhancement services. Our learning engine creates an environment in which personalized courses and instructions can be generated and delivered based on a student’s own knowledge level, goals and learning needs. Our learning engine readily supports features that promote learning, such as video streaming, PowerPoint and interactive testing functions, via open interface and multi-language channels.

Continued tracking

As part of the learning engine, our learning tracking system comprehensively records a student’s progress and achievements throughout the learning experience. The system assesses a student’s knowledge and competency level when he or she starts, and continually monitors the interactions between the student and his or her computer, keeping on file the student’s learning process and progress. The system is able to capture and memorize the way a student learns and create a unique learning profile, which we refer as each student’s “Learning Passport.” The system is also able to compare the student’s current performance with past achievements, both at an individual and at a peer group level, giving the student a clear understanding of his or her current learning status.

Individualized learning experience to students

Our interactive learning engine customizes each student’s learning experience and tracks and evaluates the learning performance as it happens. By leveraging our learning tracking system and analyzing the cumulated data stored in the Learning Passports, the learning engine can optimize learning strategies and methods and provide personalized education content, recursive exercise and study guidance for each student. The learning engine can set learning targets based on personal goals and requirements and adjust individual learning profiles and learning paths as it learns and perceives more about the student, delivering the appropriate learning materials to optimize the student’s education outcome.

Consistent quality

Our personalized educational framework ensures that students receive consistent, high-quality educational experiences tailored to their individual needs. Our educational content and services are not linked to one teacher, but rather to many highly-qualified and experienced educational experts, who work closely with us to ensure that materials are of the highest quality and relevance for students. This means that no matter where students are living—in urban centers or rural villages across China—they can be confident of receiving the same high standard of resources and support at all times.

Operational management platform

We have built up a comprehensive operational management platform to integrate our key management and administrative functions. On top of this platform, we have built our proprietary enterprise information service system, which we refer to as EIS. Our EIS allows us to provide technology applications to address our key business functions, including school management, financial reporting, sales and procurement and human resources management. The key advantage of this system lies in its ability to conduct virtual closes at any time in order for our management to receive real-time feedback on our financial and operating performance and to allow dissemination of the relevant information to key managers. This virtual close process allows us to make better decisions by having timely access to information at any time and enables us to monitor key operational and tactical indicators of future performance. Equipped with our knowledge and experience within China’s education and career enhancement industries, we were able to streamline our operational decision-making process, expand upon our solid IT foundation to implement standardized best practices and effective management among our newly-acquired subsidiaries and successfully scale our business operations.

We are developing additional functionality within our operational management platform to allow us to track revenues and expenses across each of our schools and learning centers by sub-segments, such as ZhongKao and GaoKao test preparation, within our operating segments. This will allow us to have better period-to-period insights into the underlying drivers in our business within each of our four distinct operating segments.

Development and deployment platform

Our research, development and deployment efforts are greatly facilitated by our Enterprise Service Bus, or ESB. As a widely-used software architecture, an ESB acts as a message broker between different business applications, reducing the number of point-to-point connections required to allow applications to communicate, which makes it easier to adapt a system to changes in one or more of its components. Through our standards-based ESB, our technology platform allows for the rapid development and deployment of highly reliable, scalable and stable Internet-based cross-platform applications. We have also adopted the Model-View-Controller design pattern for our platform, which allows the layering of the data, presentation and control modules, thereby making the system more nimble, robust and manageable. The adaptor between the data and control layers easily allows for integration of our services and products with third-party systems.

Intellectual property

We have developed our proprietary technology over the past decade. Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. In addition, our software products are hosted on our secure servers rather than being distributed on physical media or installed on users’ machines.

“Ambow”, “ ”, “ ” “ ” and “ ” are our registered trademarks in China. We have also applied for additional trademarks and logos, including “ ” “ ”, “ ” and “ ,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.ambow.com and www.ambow.com.cn. In addition, we have registered certain domain names, including www.ambow.net. In addition to building “Ambow” as a stand-alone brand, we intend to continue to co-brand “Ambow” with the brands of our acquired schools and programs for the foreseeable future in order to fully leverage their established local presence and reputation.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Our acquisitions

At the beginning of 2008, we considered it to be the opportune time to establish physical regional service hubs to capture further business opportunities and provide our services and products through both offline classroom teaching and online delivery platform to our target customers primarily by acquiring top-tier K-12 schools, tutoring centers, colleges and career enhancement centers. To adhere to our goal of providing high-quality educational and career enhancement services to our students and to build a premium brand, we have adopted a disciplined and systematic approach towards acquisitions that complement our existing services and products, add scale and expand our footprint. Our systematic approach to identify, evaluate, acquire and integrate our acquisitions has enabled us to complete 23 separate acquisitions through business combinations and one acquisition of long-term operating rights during the past two years. In 2008, we made an aggregate of ten acquisitions to acquire K-12 schools, tutoring companies, a tutorial software company and career enhancement training companies. In 2008, we also acquired long-term operating rights to run the Zhenjiang K-12 School and to use the school’s buildings and facilities for 12 years. In 2009, we made an aggregate of 13 acquisitions to acquire K-12 schools, tutoring companies, colleges, career enhancement training companies and a career enhancement software company. Certain of our acquisitions involved multiple K-12 schools, tutoring centers, colleges and career enhancement centers.

The following tables list the acquisitions we completed during 2008 and 2009 and the dates the acquisitions were completed:

Entities acquired during 2008:	Date of acquisition

Xi’an Tutoring	March 12, 2008
Jilin Tutoring	August 10, 2008
Beijing YZ Tutoring	August 15, 2008
Dalian Career Enhancement	August 29, 2008
Tianjin Holding (Career Enhancement)	September 8, 2008
Beijing Away Career Enhancement	October 9, 2008
Zhengzhou Tutoring	October 23, 2008
Changsha Tutoring	November 15, 2008
Shuyang K-12	December 9, 2008
Shandong Software Companies	December 30, 2008

Entities acquired during 2009:	Date of acquisition

Tianjin Tutoring	January 1, 2009
Shanghai Career Enhancement	January 9, 2009
Guangzhou HP Tutoring	February 5, 2009
SIWA Future Holding (K-12 School and College)	April 3, 2009
Beijing Century Tutoring	April 20, 2009
Taishidian Holding (College)	August 8, 2009
Changsha K-12	August 31, 2009
Beijing IT Career Enhancement	September 2, 2009
Suzhou Career Enhancement (Training Centers and Software)	September 24, 2009
Shenyang K-12	September 30, 2009
Changsha Career Enhancement	September 30, 2009
Beijing JY Tutoring	September 30, 2009
Guangzhou DP Tutoring	October 9, 2009

After the completion of this offering, in addition to growing our existing business, as part of our expansion strategy, we may also explore with certain of our A+ Alliance partners, including the seven target entities with which we have entered into exclusivity agreements, the option to convert them to our own schools and learning centers through business combinations and, to a lesser extent, make acquisitions of other businesses that complement our operations when suitable opportunities arise. As of the date of this offering, Ambow Sihua and Ambow Shanghai have entered into exclusivity agreements with five career enhancement centers and two tutoring centers, which are members of our “A+” Alliances that have met our financial, management and operational criteria. The terms of these exclusivity agreements are as follows:

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As of the signing date of the agreement, Ambow Shanghai or Ambow Sihua has not conducted any detailed due diligence on the target entities, and the parties have not reached any agreement with respect to an equity transfer or acquisition;

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The target entities agree that their cooperation with Ambow Shanghai or Ambow Sihua is exclusive and irrevocable; in return, Ambow Shanghai or Ambow Sihua agrees to pay to the target entities a deposit that ranges from RMB1.0 million to RMB25.0 million in the aggregate of RMB110.0 million;

•	We have agreed with each of the target entities on a framework for determining that an acquisition price range would be based on the 2009 financial performance of the target;

•	The exclusivity periods shall run until December 31, 2010;

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If the parties cannot reach an agreement with respect to an equity transfer or acquisition, upon expiration of the exclusivity periods or if the parties cannot reach an agreement the target entities shall return the deposits with a market rate of interest to Ambow Shanghai or Ambow Sihua; and

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The agreements shall automatically terminate upon either the execution of an acquisition agreement or the earlier to occur of (i) December 31, 2010; or (ii) the date on which Ambow Shanghai or Ambow Sihua decides not to acquire an equity interest in the target entity regardless of completion of due diligence.

As these exclusivity agreements, as well as the relevant alliance agreements with the targets, do not bind us to acquire the target entities and we are in preliminary discussions with the counterparties, there is no assurance that the acquisition of any target entities will be consummated. We anticipate that we may enter into additional exclusivity agreements with additional entities prior to the completion of this offering. See “Use of proceeds” for further discussion on our current expectations regarding use of the proceeds from this offering to make strategic acquisitions.

Our initial screening process to identify the leading targets and then evaluate the quality of these targets is based on extensive market surveys and thorough and rigorous due diligence. We target acquisitions of schools and companies which are top players in their markets with strong local brands and share our vision and passion for providing educational and career enhancement services. We have successfully leveraged our strong brand recognition, our vision and passion for providing education and career enhancement services and our operational platform to attract and acquire target schools, tutoring centers, colleges and career enhancement centers. The key benefits we recognize from our acquisitions in addition to increased revenues and profits are expanding our network of qualified educational professionals, expanding our geographic reach and improving relations with local business and governmental entities.

Our internal approval process for reviewing, negotiating and finalizing each acquisition is conducted by our management team and by the mergers & acquisitions committee of our board of directors. Upon the closing of an acquisition, we integrate the acquired school or company by standardizing their curriculum to the extent local regulations and customs allow. We then implement best practices of our school or center by integrating the acquired entities’ student enrollment, information technology and financial reporting and tracking systems into our systems. We also jointly conduct marketing and branding campaigns amongst our acquired entities to leverage their respective brands and reputation in the local markets. We refine and apply the best practices from each of these entities across our nationwide network of existing schools and centers, enabling us to scale our business while enhancing our integrated services.

Selling and marketing

We sell our services and products both directly and through distributors to schools and students. In our directly-operated schools, tutoring centers, colleges and career enhancement centers, we charge periodic tuition fees generally ranging from three months to one year. We also sell our content and software products indirectly to our school and corporate partners through our distributors.

To promote our brands in the fragmented domestic education market, we selectively and systematically market our products and build our brand names through a number of different marketing programs. By doing so, we intend to continue to create and implement a standard corporate identity across all Ambow schools, tutoring centers, colleges and career enhancement centers. Our marketing efforts, which include national marketing by our corporate headquarters and local marketing by individual schools, tutoring centers, colleges and career enhancement centers, focus primarily on:

•	Sponsoring charity and social events and forums around key educational events to build up our corporate image as the most trustworthy, life-long education and career enhancement partner in China;

•	Buying airtime on national and local media programs to raise the awareness of our educational and career enhancement services and programs;

•	Hosting industry summits with key corporate partners; and

•	Partnering with local governments to provide positive support for local schools and the local job market.

We also rely on word-of-mouth referrals and viral marketing about our services and programs.

An example of one of our education forums was the “2009 First Annual Ambow Education High-End Forum” held at the Ambow Kunshan Service Outsourcing Center in Jiangsu province. On November 7, 2009, the forum attracted leading domestic and international education experts, think-tanks, as well as over 400 middle and high school principals and higher education administrators. At the forum, we formally kicked off “Ambow Employment Opportunities for a New Generation of College Students” project, a collaborative effort between Ambow and the MOE to provide practical training and internship experience to help college students increase their employability.

Our partners

In addition to selling our services and products directly to students in our directly-operated schools, tutoring centers and career enhancement centers, we sell our software products indirectly to schools, tutoring centers, career enhancement centers and our corporate partners through distributors. In our Better Schools segment, we sell our eBoPo software products through our Better Schools distributor. In our Better Jobs division, we sell our training platform and corporate training software products through our Better Jobs distributor. For software products we sell indirectly, our distributors provide primary support to the end users, and, in rare instances, we provide limited secondary support in the event that our distributors cannot answer questions of the end users.

Partner schools

We have business relationships with K-12 schools and colleges and universities not directly owned or operated by us, both directly and through our distributors. Under our previous sales model, we provided services through sales agents to students attending these partner schools. See “Management’s discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Effects of change in our sales model”. Most of our current relationships with K-12 schools are indirect as they, or their students, are end-user customers of our distributors and are generally limited to such schools’ purchase of our software products through our distributors. Our direct partnerships are primarily with colleges and universities which send their students to our career enhancement centers and, to a lesser extent, K-12 schools. These colleges and universities with whom we have direct partnerships are under no contractual obligation to recommend our services or products.

Corporate partners

We have established business relationships with domestic and multinational corporations with business operations in China and, directly and indirectly through our distributors, with Chinese educational institutions. Our key corporate alliances are with companies who recognize our leadership in providing education and career enhancement services in China and want us to help train potential employees for them and design corporate training materials for their internal or key partners’ use. The following are descriptions of some of our most significant corporate partnerships:

•	Cisco Systems, Inc.: Our partnership with Cisco began when they invested in us in 2006. Since their investment, we have entered into agreements and worked with Cisco China in two principal areas—training of their channel partners and development of information technology talent. Our innovative educational model helps Cisco manage the effectiveness of its channel partners by tracking their ability to sell and support Cisco products. We have worked collaboratively to define a competency model and offer combined online and offline training solutions together with Cisco. The development of information technology talent is accomplished through a workforce transformation program targeted at universities to increase the networking talent pool in China.

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Skillsoft Plc:    In April 2008, we reached an agreement with Skillsoft Asia Pacific to serve as its exclusive distributor in the Chinese market until December 31, 2013. Skillsoft is a provider of e-learning and performance support solutions for global enterprises, government, education and small to medium-sized businesses. Under our agreement, we partner with SkillSoft to represent and offer SkillSoft’s e-learning solutions and resources to our corporate training clients and students in our career enhancement centers. We also provide localization for their e-learning solutions, including SkillSoft’s IT Courseware Library, Business Skills Course Collection, KnowledgeCenters and Environmental Safety & Health Course Collection.

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The McGraw-Hill Companies, Inc.:    In November 2009, we entered into an agreement with McGraw-Hill Education to develop enhanced, customized English Language Training courseware and training for IT engineers in our career enhancement centers. The innovative learning programs we are jointly developing, which are focused on business process outsourcing training, will be offered in a blended format that includes online and group activities focusing on career-specific English that engineers use in their jobs. McGraw-Hill and Ambow also will provide training for the program’s instructors.

We work with these corporate partners, among others, to license their existing content and to collaborate on developing additional content to add to our training programs in order to improve our Better Jobs programs and better satisfy students’ needs.

In October 2009, we began to collaborate with the MOE to establish a university student employment project to help university students obtain better jobs when they graduate. As part of this collaboration, we also plan to collectively launch a career competence enhancement program for both university teachers and students to enhance the careers for both teachers and students.

Competition

The educational and career enhancement services market in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face direct competition in each geographic market and each business segment in which we operate, though no single competitor operates in all of our business segments. Our competition in our K-12 schools is from both public and private schools, and in our tutoring programs from other private companies. To date, we have not faced significant, direct competition in our career enhancement centers, but we expect this to change as companies have begun to enter this market. Other than New Oriental, we believe that none of our competitors focuses on as broad a spectrum of programs, services and products as we provide. Instead, our competition focuses on targeted markets within the educational and career enhancement services market, both in terms of the particular segments of students they aim to attract and the local markets in which they operate. We believe that the principal competitive factors in our markets include the following:

•	Alignment of individualized programs, services and products to specific needs of students, parents, educators and employers;

•	Overall customer experience;

•	Scope and quality of program, service and product offerings;

•	Proximity of services to the customers;

•	Brand recognition and reputation of service providers; and

•	Ability to effectively market programs, services and products to a broad base of prospective students.

We believe that our primary competitive advantages are our well-known “Ambow” brand and our ability to deliver standards-based, individualized curriculum with consistent, high quality across our schools, tutoring centers, colleges and career enhancement centers. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

In addition, the increasing use of the Internet and advances in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing private educational and career enhancement services. Many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than was previously required.

According to IDC, market share of the top five players in the IT training market was 28.9% in 2008 and market share of the top five players in the ZhongKao and GaoKao after school tutoring markets is 0.93%. According to CCID, we are the best positioned company in both the IT training market and the ZhongKao and GaoKao after school tutoring markets in 2009 in terms of market positioning and growth capabilities.

Seasonality

Our business is subject to seasonal variations. Historically, tuition fees we receive from our K-12 schools and colleges are lower during the first quarter due to school closures in January or February for Chinese New Year and winter vacation and during the third quarter due to summer vacation. Our tutoring segment is affected by seasonal variations in the first quarter due to Chinese New Year and winter vacations and our career enhancement segment is affected by seasonal variations in the first and third quarters due to Chinese New Year and summer vacation, though this seasonal impact is to a lesser extent than the impact on our K-12 schools and colleges.

Faculty and employees

We believe that our dedicated and capable faculty of educational professionals is critical to our success. As our teachers and tutors interact with our students on a regular basis, they are critical to maintaining the quality of our programs, services and products and to protecting and enhancing our brand and reputation. We seek to continue to attract and retain teachers and tutors with substantial teaching experience and a strong command of the subject areas. Equally important, we seek to hire teachers and tutors who are capable of delivering innovative and inspirational instruction.

We aim to continue to recruit qualified teachers and tutors through a strict multi-step recruitment process. When teachers and tutors first join Ambow, they are required to undergo a job training period, during which they receive training in teaching skills and techniques, subject matter of relevant courses and school culture and philosophy. We also provide training to our teachers and tutors so that they can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to teach effectively. Our teachers and tutors are evaluated by students. We also perform periodic peer observations of a significant number of our teachers and tutors to monitor their teaching performance in the classrooms. In addition, we provide our capable and experienced teachers and tutors with opportunities to be promoted to management roles. Currently, almost all of our schools, tutoring centers, colleges and career enhancement centers are managed by members of our faculty.

As of March 31, 2010 and December 31, 2009, 2008 and 2007, we and our subsidiaries had 4,017, 3,890, 1,096 and 202 full-time employees, respectively, and 6,344, 5,441, 883 and 54 part-time employees, respectively. As of March 31, 2010, we had the following numbers of full-time employees by department: 759 in selling and marketing, 1,060 in general and administrative functions, 128 in research and development, and 2,070 teachers. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good. In 2009, we received an award from Fortune (China) Magazine naming us an Outstanding Employer in China.

Facilities

Our headquarters are located in Beijing, China, where we lease approximately 2,400 square meters of office space. In addition, we lease an aggregate of approximately 542,000 square meters of space for our K-12 schools, tutoring centers, colleges and career enhancement centers. We own an aggregate of approximately 222,000 square meters, including approximately 54,000 square meters at our K-12 school in Jiangsu Province, 86,000 square meters at the Applied Technology College, approximately 37,000 square meters at our K-12 school in Beijing, approximately 24,000 square meters at Beijing Century College, and approximately 21,000 square meters at Changsha K-12 Experimental School.

Legal proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Our corporate structure

Our history

Our founder, Dr. Jin Huang, established Ambow Corporation, a California company, in 2000. We have grown rapidly since our inception, and we are currently a leading national provider of educational and career enhancement services in China.

From 2000 through January 2005, our business was conducted through the following operating entities:

•	Ambow Online, which was established as a wholly foreign owned enterprise under the laws of the PRC in 2000 by Ambow Corporation; and

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Beijing Shida Ambow Education Technology Co., Ltd., or Ambow Shida, a limited liability company established under the laws of the PRC in 2004, which was initially operated as a joint venture among Ambow Technology Company Limited, or Ambow Technology, Jianguo Xue, Xiaogang Feng, Xuejun Xie and Beijing Normal University Tech-Zone Technology Development Co., Ltd.

From January 2005 until now, our business has been mainly conducted through certain contractual arrangements as described below.

In May 2005, our prior holding company, Ambow Education Co., Ltd., or AECL, which was formed in January 2005 as an exempted company incorporated with limited liability under the laws of the Cayman Islands, acquired 100% of the outstanding equity interests in Ambow Online from Ambow Corporation. In April 2010, AECL transferred the 100% outstanding equity interest in Ambow Online to Ambow Education Management (Hong Kong) Limited.

Through a series of transfers in May 2005 and December 2008, Ambow Technology, Xiaogang Feng and Beijing Normal University Tech-Zone Technology Development Co., Ltd. transferred all their equity interest in Ambow Shida to Xuejun Xie so that Xuejun Xie and Jiangguo Xue currently own 100% of the equity interest in Ambow Shida.

Our current holding company, Ambow, an exempted company incorporated with limited liability under the laws of the Cayman Islands, was established in June 2007. On July 18, 2007, Ambow entered into a share exchange agreement with AECL and its shareholders. Pursuant to this share exchange agreement:

•	All shareholders of AECL exchanged their shares in AECL for shares in Ambow; and
•	AECL became a wholly-owned subsidiary of Ambow.

Following the share exchange described above, we also established certain wholly-owned subsidiaries in Hong Kong, including Ambow Education Management (Hong Kong) Ltd. and Ambow Education (Hong Kong) Limited.

In furtherance of our business development in China, a number of PRC domestic companies were also incorporated in a number of cities.

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Shanghai Ambow Education Information Consulting Co., Ltd., or Ambow Shanghai, is a limited liability company established under the laws of the PRC on May 16, 2006. Xuejun Xie, Xiaogang Feng and Wenjian Gongying Venture Investment Enterprise, or Wenjian Gongying, collectively own 100% equity interest in Ambow Shanghai;

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Ambow Sihua Education and Technology Co., Ltd., or Ambow Sihua, is a limited liability company established under the laws of the PRC on April 17, 2007. Xuejun Xie and Ambow Shanghai originally owned 100% equity interest in Ambow Sihua. In March 2010, Ambow Shanghai transferred its portion of the equity interest to Xiaogang Feng so that Xuejun Xie and Xiaogang Feng currently own the entire equity interest in Ambow Sihua; and

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Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., or Suzhou Wenjian, is a limited liability company established under the laws of the PRC on February 25, 2009. Yisi Gu, Xuejun Xie and Xiaogang Feng together own the 100% equity interest in Suzhou Wenjian.

•	Wenjian Gongying is a fund established under the laws of the PRC on July 20, 2009. Ambow, Ambow Education (Hong Kong) Limited and Suzhou Wenjian own 100% equity interest in the fund.

Each of Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian has executed a series of control agreements with Ambow Online described in more detail below through which agreements Ambow Online exercises effective contractual control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian.

Ambow Shida, Ambow Sihua and Ambow Shanghai each is a controlling entity operating one of our business lines, including K-12 schools, tutoring centers, colleges and career enhancement service centers, and owns certain interest in a number of schools and entities. Below is the detailed information of their interest:

1. Schools

(1)	K-12 Schools

•	Ambow Shida owns the 100% equity interest in Zhenjiang Ambow International School, which controls and manages Zhenjiang K-12 through a cooperation agreement;

•	Ambow Shida owns the 100% equity interest in Shuyang K-12 School;

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Ambow Shida owns a 99.71% equity interest and Datong Huaguang Trading Company, an entity unrelated to us, owns 0.29% equity interest in Beijing SIWA Future Education Enterprise Co., Ltd., or SIWA Future Holding, which wholly owns three subsidiaries, Beijing Siwa Century Facility Management Co., Ltd., Beijing Haidian Siwa Twenty-One Century Education Training Centre, and Beijing Century Zhisheng Education Technology Co., Ltd., and one K-12 school, 21st Century School;

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Ambow Shida owns a 70% equity interest and Changsha Yaxing Property Development Company Limited, an entity unrelated to us, owns a 30% equity interest in Changsha K-12 Experimental School and Changsha Kindergarten (Ambow Shida will receive the remaining 30% equity interest in 2029 and Ambow Shida may either rent or purchase, at the then current fair market value, from Changsha Yaxing Property Development Company Limited, which owns the real properties at Changsha K-12 Experimental School and Changsha Kindergarten, such real properties for the continuing use of these properties by the two schools. Ambow Shida’s receipt of the remaining equity interest in 2029 is not conditional upon the rent or purchase of the schools’ real properties); and

•	Ambow Shida owns a 90% equity interest and Shenyang Hanwen Classic Books Publishing Co. Ltd., an entity unrelated to us, owns a 10% equity interest in Shenyang K-12.

(2)	Colleges

•	SIWA Future Holding owns and operates Beijing Century College; and

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Ambow Shida owns 70% equity interest and Shanghai Yunhai Industrial Joint Stock Company Limited and Shanghai Yundu Corporate Development Co. Ltd., entities not related to us, own 30% equity interest in Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd., or Taishidian Holding, which wholly owns one subsidiary, Kunshan Suda Facility Management Co., Ltd., Taishidian Holding also owns and operates one college, Applied Technology College.

2. Tutoring Centers

(1)	Ambow Sihua owns the 100% equity interest in Tianjin Ambow Huaying Education Technology Co., Ltd., which owns the 100% equity interest in Tianjin Tutoring and Tianjin Ambow Huaying School which together operate an aggregate of 12 tutoring centers;

(2)	Ambow Sihua owns a 10% equity interest in Xi’an Tutoring, which operates two tutoring centers (Ambow Sihua will receive the remaining 90% equity interest in 2032 in exchange for no additional consideration);

(3)	Ambow Sihua owns the 100% equity interest in Beijing YZ Tutoring, which operates seven tutoring centers;

(4)	Ambow Sihua owns the 100% equity interest in Shuyang Tutoring, which operates one tutoring center;

(5)	Ambow Sihua owns the 100% equity interest in Jilin Clever Technology Consulting Co., Ltd., which owns the 100% equity interest in Jilin Tutoring, which in turn operates 13 tutoring centers;

(6)	Ambow Sihua owns the 100% equity interest in Zhenjiang Ambow Education Training Centre, which operates one tutoring center;

(7)	Ambow Sihua owns the 100% equity interest in Zhengzhou Tutoring, which operates one tutoring center;

(8)	Ambow Sihua owns the 100% equity interest in Changsha Tutoring, which operates three tutoring centers;

(9)	Ambow Sihua owns the 100% equity interest in Guangzhou HP Tutoring, which operates four tutoring centers;

(10)	Ambow Sihua owns the 100% equity interest in Beijing Century Tutoring, which operates seven tutoring centers;

(11)	Ambow Sihua owns the 100% equity interest in Guangzhou DP Tutoring, which operates 16 tutoring centers;

(12)	Ambow Sihua owns the 100% equity interest in Beijing JY Tutoring, which operates 28 tutoring centers; and

(13)	SIWA Future Holding operates one tutoring center.

In addition, Ambow Sihua owns the 100% equity interest in a tutoring software company which is comprised of two entities, Shandong North Resource and Jinan Prosperous Resource Technology Co., Ltd.

3. Career Enhancement Centers

(1)	Ambow Shanghai owns the 100% equity interest in Dalian Career Enhancement, which operates one career enhancement service center;

(2)	Ambow Shanghai owns the 100% equity interest in Shanghai Hero Further Education Institute and Shanghai Career Enhancement, which together operate an aggregate of seven career enhancement service centers;

(3)	Ambow Shanghai owns the 100% equity interest in Changsha Career Enhancement, which operates three career enhancement service centers;

(4)	Ambow Shanghai owns the 100% equity interest in Beijing IT Career Enhancement, which operates one career enhancement service center;

(5)	Ambow Shanghai owns the 100% equity interest in Kunshan Ambow Education Technology Co., Ltd., or Ambow Kunshan, which operates one career enhancement service center;

(6)	Ambow Kunshan owns the 100% equity interest in Dalian High Tech Zone Ambow Hope Training School, which operates one career enhancement service center;

(7)	Ambow Kunshan owns the 100% equity interest in Beijing Away Career Enhancement, which operates one career enhancement service center; and

(8)	Ambow Kunshan owns the 100% equity interest in Tianjin Holding, which operates one career enhancement service center.

In addition, Ambow Kunshan owns the 100% equity interest in Suzhou Career Enhancement, a career enhancement software company.

Our corporate structure and contractual arrangements

The following diagram illustrates our corporate structure with respect to each of our significant subsidiaries and VIEs and the place of incorporation of each named entity as of June 30, 2010.

Notes:

1.	We excluded certain entities from this diagram that do not conduct any significant business or own or control other entities that conduct significant business. These entities include: 22 British Virgin Islands companies wholly owned by Ambow, Ambow Education Management Ltd., a Cayman Islands company wholly owned by Ambow, Ambow Education Group Limited, a Hong Kong company wholly owned by Ambow, 5 Hong Kong companies (Ambow College Management Limited, Ambow Training Management Limited, Ambow School Management Limited, Ambow School Consultation Management Limited and Ambow College Consultation Management Limited) wholly owned by Ambow Education Management (Hong Kong) Ltd., Beijing Ambow Chuangying Education Technology Co., Ltd., a PRC company wholly owned by Ambow Education Management (Hong Kong) Ltd., and Beijing Ambow Shengying Education and Technology Co., Ltd., a PRC company wholly owned by Ambow Training Management Limited.

2.	Ambow Dalian Education Technology Co., Ltd, or Ambow Dalian, a PRC company wholly owned by Ambow Education (Hong Kong) Limited, has not conducted any significant business or owned or controlled other entities that conduct significant business as of the date of this prospectus but is expected to start operating a career enhancement center in Dalian, China, in the second half of 2010.

3.	Shareholders of Ambow Shida are Xuejun Xie, one of our officers and directors, and Jianguo Xue, one of our officers, who own 90% and 10% of Ambow Shida, respectively.

4.	Shareholders of Ambow Sihua are Xuejun Xie and Xiaogang Feng, one of our employees, who own 57.4% and 42.6% of Ambow Sihua, respectively.

5.	Individual shareholders of Ambow Shanghai are Xuejun Xie and Xiaogang Feng, who own 64% and 16% of Ambow Shanghai, respectively. Wenjian Gongying owns the remaining 20% of Ambow Shanghai.

6.	Shareholders of Suzhou Wenjian are Yisi Gu, one of our officers, Xuejun Xie, and Xiaogang Feng, who own 30%, 30% and 40% of Suzhou Wenjian, respectively.

Due to PRC regulatory restrictions on foreign investments in education for students in grades one to twelve and in Internet content businesses, since 2005, we have conducted our business in China primarily through contractual arrangements among Ambow Online, one of our wholly-owned subsidiaries in China, and the following domestic PRC companies, which are owned by certain PRC persons and entities as described earlier:

•	Ambow Shida, which holds our schools, including elementary schools, junior high schools, high schools and colleges;

•	Ambow Sihua, which holds our tutoring centers and two tutoring software companies; and

•	Ambow Shanghai, which holds our career enhancement centers and a career enhancement software company.

Ambow Online and the acquired schools and learning centers are the principal operating entities for our business operations within China. Their functional currency is RMB. Ambow Education Holding Ltd., our investment holding company, is the principal operating entity for operations relating to non-Chinese partners, including Cisco Systems, Skillsoft and McGraw-Hill. Its functional currency is US$.

Ambow Online has entered into a series of contractual arrangements with each of the above domestic PRC companies that enable us to:

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Exercise effective control over our VIEs and their respective subsidiaries by having such VIEs’ shareholders pledge their respective equity interests in these VIEs to Ambow Online and entrust all the rights to exercise their voting power over these VIEs to Ambow Online. There is no limitation on Ambow Online’s rights to exercise the voting power over the VIEs or to obtain and dispose of the pledged equity interests in the VIEs holding the tutoring centers and career enhancement centers by exercise of its call option or share pledge. Ambow Online’s rights to obtain and dispose of the pledged equity interests in the VIEs holding the K-12 schools and colleges by exercise of its call option or share pledge are subject to Ambow Online’s designating other PRC persons or entities to acquire the pledged equity interests in order not to violate PRC laws that prohibit or restrict foreign ownership in K-12 schools and colleges;

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Receive economic benefits from the pre-tax profits of our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries. Such economic benefits, being net revenues of RMB58.1 million, RMB187.3 million (US$27.4 million) and RMB24.9 million (US$3.7 million) for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, respectively (which have been eliminated upon consolidation) were earned by Ambow Online in consideration of the products sold and services provided to our VIEs’ subsidiaries; and

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Have an exclusive option to purchase all or part of the equity interests in our VIEs and all or part of the equity interest in its subsidiaries, as well as all or part of the assets of our VIEs, in each case when and to the extent permitted by applicable PRC law.

Accordingly, we treat these domestic PRC companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. These domestic PRC companies and their subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our K-12 schools, tutoring centers, colleges and career enhancement centers.

In addition to the operational entities described above, we have also formed an RMB fund, Wenjian Gongying, which is owned by us, our Hong Kong subsidiary, Ambow Education (Hong Kong) Ltd., and Suzhou Wenjian, a domestic PRC entity controlled by Ambow Online through contractual arrangements. We may use Wenjian Gongying in the future to provide funding to Ambow Sihua, Ambow Shanghai and other permitted affiliated entities in China, in which event our RMB fund would become a shareholder in such entities. The business purpose of Wenjian Gongying is to make equity investments, consult on venture investments and provide management consulting for companies it invests in. Wenjian Gongying facilitates our ability to convert US$ into RMB to make investments in the PRC. This allows us to make investments in other PRC companies and schools that do not include compulsory education. Such investment by Wenjian Gongying will be subject to the PRC industrial policies on foreign investment, which policies classify industries as “encouraged,” “permitted,” “restricted” and “prohibited” for foreign investment purposes. Wenjian Gongying, as a foreign-invested entity, is allowed by such policies to invest in colleges that are in an encouraged industry, tutoring centers and career enhancement centers that are in permitted industries and high schools that are in a restricted industry. While Wenjian Gongying’s investment in restricted industries, such as high schools, requires approval by the MOFCOM or its local counterparts, its investment in permitted industries or encouraged industries only needs to be filed with such agencies, provided that where an acquisition target is a school or a college, the approval of the MOE or its local counterparts shall also be obtained.

The foreign exchange Wenjian Gongying uses as consideration for an equity acquisition or capital contribution is allowed to be converted into RMB by the seller in an acquisition transaction or the entity receiving a capital contribution, as applicable, according to a SAFE notice issued on November 14, 2008. Since Wenjian Gongying is wholly-owned by us and our affiliates, we do not need to pay Wenjian Gongying any fees for any investment we may make through it. Our domestic entities may use our RMB operating profit to acquire PRC private schools that conduct compulsory education because they are not subject to investment restrictions applicable to foreign investment and, therefore, no MOFCOM or SAFE approval will be involved. We expect that the time to obtain the necessary regulatory approvals to make acquisitions through Wenjian Gongying will be less than three months and we expect the costs involved in obtaining such approvals will be minimal. Since we control Wenjian Gongying and our domestic entities through equity investments and VIE structure, respectively, our control will extend to those entities whose controlling ownership interest is purchased through Wenjian Gongying or our domestic entities.

Agreements that provide effective control over our VIEs and their respective subsidiaries

Agreements that provide effective control over Ambow Shida and its subsidiaries

We have entered into a series of agreements with Ambow Shida and its shareholders. These agreements provide us substantial ability to control Ambow Shida and its shareholders, and we have obtained an option to purchase all of the equity interests of Ambow Shida. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated January 31, 2005, among Ambow Online, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, each of Xuejun Xie and Jianguo Xue pledged all of her or his equity interest in Ambow Shida to Ambow Online to secure the performance of

Ambow Shida under an exclusive cooperation agreement, dated January 31, 2005, between Ambow Online and Ambow Shida as described below. Each of Xuejun Xie and Jianguo Xue also agreed not to transfer, dispose of or otherwise directly or indirectly create any encumbrance over her or his equity interest in Ambow Shida, or take any actions that may reduce the value of her or his equity interest in Ambow Shida without the prior written consent of Ambow Online.

Call Option Agreement.    Pursuant to the call option agreement, dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, as amended by the termination agreement dated April 26, 2007 and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue, AECL or its designee has an option to purchase from each of Xuejun Xie and Jianguo Xue, to the extent permitted under PRC laws, all or part of his or her equity interest in Ambow Shida in one or more installments at an aggregate purchase price of RMB3.0 million unless the applicable laws state otherwise. AECL or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future. Should we decide to exercise such option, we or our designee would effect such purchase through the cancellation of loans owed to us by Xuejun Xie and/or Jianguo Xue unless the then applicable laws require the purchase price to be determined by a valuation or otherwise provided, in which case the transfer price shall be the minimum amount provided by applicable law and we will effect such purchase through, to the extent necessary, a combination of cash and cancellation of loans owed to us by each of Xuejun Xie and Jianguo Xue.

Powers of Attorney.    Pursuant to the powers of attorney, each dated April 26, 2007, each of Xuejun Xie and Jianguo Xue irrevocably entrusted all the rights to exercise her or his voting power of Ambow Shida to Ambow Online for an indefinite period of time.

Loan Agreements.    Pursuant to the loan agreements, each dated January 31, 2005, among AECL, Xuejun Xie and Jianguo Xue, each a shareholder of Ambow Shida, respectively, amended by amendment agreements, dated April 26, 2007, among Ambow Online, AECL and Xuejun Xie and Jianguo Xue, respectively, and further amended by the supplementary agreement dated January 4, 2009 entered into by and among AECL, Ambow Online, Xuejun Xie and Jianguo Xue or renewed by a loan agreement between Ambow Online and Jianguo Xue dated February 1, 2008, as applicable, Ambow Online loaned RMB2.7 million and RMB0.3 million to Xuejun Xie and Jianguo Xue, respectively, to fund the registered capital requirements of Ambow Shida. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shida held by Xuejun Xie and Jianguo Xue, as applicable, to Ambow Online or its designee.

Agreements that provide effective control over Ambow Shanghai and its subsidiaries

We have entered into a series of agreements with Ambow Shanghai and its shareholders. These agreements provide us substantial ability to control Ambow Shanghai and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Shanghai. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Shanghai to Ambow Online to secure the performance of Ambow Shanghai or its subsidiaries’ obligations under a technology service agreement between Ambow Online and Ambow Shanghai dated October 31, 2009 as described below. Each of Xuejun Xie and Xiaogang Feng also agreed not to transfer, dispose of or otherwise create any encumbrance over her or his equity interest in Ambow Shanghai, or distribute dividends of Ambow Shanghai without the prior written consent of Ambow Online.

Call Option Agreement.    Pursuant to the call option agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, each a shareholder of Ambow Shanghai, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Shanghai. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Shanghai and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Powers of Attorney.    Pursuant to the powers of attorney, each dated October 31, 2009, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in Ambow Shanghai and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Shanghai during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement, dated October 31, 2009, and amended by a supplementary agreement dated January 4, 2010, among Ambow Online, Xuejun Xie and Xiaogang Feng, Ambow Online loaned RMB0.8 million to Xuejun Xie and RMB0.2 million to Xiaogang Feng to fund the registered capital requirements of Ambow Shanghai. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Shanghai held by each of Xuejun Xie and Xiaogang Feng, as applicable, to Ambow Online or its designee.

Agreements that provide effective control over Ambow Sihua and its subsidiaries

We have entered into a series of agreements with Ambow Sihua and its shareholders. These agreements provide us substantial ability to control Ambow Sihua and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Ambow Sihua. These agreements include:

Share Pledge Agreements.    Pursuant to the share pledge agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the share pledge agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng pledged all of her or his equity interest in Ambow Sihua to Ambow Online to secure the performance of Ambow Sihua or its subsidiaries under a technology service agreement between Ambow Online and Ambow Sihua dated October 31, 2009 as described below. Each of Xuejun Xie and Xiaogang Feng also agreed not to transfer, dispose of or otherwise create any encumbrance over her or his equity interest in Ambow Sihua, or distribute dividends of Ambow Sihua without the prior written consent of Ambow Online.

Call Option Agreements.    Pursuant to the call option agreement, dated October 31, 2009 and further amended by a supplementary agreement dated March 4, 2010, between Ambow Online and Xuejun Xie, a shareholder of Ambow Sihua, and the call option agreement, dated March 4, 2010, between Ambow Online and Xiaogang Feng, a shareholder of Ambow Sihua, each of Xuejun Xie and Xiaogang Feng irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of her or his equity interest in Ambow Sihua. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Ambow Sihua and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Power of Attorney.    Pursuant to the powers of attorney, dated October 31, 2009 and March 4, 2010, respectively, each of Xuejun Xie and Xiaogang Feng irrevocably entrusted all the rights to exercise her or his voting power to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, her or his equity interest in Ambow Sihua and nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of Ambow Sihua during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement between Ambow Online and Xiaogang Feng, dated March 4, 2010, Ambow Online loaned RMB40.0 million to Xiaogang Feng to fund the registered capital requirements of Ambow Sihua. To the extent permitted by PRC laws, such loan shall be deemed to have been repaid upon the transfer of the equity interest in Ambow Sihua held by Xiaogang Feng to Ambow Online or its designee.

Agreements that provide effective control over Suzhou Wenjian

We have entered into a series of agreements with Suzhou Wenjian and its shareholders. These agreements provide us with the ability to control Suzhou Wenjian and grant us the exclusive option to purchase all of the equity interests of Suzhou Wenjian. These agreements include:

Share Pledge Agreement.    Pursuant to the share pledge agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu pledged all of his or her equity interest in Suzhou Wenjian to Ambow Online to secure the performance of Suzhou Wenjian under a technology service agreement between Ambow Online and Suzhou Wenjian dated February 25, 2009. Each shareholder of Suzhou Wenjian also agreed that, without the prior written consent of Ambow Online, such shareholder shall not transfer, dispose of or otherwise create any encumbrance over his or her equity interest in Suzhou Wenjian. The share pledge will expire three years after all obligations related to the technology service agreement are fully performed.

Call Option Agreement.    Pursuant to the call option agreement, dated February 25, 2009, among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu, each a shareholder of Suzhou Wenjian, each of Xuejun Xie, Xiaogang Feng and Yisi Gu irrevocably granted Ambow Online or its designee an exclusive option to purchase, to the extent permitted under PRC laws, all or part of his or her equity interest in Suzhou Wenjian. The exercise price of such option shall be all or part, as applicable, of the initial amount of the registered capital contributed by such shareholder to acquire such equity interest in Suzhou Wenjian and may be paid by the cancellation of indebtedness owed by such shareholder to Ambow Online, or the minimum amount of consideration permitted by applicable PRC law at the time when such transfer occurs, in which case we will pay the exercise price through, to the extent necessary, a combination of cash and cancellation of indebtedness owed by such shareholder to Ambow Online. Ambow Online or its designee shall have sole discretion to decide when to exercise the option, whether in part or in full. Currently, we do not expect to exercise such option in the foreseeable future.

Powers of Attorney.    Under powers of attorney, each dated February 25, 2009, each of Xuejun Xie, Xiaogang Feng and Yisi Gu granted to Ambow Online the power to exercise all of his or her voting rights of Suzhou Wenjian during the term of the share pledge.

Loan Agreement.    Pursuant to the loan agreement among Ambow Online, Xuejun Xie, Xiaogang Feng and Yisi Gu dated February 25, 2009, Ambow Online loaned RMB0.4 million to Xiaogang Feng, RMB0.3 million to Xuejun Xie and RMB0.3 million to Yisi Gu to fund the registered capital requirements of a domestic PRC company. Ambow later formed Suzhou Wenjian to serve as this domestic PRC company. To the extent permitted by PRC laws, each loan shall be deemed to have been repaid upon the transfer of the equity interest held by each of Xuejun Xie, Xiaogang Feng and Yisi Gu in Suzhou Wenjian to Ambow Online.

Agreements that transfer economic benefits to us

Agreements that transfer economic benefits to us from Ambow Shida and its subsidiaries

Exclusive Cooperation Agreement.    Pursuant to the exclusive cooperation agreement, dated January 31, 2005 and revised on May 13, 2010, by and between Ambow Online and Ambow Shida, Ambow Online has the exclusive right to provide to Ambow Shida technical support and marketing consulting services relating to online education for primary and middle school and other related services in exchange for certain service fees, which are equal to Ambow Shida’s pre-tax profit. The initial term of this agreement is twenty years and the term can be renewed upon expiration. The agreement can be terminated by mutual agreement, by written notice from the non-breaching party upon a breaching party’s failure to cure its breach, or by either party’s written notice upon non-performance of the agreement for 30 days as a result of any force majeure. We have not received any payment of service fees contemplated by this agreement.

Ambow Online has the unilateral right to adjust the level of service fee to be charged to Ambow Shida under this exclusive cooperation agreement at any time. At the time this agreement was originally entered into on January 31, 2005, we set the service fee that could be charged at 65% of Ambow Shida’s profits in order to retain sufficient cash in Ambow Shida to fund its operating needs and manage liquidity. We subsequently determined that in the short to medium term we would not charge the service fee available to us in the agreement but on May 13, 2010 we updated the agreement to increase the service fee percentage that could be charged by Ambow Online to Ambow Shida to 100% of profits so as to provide us with more flexibility in the future.

We have not yet received any payment of service fees contemplated by this agreement but retain the flexibility to charge these service fees in the future. In addition to extracting the profits of Ambow Shida through the exclusive cooperation agreement, we also can extract profits from

Ambow Shida through dividends to Ambow Online received indirectly through the shareholders of Ambow Shida or through donations directly from Ambow Shida to Ambow Online. The dividends and/or donations can be enacted through the agreements that provide us with effective control over Ambow Shida and its subsidiaries as set out in “Our corporate structure and contractual arrangements – Agreements that provide effective control over our VIEs and their respective subsidiaries”. These two alternative mechanisms are not currently subject to any legal restrictions or limitations.

As of the date of this prospectus, no distributions have been made to the shareholders of Ambow Shida and so no subsequent distribution has been made to us or Ambow Online. As described above, at our discretion we have decided to retain all of Ambow Shida’s profits to date within Ambow Shida for the purpose of managing its liquidity.

Agreements that transfer economic benefits to us from Ambow Shanghai and its subsidiaries

Technology Service Agreement.    Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Shanghai, Ambow Online has the exclusive right to provide to Ambow Shanghai (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Shanghai’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Shanghai’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

Agreements that transfer economic benefits to us from Ambow Sihua and its subsidiaries

Technology Service Agreement.    Pursuant to the technology service agreement, dated October 31, 2009, by and between Ambow Online and Ambow Sihua, Ambow Online has the exclusive right to provide to Ambow Sihua (i) education or training solutions; (ii) employee training and technical support; and (iii) management and consulting services related to Ambow Sihua’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Ambow Sihua’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

Agreements that transfer economic benefits to us from Suzhou Wenjian

Technology Service Agreement.    Pursuant to the technology service agreement, dated February 25, 2009, by and between Ambow Online and Suzhou Wenjian, Ambow Online has the exclusive right to provide to Suzhou Wenjian (i) educational and training solutions and related hardware and software development services, (ii) employee training and technical support, and (iii) management and consulting services related to Suzhou Wenjian’s operations, in exchange for certain service fees to be agreed to by the parties from time to time. The term of this agreement is indefinite and the agreement may be terminated by Ambow Online upon either 15 days’ notice or Suzhou Wenjian’s failure to cure its breach of the agreement or by mutual written agreement at any time. We have not received any payment of service fees contemplated by this agreement.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, the Ministry of Commerce, or MOFCOM, the State Administration of Foreign Exchange, or SAFE, and their respective authorized local counterparts. This section summarizes the principal PRC regulations relating to our business.

Regulations on private education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004) and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and, in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of education organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. However, according to the Law for Promoting Private Education, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under this law and these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Private School Operation License by local or provincial-level counterparts of the MOE for operating a private school, and shall be registered with the local or provincial-level counterparts of the MCA as a privately run non-enterprise institution and be issued a Private Non-enterprise Organization Registration Certificate. The durations of our Private School Operation Licenses vary from two years to 30 years and the durations of our Private Non-enterprise Organization Registration Certificates vary from one year to five years, depending on the location of our private schools.

Under the law and regulations discussed above, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the items and criteria of fees charged by a private school on those students receiving degree education need to be approved by the governmental pricing authority and is required to be publicly disclosed.

Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. While private education is treated as a public welfare undertaking under the regulations, in the case of private schools choosing to require “reasonable returns”, investors of these schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the factors discussed above is required to be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the schools or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be not less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the relevant PRC authorities. However, ever since then, no such regulations in respect of tax preferential policy for private schools established by investors requiring reasonable returns have been promulgated.

As of March 31, 2010, we had across our four operating segments a total of 26 private schools that are registered as private schools as opposed to companies, two of which, namely 21st Century School and Beijing Century College, are registered as schools not requiring reasonable returns, while the other schools are registered as schools requiring reasonable returns.

Regulation of independent colleges

The principal regulations governing independent colleges in China consist of the Several Opinions on Standardizing and Strengthening the Regulation of the Pilot Operation of Independent Colleges by Universities Through Adopting New Mechanism and Model promulgated by MOE on April 23, 2003 and the Rules Relating to the Establishment and Regulation of Independent Colleges promulgated by MOE and effective as of April 1, 2008. Under these regulations, “independent colleges” are defined as colleges jointly established by universities engaging in degree-granting educational activities above undergraduate stage and social organizations or individuals using non-government funds to engage in degree-granting educational activities at undergraduate stage. Independent colleges fall within the private higher education sector and are deemed as a public welfare undertaking in China and, therefore, the education authorities in China generally regulate them in the same manner as the remaining private schools. MOE regulates independent colleges on a general basis including, but not limited to, the establishment of and material changes to independent colleges. MOE’s counterparts at the provincial level directly regulate the independent colleges’ daily operations.

For the due establishment of independent colleges, these regulations impose a series of requirements, including (i) the universities jointly establishing an independent college should be competent in teaching, management and educational conditions and, as a general rule, are eligible for granting doctors’ degrees, (ii) the social organizations jointly establishing an independent college with a university should be an independent legal person with a registered capital no less than RMB50.0 million, total assets no less than RMB300.0 million, net assets no less than RMB120.0 million and a ratio of total liabilities to total assets shall be less than 60%, (iii) the individuals jointly establishing an independent college with a university should own total assets worth no less than RMB300.0 million, among which their currency assets shall be worth no less than RMB120.0 million. The universities should principally make contributions to the independent colleges in the form of intangible assets, and social organizations or individuals should principally make contributions in kind, currency or land use rights. Furthermore, an independent college established after April 1, 2008 shall hold the land use right certificate or construction planning permit of land covering at least 333,334 square meters. Independent colleges established prior to April 1, 2008 are required to meet this land requirement within a grace period of five years, namely prior to March 31, 2013. Independent colleges are also required to recruit students in accordance with, and limited to, annual enrollment quotas prescribed by the government. Each year the MOE releases a list of independent colleges which are qualified to recruit students for degree education. Student recruitment of those independent colleges which do not satisfy MOE requirements and criteria may be restricted or suspended. The items and rate of tuition and fees are required to be determined according to relevant rules and disclosed in the recruitment brochures and advertisements, which are required to be filed with provincial-level education departments before being released.

We have two independent colleges, namely Applied Technology College and Beijing Century College that are subject to the requirements discussed above. Please see “Risk factors—Risks related to our business and industry—Failure by our colleges to comply with regulatory requirements on land use rights and capital commitment may subject our colleges to penalties and adversely affect our business operations.”

Foreign investment in education service industry

According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or

NDRC, and the MOFCOM on October 31, 2007 and became effective on December 1, 2007, foreign investment is encouraged to participate in higher education. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in higher education and senior high school education has to take the form of a Sino-foreign equity or cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-school tutoring services and training services which do not grant diplomas. As of March 31, 2010, we had a total of 119 schools and centers, comprised of five K-12 schools, 96 tutoring centers, two colleges and 16 career enhancement centers. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our K-12 schools, tutoring centers, colleges and career enhancement centers.

Regulations on Chinese-foreign cooperation in operating schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or from the authorities that regulate labor and social welfare in the PRC.

To date, only one school, namely the Beijing 21st Century Experimental School, is conducting a Chinese-foreign cooperation project which has been approved by the Beijing Commission of Education.

Regulations on online and distance education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by MOE in 2000, or the Online Education Regulations, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, “educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected to the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “online education schools” refer to organizations providing academic education services or training services online and issuing various certificates.

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Our online education business is mainly conducted by Ambow Shida, with Ambow Online providing technical support and marketing consulting services relating to online education and, therefore, falls into the “educational websites” category, as a result of which our online education business is not subject to regulatory approval pursuant to these laws and regulations.

Regulation of the software industry

Policies to Encourage the Development of Software

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the competitiveness of the PRC information technology industry in the international market. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

•	Encouraging venture capital investment in the software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas;

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Providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products, before 2010, of the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates;

•	Providing government support, such as government funding in the development of software technology;

•	Providing preferential treatments, such as credit facilities with low interest rates to enterprises that export software products;

•	Taking various strategies to ensure that the software industry has sufficient expertise; and

•	Implementing measures to enhance intellectual property protection in China.

To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure of which in a given year will cause the enterprise to lose the relevant benefits. Ambow Online, our wholly-owned subsidiary, has qualified as a software enterprise and is entitled to enjoy these preferential treatments including tax incentives.

Software products administration

On October 27, 2000, the MIIT issued and enforced the Measures Concerning Software Products Administration to regulate and administer software products and promote the development of the software industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with and recorded by the relevant authorities, and no entity or individual is allowed to sell or distribute any unregistered and unrecorded software products. To produce software products in China, a software producer is required to have:

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The status of an enterprise legal person, and its scope of operations is required to include the computer software business (including technology development of software or production of software products);

•	A fixed production site;

•	Necessary conditions and technologies for producing software products; and

•	Quality control measures and capabilities for the production of software products.

Software developers or producers are allowed to sell their registered and recorded software products independently or through agents, or by way of licensing. Software products developed in China must be registered with the local provincial governmental authorities in charge of information industry and then filed with the taxation authority at the same level and the MIIT. Imported software products, i.e., software developed overseas and sold or distributed into China, must be registered with the MIIT. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

On March 5, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures also eliminated the previous requirements set forth above.

Software copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed is attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality shall enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer habitually resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development. The protection period for software developed by legal persons and other organizations is 50 years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within 50 years from the date of the completion of its development. Civil remedies available under the Software Protection Regulations against infringements of copyright include cessation of the infringement, elimination of the effects, apology and compensation for losses. The copyright administrative authorities will order the infringer of software copyright to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software copyright registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (whether a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant shall be granted a registration certificate by the China Copyright Protection Center. As of March 31, 2010, we have been issued 50 registration certificates for computer software copyrights.

Regulations on Internet information services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications regulatory authorities in order to provide any commercial Internet information services in the PRC. ICP providers are required to display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must also obtain additional approvals from the relevant authorities in charge of those sectors. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications regulatory authorities.

In July 2006, the MIIT posted on its website the “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

Regulations on broadcasting audio-video programs through the Internet or other information network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts; and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There remain significant uncertainties relating to the interpretation and implementation of both the Internet Audio-Video Program Measures and the press release, in particularly with respect to the scope of “Internet Audio-Video Programs.”

Based on the advice of our PRC legal counsel, Commerce and Finance Law Offices, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines, as we were established prior to the promulgation of the Internet Audio-Video Program Measures and have not had any regulatory non-compliance records. We and our PRC legal counsel are closely monitoring the regulatory developments relating to the Internet Audio-Video Program Measures and we will register with the relevant governmental authorities and obtain the necessary license if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on information security

Internet content in China is regulated by the PRC government to protect state security. The NPC has enacted a law that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. We believe we are in compliance with these regulations.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, or the Dissemination Protection Regulations, which became effective on July 1, 2006. The Dissemination Protection Regulations require that every organization or individual who disseminates a third-party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the copyright owner of such products, unless otherwise provided under relevant laws and regulations. The copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally evade, circumvent or otherwise assist others in evading such protective measures unless permissible under law. The Dissemination Protection Regulations also provide that permission from the copyright owners and compensation for the copyright-protected works is not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. We hold copyrights for all of the course materials on our websites.

Regulation of domain names and website names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2009, we have registered 98 domain names relating to our websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center.

PRC law requires entities operating commercial websites to register their website names with the SAIC or its local offices and obtain commercial website name registration certificates. If any entity operates a commercial website without obtaining such a certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2009, we have registered ten website names used in connection with our online education business with Beijing Municipal Bureau of Industry and Commerce and the registration of four other website names is now in progress.

Regulation of privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any personal information it collects via Internet or transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users. We believe we are in compliance with these regulations.

Regulation of copyright and trademark protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright.    The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection which extends copyright protection to Internet activities, products disseminated over the Internet and software products.

In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the National People’s Congress further amended the Copyright Law to regulate the registration of pledge of copyright, which became effective on April 1, 2010.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark.    The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered “Ambow”, “ ”, “ ” “ ” and “ ” and have also applied for additional trademarks and logos, including “ ,” “ ,” “ ,” and “ “ with the Trademark Office of the State Administration for Industry and Commerce in China.

Regulation of foreign exchange

The PRC government imposes restrictions on the convertibility of the RMB and on the collection and use of foreign currency by PRC entities. Under current regulations, the RMB is convertible for current account transactions, which include dividend distributions, and the import and export of goods and services. Conversion of RMB into foreign currency and foreign currency into RMB for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of or registration with SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

Regulation of foreign exchange in certain onshore and offshore transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. According to SAFE Circular 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund-raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

SAFE Circular 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under SAFE Circular 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

As a Cayman Islands company, we are considered a foreign entity in China. If we purchase the assets or equity interests of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

We believe that, except for renewal of the registration under SAFE Circular 75 for some newly established or acquired entities which is still in process, our beneficial owners who are known to us to be PRC residents are currently in compliance with SAFE Circular 75.

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Regulation of overseas listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Commerce and Finance Law Offices, that CSRC’s approval is not applicable to us in the context of this offering because we established our PRC subsidiaries by means of direct investment rather than merger or acquisition of PRC domestic companies. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us.

SAFE regulations on employee share options

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. The purpose of the Share Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee share holding plans and share option plans of overseas listed companies. According to the Share Option Rule, if a PRC domestic individual participates in any employee share holding plan or share option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company is required to, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrently with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or option exercise, any returned principal or profits from sales of shares, any dividends issued on the shares and any other income or expenditures approved by SAFE. The PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank to hold overseas funds used in connection with any share purchase or option exercise. All proceeds obtained by PRC domestic individuals from sales of shares shall be remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the share option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although further clarification is required as to how the Share Option Rule will be interpreted or implemented, we believe that we and our PRC employees who have been granted share options will be subject to the Share Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Share Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation has recently issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Management

Directors and executive officers

The table below sets forth the certain information relating to our directors and executive officers as of July 14, 2010.

Name	Age	Position

Jin Huang(3)	44	President, Chief Executive Officer and Chairman of the Board

Paul Chow	59	Chief Financial Officer

Yisi Gu	53	Senior Vice President and Chief Technology Officer

Senlei Huang	40	Vice President, Sales

Xuejun Xie	43	Vice President, Human Resources and Administration and Director

Jianguo Xue	43	Vice President, Sales

Shasha Chang	52	Director

Mark Robert Harris(1)(2)(3)	40	Director

Lisa Lo(2)	43	Director

Daniel Phillips(1)(3)	46	Director

Tao Sun(1)(2)(3)	35	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the mergers & acquisitions committee

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Paul Chow has served as our Chief Financial Officer since February 2010. From January 2008 to February 2010, Mr. Chow served as our Senior Vice President, Finance. Prior to joining Ambow, Mr. Chow served as Chief Financial Officer of Van Shung Chong Holdings Limited, a Hong Kong listed company that distributes and processes construction and industrial materials, from July 2005 to December 2007. From July 1999 to June 2005, Mr. Chow first served as the Controller of Cisco Systems (China), and then the Asia Pacific Controller for Cisco’s Customer Advocacy Unit. Prior to that, Mr. Chow spent 14 years at Digital Equipment Corporation and Compaq Computer Corporation from September 1985 to June 1999. Mr. Chow is a fellow member of the Chartered Association of Certified Accountants (UK), Chartered Institute of Management Accountants (UK) and Hong Kong Institute of Certified Public Accountants. Mr. Chow holds a bachelor’s degree in Business Administration majoring in Accounting and Finance and an EMBA from Chinese University of Hong Kong.

Yisi Gu has served as our Senior Vice President and Chief Technology Officer since January 2008. Prior to joining Ambow, Ms. Gu served as a Vice President and Chief Information Officer in the Greater China region of Cisco Systems from December 2005 to January 2008. Prior to that, Ms. Gu served as a Chief Information Officer in the Greater China region and Information Technology Director in the Asia Pacific region of GE Healthcare, a business unit of General Electric Company, from December 2000 to December 2005. Ms. Gu holds an MBA from Staffordshire Business School in the United Kingdom.

Senlei Huang has served as our Vice President, Sales in charge of our tutoring services since July 2007. Prior to joining Ambow, Mr. Huang served as an Executive Principal at the online school of the High School of Peking University, or HSPU, and Managing Director of PKUSchool and Lenovo Distance Education Company from December 2000 to July 2007. Mr. Huang holds a bachelor’s degree majoring in public management and administration from Peking University and an EMBA from Tsinghua University.

Xuejun Xie has served as our Vice President, Human Resources and Administration and as a member of our board of directors since our inception in August 2000. Prior to joining Ambow, Ms. Xie taught biology at Sichuan Normal University from July 1988 to October 1999. Ms. Xie holds a bachelor’s degree in biology from East China Normal University.

Jianguo Xue has served as our Vice President, Sales in charge of degree schools since December 2003. Prior to joining Ambow, Mr. Xue served as a Managing Director of Clever Software Group and Executive President of Heilongjiang Clever Networks Co., Ltd., a software company listed in China, from July 1993 to November 2003. Mr. Xue holds a bachelor’s degree in English Language and Literature from Beijing Foreign Studies University and a master’s certificate in English linguistics from Beijing Normal University.

Shasha Chang has served as a member of our board of directors since July 2010. Ms. Chang joined Wolters Kluwer, a global information services and publishing company, in June 2009 and is currently the Chief Executive Officer of Wolters Kluwer China. Prior to joining Wolters Kluwer, from September 2004 to June 2009, Ms. Chang worked with McGraw-Hill companies in several management functions, including Vice President, General Manager of McGraw-Hill China, and Country Manager of Standard & Poor’s China operations. Ms. Chang holds a bachelor’s degree from Guangdong Foreign Languages University and a master of arts degree from New York State University.

Mark Robert Harris has served as a member of our board of directors since September 2008. Since September 2006, Mr. Harris has served as a Senior Managing Director of Avenue Asia Singapore Pte Ltd., a wealth management advisor. From April 2004 to September 2006, Mr. Harris served as Corporate Financial Controller of Hutchison Telecommunications International Limited, a provider of telecommunications services. Mr. Harris is a certified public accountant in the United States. Mr. Harris holds a bachelor’s degree in business administration from California Polytechnic State University and an MBA from the University of Chicago, Booth School of Management.

Lisa Lo has served as a member of our board of directors or the board of directors of Ambow Education Co., Ltd. since December 2005. Ms. Lo joined the CID Group, an Asian-based private equity firm in early 2004 and is currently a partner of the CID Group and Managing Director of CID Venture Management & Consulting (Beijing), Ltd. Ms. Lo holds a bachelor’s degree in electrical engineering from National Taiwan University and an MBA from National Cheng-Chi University.

Daniel Phillips has served as a member of our board of directors since July 2007. Mr. Phillips joined Macquarie Bank, a provider of banking, financial, advisory and investment services, in 1989 and is currently an Executive Director of Macquarie Group Limited. Mr. Phillips qualifies as an Associate Chartered Accountant in Australia. Mr. Phillips holds a bachelor’s degree in business from Kuring-gai College of Advanced Education (Sydney).

Tao Sun has served as a member of our board of directors since September 2008. Since April 2008, Mr. Sun has served as a Director of Actis LLP, a private equity investor. From August 2006 to March 2008, Mr. Sun served as a Vice President of the Principal Credit Group at Merrill Lynch, an investment bank. From September 2005 to August 2006, he was an associate at McKinsey & Company, a consulting firm. Mr. Sun holds a bachelor’s degree in business and a master’s degree in statistics from Peking University and an MBA from INSEAD.

The business address of each of our executive officers and directors is Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company. See “—Employment agreements” below for a description of the service agreement between us and our Chief Executive Officer and for a description of the confidential information and invention assignment agreements we have entered into with each of our executive officers.

Terms of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of directors

Our board of directors currently consists of six directors plus one vacancy, which may be filled by our board of directors.

We believe that each of the non-executive members of our board of directors is an “independent director” as that term is used in the NYSE corporate governance rules.

Effective upon the completion of the offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering memorandum and articles of association will provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes of directors in Class I, Class II and Class III, respectively, with no more than one class eligible for re-election at any annual shareholders meeting. The two Class I directors will initially be elected for a term expiring on the date of our 2011 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class II directors will initially be elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors will initially be elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of share capital—Differences in corporate law—Anti takeover provisions in our memorandum and articles of association” for more information.

The following table sets forth the names and classes of our directors who will take office following the completion of the offering:

Class I	Class II	Class III

Shasha Chang
Mark Robert Harris	Lisa Lo	Jin Huang
Tao Sun	Daniel Phillips	Xuejun Xie

A director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of our shareholders. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the remaining directors in office. A director so elected or appointed shall hold office until the next succeeding annual shareholder meeting and may be nominated for reelection at that time.

A director may vote on a proposal, arrangement or contract in which the director is interested, provided that such director has disclosed his interest in such matter to the board of directors at a meeting of the board of directors.

In addition, our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of the company or of any third party.

Duties of directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the company if a duty owed by our directors is breached. See “Description of share capital—Differences in corporate law—Directors’ fiduciary duties” for more information on the duties of our directors.

Committees of our board of directors

We have established three committees of the board of directors – the audit committee, the compensation committee and the mergers and acquisitions committee. We have adopted a charter for each of these committees. We have not formed a separate nominating or corporate governance committee of the board. Our full board of directors will perform the functions performed by such committees. Each committee’s members and functions are briefly described below.

Audit committee

Our audit committee consists of Daniel Phillips, Mark Robert Harris and Tao Sun, each of whom meets the independence standards of the NYSE and the SEC. Daniel Phillips is the Chairperson of our audit committee. The responsibilities of our audit committee include, among other things:

•	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•

Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non audit services proposed to be provided to us by our independent auditors;

•	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•

Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, (4) treatments preferred by our independent auditors, and (5) other material written communications between our independent auditors and management;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•

Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	Reporting regularly to the full board of directors.

Compensation committee

Our compensation committee consists of Lisa Lo, Mark Robert Harris and Tao Sun, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Lisa Lo is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our compensation committee include, among other things:

•	Reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	Reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•

Reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Mergers and acquisitions committee

Our mergers and acquisitions committee consists of Jin Huang, Mark Robert Harris, Daniel Phillips and Tao Sun. The responsibilities of our mergers and acquisitions committee include, among other things:

• Discussing with our management our acquisition strategy;

•	Reviewing and discussing with our management potential acquisition targets; and

•	Reviewing and recommending to our board of directors specific acquisitions.

Director and executive compensation

During 2009, the aggregate cash compensation that we paid to our executive officers as a group was RMB7.0 million (US$1.0 million), which includes bonuses and salaries that were earned in 2008 and paid in 2009. We did not pay any cash compensation to non-employee directors in 2009. Maples and Calder, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

Prior to March 31, 2010, options to purchase an aggregate of 7,939,475 Class B ordinary shares had been granted under our 2005 Stock Plan to our executive officers. The exercise prices of such options range from US$0.00033 to US$4.63 per ordinary share and have expiration dates ranging from February 3, 2015 to February 24, 2020. For share-based compensation of directors and executive officers, see “—Equity-based compensation plans.”

Employment agreements

Service agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntary resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

•

A lump sum payment consisting of: (i) an amount equal to one time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

•

The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

•	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control,” as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the Labor Contract Law of the PRC and the applicable PRC regulations. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law.

Confidential information and invention assignment agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12 month period immediately following such executive officer’s termination of employment.

Equity-based compensation plans

2005 Stock Plan

Our 2005 Stock Plan was initially adopted by the board of directors and shareholders of Ambow Education Co., Ltd. in February 2005. In connection with our restructuring and the formation of Ambow Education Holding Ltd., we assumed and adopted the 2005 Stock Plan, and all options outstanding thereunder, on July 18, 2007.

Our 2005 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, or Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, and shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under the 2005 Stock Plan following this offering. Instead, we will grant awards under our 2010 Equity Incentive Plan. However, the 2005 Stock Plan will continue to govern the terms and conditions of any outstanding awards previously granted thereunder.

Share reserve.    As of March 31, 2010, we have reserved a total of 20,282,353 of our Class B ordinary shares for issuance pursuant to the 2005 Stock Plan. As of such date, options to purchase 18,548,185 Class B ordinary shares were outstanding, no options have been exercised, and 1,734,168 ordinary shares were available for future grant under the 2005 Stock Plan.

Administration.    Our board of directors or a committee appointed by our board administers our 2005 Stock Plan. Under our 2005 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Options.    The administrator may grant ISOs or NSOs under our 2005 Stock Plan. With respect to ISOs, the exercise price must be at least equal to the fair market value of our ordinary shares on the date of grant. With respect to all NSOs, the exercise price must be equal to at least 85% of the fair market value of our ordinary shares on the date of grant. The term of any option may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all options, subject to the above limitations.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least 12 months. If termination is for cause, the option will terminate on the termination date or such later date as our board of directors may determine. In all other cases, the option will remain exercisable for at least 90 days. However, in no event may an option be exercised later than the expiration of its term.

Transferability.    Our 2005 Stock Plan does not allow for the transfer of awards other than by beneficiary designation, will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments.    In the event of a subdivision of the outstanding shares, declaration of a share dividend, combination or consolidation of the outstanding shares into a lesser number of shares, recapitalization, spin-off, reclassification or similar occurrence, the administrator shall make appropriate adjustments in the number of shares available for issuance under the 2005 Stock Plan, the number of shares covered by each outstanding option and/or the exercise price of each outstanding option.

Merger and consolidation.    In the event of our merger or consolidation, each outstanding option shall be subject to the agreement of merger or consolidation, which may provide for the continuation, assumption or substitution of outstanding options. Such agreement may also provide for the cancellation of each outstanding option for a payment to the optionee of an amount in cash or cash equivalents equal to the fair market value of each option less its aggregate exercise price. Unless provided otherwise in the applicable award agreement, if the repurchase right for each outstanding award is not assigned to the entity or its parent or subsidiary that employs the participant immediately after the change in control, as defined in the 2005 Stock Plan, the award shall fully vest upon such change in control.

The following table summarizes, as of March 31, 2010, the share options granted under our 2005 Stock Plan to our executive officers.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration

Dr. Jin Huang	2,957,000	US$	4.63	02/25/10	02/24/20
Paul Chow	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20
Yisi Gu	*	US$	1.95	04/08/08	04/07/18
	*	US$	4.63	02/25/10	02/24/20
Senlei Huang	*	US$	1.95	04/08/08	04/07/18
	*	US$	3.73	02/10/09	02/09/19
	*	US$	4.63	02/25/10	02/24/20
Xuejun Xie	*	US$	0.00033	02/04/05	02/03/15
	*	US$	0.11667	08/04/06	08/03/16
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20
Jianguo Xue	*	US$	0.00033	02/04/05	02/03/15
	*	US$	1.95	08/26/08	08/25/18
	*	US$	4.63	02/25/10	02/24/20

*	Less than 1% of the outstanding ordinary shares

Our non-employee directors have not received share options.

2010 Equity Incentive Plan

Concurrently with this offering, we intend to establish the 2010 Equity Incentive Plan. Our board of directors adopted our 2010 Equity Incentive Plan in March 2010 and our shareholders approved such plan in June 2010.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants.

Share reserve.    The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 19,000,000 Class A ordinary shares plus (i) any shares that, as of the completion of this offering, have been reserved but not issued pursuant to awards granted under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 10,000,000 Class A ordinary shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	25,000,000 Class A ordinary shares; or

•	Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan.

Administration.    Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options.    The administrator may grant ISOs or NSOs under our 2010 Equity Incentive Plan. The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights.    Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares.    Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units.    Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares.    Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability.    Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions.    Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination.    Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

Principal and selling shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares at March 31, 2010 by:

•	Each of our directors and executive officers;
•	Each person known by us to own more than 5% of our ordinary shares; and
•	Each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the following table have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

The percentage ownership of each listed person before this offering is based upon 126,976,783 Class B ordinary shares outstanding at March 31, 2010, assuming the conversion of all outstanding preferred shares into Class B ordinary shares. The percentage ownership of each listed person after the offering is based upon                      ordinary shares outstanding immediately after the closing of this offering, including the ordinary shares identified in the immediately preceding sentence plus the ordinary shares to be sold by us in this offering. Of the 126,976,783 Class B ordinary shares (on an as-converted basis) held as of March 31, 2010, 4.5% were held by two record holders in the United States.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to an additional                      ADSs from Ambow at the initial public offering price less the underwriting discounts and commissions.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ambow Education Holding Ltd., 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, China.

	Shares beneficially owned before offering		Shares to be sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after offering (assuming no exercise of the over-allotment option)		Percentage of votes held after offering (assuming no exercise of the over-allotment option)
Name	Number	%	Number	%	Number	%	%

Directors and Executive Officers
Jin Huang(1)	14,522,940	11.4
Paul Chow	*	*
Yisi Gu	*	*
Senlei Huang	*	*
Xuejun Xie	*	*
Jianguo Xue	*	*
Mark Robert Harris(2)	21,599,914	17.0
Lisa Lo(3)	10,500,775	8.3
Daniel Phillips(4)	11,563,026	9.1
Tao Sun(5)	12,972,159	10.2
All Directors and Executive Officers as a Group (ten persons)(6)	73,819,671	56.9

Principal and selling shareholders
GL Asia Mauritius II Cayman Ltd.(7)	21,599,914	17.0
Investment entities affiliated with Actis(8)	12,972,159	10.2
Macquarie Investment Holdings (No. 2) Pty Limited(9)	11,563,026	9.1
Investment entities affiliated with CID(10)	10,500,775	8.3
Ed Venture Inc.(11)	7,500,000	5.9
CStar Investments Holding Limited(12)	7,500,000	5.9
JAFCO Asia Technology Fund III(13)	5,357,142	4.2

Other selling shareholders:

*	- Less than 1% of the outstanding ordinary shares.

(1)	Includes 12,600,000 Class B ordinary shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Huang and 1,922,940 Class B ordinary shares held by Ambow Corporation, a California corporation, in which Dr. Huang holds a 35.61% ownership interest. This number of shares excludes the 26,121,231 Class B ordinary shares over which Dr. Huang has been given a voting proxy in connection with the company’s acquisitions.

(2)	Includes 21,599,914 Class B ordinary shares held by GL Asia Mauritius II Cayman Ltd. Mr. Harris disclaims beneficial ownership of all of our shares held by GL Asia Mauritius II Cayman Ltd., except to the extent of his pecuniary interest therein. The business address of Mr. Harris is c/o Avenue Asia Singapore Pte Ltd., 3 Church Street, #15-04, Singapore 049483.

(3)

Includes 5,250,393 Class B ordinary shares held by Asia Pacific Genesis Venture Capital Fund, L.P.; 2,205,166 Class B ordinary shares held by Asia Pacific Century Venture Capital Ltd.; 875,065 Class B ordinary shares held by Asiagroup Worldwide Limited; 787,556 Class B ordinary shares held by STAR Pacific Worldwide Limited; 542,537 Class B ordinary shares held by J&D Capital Corp.; 267,855 Class B ordinary shares held by Nien Hsing International (Bermuda), Ltd.; 297,520 Class B ordinary shares held by A&D Capital Corp.; 192,514 Class B ordinary shares held by CAM-CID Asia Pacific Investment Corp.; and 82,169 Class B ordinary shares held by Good Works Consultants Limited. Ms. Lo disclaims beneficial ownership of all of our shares held by the investment entities affiliated with CID, except to the extent of her pecuniary interest therein. The business address of Ms. Lo is Suite 710, China World Trade Center Tower 2, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China.

(4)	Includes 11,563,026 Class B ordinary shares held by Macquarie Investment Holdings (No. 2) Pty Limited. Mr. Phillips disclaims beneficial ownership of all of our shares held by Macquarie Investment Holdings (No. 2) Pty Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Phillips is Macquarie Investment Advisory (Beijing) Co., Ltd., Shanghai Branch, Level 3, The Centre, 989 Changle Road, Xuhui District, Shanghai 200031, China.

(5)	Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. Mr. Sun disclaims beneficial ownership of all of our shares owned by Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd., except to the extent of his pecuniary interest therein. The business address of Mr. Sun is 712 China World Tower 2, No. 1Jianguomenwai Avenue, Chaoyang District, Beijing, 100004, China.

(6)	Includes Class B ordinary shares and options to purchase Class B ordinary shares held by all of our directors and executive officers as a group.

(7)	The registered address of GL Asia Mauritius II Cayman Ltd. is Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021, Grand Cayman, KY1-1208, Cayman Islands.

(8)	Includes 6,486,080 Class B ordinary shares held by Actis Angel (AEM3) Ltd. and 6,486,079 Class B ordinary shares held by Actis Angel (ACF2) Ltd. The registered address of Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd. is Les Cascades, Edith Cavell Street, Port Louis, Republic of Mauritius.

(9)	The registered address of Macquarie Investment Holdings (No. 2) Pty Limited is c/o Company Secretary, Mezzanine Level, No. 1 Martin Place, Sydney, New South Wales, Australia 2000.

(10)

Includes 5,250,393 Class B ordinary shares held by Asia Pacific Genesis Venture Capital Fund, L.P., whose registered address is P.O. Box 847, Grand Cayman, Cayman Islands; 2,205,166 Class B ordinary shares held by Asia Pacific Century Venture Capital Ltd., whose registered address is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands; 875,065 Class B ordinary shares held by Asiagroup Worldwide Limited, whose registered address is P.O. Box 3152, Road Town, Tortola, British Virgin Islands; 787,556 Class B ordinary shares held by STAR Pacific Worldwide Limited, whose registered address is P.O. Box 3152, Road Town, Tortola, British Virgin Islands; 542,537 Class B ordinary shares held by J&D Capital Corp., whose registered address is Citco Building, P.O. Box 662, Road Town, Tortola, British Virgin Islands; 267,855 Class B ordinary shares held by Nien Hsing International (Bermuda), Ltd., whose registered address is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda; 297,520 Class B ordinary shares held by A&D Capital Corp., whose registered address is Citco Building, P.O. Box 662, Road Town, Tortola, British Virgin Islands; 192,514 Class B ordinary shares held by CAM-CID Asia Pacific Investment Corp., whose registered address is International Trust Building, Wickhams Cay I, Road Town, British Virgin Islands; and 82,169 Class B ordinary shares held by Good Works Consultants Limited, whose registered address is 9/F Ruttonjee House, 11 Duddell Street, Central, Hong Kong.

(11)	EdVenture Inc. is a company incorporated in the British Virgin Islands controlled by Sundry Ventures Limited, a British Virgin Islands company. The registered address of EdVenture Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)	CStar Investments Holding Limited is a company incorporated in the British Virgin Islands controlled by Daewood International Limited, a British Virgin Islands company. The registered address of CStar Investments Holding Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Island.

(13)	JAFCO Asia Technology Fund III is a Cayman Islands exempted company and is wholly owned by JAFCO Asia Technology Fund III L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings III Limited, a Cayman Islands company and a wholly owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund III L.P. and controls the voting and investment power over the shares owned by JAFCO Asia Technology Fund III. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The address for JAFCO Asia Technology Fund III is c/o JAFCO Investment (Asia Pacific) Ltd, 6 Battery Road #42-01, Singapore 049909.

Macquarie Investment Holdings (No. 2) Pty Limited has represented to us that it is affiliated with two registered broker-dealers. Based on its representations, we believe that Macquarie Investment Holdings (No. 2) Pty Limited purchased our Series C and Series D preferred shares in the ordinary course of business, and that at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the Series C or Series D preferred shares or the ordinary shares into which the Series C or Series D preferred shares are convertible.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related party transactions

Contractual arrangements with our VIEs and their respective subsidiaries and shareholders

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our K-12 schools, tutoring and training centers, colleges and career enhancement training centers. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•

Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

In addition, Ambow Online entered into a service agreement with the Applied Technology College effective as of August 1, 2009 pursuant to which Ambow Online, in exchange for service fee payments from the Applied Technology College, shall provide to the Applied Technology College: (i) consulting services regarding, among other things, business planning, mergers and acquisitions, development, accounting, tax and finance, human resources management and legal compliance; (ii) faculty training services; (iii) student career orientation services; and (iv) marketing services. The term of this service agreement is indefinite unless terminated by either party upon 30 days’ notice or by mutual agreement. To date, Applied Technology College has not yet made any payments under this service agreement.

See “Our corporate structure—Our corporate structure and contractual arrangements” for a summary of these contractual arrangements.

As of March 31, 2010, we had RMB162.5 million due from certain related parties and owed RMB9.4 million to certain related parties. Many of the balances due from the related parties were amounts that had been lent to the school principals, owners or other controlling persons of entities we have acquired, prior to our acquisition dates, to fund the operations of various schools, tutoring centers and career enhancement centers. In addition, some amounts relate to indemnifications provided by the previous owners of the schools we acquired for which we have also recognized a corresponding liability. The remaining balances were mainly revenues collected on our behalf by the related parties and owed to us. The balances owed to related parties represented amounts due to former owners of our schools, tutoring centers and career enhancement centers or entities controlled by such owners for certain operating expenses they had paid, repayments of loans from certain principals of our schools, tutoring centers and career enhancement centers or, in one case, the outstanding payment for the training services provided by the principal of a career enhancement center. We do not believe that such transactions with the related parties require approval from the government.

Private placements

On July 27, 2007 and September 6, 2007, we issued to eleven shareholders an aggregate of 23,387,381 Series C convertible redeemable preferred shares at a per share price of US$2.3181, including the following principal shareholders:

•	An aggregate of 2,465,074 Series C convertible redeemable preferred shares to entities affiliated with CID Group, with which our director Lisa Lo is affiliated;

•	10,784,695 Series C convertible redeemable preferred shares to Macquarie Investment Holdings (No. 2) Pty Limited, with which our director Dan Phillips is affiliated; and

•	8,627,755 Series C convertible redeemable preferred shares to GL Asia Mauritius II Cayman Ltd., with which our director Mark Robert Harris is affiliated.

On September 8, 2008, September 23, 2008 and September 26, 2008, we issued to the following principal shareholders an aggregate of 26,722,649 Series D convertible redeemable preferred shares at a per share price of US$3.8544:

•	778,331 Series D convertible redeemable preferred shares to Macquarie Investment Holdings (No. 2) Pty Limited, with which our director Dan Phillips is affiliated;

•	12,972,159 Series D convertible redeemable preferred shares to GL Asia Mauritius II Cayman Ltd., with which our director Mark Robert Harris is affiliated; and

•	An aggregate of 12,972,159 Series D convertible redeemable preferred shares to Actis Angel (AEM3) Ltd. and Actis Angel (ACF2) Ltd., with which our director Tao Sun is affiliated.

The price of the Series C convertible redeemable preferred shares and the Series D convertible redeemable preferred shares was determined by arm’s length negotiations between us and the investors and approved by our board of directors. Mr. Phillips was appointed as a member of our board upon the completion of our Series C convertible redeemable preferred shares financing. Mr. Sun and Mr. Harris were appointed as members of our board upon the completion of our Series D convertible redeemable preferred shares financing.

Transactions

For a list of the transactions we have entered into with and the outstanding balances to and from related parties for the years ended and as of December 31, 2007, 2008 and 2009, see Note 18 in our Notes to consolidated financial statements.

Employment agreements

We have entered into a service contract with our Chief Executive Officer as well as employment agreements and confidential information and invention assignment agreements with each of our executive officers. See “Management—Employment agreements.”

Indemnification agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We will not, however, be obligated to indemnify any such person:

•	For expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	In respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances); or

•

For expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous.

Registration rights

All of our preferred shareholders and some of our ordinary shareholders are parties to an amended and restated investor rights agreement, or the investor rights agreement, that provides for customary registration rights with respect to the ordinary shares issued upon the conversion of our preferred shares. We refer to these ordinary shares below as the registrable securities.

Demand registration rights.    Holders of at least 40% of the registrable securities may require us to register or qualify for sale all or part of the registrable securities that such holders request to be registered. We are not obligated to effect any such registration:

•	Prior to 180 days following the effective date of this offering;

•	If the anticipated aggregate proceeds from such registration are less than $10 million;

•

In any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance (unless we are already subject to service in such jurisdiction and except as may be required by the Securities Act);

•	After we have initiated three such registrations; or

•

During the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending 180 days after the effective date of, a registration initiated by us (provided that we are actively employing in good faith commercially reasonable efforts to cause such registration to become effective).

If we are qualified to do so, our preferred shareholders may also require us, on one occasion in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds $2,000,000.

We also have the right to defer a requested registration for a period of not more than 180 days if our board of directors determines in its good faith judgment that the filing of a registration statement covering the registrable securities would be materially detrimental to us and that it is in our best interests to defer the filing of such registration statement. We may not exercise this deferral right more than twice in any 12-month period.

Piggyback registration rights.    Our preferred shareholders that are party to the investor rights agreement also have “piggyback” registration rights, which require us to include their registrable securities when we register our securities.

Underwriters’ cutback.    The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, provided that the aggregate of the registrable securities to be included in such registration may not be reduced to less than 25% of the total value of all securities included in such registration. No registrable securities that are issued or issuable pursuant to conversion of Series B preferred shares, Series C preferred shares or Series D preferred shares may be reduced until all other securities (other than ordinary shares issued by us in such public offering) are excluded from such public offering.

Expenses of registration.    We are generally required to bear all registration expenses relating to demand and piggyback registration rights. However, we are not required to bear the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders unless the requesting shareholders agree to forfeit their right to one demand registration.

Indemnification.    The investor rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Termination of registration rights.    The registration rights described above will terminate as to any holder of registrable securities on the earlier of:

•

The date on which all shares of registrable securities held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 promulgated under the Securities Act during any 90-day period; or

•	The five-year anniversary of the completion of this offering.

Description of share capital

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•	Our memorandum and articles of association;

•	The Companies Law (2009 Revision) of the Caymans Islands, which is referred to as the Companies Law below; and

•	Common law of the Cayman Islands.

The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to our post-offering memorandum and articles of association to be adopted in connection with the offering and the applicable provisions of Cayman Islands law.

The following description of our share capital assumes the adoption of our post-offering memorandum and articles of association. Our Board of Directors approved the post-offering memorandum and articles of association in March 2010 and our shareholders approved the post-offering memorandum and articles of association in June 2010. Except for the commencement of the trading of our American Depositary Shares on the New York Stock Exchange, Inc., there are no other conditions precedent for such adoption of the post-offering memorandum and articles of association. Throughout this description of our share capital, we summarize the material terms of our ordinary shares and preferred shares as though our post-offering memorandum and articles of association are presently in effect. We have filed a copy of our post-offering memorandum and articles of association as an exhibit to our registration statement on Form F-1 filed with the SEC of which this prospectus forms a part.

After the completion of the offering, our authorized share capital will consist of 1,000,000,000 Class A ordinary shares with a par value of US$0.0001 per Class A ordinary share, 200,000,000 Class B ordinary shares with a par value of US$0.0001 per Class B ordinary share and 50,000,000 undesignated preferred shares with a par value of US$0.0001 per preferred share. At March 31, 2010, there were 126,976,783 Class B ordinary shares (on an as-converted basis) issued and outstanding.

Amended and restated memorandum and articles of association

The shareholders may by ordinary resolution increase, or by special resolution decrease, our authorized share capital and may also by special resolution amend our memorandum and articles of association.

Ordinary shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares.

Voting rights

Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our post-offering memorandum of association and articles of association provide that shareholders may approve corporate matters without a meeting being held by way of unanimous written resolution signed by or on behalf of each shareholder entitled to vote on such matters at a shareholders meeting.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than one-third of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by the board of directors or its chairperson on its or his/her own initiative, but not by shareholders. Advance notice of at least ten calendar days (but not more than sixty calendar days) is required for the convening of any meeting of shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a meeting of our shareholders. A special resolution requires the affirmative vote of two-thirds of the votes cast in person or by proxy at a meeting of our shareholders or a unanimous written resolution of all our shareholders. A special resolution is required for matters such as removing a director for cause, changing our name, amending our memorandum and articles of association and reducing our authorized share capital. Holders of ordinary shares, which immediately after the offering and prior to any issuance of preferred shares thereafter are the only shares carrying the right to vote at our shareholder meetings, have the power, among other things, to elect directors and make changes in the amount of our authorized share capital.

Conversion rights attaching to the shares

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible under any circumstances.

Difference between Class A and Class B ordinary shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting and conversion rights attached to the Class B ordinary shares as disclosed above.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Liquidation

If we were to be liquidated, the liquidator may, with the approval of our shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholder and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets that subject such shareholder to liability.

Miscellaneous

Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Transfer of shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary shares which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is duly and properly signed; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer, it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Variation of rights of shares.    All or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of books and records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where you can find more information.”

Preferred shares

Upon the completion of the offering, all our outstanding preferred shares will convert into Class B ordinary shares.

Pursuant to our post-offering memorandum of association and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to

50,000,000 preferred shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preferred shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preferred shares have been issued, and we have no present plans to issue any such preferred shares.

History of share issuances

The following is a summary of securities issuances by us during the past three years.

Share exchange.    On July 18, 2007, in connection with our corporate restructuring and the formation of Ambow Education Holding Ltd., we issued a total of 20,100,000 Class B ordinary shares, 12,900,000 Series A preferred shares and 17,745,522 Series B preferred shares to the holders of shares in Ambow Education Co., Ltd.

Preferred shares.    On July 27, 2007 and September 6, 2007, we issued to eleven shareholders an aggregate of 23,387,381 Series C convertible redeemable preferred shares at a per share price of US$2.3181 for an aggregate offering price of $54.2 million. On September 8, 2008, September 23, 2008 and September 26, 2008, we issued to four shareholders an aggregate of 26,722,649 Series D convertible redeemable preferred shares at a per share price of US$3.8544 for an aggregate offering price of $103.0 million.

Class B ordinary shares.    During the past three years, we have issued an aggregate of 26,121,231 Class B ordinary shares to 22 shareholders in connection with our acquisitions of offshore companies wholly owned by such shareholders.

Option grants.    We have granted options to some of our directors, officers, employees and consultants. As of December 31, 2009, options to purchase an aggregate of 11,921,485 Class B ordinary shares of our company were outstanding. See “Management—Equity-based compensation plans.”

We believe that each of the aforementioned issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in the securities issuances described above.

Registration rights

All of our preferred shareholders and some of our ordinary shareholders are parties to an amended and restated investor rights agreement, or the investor rights agreement, that provides for customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of these registration rights, see “Related party transactions—Registration rights.”

Differences in corporate law

Cayman Islands corporate law is modeled on English corporate law, and the Cayman Islands Companies Law, or Companies Law, is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and similar arrangements

In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority or 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; (v) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (vii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (viii) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not to be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	We are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	The shareholders have been fairly represented at the meeting in question;

•	The arrangement is such as a businessman would reasonably approve; and

•	The arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ lawsuits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	A company is acting or proposing to act illegally or beyond the scope of its authority;

•	The act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	Those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification.    The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty is generally viewed to have two main components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards a dual objective/subjective standard with regard to the required skill and care to the effect that a director must exercise the skill and care of a reasonably intelligent person having both (a) the general knowledge, skill and experience that may be expected of a person carrying out the same actions as are carried out by that director in relation to the company and (b) the general knowledge, skill and experience that particular director has. These authorities are likely to be followed in the Cayman Islands.

Shareholder action by written resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that shareholders may approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a shareholder meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put a proposal before the annual meeting of shareholders, provided it complies with the DGCL and the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands’ law and our-post offering memorandum and articles of association allow our shareholders to make proposals for consideration and determination by all shareholders at annual shareholder meetings, subject to compliance with the specified notice provisions, but our post-offering memorandum and articles of association does not provide for the ability of shareholders to call a special meeting.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association specifically do not allow cumulative voting. As a result, our shareholders are not afforded any less favorable protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such a meeting or by a unanimous written consent of our shareholders.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, our company may be voluntarily dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or by the unanimous written consent of all shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of all our shareholders.

Inspection of books and records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

Authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders;

•	Prohibit cumulative voting;

•	Do not permit shareholders to call meetings of shareholders;

•

Create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	Establish advance notice requirements for nominating board of directors’ nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of non-resident or foreign shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the

Money Laundering Regulations (2008 Revision) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	The shareholder makes the payment for their investment from an account held in the applicant’s name at a recognized financial institution;

•	The shareholder is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•

The purchase of shares is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Law, 2003 of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We have been approved to list our ADSs on the NYSE under the symbol “AMBO”.

Description of American depositary shares

Citibank, N.A. has agreed to act as the depositary bank for our ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hong Hum, Kowloon, Hong Kong.

We will appoint Citibank as the depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive              Class A ordinary shares, par value $0.0001 per share, on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an American depositary receipt, or ADR, registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars, if the funds are not initially in U.S. dollars, and for the distribution of the U.S. dollars to the holders, subject to the applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable. The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable. If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders. The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Class A ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets. If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon deposit of ordinary shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S., Cayman Islands and any other legal considerations applicable at the time of deposit. The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers. When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	You are duly authorized to deposit the ordinary shares;

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, combination and split up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	Ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	Provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	Provide any transfer stamps required by the State of New York or the United States; and

•	Pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of shares upon cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

The depositary may only restrict the withdrawal of securities represented by ADSs in connection with:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	Obligations to pay fees, taxes and similar charges; or

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. See “Description of share capital—Ordinary shares—Voting rights” for a description of the voting rights of holders of ordinary shares.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholder meetings is by poll. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

Issuance of ADSs	up to U.S. 5¢ per ADS issued
Cancellation of ADSs	up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	up to U.S. 5¢ per ADS held
Depositary Services	up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositaries.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement. The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-release transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due. The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign currency conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements. If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Shares eligible for future sale

Upon completion of this offering, we will have outstanding             ADSs representing approximately     % of our ordinary shares in issue. In addition, we will have outstanding                 Class B ordinary shares not represented by ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up agreements

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, for a period of 180 days after the date of this prospectus.

Our executive officers, directors and existing shareholders and the holder of our Series B preferred share purchase warrants have agreed that, subject to limited exceptions, they will not offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares or such other securities, whether any of these transactions are to be settled by delivery of our ADSs or ordinary shares or other securities, in cash or otherwise, without, in each case, the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our executive officers, directors and existing shareholders and the holder of our purchase warrants may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (i) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant “lock-up” period, then in either case the expiration of the relevant “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our “restricted securities” within the meaning of Rule 144 for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately             shares immediately after this offering, or approximately             shares if the underwriters exercise their option to purchase additional ADSs in full; and

•	The average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by persons who are deemed our affiliates are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of the prospectus, persons other than our affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

Share options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plans. See “Management—Equity-Based compensation plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	The Rule 144 limitations applicable to affiliates;

•	The expiration of the lock-up period; and

•	Vesting restrictions imposed by us.

As of March 31, 2010, there were outstanding options to purchase 18,548,185 Class B ordinary shares.

Registration rights

We have entered into an investor rights agreement with all of the holders of our preferred shares and some holders of our ordinary shares, which provides for customary registration rights with respect to the ordinary shares issued upon the conversion of our preferred shares. See “Description of share capital—Registration rights.”

Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws other than Cayman Islands, People’s Republic of China and United States federal income tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples & Calder, our special Cayman Islands counsel.

Cayman Islands taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ADSs or ordinary shares. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or ordinary shares, debentures or other obligations of ours.

People’s Republic of China taxation

The newly enacted CIT Law, or the New CIT Law, and the implementation regulations for the New CIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation regulations for the New CIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the New CIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the New CIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and would be subject to PRC tax. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States federal income taxation

The following discussion, to the extent that it states legal conclusions and subject to the qualifications herein, represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our United States counsel, on the material United Stated federal income tax consequences to U.S. Holders (as defined below) of the ownership of our ADSs or ordinary shares as of the date of this prospectus. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	Banks and certain other financial institutions;

•	Dealers in securities or currencies;

•	Insurance companies, regulated investment companies and real estate investment trusts;

•	Brokers and/or dealers;

•	Traders that elect the mark-to-market method of accounting;

•	Tax-exempt entities;

•	Persons liable for alternative minimum tax;

•	Persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	Persons that actually or constructively own 10% or more of our voting stock; or

•	Persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	A citizen or resident of the United States;

•	A corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	An estate whose income is subject to United States federal income taxation regardless of its source; or

•

A trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity that is treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to United States federal income tax.

Taxation of dividends and other distributions on ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under recently published Internal Revenue Service guidance, our ADSs, but not our ordinary shares, should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the New York Stock Exchange. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the New CIT Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the New CIT Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the New CIT Law, see “—People’s Republic of China taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of disposition of ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize, including for foreign tax credit purposes, will generally be treated as United States source income or loss.

Passive foreign investment company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2010 is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs in this offering, and the composition of our income. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of the current taxable year ending December 31, 2010, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our special United States counsel expresses no opinion with respect to our PFIC status for our current taxable year and also expresses no opinion with respect to our expectations regarding our PFIC status in future years. In connection with this determination of our PFIC status, our special United States counsel expresses no opinion with respect to whether, for United States federal income tax purposes, our control over our VIEs through the contractual arrangements described in “Related Party Transactions” results in us being treated as owners of our VIEs.

A non-United States corporation is considered a PFIC for any taxable year if either:

•	At least 75% of its gross income is passive income (the “income test”), or

•

At least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this “look-through” rule, we intend to include our proportionate share of the assets and income of our VIEs. In the event that the Internal Revenue Service successfully challenges this position, our classification as a PFIC could be adversely affected.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, which are generally treated as passive assets, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	The excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

The amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the three preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable United States Treasury regulations. Because the ADSs will be listed on the New York Stock Exchange, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue

Code of 1986, as amended. This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You should consult with your tax advisors regarding the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•	Political and economic stability;

•	An effective judicial system;

•	A favorable tax system;

•	The absence of exchange control or currency restrictions; and

•	The availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

•

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. In addition, most of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against us or them in courts of the United States, Cayman Islands or China, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. We have appointed C T Corporation System, New York, New York, as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	Is given by a foreign court of competent jurisdiction;

•	Imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	Is final;

•	Is not in respect of taxes, a fine or a penalty; and

•	Was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities law (provided the above conditions were also satisfied).

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce and Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

Recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	Entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce and Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

Underwriting

We and the selling shareholders are offering the ADSs described in this prospectus through several underwriters, for whom J.P. Morgan Securities Inc. and Goldman Sachs (Asia) L.L.C. are acting as the representatives. J.P. Morgan Securities Inc. and Goldman Sachs (Asia) L.L.C. are also the joint bookrunners for this offering. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities Inc.
Goldman Sachs (Asia) L.L.C.
Macquarie Capital (USA) Inc.
Signal Hill Capital Group LLC

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, the selling shareholders, our counsel, the selling shareholders’ counsel and the independent accountants. The underwriters are committed to purchase all of the ADSs offered by us and the selling shareholders if they purchase any ADS. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. All sales of our ADSs in the United States will be made by U.S. registered broker/dealers. Sales of our ADSs outside the United States may be made by the underwriters directly or through their affiliated entities.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy from us up to                      additional ADSs to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any ADSs are purchased with this overallotment option, the underwriters will severally purchase the ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The following table sets forth the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ overallotment option.

Underwriting discounts and commissions

	Per ADSs		Total
To be paid by	No exercise	Full exercise	No exercise	Full exercise

Ambow Education Holding Ltd.	US$	US$	US$	US$

Selling Shareholders	US$	US$	US$	US$

The underwriting discounts and commissions have been determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our selling shareholders, our directors, executive officers, certain of our other shareholders and the holder of our Series B preferred share purchase warrants have entered into lock-up agreements with the underwriters prior to the commencement of this offering under which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs (including, without limitation, ADSs or ordinary shares which may be deemed to be beneficially owned with sole disposition power by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any of our ADSs or ordinary shares or any security convertible into or exercisable or exchangeable for our ADSs or ordinary shares without the prior written consent of the representatives. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriters have advised us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up agreement is considered on a case by case basis. The underwriters have further advised us that the factors they would consider in determining whether to release shares subject to a lock-up agreement include, but are not limited to, the length of time before the lock-up agreement expires, the number of shares involved, the reasons for the requested release, market conditions, the trading price of our ordinary shares, historical trading volumes of our ordinary shares and whether the person seeking the release is an officer, director or other affiliate of us.

In addition, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, specified individuals who are our current shareholders or beneficial owners for 180 days after the date of this prospectus (other than in connection with this offering), including holders of options that have vested or will vest during that 180-day period, unless we otherwise instruct. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been approved to list our ADSs on the NYSE under the symbol “AMBO.” In order to meet one of the requirements for listing the ADSs on the NYSE, the underwriters have undertaken to sell lots of 100 or more of the ADSs to a minimum of 400 U.S. holders.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs,

including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	The information set forth in this prospectus and otherwise available to the representatives;

•	Our prospects and the history and prospects for the industry in which we compete;

•	An assessment of our management;

•	Our prospects for future earnings;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	Other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, J.P. Morgan Securities Inc., one of the joint bookrunners for this offering, provided services to us in connection with the private placement of our Series D Preferred Shares in 2008. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Macquarie Investment Holdings (No. 2) Pty Limited, an affiliate of Macquarie Capital (USA) Inc., purchased (1) 10,784,695 Series C redeemable convertible preferred shares for consideration of $25.0 million under a Series C Preferred Shares Purchase Agreement dated July 20, 2007 and amended September 4, 2007, and (2) 778,331 shares of our Series D redeemable convertible preferred shares for consideration of $3.0 million under a Series D Preferred Shares Purchase Agreement dated August 29, 2008. All of our issued and outstanding Series C and Series D redeemable convertible preferred shares will automatically convert into our Class B ordinary shares upon completion of this offering.

The address of J.P. Morgan Securities Inc. is 383 Madison Avenue, Floor 4, New York, New York 10179. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Selling restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The ADSs have not been offered or sold, and prior to the expiry of a period of six months from the latest date of the issue of the ADSs, the ADSs may not be offered or sold to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA), in connection with the issue or sale of any ADSs except in circumstances in which section 21(I) of the FSMA does not apply.

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and there has not been any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and have not, directly or indirectly, been offered or sold and will not, directly or indirectly, be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person, which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADS has been offered or will be offered to the public in that Relevant Member State, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State:

(a)	in the period beginning on the date of publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet or more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Expenses relating to this offering

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering (all amounts are estimated except the SEC registration fee and the FINRA filing fee):

SEC registration fee	US$	10,500
FINRA filing fee		17,500
NYSE listing fee			*
Printing expenses		300,000
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*

Total	US$

*	To be provided by amendment.

Legal matters

Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce and Finance Law Offices and for the underwriters by Global Law Offices. Wilson Sonsini Goodrich & Rosati, Professional Corporation, may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce and Finance Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Global Law Offices with respect to matters governed by PRC law.

Experts

Our consolidated financial statements as of December 31, 2007, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Industry and market data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Where you can find more information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You should refer to the registration statement for further information. Statements contained in this prospectus as to the content of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document. A related registration statement on Form F-6 is being filed to register the issuance of the ADSs.

Upon declaration by the SEC of the effectiveness of the registration statement, we will become subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will provide or make available to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Ambow Education Holding Ltd.

Index to consolidated financial statements

Contents

Pages
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2007, 2008 and 2009	F-3-F-4

Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009	F-5

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009	F-6-F-8

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F-9-F-10

Notes to Consolidated Financial Statements	F-11-F-94

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2009 and March 31, 2010	F-95-F-96

Unaudited Interim Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and 2010	F-97

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the three months ended March 31, 2009 and 2010	F-98-F-99

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2010	F-100

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-101-F-117

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambow Education Holding Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ambow Education Holding Ltd. and its subsidiaries at December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

March 31, 2010

Ambow Education Holding Ltd.

Consolidated balance sheets

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2007	2008	2009	2009	2009	2009

		RMB	RMB	RMB	US$	RMB	US$
					Note 2 (a)	Note 2 (a)
						Pro-forma (Note 23) (unaudited)

ASSETS
Current assets:
Cash and cash equivalents		416,094	778,824	409,926	60,055	409,926	60,055
Restricted cash		—	—	10,000	1,465	10,000	1,465
Term deposits		—	—	119,623	17,525	119,623	17,525
Accounts receivable, net	3	328,066	360,499	21,528	3,154	21,528	3,154
Amounts due from related parties	18	—	37,383	232,482	34,059	232,482	34,059
Deferred tax assets	16	—	—	1,689	247	1,689	247
Prepaid and other current assets	4	261,851	402,006	338,267	49,557	338,267	49,557

Total current assets		1,006,011	1,578,712	1,133,515	166,062	1,133,515	166,062

Non-current assets:
Property and equipment, net	5	5,031	47,127	606,820	88,901	606,820	88,901
Land use rights, net	6	—	2,561	263,771	38,643	263,771	38,643
Intangible assets, net	7	144	115,592	544,655	79,794	544,655	79,794
Goodwill	8	—	219,607	1,028,592	150,692	1,028,592	150,692
Deferred tax assets	16	—	69	503	74	503	74
Other non-current assets		1,149	30,216	94,538	13,850	94,538	13,850

Total non-current assets		6,324	415,172	2,538,879	371,954	2,538,879	371,954

Total assets		1,012,335	1,993,884	3,672,394	538,016	3,672,394	538,016

LIABILITIES
Current liabilities:
Short-term borrowings	10	—	—	113,000	16,555	113,000	16,555
Current portion of long-term borrowings	11	—	—	89,000	13,039	89,000	13,039
Deferred revenue		116,451	226,623	424,131	62,136	424,131	62,136
Accounts payable		285,074	150,131	83,987	12,304	83,987	12,304
Accrued and other liabilities	9	59,441	104,330	361,934	53,024	361,934	53,024
Income tax payable		14,138	20,654	47,567	6,969	47,567	6,969
Amounts due to related parties	18	—	1,000	12,282	1,799	12,282	1,799

Total current liabilities		475,104	502,738	1,131,901	165,826	1,131,901	165,826

Non-current liabilities:
Deferred tax liabilities	16	—	22,888	163,373	23,935	163,373	23,935
Long-term borrowings	11	—	—	73,000	10,695	73,000	10,695
Non-current portion of consideration payable for acquisitions and other liabilities		—	—	214,351	31,403	214,351	31,403

Total non-current liabilities		—	22,888	450,724	66,033	450,724	66,033

Total liabilities		475,104	525,626	1,582,625	231,859	1,582,625	231,859

The accompanying notes are an integral part of these consolidated financial statements

Ambow Education Holding Ltd.

Consolidated balance sheets (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2007	2008	2009	2009	2009	2009

		RMB	RMB	RMB	US$	RMB	US$
					Note 2(a)	Note 2(a)
						Pro-forma (Note 23) (unaudited)

Commitments and contingencies	19

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.0001 par value; 23,387,381 shares authorized, issued and outstanding as of December 31, 2007, 2008 and 2009) (redemption value RMB768,127 (US$112,531)) (none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	12	387,757	422,351	520,985	76,325	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 29,835,966 shares authorized, 26,722,649 shares issued and outstanding as of December 31, 2008 and 2009) (redemption value RMB914,163 (US$133,926)) (none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	12	—	709,057	767,162	112,391	—	—

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$0.0001 par value; 12,900,000 shares authorized, issued and outstanding, as of December 31, 2007, 2008 and 2009, respectively) (none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	12	14,283	14,283	14,283	2,093	—	—
Series B convertible preferred shares (US$0.0001 par value; 18,335,715 shares authorized, 17,745,522 shares issued and outstanding, as of December 31, 2007, 2008 and 2009, respectively) (none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	12	96,667	96,667	96,667	14,162	—	—
Ordinary shares (US$0.0001 par value; 155,000,000 shares authorized, 20,100,000, 33,587,586, and 44,999,663 shares issued and outstanding as of December 31, 2007, 2008 and 2009, respectively) (125,755,215 outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	13	17	26	35	5	90	13
Additional paid-in capital		16,983	188,924	616,473	90,315	2,015,515	295,278
Warrants	14	2,737	2,737	2,737	401	2,737	401
Statutory reserves	21	3,039	16,285	34,155	5,004	34,155	5,004
Retained earnings (Accumulated deficit)		8,169	(5,485)	(42,996)	(6,299)	(42,996)	(6,299)
Accumulated other comprehensive income		7,579	23,413	23,793	3,486	23,793	3,486

Total Ambow Education Holding Ltd.’s equity		149,474	336,850	745,147	109,167	2,033,294	297,883
Non-controlling interest	24	—	—	56,475	8,274	56,475	8,274

Total shareholders’ equity		149,474	336,850	801,622	117,441	2,089,769	306,157

Total liabilities, mezzanine equity and shareholders’ equity		1,012,335	1,993,884	3,672,394	538,016	3,672,394	538,016

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of operations

(All amounts in thousands, except for share and per share data)

		Years ended December 31,
	Note	2007	2008	2009	2009

		RMB	RMB	RMB	US$
					Note 2(a)

NET REVENUES
—Educational programs and services		317,854	469,543	760,444	111,407
—Software products		1,077	38,826	141,582	20,742

Total net revenues		318,931	508,369	902,026	132,149
Cost of revenues		(205,619)	(327,168)	(408,985)	(59,918)

GROSS PROFIT		113,312	181,201	493,041	72,231

Operating expenses:
Selling and marketing		(19,600)	(43,123)	(138,423)	(20,279)
General and administrative		(33,828)	(56,860)	(188,518)	(27,618)
Research and development		(3,754)	(11,696)	(17,470)	(2,559)

Total operating expenses		(57,182)	(111,679)	(344,411)	(50,456)

OPERATING INCOME		56,130	69,522	148,630	21,775

OTHER INCOME (EXPENSE)
Interest income (expense), net		2,639	9,129	(12,165)	(1,782)
Foreign exchange losses, net		(1,104)	(4,236)	(591)	(87)
Other income, net		126	680	3,709	543
Beneficial conversion feature	12	(12,976)	—	—	—

Income before tax and non-controlling interest		44,815	75,095	139,583	20,449
Income tax expense	16	(10,578)	(7,735)	(1,562)	(229)

NET INCOME		34,237	67,360	138,021	20,220
Non-controlling interest		—	—	215	31

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.		34,237	67,360	138,236	20,251
Preferred shares redemption value accretion	12	(1,407)	(67,768)	(157,877)	(23,129)
Allocation of net income to participating preferred shareholders	12	(20,837)	(53,949)	(93,611)	(13,715)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		11,993	(54,357)	(113,252)	(16,593)

Net income (loss) per share—basic	17	0.75	(2.36)	(2.89)	(0.42)
Net income (loss) per share—diluted	17	0.33	(2.36)	(2.89)	(0.42)
Weighted average shares used in calculating basic net income (loss) per share	17	16,031,507	23,038,853	39,193,092	39,193,092
Weighted average shares used in calculating diluted net income (loss) per share	17	37,622,476	23,038,853	39,193,092	39,193,092

Share-based compensation expense included in:
—Selling and marketing		623	1,194	4,411	646
—General and administrative		4,175	8,370	8,640	1,266
—Research and development		353	426	480	70

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of changes in shareholders’ equity

and comprehensive income

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumu- lated other Compre- hensive income	Retained Earnings (Accumu- lated deficit)	Total Equity	Compre- hensive income
	Note	Shares	Amount	Shares	Amount	Shares	Amount

			RMB	RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007		12,900,000	14,283	—	—	12,600,000	11	8,941	2,897	647	1,625	(22,269)	6,135	—
Exercise of warrants	14	—	—	—	—	7,500,000	6	2,891	(2,897)	—	—	—	—	—
Reclassification of warrants	14	—	—	—	—	—	—	—	2,737	—	—	—	2,737	—
Reclassification of Series B convertible preferred shares	12	—	—	17,745,522	96,667	—	—	—	—	—	—	—	96,667	—
Preferred shares redemption value accretion		—	—	—	—	—	—	—	—	—	—	(1,407)	(1,407)	—
Share-based compensation	15	—	—	—	—	—	—	5,151	—	—	—	—	5,151	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	—	2,392	—	(2,392)	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	5,954	—	5,954	5,954
Net income		—	—	—	—	—	—	—	—	—	—	34,237	34,237	34,237

Total comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	40,191

Balance as of December 31, 2007		12,900,000	14,283	17,745,522	96,667	20,100,000	17	16,983	2,737	3,039	7,579	8,169	149,474

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of changes in shareholders’ equity

and comprehensive income (Continued)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumu- lated other compre- hensive income	Retained Earnings (Accumu- lated deficit)	Total Equity	Compre- hensive Income
	Note	Shares	Amount	Shares	Amount	Shares	Amount

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008		12,900,000	14,283	17,745,522	96,667	20,100,000	17	16,983	2,737	3,039	7,579	8,169	149,474	—
Issuance of ordinary shares for acquisitions	13	—	—	—	—	13,487,586	9	161,951	—	—	—	—	161,960	—
Preferred shares redemption value accretion	12	—	—	—	—	—	—	—	—	—	—	(67,768)	(67,768)	—
Share-based compensation	15	—	—	—	—	—	—	9,990	—	—	—	—	9,990	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	—	13,246	—	(13,246)	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	15,834	—	15,834	15,834
Net income		—	—	—	—	—	—	—	—	—	—	67,360	67,360	67,360

Total comprehensive income														83,194

Balance as of December 31, 2008		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	2,737	16,285	23,413	(5,485)	336,850

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of changes in shareholders’ equity

and comprehensive income (Continued)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumu- lated other compre- hensive income	Retained Earnings (Accumu- lated deficit)	Non contro- lling Interest	Total Equity	Compre- hensive income
	Note	Shares	Amount	Shares	Amount	Shares	Amount

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	2,737	16,285	23,413	(5,485)	—	336,850	—
Issuance of ordinary shares for acquisitions	13	—	—	—	—	11,412,077	9	414,018	—	—	—	—	—	414,027	—
Non-controlling interests from acquisitions of subsidiaries		—	—	—	—	—	—	—	—	—	—	—	56,690	56,690
Preferred shares redemption value accretion	12	—	—	—	—	—	—	—	—	—	—	(157,877)	—	(157,877)	—
Share-based compensation	15	—	—	—	—	—	—	13,531	—	—	—	—	—	13,531	—
Appropriation to statutory reserves	21	—	—	—	—	—	—	—	—	17,870	—	(17,870)	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	380	—	—	380	380
Net income		—	—	—	—	—	—	—	—	—	—	138,236	(215)	138,021	138,021

Total comprehensive income								—							138,401

Balance as of December 31, 2009		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	2,737	34,155	23,793	(42,996)	56,475	801,622

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of cash flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)

Cash flows from operating activities
Net income	34,237	67,360	138,021	20,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,410	9,290	68,306	10,007
Accretion of long-term payable balances	—	—	7,144	1,047
Share-based compensation expense	5,151	9,990	13,531	1,982
Beneficial conversion feature	12,976	—	—	—
Foreign exchange losses, net	1,104	4,236	591	87
Deferred tax	—	(107)	(6,265)	(918)
Others	(305)	233	1,365	200
Changes in operating assets and liabilities:
Accounts receivable	(144,903)	(30,312)	391,384	57,340
Prepaid and other current assets	(21,474)	(83,409)	33,458	4,902
Amounts due from related parties	—	6,551	24,903	3,648
Other non-current assets	—	931	(49,260)	(7,217)
Accounts payable	144,650	(135,585)	(121,006)	(17,728)
Accrued liabilities	40,195	18,210	27,572	4,039
Income tax payable	10,578	6,223	25,975	3,805
Deferred revenue	4,994	63,686	(39,151)	(5,735)
Amounts due to related parties	—	(927)	6,526	956

Net cash provided by/(used in) operating activities	88,613	(63,630)	523,094	76,635

Cash flows from investing activities
Placement of term deposits	—	—	(129,423)	(18,961)
Maturity of term deposits	—	—	11,000	1,612
Prepayment for land use right	(81,500)	—	(6,341)	(929)
Refund of deposit from cancellation of a land use right purchase agreement	—	121,500	—	—
Purchase of property and equipment	(1,930)	(8,779)	(84,603)	(12,395)
Proceeds from disposal of property and equipment	—	309	213	31
Purchase of intangible assets	—	(15,950)	(20,594)	(3,017)
Purchase of subsidiaries, net of cash acquired	—	(165,502)	(626,617)	(91,801)
Prepayments for acquisitions	(35,000)	(163,409)	—	—
Purchase of operating rights	—	(30,000)	(15,000)	(2,198)
Proceeds from cancellation of acquisition agreements	—	—	69,000	10,109

Net cash used in investing activities	(118,430)	(261,831)	(802,365)	(117,549)

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Consolidated statements of cash flows (Continued)

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)

Cash flows from financing activities
Proceeds from issuance of convertible promissory notes (net of issuance costs of RMB0)	30,678	—	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares (net of issuance costs of RMB8,339)	358,076	—	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares (net of issuance costs of RMB2,243)	—	700,041	—	—
Proceeds from short-term borrowings	—	—	201,000	29,447
Proceeds from long-term borrowings	—	—	10,000	1,465
Repayments of short-term borrowings	—	—	(129,500)	(18,972)
Repayments of long-term borrowings	—	—	(168,000)	(24,612)

Net cash provided by/(used in) financing activities	388,754	700,041	(86,500)	(12,672)

Effects of exchange rate changes on cash and cash equivalents	(12,359)	(11,850)	(3,127)	(459)

Net change in cash and cash equivalents	346,578	362,730	(368,898)	(54,045)
Cash and cash equivalents at beginning of year	69,516	416,094	778,824	114,100

Cash and cash equivalents at end of year	416,094	778,824	409,926	60,055

Supplemental disclosure of cash flow information
Income tax paid	—	(1,458)	(1,312)	(192)
Interest paid	—	—	(11,927)	(1,747)

Supplemental disclosure of non-cash investing and financing activities:
Issuance of ordinary shares for purchases of subsidiaries	—	161,960	414,027	60,656
Conversion of convertible promissory notes into Series C convertible redeemable preferred shares	30,678	—	—	—
Issuance of ordinary shares upon exercise of warrants	4,011	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Ambow Education Holding Ltd.

Notes to consolidated financial statements

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities

a. Background

The accompanying consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

The Company was incorporated in the Cayman Islands on June 26, 2007. Pursuant to a group reorganization as set out below, the Company became the ultimate holding company of the subsidiaries and VIEs comprising the Group in July 2007.

b. Nature of operations

The Group is a national provider of education and career enhancement services in the People’s Republic of China (“PRC”). The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group is also pursuing opportunities to provide similar services to those outlined above outside of the PRC.

c. Reorganizations and share splits of the Group

Beijing Ambow Online Software Co., Ltd. (“Ambow Online”) was originally incorporated in the PRC on August 24, 2000, as a wholly foreign owned enterprise of Ambow Corporation, a company incorporated in the United States. Prior to a reorganization in February 2005, Ambow Online operated all of the initial business of the Group. Pursuant to the reorganization in February 2005, Ambow Education Co., Ltd. (“AECL”), a newly established investment holding company incorporated in the Cayman Islands became the parent company of Ambow Online. Ambow Corporation transferred all its ownership in Ambow Online to AECL in exchange for Series A convertible preferred shares (see Note 12-“Convertible Preferred Shares” for additional information) issued by AECL. There was no change in shareholdings and the reorganization in February 2005 is accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

In July 2007, pursuant to a share exchange agreement, all the then existing shareholders of AECL exchanged their respective shares, warrants or options of AECL for equivalent classes of shares, warrant or options of the Company on a 1 for 3 basis. As a result, AECL became a wholly owned subsidiary of the Company. The rights of the preferred shares, ordinary shares, options and warrants issued by the Company are the same as those originally issued by AECL. The Company has accounted for the share exchange agreement as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests. All share and per share data have been restated to give retroactive effect to the reorganization in February 2005 and the share exchange in July 2007. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The Company has also established a number of subsidiaries both overseas and within the PRC and VIEs to facilitate its investments and the development of its business overseas and in China.

d. Acquisitions

In 2008 and 2009, the Group entered into 24 acquisitions, 23 of which are accounted for as business combinations. The other one is an acquisition of operating rights for a fixed period of time, which is accounted for as a prepaid operating lease. The 23 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash and/or common stock. Therefore, the Group accounts for them as business combinations using the purchase method of accounting. This method requires the acquisition cost to be allocated to the assets and liabilities acquired based on their fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports. See Note 22—“Acquisitions” for additional information.

e. Major subsidiaries and VIEs

As of December 31, 2009, the Company’s major subsidiaries and VIEs include the following entities:

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Subsidiaries
Beijing Ambow Online Software Co., Ltd. ( “Ambow Online”)	August 24, 2000	PRC	Investment holding
Ambow Education Co., Ltd. (Cayman)	January 25, 2005	Cayman Islands	Investment holding
Ambow Education Ltd. (Cayman)	June 6, 2007	Cayman Islands	Investment holding
Ambow Education (Hong Kong) Ltd.	December 17, 2007	Hong Kong	Investment holding
Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow ChuangYing”)	January 18, 2008	PRC	Investment holding
Wenjian Gongying Venture Investment Enterprise (“Wenjian Fund”)	July 20, 2009	PRC	Investment holding

Variable interest entities (“VIEs”)
Beijing Normal University Ambow Education Technology Co., Ltd. (“Ambow Shida”)	July 30, 2004	PRC	Investment holding

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Name	Date of incorporation or establishment	Place of Incorporation (or establishment) /operation	Principal activity

Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”)	May 16, 2006	PRC	Investment holding
Ambow Sihua Education and Technology Co., Ltd. (“Ambow Sihua”)	April 17, 2007	PRC	Investment holding
Suzhou Wenjian Venture Investment Management Consulting Co., Ltd (“Suzhou Wenjian”)	February 25, 2009	PRC	Investment holding

Subsidiaries of VIEs
Changsha Study School (“Changsha Tutoring”)	June 1, 1984	PRC	Tutoring
Tianjin Peace School (“Tianjin Tutoring”)	March 5, 1986	PRC	Tutoring
Beijing 21st Century Experimental School (“21st Century School”)	February 20, 1993	PRC	K-12 School
Beijing Intelligent Training School (“Beijing YZ Tutoring”)	December 30, 1994	PRC	Tutoring
Hunan Changsha Tongsheng Lake Experimental School and Kindergarten (“Changsha K-12”)	June 18, 1999	PRC	K-12 School
Jilin Clever Training School (“Jilin Tutoring”)	May 8, 2000	PRC	Tutoring
Shenyang Universe High School (“Shenyang K-12”)	December 8, 2003	PRC	K-12 School
Century College Bei You (“Beijing Century College”)	July 13, 2005	PRC	College
Su Da Applied Technology College (“Applied Technology College”)	April 29, 2006	PRC	College
Shuyang Galaxy School (“Shuyang K-12”)	November 1, 2008	PRC	K-12 School
Beijing Jinghan Yingcai Education and Technology Co., Ltd. (“Beijing JY Tutoring”)	January 21, 2009	PRC	Tutoring

The names of certain schools or companies referred to above represent management’s best effort in translating the Chinese names of these entities as no English names for these entities have been registered.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

2. Significant accounting policies

a. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). All amounts in the accompanying consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and an exchange rate of RMB6.8258, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

PRC regulations restrict foreign owned companies from directly investing in certain businesses providing educational services in China. In order to comply with these regulations, the Company through its PRC subsidiaries, has entered into exclusive technical consulting and service agreements (the “Service Agreements”) with a number of VIEs in China which are able to provide such educational services.

The shareholders of the VIEs, through share pledge agreements, have pledged all of their rights and interests in the VIEs, including voting rights and dividend rights, to the Company or its subsidiaries as collateral for their obligation to perform in accordance with the Service Agreements. Further, the shareholders of the VIEs, through an exclusive call option agreement, granted to the Company or its subsidiaries an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in the VIEs for an amount equal to the original cost of their investment should the purchase becomes permissible under the relevant PRC law.

Through the contractual agreements described above, Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian are VIEs in accordance with US GAAP for the following reasons:

•	Shareholders of VIEs lack the right to receive their expected residual returns;

•	Shareholders of VIEs lack the ability to make decisions about the activities of the VIEs that have a significant effect on their success; and

•	Substantially all of the VIEs’ businesses are conducted on behalf of the Company or its subsidiaries.

The Company, either directly or through its subsidiaries, is the primary beneficiary of the VIEs because it holds all the variable interests in the VIEs. As a result, the accounts and operations of the VIEs and their subsidiaries are included in the accompanying consolidated financial statements.

b. Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, goodwill and other intangible assets, income taxes, and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

c. Basis of consolidation

All significant inter-company transactions and balances have been eliminated upon consolidation. Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company.

d. Significant risks and uncertainties

The Group participates in a regulated and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the share market performance and public interest in companies operating in the PRC that are listed on share market in the United States; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s success in managing and integrating businesses acquired; and general risks associated with the education industry in the PRC.

e. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, money market funds, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

f. Restricted cash

Restricted cash relates to cash deposited into banking institutions as a security deposit to enable further borrowings from the bank.

g. Term deposits

Term deposits consist of bank deposits with original maturity of between three to twelve months.

h. Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers or students of the Company’s various subsidiaries and VIEs. An allowance for doubtful accounts is recorded in the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote.

i. Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on straight-line basis over the term of the land use right agreement or 50 years, whichever is shorter.

j. Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Buildings	20 – 50 years
Motor vehicles	5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

k. Construction in progress

Construction in progress represents property and equipment under construction or installation, which is recorded at actual cost. Cost comprises the original cost of equipment, installation costs and construction costs. Borrowing costs on qualifying assets are capitalized as part of the cost of the fixed assets until the assets are ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, at which time depreciation begins.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

l. Intangible assets, net

Finite lived intangible assets are initially recorded at fair value when acquired in a business combination and are amortized on a straight-line basis except student populations and customer relationships which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. The Group reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 7-“Intangible assets, net” for additional information):

Software	3 years to 5 years
Student populations	2.5 years to 15 years
Customer relationships	4.3 years to 5 years
Cooperative agreements	1.3 years to 10.3 years
Favorable leases	0.8 years to 20 years
Trade names	Indefinite

The Group has determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually in the fourth quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

m. Goodwill

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group completes the following two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is established using a combination of expected present value of future cash flow and income approach valuation methodology. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Group performs impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

n. Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses related to long-lived assets during the years ended December 31, 2007, 2008 and 2009.

o. Revenue recognition

Revenue for education program and services and sales of products are recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured. If a sales contract stipulates more than one deliverable and the deliverables are considered as multiple accounting units in accordance with ASC Topic 605, Revenue, the total revenue on such arrangements is allocated among the individual deliverables based on their relative fair values. If sufficient vendor-specific objective evidence of fair value does not exist for the allocation of revenue, the fee for the entire arrangement is recognized ratably over the term of the arrangement. Revenue is recorded net of business tax.

a) Educational programs and services

Educational programs and services mainly consist of primary and secondary curriculum education, university curriculum education, tutoring programs that supplement primary and secondary curriculum education and career enhancement and other corporate training programs that are

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

provided directly or indirectly to customers, where the Group is responsible for delivery of the programs and services. For the curriculum education programs, the tuition revenue, including accommodation, is recognized on a straight-line basis over the length of the course, which is typically over a period of a semester. For tutoring programs, tuition revenue is recognized on a straight-line basis over the period during which tutoring services are provided to students. Educational materials revenue, which is immaterial and has not been disclosed separately, relates to the sales of books, course materials, course notes for which the Group recognizes revenue when the materials have been delivered to students.

b) Sales of software products

Product revenues relates to revenues from the sale of educational compact disks (“CDs”). The sales arrangements do not include post customer support services and the Group does not provide customers with upgrades. The Group recognizes revenue for these products in accordance with US GAAP on the software revenue recognition guidance in ASC Topic 985-605, Software-Revenue Recognition.

p. Cost of revenues

Cost of revenues for educational programs and services primarily consist of costs paid to sales agents for their services, teaching fees and performance-linked bonuses paid to the teachers, rental payments for the schools and learning centers, depreciation and amortization of property, equipment and land use rights used in the provision of educational services and costs of educational materials.

Cost of revenues for software products primarily consists of raw material costs of compact disks and packing boxes.

q. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. The Group normalizes rent expense on operating leases that involve rent concessions.

r. Research and development

Research and development expenses comprise of: i) payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware, and ii) outsourced development cost. Except for costs related to internal use software and website development costs, the Group expenses all other research and development costs when incurred for the years and period presented.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

a) Software to be sold, leased or marketed

The Group recognizes costs to develop its online education technology platform and courseware in accordance with the guidance in ASC Topic 985-20, “Costs of Software to be Sold, Leased or Marketed”. Costs incurred for the development of online education technology platform and courseware prior to the establishment of technological feasibility is expensed when incurred. Once an online education technology platform or courseware has reached technological feasibility with a proven ability to operate in the market, all subsequent online education technology platform or courseware development costs are capitalized until the product is available for general release. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses technical design documentation.

b) Internal use software

The Group recognizes internally used software development costs in accordance with the guidance in Internal Use Software subtopic of ASC Topic 350. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

For the year ended December 31, 2007, the Group did not capitalize any internal use software. For the years ended December 31, 2008 and 2009, the Group capitalized certain internal use software development costs totaling approximately RMB3,068 and RMB10,285, respectively. The estimated useful life of costs capitalized is evaluated for each specific project as four years. For the years ended December 31, 2008 and 2009, the amortization of capitalized costs amounted to approximately RMB237 and RMB1,519, respectively, and have been included as part of general and administrative expenses. Capitalized internal use software and website development costs are included in intangible assets: others, net.

s. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB1,155, RMB16,843 and RMB44,233 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and marketing expenses.

t. Foreign currency translation

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, Hong Kong and the British Virgin Islands is the US$, while the functional currency of the other entities in the Group is the RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses,

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

u. Foreign currency risk

The RMB is regulated by the PRC government and is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Further, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB104,452, RMB72,898 and RMB385,497 at December 31, 2007, 2008 and 2009, respectively, which were denominated in RMB.

v. Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. Except for accounts receivable and accounts payable arising from school acquisitions, which are determined based on the incremental borrowing rate discounted using the effective interest method, the carrying values of other financial instruments approximate their fair values due to their short-term maturities.

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Refer to Note 25–”Fair value measurements” for additional information.

w. Net income per share

In accordance with US GAAP guidance on “Computation of Earnings Per Share” and “Participating Securities and the Two-Class Method”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

on their respective participating rights. All of the preferred shares of the Company are participating securities on a fixed basis (refer to Note 12 for dividend provisions of all preferred shares). Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary share equivalent consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

x. Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

y. Uncertain tax positions

The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Group believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Group adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties where applicable. See Note 16–“Income Taxes” for additional information. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48, now codified as ASC Topic 340. For the years ended December 31, 2007, 2008 and 2009, the Group did not have any interest and penalties associated with tax positions. See Note 16 for details of the Group’s tax position as of December 31, 2009.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

z. Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity.

aa. Imputation of interest on long-term receivables and payables

The Group imputes interest on non-current receivables and payables in accordance with ASC Topic 835-30. Two long-term payable balances and one long-term receivable balance arose as part of the Group’s business combinations during 2009. For the period ended December 31, 2009, net interest expense of RMB5,947 was imputed on the outstanding long-term receivable and payable balances using the incremental borrowing rate of approximately 6.82%.

bb. Share-based compensation

The Group grants share options to its employees, directors and non-employees. The Group measures the cost of employee services received at the grant-date the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. The Group records stock-based compensation expense on a straight-line basis over the requisite service period, generally four years.

Cost of services received from non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period the service is provided. Changes in fair value between the interim reporting dates are attributed consistent with method used in recognizing the original compensation costs.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

cc. Business Combinations

The Group accounted for acquisitions made in the year ended December 31, 2008 using the acquisition method in accordance with SFAS 141 “Business Combinations”.

In December 2007, the FASB issued a revision of the SFAS 141 business combinations accounting standard. On January 1, 2009, the Group adopted on a prospective basis SFAS 141(R) (now codified as ASC Topic 805, Business Combinations). This recently issued guidance significantly changed how business acquisitions were accounted for and impacts financial statements both on the acquisition date and in subsequent periods requiring:

•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	any non-controlling interest in the acquiree to be measured at fair value as of the acquisition date;

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

•	liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	an acquirer to expense acquisition-related costs; and

•	additional disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

In April 2009, the FASB amended this new accounting standard to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. The Group accounted for acquisitions made in the year ended December 31, 2009 using the acquisition method in accordance with ASC Topic 805.

dd. Borrowing costs

The Group capitalizes the borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset in accordance with ASC Topic 835-20, Capitalization of Interest.

ee. Recently issued accounting pronouncements

In May 2009, the FASB issued authoritative accounting guidance on subsequent events, a topic that was previously only addressed by auditing literature. The FASB clarified a subsequent event as either recognized subsequent events or non-recognized subsequent events, and modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. Furthermore, the guidance requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The authoritative guidance was effective for the interim or annual financial periods ending after June 15, 2009, and is applied prospectively. No significant unrecognized subsequent events were noted.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment will not have a material affect on the Group’s financial position, results of operations or liquidity.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment will not have a material affect on the Group’s financial position, results of operations or liquidity.

In October 2009, the FASB issued authoritative guidance on ASC Topic 605-25, “Revenue Recognition—Multiple-Element Arrangements.” This guidance modifies the revenue recognition guidance for arrangements that involve the delivery of multiple-elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. This accounting guidance is effective for the Group beginning January 1, 2011, but may be early adopted as of the first quarter of 2010 or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. The Group is currently evaluating the potential impact, if any, on the Group’s consolidated financial statements and timing of the adoption of this guidance.

In October 2009, the FASB amended the existing accounting guidance for how entities account for multiple-element arrangements that include both software and hardware elements, which typically resulted in the sale of hardware being accounted for under the software recognition rules. The software revenue recognition guidance in ASC Topic 985-605, “Software-Revenue Recognition,” changes revenue recognition for tangible products containing software elements and non-software elements. The tangible element of the product is always outside of the scope of the software revenue recognition rules, and the software elements of tangible products when the software element and non-software elements function together to deliver the product’s essential functionality are outside of the scope of the software rules. As a result, both the hardware and qualifying related software elements are excluded from the scope of the software revenue guidance and accounted for under the revised multiple-element revenue recognition guidance discussed above. This accounting guidance is effective for the Group beginning January 1, 2011 with early adoption permitted. However, early adoption is permitted only when ASC Topic 605-25 is also early adopted as of the same period. The Group is currently evaluating the impact, if any, the adoption of this guidance will have on the Group’s consolidated financial statements.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

3. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Accounts receivable	328,066	360,499	21,879
Less: allowance for doubtful accounts	—	—	(351)

Accounts receivable, net	328,066	360,499	21,528

4. Prepaid and other current assets

Prepaid and other current assets consisted of the following:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Prepaid rental fees	1,148	1,998	13,217
Rental deposits	722	1,408	8,672
Advances to staff	1,584	3,740	4,617
Value added tax (“VAT”) refund receivables	26,955	35,095	15,118
Deposits for purchase of land use rights	121,500	—	4,122
Prepaid professional service fees	—	28,513	5,443
Prepaid commissions	74,324	98,554	19,814
Prepayment for an operating lease arrangement (as set out in Note 22(24))	—	13,143	2,762
Receivables arising from the cancellation of agreements*	35,000	183,590	169,458
Prepayment for a product development project	—	—	40,000
Prepayment for cooperative rights to cooperating universities	—	—	17,949
Others	618	35,965	37,095

	261,851	402,006	338,267

*	RMB66,522 of receivables arising from the cancellation of agreements as at December 31, 2009 are secured by buildings. A further RMB51,801 of receivables classified in Other non-current assets are secured by the same buildings.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

5. Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Buildings	—	31,080	492,916
Motor vehicles	1,164	1,966	15,627
Office and computer equipment	4,297	13,442	98,420
Leasehold improvements	2,225	4,259	15,370

	7,686	50,747	622,333
Less: accumulated depreciation	(2,655)	(3,620)	(30,333)
Add: construction in progress	—	—	14,820

Total	5,031	47,127	606,820

For the years ended December 31, 2007, 2008 and 2009, depreciation expenses were RMB1,405, RMB2,184 and RMB30,245, respectively and are recorded in cost of revenues and general and administrative expenses.

As at December 31, 2009, the Group is in the process of applying for the building ownership certificates for certain buildings with total net carrying value of approximately RMB174,657.

6. Land use rights, net

Land use rights, net consisted of the following:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Land use rights	—	2,561	267,700
Less: accumulated amortization	—	—	(3,929)

Land use rights, net	—	2,561	263,771

Amortization expenses for land use rights amounted to RMB0, RMB0 and RMB3,929 for the years ended December 31, 2007, 2008 and 2009, respectively, and are recorded in cost of revenues and general and administrative expenses. The Group did not have any amortization expenses for the year ended December 31, 2008 as the land use rights were acquired in December 2008 as part of the Group’s acquisition of Shandong North Resource Information Technology Co. Ltd (“Shandong North Resources”) and Jinan Prosperous Resource Technology Co., Ltd. (together referred to as the “Shandong Software Companies”)

Based on the current land use rights held, future amortization expenses are estimated to be RMB6,353 per year for each of the next five years through December 31, 2014.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

7. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31, 2007			As of December 31, 2008			As of December 31, 2009
	Gross Carrying Amount	Accumu- lated Amorti- zation	Net Carrying Amount	Gross Carrying Amount	Accumu- lated Amorti- zation	Net Carrying Amount	Gross Carrying Amount	Accumu- lated Amorti- zation	Net Carrying Amount

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Trade names	—	—	—	72,776	—	72,776	303,686	—	303,686
Student populations	—	—	—	20,970	(2,754)	18,216	64,060	(14,880)	49,180
Software	155	(11)	144	20,066	(4,215)	15,851	43,018	(13,483)	29,535
Customer relationships	—	—	—	7,820	—	7,820	9,940	(3,663)	6,277
Cooperative Agreements*	—	—	—	150	(39)	111	101,963	(7,386)	94,577
Favorable Leases	—	—	—	927	(109)	818	63,237	(1,837)	61,400

Intangible assets	155	(11)	144	122,709	(7,117)	115,592	585,904	(41,249)	544,655

*	In connection with the acquisitions completed in 2008 and 2009, the Group identified certain cooperative agreements as intangible assets, which were entered into by the sellers prior to the acquisitions. These cooperative agreements offer the Group the right to be affiliated with certain reputable universities in China.

Amortization expenses for intangible assets amounted to RMB5, RMB7,106 and RMB34,132 for the years ended December 31, 2007, 2008 and 2009, respectively, and are included in general and administrative expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the future annual periods is as follows: 2010: RMB59,532, 2011: RMB34,164, 2012: RMB26,006, 2013: RMB22,113, 2014: RMB18,229, and cumulatively thereafter: RMB80,925.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

8. Goodwill

The Group did not have any goodwill as of December 31, 2007. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 were as follows:

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	—	—	—	—	—	—	—
Goodwill acquired during the year	181,506	—	181,506	38,567	—	38,567	220,073
Foreign currency translation adjustments	(494)	—	(494)	28	—	28	(466)

Balance as of December 31, 2008	181,012	—	181,012	38,595	—	38,595	219,607
Goodwill acquired during the year	279,731	244,977	524,708	126,891	157,868	284,759	809,467
Foreign currency translation adjustments	(222)	(112)	(334)	(61)	(87)	(148)	(482)

Balance as of December 31, 2009	460,521	244,865	705,386	165,425	157,781	323,206	1,028,592

The Group did not recognize any goodwill impairment losses during all periods presented.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

9. Accrued and other liabilities

Accrued and other liabilities consisted of the following:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Accrued payroll and welfare	1,627	5,661	45,385
Current portion of consideration payable for acquisitions	—	17,845	113,531
Other taxes payable	41,317	52,183	53,829
Professional service fees payable	13,679	12,359	5,052
Payable from the termination of sale of land use right	—	—	49,800
Amounts due to cooperating partners	—	—	18,813
Payments in advance	—	2,715	16,562
Accrued rental expense	—	—	4,435
Payable for equipment purchase	—	—	1,692
Others	2,818	13,567	52,835

Total	59,441	104,330	361,934

10. Short-term borrowings

Short-term borrowings consisted of the following:

As of December 31, 2009

RMB
Secured short-term bank loans	13,000
Unsecured short-term bank loans	100,000

Total	113,000

The Group did not have any short-term borrowings as of December 31, 2007 and 2008. As of December 31, 2009, secured short-term bank loans consisted of the following two bank loans:

•	RMB2,000 repayable on May 25, 2010 and bearing interest at 6.37% per annum. The loan was secured by a building with a net carrying value of approximately RMB8,452.

•	RMB11,000 repayable on September 15, 2010 and bearing interest at 6.37% per annum. The loan was secured by a land use right with a net carrying value of approximately RMB12,286.

As of December 31, 2009, the Group has the following unsecured short-term bank loans:

•	RMB60,000 with a maturity date of June 28, 2010 and bearing interest at 4.86% per annum.

•	RMB20,000 with a maturity date of May 4, 2010 and bearing interest at 5.34% per annum. The loan was guaranteed by a third party.

•	RMB20,000 with a maturity date of January 29, 2010 and bearing interest at 5.34% per annum. The loan was jointly guaranteed by a third party and a minority shareholder of the Group. This

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

loan was subsequently renewed on January 29, 2010 at no additional cost. The renewed borrowing is due to be repaid on July 26, 2010.

None of these short-term bank loans have guarantee fees.

The above short-term borrowings incurred interest expenses for the years ended December 31, 2007, 2008 and 2009 of RMB0, RMB0 and RMB545, respectively, of which RMB0, RMB0 and RMB216 was capitalized as additions to construction in-progress in the same respective years. The weighted average interest rate of bank loans outstanding as of December 31, 2009 was 6.37% per annum. The fair value of the short-term bank loans approximate their carrying amounts.

11. Long-term borrowings

Long-term borrowings consisted of the following:

As of December 31, 2009

RMB
Secured long-term bank loans	41,500
Unsecured long-term bank loans	120,500

Total	162,000
Less: current portion of long-term bank loans	(89,000)

Non-current portion of long-term bank loans	73,000

The Group did not have any long-term loans as of December 31, 2007 and 2008. In the year ended December 31, 2009, the Group entered into fifteen long-term loan agreements with local banks with terms ranging from one year to seven years to finance its working capital requirements. The twelve loans from one bank bear a floating interest rate at 120% of PBOC’s base lending rate per annum and are re-priced annually. The other three loans bear a floating interest rate at PBOC’s base lending rate per annum and are re-priced annually. The weighted average interest rate of bank loans outstanding as of December 31, 2009 was 6.76% per annum and all were denominated in RMB. None of the loan agreements contains any financial covenant.

Secured long-term bank loans of RMB41,500 were secured by land use rights and buildings with a net carrying value of approximately RMB50,948. Unsecured long-term bank loans were guaranteed by the following parties:

•	bank loans of RMB35,500 were guaranteed by a related party, Shanghai Yunhai Group.

•	bank loans of RMB10,000 were guaranteed by an independent guarantee company, Jiangsu Yongtailong Investment Guarantee Co., Ltd.

•	bank loans of RMB5,000 were guaranteed by an independent guarantee company, Jiangsu Donghaoling Investment Co., Ltd.

•	bank loans of RMB10,000 were guaranteed by a subsidiary of a related party, Yunhai Resort.

•	bank loans of RMB60,000 were guaranteed by an independent guarantee company, Huaxia Credit Guarantee Co., Ltd.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The above long-term loans incurred guarantee fees of RMB1,040 and interest expenses of RMB10,825 for the year ended December 31, 2009, of which RMB1,843 was capitalized in additions to construction in-progress in the same year. The fair value of the long-term bank loans approximate their carrying amounts.

The repayment schedule of the long-term borrowings is as follows:

As of December 31, 2009

RMB
Within one year	89,000
Between one and two years	25,000
Between two and three years	10,000
Between three and four years	20,000
Between four and five years	6,000
Beyond five years	12,000

12. Convertible preferred shares

Series A Convertible Preferred Shares

On February 10, 2005, the shareholders of Ambow Online, which was the predecessor of the Company, exchanged their shareholdings in Ambow Online for 1,800,000 Series A convertible preferred shares issued by AECL. At the same time as this reorganization, AECL issued 2,500,000 Series A convertible preferred shares to a creditor in exchange for the extinguishment of its loan outstanding at the time. The loan extinguishment was accounted for based on the fair value of Series A convertible preferred shares issued to the creditor.

These preferred shares were then exchanged on a 1 for 3 basis for preferred shares of the Company with equivalent rights, preferences, and privileges on July 18, 2007.

The Group has classified the Series A convertible preferred shares as equity as these preferred shares cannot be redeemed.

Series B Convertible Preferred Shares

On December 2, 2005 and April 19, 2006, the Company issued an aggregate of 5,803,567 Series B convertible preferred shares for a purchase price of US$2.24 per share, net of issuance costs of US$801. Upon the first closing, the Company issued an additional 111,607 Series B convertible preferred shares upon the automatic conversion of US$150 convertible promissory notes held by a creditor at the time. A beneficial conversion feature of US$100 was recognized upon the automatic conversion of the convertible promissory notes based upon the fair value of the preferred shares received by the creditor.

In December 2005, in conjunction with the issuance of the Series B convertible preferred shares, the Company issued to its placement agent warrants to purchase an aggregate of 196,731 Series B convertible preferred shares at an exercise price of US$2.24 per share.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

These preferred shares were then exchanged on a 1 for 3 basis for preferred shares of the Company with equivalent rights, preferences, and privileges on July 18, 2007. On July 20, 2007 the holders of the Series B convertible preferred shares waived their redemption rights at the time the Series C convertible redeemable preferred shares were issued.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series B convertible preferred shares because the initial effective conversion price of Series B convertible preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series B convertible preferred shares as equity as these preferred shares cannot be redeemed.

Series C Convertible Redeemable Preferred Shares

On July 27, 2007 and September 6, 2007, the Company issued an aggregate of 20,922,307 Series C convertible redeemable preferred shares for a purchase price of US$2.3181 per share, net of issuance costs of US$1,111. Upon the first closing, the Company issued an additional 2,465,074 Series C convertible redeemable preferred shares upon the automatic conversion of US$4,000 convertible promissory notes held by a creditor at the time. A beneficial conversion feature of US$1,714 was recognized upon the automatic conversion of the convertible promissory notes based upon the fair value of the preferred shares received by the creditor.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series C convertible redeemable preferred shares because the initial effective conversion price of Series C convertible redeemable preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series C convertible redeemable preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders after July 20, 2012.

Series D Convertible Redeemable Preferred Shares

On September 8, 2008, September 23, 2008 and September 26, 2008, the Company issued an aggregate of 26,722,649 Series D convertible redeemable preferred shares for a purchase price of US$3.8544 per share, net of issuance costs of US$328.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series D convertible redeemable preferred shares because the initial effective conversion price of Series D convertible redeemable preferred shares was higher than the fair value of the Group’s ordinary shares determined based on an independent third party valuation.

The Group has classified the Series D convertible redeemable preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders after July 20, 2012.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The key terms of the preferred shares are summarized as follows:

Dividend provisions

The holders of the preferred shares are entitled to receive non-cumulative dividends in preference of any payment of any dividend on ordinary shares, as and when declared by the Board of Directors as follows:

Series A convertible preferred shares	US$0.0050 per share, per annum
Series B convertible preferred shares	US$0.0597 per share, per annum
Series C convertible redeemable preferred shares	US$0.1855 per share, per annum
Series D convertible redeemable preferred shares	US$0.3084 per share, per annum

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount as shown below, plus all declared and unpaid dividends. After such payment has been paid to holders of preferred shares, any remaining assets of the Company shall be distributed to the holders of ordinary shares and preferred shares pro rata on an as-converted basis:

Series A convertible preferred shares	US$0.0833 per share
Series B convertible preferred shares	US$0.7467 per share
Series C convertible redeemable preferred shares	US$2.3181 per share
Series D convertible redeemable preferred shares	US$3.8544 per share

Conversion rights

Each preferred share is convertible, at the option of the holder, at any time after the date of issuance of such preferred share according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and recapitalization. Each preferred share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each preferred share is the same as its original issuance price and no adjustments to conversion price have occurred, other than for the preferred shares outstanding at the time of the 1 for 3 share exchange in July 2007. At December 31, 2009, each preferred share is convertible into one ordinary share.

Each preferred share automatically converts into ordinary shares upon the earlier of (i) the closing of an initial public offering at a price per share that reflects a pre-offering valuation of the Company of not less than US$600,000 (a “Qualified Public Offering”), or (ii) the written consent of holders of a majority of the outstanding shares of such series of preferred shares; provided that the conversion of Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares into ordinary shares pursuant to the foregoing clause

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

shall also require the written consent of at least two thirds of the outstanding shares of such series of preferred shares.

Voting rights

The holders of the preferred shares each has the right to one vote for each common share into which such series of preferred shares could then be converted, and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common shares.

Redemption rights

At the date of issuance, subject to certain conditions, the holders of a majority of the outstanding Series B convertible preferred shares could require the Company to redeem the preferred shares in cash at the original purchase price plus all declared but unpaid dividends. However, the holders of the Series B convertible preferred shares waived their redemption rights at the time the Series C convertible redeemable preferred shares were issued. Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and so were reclassified from mezzanine equity to equity.

At any time after July 20, 2012, provided that a Qualified Public Offering has not occurred, the holders of a majority of the outstanding Series C convertible redeemable preferred shares or the holders of at least two thirds of the outstanding Series D convertible redeemable preferred shares may require the Company to redeem all of such series of preferred shares in cash equal to the greater of (i) original purchase price plus all declared but unpaid dividends, or (ii) their fair market value.

The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares are greater than their original purchase price as of December 31, 2007, 2008 and 2009. The accretion to the redemption value using the effective interest method was reflected as a reduction to net income to arrive at net (loss) income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB1,407, RMB67,768 and RMB157,877 for the years ended December 31, 2007, 2008 and 2009, respectively.

13. Ordinary shares

On December 15, 2004, AECL issued 4,200,000 ordinary shares (12,600,000 ordinary shares, as adjusted for the 1 for 3 share exchange in July 2007) to the Company’s Chief Executive Officer, as compensation. On July 18, 2007, AECL further issued an additional 2,500,000 ordinary shares (7,500,000 ordinary shares, as adjusted for the 1 for 3 share exchange in July 2007) upon the exercise of warrants to purchase ordinary shares held by CStar Investments Holding Limited.

The Company was incorporated in the Cayman Islands on June 26, 2007 and became the holding company of the Group pursuant to the reorganization as described in Note 1. In July 2007,

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

pursuant to a share exchange agreement, all the then existing shareholders of AECL exchanged their respective 6,700,000 ordinary shares for 20,100,000 ordinary shares of the Company. As a result, AECL became a wholly owned subsidiary of the Company. The rights of the ordinary shares issued by the Company are the same as those originally issued by AECL. The newly issued shares had a par value at US$0.0001 per share. The Company has accounted for the share exchange agreement as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests. All share and per share data have been restated to reflect the retroactive effect of the share exchange in July 2007.

During the years ended December 31, 2008 and December 31, 2009, the Company issued 13,487,586 and 11,412,077 ordinary shares as consideration for acquisitions completed in 2008 and 2009. During the three months ended March 31, 2010, the Company issued 1,221,568 ordinary shares as consideration for acquisitions previously completed in 2009. See Note 22 “Acquisitions” for additional information.

14. Warrants

In March 2005, AECL granted warrants to purchase 2,500,000 ordinary shares to CStar Investments Holding Limited in exchange for services provided. Compensation cost was recognized on that date based upon the fair value of warrants granted. These warrants were exercised on July 18, 2007.

In December 2005, in conjunction with the placement of Series B convertible preferred shares, the Company issued the placement agent with warrants to purchase an aggregate of 196,731 Series B convertible preferred shares at an exercise price of US$2.24 per share (590,193 Series B convertible preferred shares at an exercise price of US$0.75 per share, as adjusted for the 1 for 3 share exchange in July 2007). These warrants will expire upon the earlier of (i) five years after their issuance, or (ii) the initial public offering of the Company’s equity securities. The warrants were initially recorded as a liability based on their estimated fair value in accordance with ASC Topic 480 “Distinguishing Liabilities From Equity”. Since July 20, 2007, the Series B convertible preferred shares were no longer redeemable and hence these warrants were reclassified from a liability to equity.

The aggregate fair value of the placement agent warrants at issuance and on July 20, 2007 was US$196 and US$363, respectively. The fair value of these warrants was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	Issuance	July 20, 2007

Expected volatility	43% to 45%	34%
Risk-free interest rate	5.00%	4.53%
Expected dividend	—	—
Expected life of the warrant	5 years	3 years
Fair value of preferred share	US$2.20	US$3.69

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

15. Share option plan

On February 4, 2005, the Group adopted the 2005 Share Incentive Plan, or the “2005 Plan”, under which the Group may grant options to purchase up to 1,500,000 ordinary shares of the Company to its employees, external directors and consultants. On November 14, 2008 the Board of Directors subsequently raised the number of options available to be granted to 20,282,353 shares. In the event that any outstanding option or other right for any reason expires, is cancelled, or otherwise terminated, the shares allocable to the unexercised portion of the 2005 Plan or other right shall again be available for the purposes of the 2005 Plan.

An individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or any parent or subsidiary of the Company shall not be eligible for designation as an optionee or purchaser unless:

(i)	the per share exercise price shall be not less than 110% of the fair market value per share on the date of grant;

(ii)	the purchase price shall be not less than 100% of the fair market value per share on the date of grant; and

(iii)	in the case of an Incentive Shares Option (“ISO”), such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

The 2005 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Board of Directors’ discretion. Option awards are granted with an exercise price determined by the Board of Directors; those option awards generally vest based on 4 years of continuous service and expire in 10 years. As of December 31, 2007, 2008 and 2009, options granted to employees to purchase 5,438,100, 7,970,800 and 9,901,485 shares of ordinary shares and to non-employees to purchase 1,500,000, 1,970,000 and 2,020,000 shares of ordinary shares were outstanding, and options to purchase 6,248,329, 10,341,553 and 8,360,868 ordinary shares were still available for future grants.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

A summary of the share option activity under the 2005 Plan as of December 31, 2007, 2008 and 2009 is as follows:

	Year ended December 31, 2007				Year ended December 31, 2008				Year ended December 31, 2009
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of year	6,206,100	0.25			6,938,100	0.30	7.7	61,754	9,940,800	4.23	7.5	163,835
Granted	732,000	0.90			3,006,000	13.60	—		3,373,885	25.98	—
Forfeited	—	—			(3,300)	0.81	—		(1,393,200)	24.48	—
Outstanding at end of year	6,938,100	0.30	7.7	61,754	9,940,800	4.23	7.5	163,835	11,921,485	8.01	6.9	253,681
Exercisable at end of year	3,933,945	0.10	7.3	35,796	5,496,188	0.17	6.5	112,860	7,459,076	2.32	6.0	201,160

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Management of the Group is responsible for determining the fair value of options granted and considered a number of factors including valuations. The fair values of option awards were estimated as of the date of grant using the Black-Scholes option valuation model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and requires the input of subjective assumptions, including the expected stock price volatility and estimated option life. Expected volatility is estimated based on historical volatility of comparable public companies for the period before the grant date with length commensurate to expected term of the options. Expected term is the period the options is expected to remain unexercised. The risk free rate is estimated based on the yield to maturity of China Sovereign bonds denominated in USD as at the grant date. No dividends were assumed in the Company’s estimated option values. Assumptions used in the Black-Scholes model are presented below:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Risk-free rate of return	4.80%~4.99%	3.40%~4.54%	3.30%~4.50%
Expected term	6.1~7.4	6.1~9.7	5.2~9.7
Volatility rate	42.00%~49.58%	44.96%~52.11%	44.04%~50.87%
Weighted average volatility rate	46.46%	46.76%	45.62%
Dividend yield	—	—	—

The Company estimates the forfeiture rate to be 3% for share options granted as of December 31, 2009.

The Company recorded share-based compensation expenses of RMB5,151, RMB9,990 and RMB13,531 during the years ended December 31, 2007, 2008 and 2009, respectively, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of option vested are RMB2,315, RMB3,604 and RMB8,300 for employees and RMB1,842, RMB4,124 and RMB5,610 for non-employees during the years ended December 31, 2007, 2008 and 2009, respectively. Weighted average grant date fair values per share are RMB6.35, RMB5.77 and RMB12.10 during the years ended December 31, 2007, 2008 and 2009. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the years ended December 31, 2007, 2008 and 2009.

As of December 31, 2009, there was RMB35,662 of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the 2005 Plan. That cost is expected to be recognized over a weighted-average period of 2.08 years.

16. Taxation

a. VAT

Ambow Online and the Shandong Software Companies are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

For all periods presented, Ambow Online and the Shandong software companies have met these criteria and therefore were entitled to the VAT refund. For the years ended December 31, 2007, 2008 and 2009, the VAT payable amounted to approximately RMB4,558, RMB9,822 and RMB12,568, respectively.

Suzhou Yisichuangyi Technology Co., Ltd. (“Suzhou Career Enhancement”) is a small scale VAT taxpayer, and in 2009 was subject to 3% VAT on the revenue from software products sold within the PRC.

b. Business tax

In China, business taxes are imposed by the government on the revenues arising from the provision of taxable services, the transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. Other than revenues generated from degree oriented educational activities provided by private schools that are accredited to issue diplomas or degree certificates recognized by the Ministry of Education of the PRC which are exempted from business tax, the applicable business tax rate for the Group’s revenues generally ranges from 3% to 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues.

c. Income taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to taxation.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 17.5% on assessable profits in 2007, and at 16.5% since the beginning of 2008, the effective date that the Hong Kong government promulgated a 1% decrease in the profit tax rate.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

PRC

Significant components of the provision for income taxes on earnings for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Years ended December 31,
	2007	2008	2009

	RMB	RMB	RMB
Current:
PRC	10,578	7,842	7,827

Deferred:
PRC	—	(107)	(6,265)

Provision for income tax	10,578	7,735	1,562

Corporate entities

Prior to January 1, 2008, the Group’s subsidiaries and VIEs that were registered as companies in the PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises (“FIE”) and Foreign Enterprises and domestic enterprise income tax regulations (the “previous income tax laws and rules”). Pursuant to the previous income tax laws and rules, all companies were generally subject to a statutory tax rate of 33% on PRC taxable income. Under the previous income tax laws and rules, High and New Technology Enterprises and software enterprises could enjoy certain income tax holidays or preferential income tax rates.

In March 2007, the Chinese government enacted the new Corporate Income Tax Law (“New CIT Law”), and promulgated the related Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation came into effect on January 1, 2008. New CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and New Technology Enterprises can still enjoy a favorable tax rate of 15%.

New CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, the Corporate Income Tax Law provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for High and New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules.

New CIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdiction

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

that have a tax treaty or arrangement with China and the FIE’s immediate holding company satisfies the criteria of beneficial owner as set out in Circular Guoshuihan [2009] No. 601. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the New CIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to New CIT Law and New CIT implementation regulation, a tax resident enterprise is an entity incorporated in the PRC, or incorporated outside the PRC but its “place of effective management” is in the PRC. The Company assessed and concluded that it does not satisfy the definition of a tax resident enterprise. The Company has further determined that its FIEs in China will not declare any dividend should the withholding tax on dividends be applied. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIEs in China for the years ended December 31, 2007, 2008 and 2009.

A summary of the preferential tax treatments available to the Group’s significant PRC entities as of December 31, 2009 is as follows:

(i)	Ambow Online was recognized as a “Software Enterprise” and a “High and New Technology Enterprises”, and was exempted from income tax on its profits for 2008 and 2009, and is subject to a 50% reduction in income tax rate from 2010 to 2012. Ambow Online was subject to income tax at an overall income tax rate of 33% in 2007.

(ii)	Certain companies were recognized as “Software Enterprises” and were exempt from income tax on their profits for 2005 and 2006, and were subject to a 50% reduction in income tax rate from 2007 to 2009.

During the years ended December 31, 2007, 2008 and 2009, if the Company’s corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in tax expense and its net income per share effects would have been as follows:

	Years ended December 31,
	2007	2008	2009

	RMB	RMB	RMB
Increase in tax expense	—	(16,521)	(39,083)
Net income per share—basic	—	(0.72)	(1.00)

Net income per share—diluted	—	(0.72)	(1.00)

Private schools and colleges

For the Group’s companies providing education services they are taxed as corporate enterprises as referred to above. Prior to January 1, 2008, private schools or colleges were subject to income tax determined in accordance with the Law for Promoting Private Education (2003) and the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Implementation Rules for the Law for Promoting Private Education (2004). For those private schools or colleges not registered as requiring reasonable returns they were treated in a similar manner to public schools and were generally not subject to income taxes. For private schools or colleges operated for reasonable returns they were normally subject to income taxes at 33% prior to 2008 or 25% after January 1, 2008 but were sometimes subject to deemed amounts or rates of income tax to be determined by the relevant tax authorities. To date, no separate regulations or guidelines have been released on how to define reasonable return for the purposes of assessing a school’s tax status before January 1, 2008, nor on what preferential tax treatments should be applied locally. In certain cities, schools that were registered as requiring reasonable returns were subject to income tax of between 1.75% to 3.0% on gross revenue or a fixed tax amount.

New CIT Law includes specific criteria that need to be met by an entity to qualify as a not-for-profit organization in order to be exempt from corporate income tax. In November 2009, the MOF and SAT jointly issued the “Circular on Management Issues Concerning Not-for-Profit Organizations’ Eligibility for Tax Exemption”. This circular set out further clarification of the requirements for not-for-profit organizations, and stipulated that only not-for-profit organizations certified jointly by finance and taxation authorities are entitled to tax exemption, and the circular shall be implemented as of January 1, 2008. However, as of March 31, 2010 the detailed implementation guidance has not been provided to local tax authorities on how to apply these changes to schools and colleges.

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2007	2008	2009
	RMB	RMB	RMB

Current deferred tax assets	—	—	1,689

Non-current deferred tax assets	—	2,995	17,971
Less: valuation allowance on non-current deferred tax assets	—	(2,926)	(17,468)

Total non-current deferred tax assets, net	—	69	503

Total deferred tax assets, net	—	69	2,192

Non-current deferred tax liabilities:
—Unrecognized valuation surplus and deficit—Acquisition	—	22,926	167,553
—Unrecognized valuation surplus and deficit—Transfer due to amortization		(38)	(4,180)

Total deferred tax liabilities	—	22,888	163,373

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Reconciliation between total income tax expense and the amount computed by applying the weighted average statutory income tax rate to income before income taxes is as follows:

	Years ended December 31,
	2007		2008		2009

	%		%		%
Weighted average statutory tax rate	33%		24%		24%
Tax effect of preferential tax treatments	—		(22%	)	(28%	)
Tax effect of non-deductible expenses	4%		18%		3%
Tax effect of non-taxable income	(18%	)	(15%	)	(11%	)
Tax effect of tax -exempt entities	17%		2%		3%
Changes in valuation allowance	(12%	)	3%		10%

Effective tax rates	24%		10%		1%

d. Uncertain tax positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	As of December 31,
	2007	2008	2009

	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	—	—	1,663
Increase due to business combinations*	—	264	19,738
Increases related to current tax positions	—	1,399	5,034

Unrecognized tax benefits, end of year	—	1,663	26,435

*	The Group received an indemnification from every seller for unrecognized tax benefits payable arising from business combinations (see Note 22—“Acquisitions” for additional information) and recognized a corresponding tax indemnification asset at the acquisition date. The indemnification asset will continue to be measured on the same basis as the related unrecognized tax benefits payable, subject to collectability and contractual limitations on the indemnified amount until they are collected, sold, cancelled, or expire. Accordingly, the entire amount of unrecognized tax benefits arising from business combinations , if recognized, would not have any effect on the Group’s annual effective tax rate.

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all periods presented on the basis that the likelihood of penalties and interest being charged is not considered to be high and are also indemnified by the sellers.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2009 to be material in the next twelve months.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2004 to 2008 remain subject to examination by the tax authorities. There are no ongoing examinations by taxing authorities as at March 31, 2010.

17. Net income (loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years ended December 31,
	2007	2008	2009

	RMB	RMB	RMB

Numerator:
Net income attributable to Ambow Education Holding Ltd.	34,237	67,360	138,236
Preferred shares redemption value accretion	(1,407)	(67,768)	(157,877)
Allocation of net income to participating preferred shareholders*	(20,837)	(53,949)	(93,611)

Numerator for basic income (loss) per share	11,993	(54,357)	(113,252)

Dilutive effect of Series A convertible preferred shares	489	—	—
Numerator for diluted income (loss) per share	12,482	(54,357)	(113,252)

Denominator:
Denominator for basic income (loss) per share—weighted average ordinary shares outstanding	16,031,507	23,038,853	39,193,092
Dilutive effect of warrants**	4,068,493	—	—
Dilutive effect of Series A convertible preferred shares**	12,900,000	—	—
Dilutive effect of share options**	4,622,476	—	—

Denominator for diluted income (loss) per share—weighted average ordinary shares outstanding	37,622,476	23,038,853	39,193,092

Basic income (loss) per share	0.75	(2.36)	(2.89)
Diluted income (loss) per share	0.33	(2.36)	(2.89)

*	Net income for the periods has been allocated to preferred shares and ordinary shares based on their respective rights to share in dividends.

**	The potentially dilutive warrants, preferred shares and options were excluded from the calculation of dilutive net income (loss) per share in those periods where their inclusion would be anti-dilutive.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

18. Related party transactions

The Group has entered into a number of transactions with related parties:

(a) Transactions

The Group entered into the following transactions with related parties:

	Years ended December 31,
Transactions	2007	2008	2009

	RMB	RMB	RMB
Issuance of convertible promissory notes to preferred shareholders	30,678	—	—
Receipt of consulting services from a company owned by a family member of Jilin Tutoring principal	—	2,000	—
Financing to the minority shareholder of Taishidian Holding and one of its subsidiaries	—	—	37,405
Sales of software to companies owned by a family member of Jilin Tutoring principal	—	—	11,198
Sales of software to a company owned by principal of Shanghai Hero Educational Technology Training School (“Shanghai Career Enhancement”)	—	—	6,460
Sales of software to a company owned by a family member of Changsha Bull’s Ear Education Consulting Co., Ltd. (“Changsha Career Enhancement”) chairman of the board of directors	—	—	3,525
Sales of software to a company owned by CEO of Beijing Century Bersen Consulting Co., Ltd (“Beijing Century Tutoring”)	—	—	2,947
Sales of software to a company owned by honorary principal of Guangzhou Modern Olympic Training School (“Guangzhou HP Tutoring”)	—	—	200
Receipt of consulting services from a company owned by a family member of Jilin Tutoring principal	—	—	9,573
Receipt of consulting services from a company owned by the family member of the principal of Tianjin Peace School (“Tianjin Tutoring”)	—	—	1,805
Receipt of consulting services from a company owned by principal of Beijing YZ Tutoring			1,505
Receipt of property management services from the former shareholder of Changsha K-12	—	—	2,559

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(b) The Group had the following balances with related parties:

	Amounts due from related parties			Amounts due to related parties
	As of December 31,			As of December 31,
Relationship	2007	2008	2009	2007	2008	2009

	RMB	RMB	RMB	RMB	RMB	RMB
Principal of Xi’an Dragon Continuation School (“Xi’an Tutoring”)	—	2,339	2,774	—	—	—
Principal of Beijing YZ Tutoring	—	9,259	8,593	—	—	—
Principal of Jilin Tutoring	—	502	481	—	1,000	110
Former owner of Beijing Away United Technology Co., Ltd. (“Beijing Away Career Enhancement”)	—	1,000	1,000	—	—	—
Former principal of Dalian Hope School (“Dalian Career Enhancement”) and a senior manager of the Group	—	1,113	1,064	—	—	—
Family member of Changsha Tutoring principal	—	3,648	171	—	—	—
Principal of Shuyang K-12	—	13,237	1,556	—	—	—
The director of Beijing SIWA Future Education Enterprise Co., Ltd (“SIWA Future Holding”)	—	—	56	—	—	—
A company established by the director of SIWA Future Holding and its subsidiary	—	—	92,071	—	—	701
A fund established by the director of SIWA Future Holding	—	—	—	—	—	14
Subsidiary of the minority shareholder of Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd. (“Taishidian Holding”)	—	—	5,110	—	—	—
Minority shareholder of Taishidian Holding	—	—	11,892	—	—	4,000
The chairman of the board of directors of Taishidian Holding	—	—	20,400	—	—	—
Former shareholder of Changsha K-12	—	—	28,566	—	—	1,262
Former shareholder of Shenyang K-12	—	—	44	—	—	—
Subsidiary of former shareholder of Shenyang K-12	—	—	29,350	—	—	275
Principal of Shanghai Career Enhancement	—	—	3,178	—	—	—
Principal of Zhengzhou Experimental Continuation School (“Zhengzhou Tutoring”)	—	758	377	—	—	—

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

	Amounts due from related parties			Amounts due to related parties
	As of December 31,			As of December 31,
Relationship	2007	2008	2009	2007	2008	2009

	RMB	RMB	RMB	RMB	RMB	RMB
Principal of Shenyang K-12	—	—	367	—	—	—
Principal of Changsha Career Enhancement	—	—	5,379	—	—	—
Principal of Tianjin Tutoring	—	—	5,783	—	—	—
A company owned by the family member of principal of Tianjin Tutoring	—	—	—	—	—	150
Principal of Tianjin Changcheng Occupational Training School (“Tianjin Career Enhancement”)	—	457	193	—	—	2,174
The general manager of Shandong North Resource	—	3,580	—	—	—	—
Former owner of Jinan Prosperous Resource Technology Co., Ltd.	—	1,490	1,490	—	—	—
Subsidiary of the former shareholder of Changsha K-12	—	—	52	—	—	2,843
Former Owner of Medium Range Online (Beijing) Technology Co., Ltd. (“Beijing IT Career Enhancement”)	—	—	833	—	—	670
A school established by SIWA Future Holding director’s family member	—	—	—	—	—	83
CEO of Beijing Century Tutoring	—	—	4,737	—	—	—
Former shareholder of Guangzhou HP Tutoring	—	—	371	—	—	—
Former owner and currently general manager of Beijing JY Tutoring	—	—	800	—	—	—
Former owner of Guangzhou Depth Pools Education Training Center (“Guangzhou DP Tutoring”)	—	—	5,010	—	—	—
CEO of Suzhou Career Enhancement	—	—	784	—	—	—

	—	37,383	232,482	—	1,000	12,282

The above balances are non-interest bearing and unsecured with no fixed repayment terms.

Balances related to indemnifications from the sellers are RMB0, RMB5,312 and RMB41,491 as at December 31, 2007, 2008 and 2009, respectively.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

19. Commitments and contingencies

Operating leases

The Group leases offices and classroom under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases at December 31, 2009 were as follows:

Amount

RMB
2010	67,687
2011	49,452
2012	35,386
2013	31,507
2014	26,217
Thereafter	371,935

Total	582,184

Rent expenses for all cancelable and non-cancelable leases were approximately RMB3,543, RMB12,564 and RMB57,508 for years ended December 31, 2007, 2008 and 2009, respectively.

Capital commitment

Amount

RMB
Capital commitment for purchase of property and equipment	4,700
Capital commitment for purchase of intangible assets	—

Total	4,700

Contingencies

There were no significant legal contingencies during all periods presented.

20. Segment information

US GAAP guidance on ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has four operating segments which are Tutoring, K-12 Schools, Career Enhancement, and Colleges. These four operating segments are also identified as reportable segments. The reportable segments of tutoring and K-12 schools are grouped under the “Better Schools” division because the segments offer programs and education services using a standards-based curriculum that enables students to improve their academic results and educational opportunities. The reportable segments of career enhancement and colleges are grouped under the “Better Jobs” division because the segments offer services and programs that facilitate post-secondary students to obtain more attractive employment opportunities. Since the Group commenced a number of acquisitions of education institutions in 2008 (see Note 22 “Acquisitions” for additional information), the Group has been organized as four operating segments encompassing all of the Group’s business operations. The Group adjusted its operating segments and has reclassified results of all periods presented to conform to the revised operating segments as of December 31, 2009.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on each reporting segment’s revenues, cost of revenues, and gross profit. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. Revenues, cost of revenues and gross profit by segment were as follows:

For the year ended December 31, 2007

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	137,320	—	137,320	181,611	—	181,611	318,931
Cost of revenues	(93,862)	—	(93,862)	(111,757)	—	(111,757)	(205,619)

Gross profit	43,458	—	43,458	69,854	—	69,854	113,312

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

For the year ended December 31, 2008

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	250,274	9,126	259,400	248,969	—	248,969	508,369
Cost of revenues	(171,008)	(8,772)	(179,780)	(147,388)	—	(147,388)	(327,168)

Gross profit	79,266	354	79,620	101,581	—	101,581	181,201

For the year ended December 31, 2009

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	360,059	131,413	491,472	266,304	144,250	410,554	902,026
Cost of revenues	(160,386)	(81,321)	(241,707)	(99,802)	(67,476)	(167,278)	(408,985)

Gross profit	199,673	50,092	249,765	166,502	76,774	243,276	493,041

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

21. Mainland China contribution and profit appropriation

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB2,518, RMB7,667 and RMB24,569 for the years ended December 31, 2007, 2008 and 2009, respectively.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries in the PRC, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

reserve, enterprise expansion reserve and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in the Group’s PRC statutory accounts. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the China Company Laws, the Group’s VIEs established in China make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve. The Company’s or its subsidiaries’ VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus reserve until the reserve reaches 50% of each entity’s registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, an appropriation to the statutory public welfare reserve is no longer mandatory. Appropriation to the discretionary surplus reserve is made at the discretion of the board of directors of the VIEs.

In accordance with the Law of Promoting Private Education (2003), the Group’s school subsidiaries in China must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of at least 25% of after-tax profits or the increase in net assets of private education schools (as determined under accounting principles generally accepted in the PRC at each year-end) to the statutory reserve.

The following table presents the Group’s appropriations to the general reserve fund, statutory surplus reserve and education development reserve for the years ended December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	2008	2009

Statutory surplus reserve	3,039	15,275	24,090
Education development reserve	—	1,010	10,065

Total	3,039	16,285	34,155

The general reserve and statutory surplus reserve are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The education development fund is restricted to investing in fixed assets and the expansion of the respective school. The other reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except in the event of liquidation.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

22. Acquisitions

The following table summarizes the business combinations completed during the two years ended December 31, 2008 and 2009:

		Date of acquisition	Purchase price	Goodwill	Intangibles with indefinite life	Amortizable intangibles

			RMB	RMB	RMB	RMB
Entities acquired during the year ended December 31, 2008
(1)	Xi’an Tutoring	Mar 12, 2008	35,137	22,909	7,760	—
(2)	Jilin Tutoring	Aug 10, 2008	38,027	24,131	9,140	6,920
(3)	Beijing YZ Tutoring	Aug 15, 2008	79,640	55,018	20,710	7,610
(4)	Dalian Career Enhancement	Aug 29, 2008	12,990	9,242	3,110	150
(5)	Tianjin Yimatong Technology Development Co., Ltd. (“Tianjin Holding”)	Sep 8, 2008	18,200	12,938	3,920	320
(6)	Beijing Away Career Enhancement	Oct 9, 2008	21,896	16,387	5,190	—
(7)	Zhengzhou Tutoring	Oct 23, 2008	10,117	7,254	2,450	—
(8)	Changsha Tutoring	Nov 15, 2008	52,282	34,506	12,790	6,120
(9)	Shuyang K-12	Dec 9, 2008	36,598	—	5,406	927
(10)	Shandong Software Companies	Dec 30, 2008	67,114	37,688	2,300	11,940	*

		Sub-total	372,001	220,073	72,776	33,987

Entities acquired during the year ended December 31, 2009
(11)	Tianjin Tutoring	Jan 1, 2009	104,223	68,292	22,870	9,390
(12)	Shanghai Career Enhancement	Jan 9, 2009	29,643	27,706	8,600	—
(13)	Guangzhou HP Tutoring	Feb 5, 2009	33,182	20,373	8,950	7,100
(14)	SIWA Future Holding	Apr 3, 2009	450,060	178,180	40,580	81,173
(15)	Beijing Century Tutoring	Apr 20, 2009	50,578	43,362	12,500	—
(16)	Taishidian Holding	Aug 8, 2009	187,271	81,714	—	17,580
(17)	Changsha K-12	Aug 31, 2009	155,755	108,036	29,400	45,480
(18)	Beijing IT Career Enhancement	Sep 2, 2009	35,401	27,652	8,070	2,120
(19)	Suzhou Career Enhancement	Sep 24, 2009	7,920	4,317	—	—
(20)	Shenyang K-12	Sep 30, 2009	79,348	34,915	27,390	34,290
(21)	Changsha Career Enhancement	Sep 30, 2009	86,777	67,216	21,200	5,290
(22)	Beijing JY Tutoring	Sep 30, 2009	123,008	99,900	36,380	5,150
(23)	Guangzhou DP Tutoring	Oct 9, 2009	60,800	47,804	14,970	1,760

		Sub-total	1,403,966	809,467	230,910	209,333

Operating rights acquired
(24)	Zhenjiang International School and Zhenjiang Foreign Language School (“Zhenjiang K-12”)	Aug 31, 2008

*	Of the RMB11,940 acquired amortizable intangible assets, RMB160 was assigned as in-process research and development, which was written off as of the acquisition date.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In connection with the acquisitions completed in both 2008 and 2009, the total purchase price generally consisted of cash and equity consideration. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and the terms of the acquisition were agreed with the seller. Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from Marsh (Beijing) Risk Consulting Company Limited, an independent appraiser.

The fair value of the equity consideration was estimated using an average of the values determined using the market approach and the income approach as the combination of approaches are deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The cash flow projections for the Group are based on a six-year forecast of cash flows, derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model. The Group determines the fair value of the Group as a whole on a quarterly basis. The fair value of equity exchanged is expected to approximate the fair value of the Group as of the acquisition date.

The Group will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Further, any associated restructuring costs will be expensed in future periods. Goodwill represents the excess of costs over the fair value of assets and liabilities of businesses acquired. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service and product offerings.

In 2009, the Company adopted ASC Topic 805. Accordingly, the Company used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

•	Property and equipment—land was valued using the market approach; buildings and equipment were valued using the cost approach;

•	Trade names were valued using the income approach, specifically the relief from royalty method, which represents the benefits of owning the intangible asset rather than paying royalties for its use;

•	Customer relationships, Student populations and Cooperative agreements were valued using the income approach, specifically the excess earnings method;

•	Favorable leases were valued using the income approach, specifically the cost-saving method; and

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

•	All other current assets and current liabilities carrying value approximated fair value at the time of acquisition.

Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Acquisitions completed in 2008:

(1) Xi’an Tutoring

On March 12, 2008, Ambow Sihua and Xi’an Dragongate Education Technology Group Limited (“Dragongate Holding”) entered into a cooperation agreement. Under the terms of this agreement, Ambow Sihua acquired the exclusive rights to manage and operate Xi’an Tutoring, a private school providing remediation cooperation classes for students wishing to retake the national senior school or college entrance examination, for 25 years starting from June 1, 2007. During the cooperation period, Ambow Sihua has the right to make additional investment into Xi’an Tutoring to develop the school’s business. Both parties have agreed that during the cooperation period, all of the operational results of Xi’an Tutoring are attributable to Ambow Sihua and Dragongate Holding had permanently given up all rights attributable to Xi’an Tutoring . Ambow Sihua initially acquired a 10% equity interest in Xi’an Tutoring. Upon the completion of the cooperative agreement period, Ambow Sihua will obtain the remaining 90% of the equity interest without providing any additional consideration. The total consideration was RMB35,137, which consisted of RMB22,000 in cash consideration and the issuance of 1,232,492 ordinary shares with an aggregate fair value of RMB13,137 on the acquisition date. The RMB22,000 of total cash consideration less cash acquired of RMB459 resulted in a net cash outlay of RMB21,541.

This transaction constitutes the acquisition of a variable interest entity for which the Group is the primary beneficiary; therefore, Xi’an Tutoring is consolidated into the Group’s accounts as of the acquisition date.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	459
Indemnifications from the seller	721
Prepaid and other current assets	11,191
Property and equipment	342
Intangible asset:
Trade name	7,760	Indefinite
Goodwill	22,909

Total assets acquired	43,382
Deferred revenue	(4,841)
Other liabilities assumed	(1,518)
Deferred tax liability	(1,886)

Total	35,137

In accordance with the cooperation agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. The Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB721 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB7,760 was identified in respect of a trade name that is considered to have an indefinite life and so is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Xi’an Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(2) Jilin Tutoring

On August 10, 2008, Ambow Sihua acquired the 100% equity interest in Jilin Tutoring, an entity engaged in providing after-school tutoring services for primary and junior high school students in Jilin. The Group believes the acquisition of Jilin Tutoring is an integral piece of the Group’s strategy to increase the market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Jilin Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB38,027 consisted of RMB16,800 in cash consideration and RMB21,227 in equity exchanged through the issuance of 1,411,764 ordinary shares. The

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

RMB16,800 of total cash consideration less cash acquired of RMB0 resulted in a net cash outlay of RMB16,800.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Indemnifications from the seller	482
Prepaid and other current assets	2,866
Property and equipment	87
Intangible assets:
Trade name	9,140	Indefinite
Student population	6,920	4
Goodwill	24,131

Total assets acquired	43,626
Deferred revenue	(976)
Other liabilities assumed	(2,030)
Deferred tax liability	(2,593)

Total	38,027

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB482 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB16,060 of acquired intangible assets, RMB9,140 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB6,920 have a useful life of 4 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Jilin Tutoring and the goodwill arising out of its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(3) Beijing YZ Tutoring

On August 15, 2008, Ambow Sihua acquired the 100% equity interest in Beijing YZ Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students in Beijing. The Group believes the acquisition of Beijing YZ Tutoring is an integral piece of the Group’s strategy to becoming an industry leader in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing YZ Tutoring and as a result, the Group recorded goodwill in connection

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

with this transaction. The total purchase price of RMB79,640 consisted of RMB51, 000 in cash consideration and RMB28,640 in equity exchanged through the issuance of 1,904,761 ordinary shares. The RMB51,000 of total cash consideration less cash acquired of RMB919 resulted in a net cash outlay of RMB50,081.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	919
Prepaid and other current assets	9,510
Indemnifications from the seller	1,940
Property and equipment	351
Intangible assets:
Trade name	20,710	Indefinite
Student population	7,610	6
Goodwill	55,018

Total assets acquired	96,058
Deferred revenue	(6,160)
Other liabilities assumed	(4,179)
Deferred tax liability	(6,079)

Total	79,640

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB1,940 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB28,320 of acquired intangible assets, RMB20,710 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB7,610 have a useful life of 6 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing YZ Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(4) Dalian Career Enhancement

On August 29, 2008, Ambow Sihua acquired the 100% equity interest in Dalian Career Enhancement, an entity engaged in providing information technology (“IT”) career enhancement

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

services to both individuals seeking further education opportunities and corporations in Dalian. The Group believes the acquisition of Dalian Career Enhancement is an integral piece of the Group’s strategy to build a comprehensive network to becoming a leader in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Dalian Career Enhancement, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB12,990 consisted of RMB7,500 in cash consideration and RMB5,490 in equity exchanged through the issuance of 341,796 ordinary shares. The RMB7,500 of total cash consideration less cash acquired of RMB3,946 resulted in a net cash outlay of RMB3,554.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	3,946
Prepaid and other current assets	57
Indemnifications from the seller	428
Property and equipment	189
Intangible assets:
Trade name	3,110	Indefinite
Cooperative agreement	150	1.3
Goodwill	9,242

Total assets acquired	17,122
Deferred revenue	(2,871)
Other liabilities assumed	(498)
Deferred tax liability	(763)

Total	12,990

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB428 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB3,260 of acquired intangible assets, RMB3,110 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB150 have a useful life of 1.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Dalian Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment. No amounts have been allocated to in-process research and development.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(5) Tianjin Holding

On September 8, 2008, Ambow Sihua acquired the 100% equity interest in Tianjin Holding, an entity engaged in providing IT career enhancement services to both individuals seeking further education opportunities and corporations in Tianjin. The Group believes the acquisition of Tianjin Holding is an integral piece of the Group’s strategy to build a comprehensive network to increase its market share in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Tianjin Holding, and as a result, the Group has recorded goodwill in connection with this transaction. The total purchase price of RMB18,200 consisted of RMB10,500 in cash consideration and RMB7,700 in equity exchanged through the issuance of 478,514 ordinary shares. The RMB10,500 of total cash consideration less cash acquired of RMB3,225 resulted in a net cash outlay of RMB7,275.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	3,225
Accounts receivable	240
Indemnifications from the seller	193
Prepaid and other current assets	1,518
Other non-current assets	203
Property and equipment	99
Intangible assets:
Trade name	3,920	Indefinite
Student population	320	2.5
Goodwill	12,938

Total assets acquired	22,656
Deferred revenue	(1,605)
Other liabilities assumed	(1,835)
Deferred tax liability	(1,016)

Total	18,200

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB193 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Of the RMB4,240 of acquired intangible assets, RMB3,920 was assigned to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB320 have a useful life of 2.5 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Tianjin Holding and the goodwill arising on its acquisition are classified within the career enhancement segment. No amounts have been allocated to in-process research and development.

(6) Beijing Away Career Enhancement

On October 9, 2008, Ambow Sihua acquired the 100% equity interest in Beijing Away Career Enhancement, an entity specializing in providing IT career enhancement services to both individuals seeking continuing education opportunities and corporations in Beijing. The Group believes the acquisition of Beijing Away Career Enhancement is an integral piece of the Group’s strategy to build a comprehensive network to becoming a leader in providing IT career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing Away Career Enhancement, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB21,896 consisted of RMB14,400 in cash consideration and RMB7,496 in equity exchanged through the issuance of 437,499 ordinary shares. The RMB14,400 of total cash consideration less cash acquired of RMB397 resulted in a net cash outlay of RMB14,003.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	397
Indemnifications from the seller	1,001
Prepaid and other current assets	3,253
Property and equipment	641
Intangible assets:
Trade name	5,190	Indefinite
Goodwill	16,387

Total assets acquired	26,869
Deferred revenue	(2,354)
Other liabilities assumed	(1,264)
Deferred tax liability	(1,355)

Total	21,896

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB1,001 and has recorded a corresponding asset for the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB5,190 was identified, being a trade name with an indefinite useful life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing Away Career Enhancement and the goodwill arising on its acquisition are classified within the Career enhancement segment. No amounts have been allocated to in-process research and development.

(7) Zhengzhou Tutoring

On October 23, 2008, Ambow Sihua acquired the 100% equity interest in Zhengzhou Tutoring, an entity that provides tutoring services for students wishing to re-take the national college entrance examination. The Group believes the acquisition of Zhengzhou Tutoring is an integral piece of the Group’s strategy to become an industry leader in providing tutoring services to high school students who desire to enhance their opportunities to be admitted into colleges in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Zhengzhou Tutoring, and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB10,117 consisted of RMB4,000 in cash consideration and RMB6,117 in equity exchanged through the issuance of 334,375 ordinary shares. The RMB4,000 of total cash consideration less cash acquired of RMB3,499 resulted in a net cash outlay of RMB501.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	3,499
Indemnifications from the seller	377
Prepaid and other current assets	934
Property and equipment	388
Intangible assets:
Trade name	2,450	Indefinite
Goodwill	7,254

Total assets acquired	14,902
Deferred revenue	(3,417)
Other liabilities assumed	(716)
Deferred tax liability	(652)

Total	10,117

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB377 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

An intangible asset of RMB2,450 was identified, being a trade name that has an indefinite life and so is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Zhengzhou Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(8) Changsha Tutoring

On November 15, 2008, Ambow Sihua acquired the 100% equity interest in Changsha Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students in Changsha. The Group believes the acquisition of Changsha Tutoring is an integral piece of the Group’s strategy to increase its market share in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB52,282 consisted of RMB25,000 in cash consideration and RMB27,282 in equity exchanged through the issuance of 1,400,560 ordinary shares. The RMB25,000 of total cash consideration less cash acquired of RMB7,874 resulted in a net cash outlay of RMB17,126.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	7,874
Prepaid and other current assets	300
Indemnifications from the seller	171
Property and equipment	405
Intangible assets:
Trade name	12,790	Indefinite
Student population	6,120	5.6
Goodwill	34,506

Total assets acquired	62,166
Deferred revenue	(1,948)
Other liabilities assumed	(3,226)
Deferred tax liability	(4,710)

Total	52,282

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total social welfare liability (included above within Other liabilities assumed) at the acquisition date to be RMB171 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Within the RMB18,910 of identifiable acquired intangible assets, RMB12,790 relates to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB6,120 have a useful life of 5.6 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Changsha Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment. No amounts have been allocated to in-process research and development.

(9) Shuyang K-12

On December 9, 2008, Ambow Sihua acquired the 100% equity interest in Shuyang K-12, an entity engaged in providing K-12 education services for primary, middle and high school students in Jiangsu Shuyang. The Group believes the acquisition of Shuyang K-12 is an integral piece of the Group’s strategy to build a network of private schools that can leverage the Group’s experience of delivering education services in China. The purchase price was less than the fair value of the net tangible and intangible assets acquired from Shuyang K-12 and as a result, the Group allocated the negative goodwill to long-lived assets acquired on a pro-rata basis. The total purchase price of RMB36,598 consisted of RMB27,690 in cash consideration and RMB8,908 in equity exchanged through the issuance of 455,728 ordinary shares. The RMB27,690 of total cash consideration less cash acquired of RMB64 resulted in a net cash outlay of RMB27,626.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	64
Prepaid and other current assets	23,442
Property and equipment	30,544
Intangible assets:
Trade name	5,406	Indefinite
Favorable lease	927	0.8

Total assets acquired	60,383
Deferred revenue	(22,311)
Other liabilities assumed	(1,126)
Deferred tax liability	(348)

Total	36,598

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In accordance with the acquisition agreement, the seller will assist the Group in obtaining the land use rights of 185 acres of government allocated land for education use for an aggregate amount no more than RMB4,200. As of December 31, 2009, the government allocated land use right for the 100 of the 185 acres of land has been obtained, and the Group has filed the application for the government allocated land use right for the remaining 85 acres of land. While the application is in the process of being evaluated by the land authority in Shuyang, the Group believes that it is probable to obtain the land use right of the remaining portion.

Furthermore, in accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2009 the Group has estimated that no such liabilities exist.

Within the RMB6,333 of acquired intangible assets, RMB5,406 relates to a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB927 have a useful life of 0.8 years. No amounts have been allocated to in-process research and development.

(10) Shandong Software Companies

On December 30, 2008, Ambow Sihua and Ambow Shida acquired the 100% equity interests in Shandong Software Companies, entities engaged in the development and sales of educational software and related services. The Group believes the acquisition of Shandong Software Companies will enable it to leverage the acquired technology to further develop its existing education software as well as increasing its market share in Shandong.

The total purchase price of RMB67,114 consisted of RMB31,149 in cash consideration and RMB35,965 in equity exchanged through the issuance of 1,736,694 ordinary shares. The RMB31,149 of total cash consideration less cash acquired of RMB6,311 resulted in a net cash outlay of RMB24,838.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	6,311
Accounts receivable	1,880
Prepaid and other current assets	5,864
Property and equipment	2,792
Prepayments for land use rights	2,561
Intangible assets:
Trade name	2,300	Indefinite
Customer relationship	7,820	5
Software	3,960	5
Research and development	160
Goodwill	37,688

Total assets acquired	71,336
Deferred revenue	(5)
Other liabilities assumed	(693)
Deferred tax liability	(3,524)

Total	67,114

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2009 the Group has estimated that no such liabilities exist.

Of the RMB14,240 of acquired intangible assets, RMB2,300 is assigned to a trade name that has an indefinite useful life and so is not subject to amortization and RMB160 was assigned to research and development assets that were written-off at the acquisition date. These write-offs are included in general and administrative expenses. The remaining amortizable intangible assets of RMB11,780 have a useful life of 5 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments the Shandong Software Companies and the goodwill arising on their acquisition are classified within the Tutoring segment.

Pro-forma net revenue and net income of the Group reflecting acquisitions made in 2008

The net revenue and net income arising from acquisitions made in 2008 that are included in the Group’s consolidated income statement for the year ended December 31, 2008 are RMB55,656 and RMB7,159, respectively. The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2007 and 2008 is presented using the assumption that the acquisitions made in 2008 were completed as of January 1, 2007. These pro forma results of the Group have been prepared for comparative purposes only and do not purport to be

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2007, nor is it indicative of future operating results.

	Year ended December 31, 2007	Year ended December 31, 2008

	RMB (unaudited)	RMB (unaudited)
Pro forma net revenue	465,927	639,716
Pro forma net income	66,113	101,682

Acquisitions completed in 2009:

(11) Tianjin Tutoring

On January 1, 2009, Ambow Sihua acquired the 100% equity interest in Tianjin Tutoring, an entity engaged in providing tutoring services. The Group believes the acquisition of Tianjin Tutoring is an integral piece of the Group’s strategy to increase the market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Tianjin Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB104,223 consisted of RMB47,349 in cash consideration and RMB56,874 in equity exchanged through the issuance of 2,745,000 ordinary shares. The RMB47,349 of total cash consideration less cash acquired of RMB11,779 resulted in a net cash outlay of RMB35,570.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	11,779
Prepaid and other current assets	4,407
Indemnifications from the seller	3,735
Property and equipment	101
Intangible assets:
Trade name Student population	22,870 9,390	Indefinite 9.0
Goodwill	68,292

Total assets acquired	120,574
Deferred revenue	(4,407)
Other liabilities assumed	(4,679)
Deferred tax liability	(7,265)

Total	104,223

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB3,735 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB32,260 of acquired intangible assets, RMB22,870 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB9,390 have a useful life of 9.0 years. Goodwill is not tax deductible for tax purposes and is included in the Tutoring segment.

(12) Shanghai Career Enhancement

On January 9, 2009, Kunshan Ambow Education and Technology Co., Ltd (“Ambow Kunshan”) acquired 100% equity interest in Shanghai Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Shanghai Career Enhancement is an integral piece of the Group’s strategy to increase its market share for providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shanghai Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB29,643 consisted of RMB18,447 in cash consideration and RMB11,196 in equity exchanged through the issuance of 540,371 ordinary shares. The RMB18,447 of total cash consideration less cash acquired of RMB49 resulted in a net cash outlay of RMB18,398.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	49
Indemnifications from the seller	1,598
Intangible assets:
Trade name	8,600	Indefinite
Goodwill	27,706

Total assets acquired	37,953
Deferred revenue	(3,661)
Other liabilities assumed	(2,499)
Deferred tax liability	(2,150)

Total	29,643

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB1,598 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB8,600 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Shanghai Career Enhancement and the goodwill arising on its acquisition are classified within the Career Enhancement segment.

(13) Guangzhou HP Tutoring

On February 5, 2009, Ambow Sihua acquired the 100% equity interest in Guangzhou HP Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Guangzhou HP Tutoring is an integral piece of the Group’s strategy to increase its market share for providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou HP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB33,182 consisted of RMB11,530 in cash consideration and RMB21,652 in equity exchanged through the issuance of 1,008,403 ordinary shares. The RMB11,530 of total cash consideration less cash acquired of RMB693 resulted in a net cash outlay of RMB10,837.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	693
Indemnifications from the seller	371
Prepaid and other current assets	403
Other non-current assets	866
Property and equipment	121
Intangible assets:
Trade name	8,950	Indefinite
Student population	4,040	4.4
Cooperative agreement	3,060	5.2
Goodwill	20,373

Total assets acquired	38,877
Deferred revenue	(669)
Other liabilities assumed	(1,022)
Deferred tax liability	(4,004)

Total	33,182

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB371 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB16,050 of acquired intangible assets, RMB8,950 was for a trade name with an indefinite life that is not subject to amortization. The remaining amortizable intangible assets of RMB7,100 have a useful life of 4.7 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Guangzhou HP Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(14) SIWA Future Holding

On April 3, 2009, Ambow Sihua and Ambow Shanghai acquired the 100% equity interest in SIWA Future Holding, an entity engaged in providing education services to students from primary level through to college level in Beijing.

SIWA Future Holding owns a privately operated school providing services to primary, junior high and high school students. SIWA Future Holding also has training centers that provide after school

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

tutoring services. Furthermore, SIWA Future Holding has established the wholly owned Beijing Century College through a cooperation arrangement with Bei You Daxue. The Group believes the acquisition of SIWA Future Holding is an integral piece of the Group’s strategy to become one of the most comprehensive private education service providers in China.

The total purchase price of RMB450,060 consisted of RMB390,360 in cash consideration and RMB59,700 in equity exchanged through the issuance of 2,925,687 ordinary shares on the acquisition date. Furthermore, the Group agreed to extend payment terms with the seller whereby the remaining RMB350,000 would be paid over 18 years, RMB20,000 for the first 17 years and RMB10,000 for the 18th year of the payment term. This payment term starts at the earlier of (a) March 7, 2016 or (b) upon obtainment of an updated education license before the fifth anniversary of the effective date of the acquisition agreement. The extended payment terms are only contingent upon the passage of time. Accordingly, the Group discounted the extended payment based on its incremental borrowing rate with the expectation that the education license will be obtained by the fifth anniversary of the effective date of this acquisition agreement. The net present value of the extended payment term is estimated to be RMB160,360. The RMB390,360 of total cash consideration less cash acquired of RMB46,916 resulted in a net cash outlay of RMB343,444.

With the acquisition of SIWA Future Holding, the Group also acquired significant land use rights that are allocated by the Chinese government. To account for the fair value of acquired allocated land use rights, the Group used a combination of sales comparisons and benchmark land sale price adjustment methods to arrive at the valuation results.

The purchase price exceeded the fair value of the net tangible and intangible assets acquired from SIWA Future Holding and as a result, the Group recorded goodwill in connection with this transaction.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	46,916
Term deposits	1,000
Accounts receivable	1,383
Indemnifications from the seller	12,312
Prepaid and other current assets	145,141
Other non-current assets	539
Property and equipment	206,173
Prepayments for land use rights	158,590
Intangible assets:
Trade name	40,580	Indefinite
Cooperative agreement	81,173	10.3
Goodwill	178,180

Total assets acquired	871,987
Deferred revenue	(68,729)
Short-term and long-term borrowings	(170,000)
Termination liability	(22,135)
Other liabilities assumed	(100,840)
Deferred tax liability	(60,223)

Total	450,060

In connection with the acquisition agreement, the Group has entered into the following key arrangements:

The Group entered into a contingent refundable arrangement with the seller of SIWA Future Holding, whereby the seller agreed to refund a portion of the paid consideration to the Group should the acquired entity fail to meet certain minimum enrollment requirements in the first year after acquisition. As of the acquisition date, the Group estimated the fair value of the refundable consideration to be RMB0 based on estimated probability of receiving such a refund. Hence, the Group did not record any refundable consideration. As of December 31, 2009, the Group had confirmed with the seller that no refund is required.

The Group assumed a termination liability in connection with the cooperation agreement entered into between SIWA Future Holding and Bei You Daxue. Upon the end of the agreement period, Bei You Daxue will be eligible for 35% of the undistributed net assets of Beijing Century College even though Bei You Daxue has no equity interest in Beijing Century College. Should the Group decide to terminate the cooperative agreement prior to the end of the agreement, the Group is required to pay a RMB40,000 termination penalty. As of the acquisition date, the Group

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

estimated the liabilities to be RMB22,135, after applying a discount rate of 5.94%. As of December 31, 2009, the Group recorded an accretion expense of RMB488 in connection with this termination liability.

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the maximum total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB12,312 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group calculated the amount of such indemnification it expects to receive based on SIWA Future Holding’s incurred business tax and income tax liabilities of past years and unpaid social welfare balances. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

If Beijing Century College fails to obtain the updated education license referred to above before the fifth anniversary of the effective date of the acquisition agreement, the seller has agreed to refund 100% of payments received from the Group together with an additional 10 percent interest. At the same time, the Group would be required to refund to the seller 37% of any tuition revenue received since January 1, 2009. The Group believes that Beijing Century College will be able to obtain the updated education license. As of December 31, 2009, there were no changes in the recognized amounts or range of outcomes for the contingent refundable arrangements.

Of the RMB121,753 of acquired intangible assets, RMB40,580 relates to trade names with indefinite lives that are not subject to amortization. The remaining amortizable intangible assets of RMB81,173 have a useful life of 10.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments the various schools and colleges of SIWA Future Holding and the goodwill arising on its acquisition are classified within the Colleges and K-12 schools] segments. The allocation of goodwill to the Colleges and K-12 schools segments is RMB76,154 and RMB102,026, respectively.

Revenue and income after tax of SIWA Future Holding from the date of acquisition to December 31, 2009 were RMB152,922 and RMB29,063, respectively, and these amounts have been included in the consolidated financial statements.

(15) Beijing Century Tutoring

On April 20, 2009, Ambow Shida acquired the 100% equity interest in Beijing Century Tutoring, an entity engaged in providing tutoring services. The Group believes the acquisition of Beijing Century Tutoring is an integral piece of the Group’s strategy to increase its market share of providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing Century Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB50,578 consisted of RMB29,242 in cash consideration and RMB21,336 in equity exchanged through the issuance of 856,461 ordinary shares. The RMB29,242 of total cash consideration less cash acquired of RMB1,047 resulted in a net cash outlay of RMB28,195.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	1,047
Indemnifications from the seller	758
Prepaid and other current assets	3,110
Other non-current assets	8
Property and equipment	14
Intangible assets:
Trade name	12,500	Indefinite
Goodwill	43,362

Total assets acquired	60,799
Deferred revenue	(5,400)
Other liabilities assumed	(1,696)
Deferred tax liability	(3,125)

Total	50,578

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB758 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB12,500 of acquired intangible assets relates to a trade name with an indefinite life that is not subject to amortization. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments Beijing Century Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(16) Taishidian Holding

On August 8, 2009, Ambow Shida acquired a 70% equity interest in Taishidian Holding, an entity engaged in providing education services to college students. Taishidian Holding has established a wholly owned entity called Applied Technology College in cooperation with Soochow University. The Group believes the acquisition of Taishidian Holding is an integral piece of the Group’s strategy to increase the market shares in providing college services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Taishidian Holding and as a result, the Group recorded goodwill in connection with this transaction. The

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

total purchase price of RMB187,271 consisted of RMB171,524 in cash consideration and RMB15,747 in equity exchanged through the issuance of 538,596 ordinary shares on the acquisition. The RMB171,524 of total cash consideration less cash acquired of RMB7,370 resulted in a net cash outlay of RMB164,154.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	7,370
Restricted cash	10,000
Term deposits	200
Accounts receivable	273
Indemnifications from the seller	9,806
Prepaid and other current assets Land use rights	34,286 104,330
Property and equipment	259,298
Intangible assets:
Cooperative agreement	17,580	10.0
Goodwill	81,714

Total assets acquired	524,857
Deferred revenue	(316)
Short-term and long-term borrowings	(191,500)
Other liabilities assumed	(86,645)
Deferred tax liability	(11,295)
Non-controlling interest	(47,830)

Total	187,271

The fair value of the non-controlling interest is based on significant inputs that are not observable in the market and thus represents Level 3 measurements as defined in SFAS 157. Key assumptions include:

(1)	discount rate of 23%;

(2)	a terminal value based on a multiple of approximately five times the annual EBITDA forecast five years after the acquisition date;

(3)	financial multiples of companies deemed to be similar to the acquired schools; and

(4)	adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest of the acquired schools.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities (included within Other liabilities assumed) incurred prior to the acquisition date. As such, the Group has estimated the maximum income tax liabilities at the acquisition date to be RMB9,806 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group calculated the amount of such indemnifications it expects to receive based on Taishidian Holding’s income tax liabilities of past years.

The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

The RMB17,580 was assigned to amortizable intangible assets that have a useful life of 10.0 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Taishidian Holding and the goodwill arising on its acquisition is included in the Colleges segment.

Revenue and income after tax of Taishidian Holding from the date of acquisition to December 31, 2009 was RMB46,195 and RMB4,201, respectively, and these amounts have been included in the consolidated financial statements.

(17) Changsha K-12

On August 31, 2009, Ambow Shida acquired the 100% equity interest in Changsha K-12, an entity engaged in providing K-12 education services for junior high and high school students. 30% of the equity interest was acquired contractually and such interest will be transferred to the Group in 25 years unconditionally. The Group believes the acquisition of Changsha K-12 is an integral piece of the Group’s strategy to increase the market shares in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB155,755 consisted of RMB83,910 in cash consideration and RMB71,845 in equity exchanged through the issuance of 2,457,272 ordinary shares. The RMB83,910 of total cash consideration less cash acquired of RMB12,801 resulted in a net cash outlay of RMB71,109.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	12,801
Indemnifications from the seller	10
Prepaid and other current assets	27,070
Property and equipment	28,227
Intangible assets:
Trade name	29,400	Indefinite
Student population	15,270	15.0
Favorable lease	30,210	20.0
Goodwill	108,036

Total assets acquired	251,024
Deferred revenue	(42,401)
Other liabilities assumed	(34,486)
Deferred tax liability	(18,382)

Total	155,755

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the income tax liabilities (included within Other liabilities assumed) at the acquisition date to be RMB10 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnification from the seller continues to be recoverable. Of the RMB74,880 of acquired intangible assets, RMB29,400 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB45,480 have a useful life of 18.3 years. No value was assigned to the 30% of equity interest acquired contractually that will be transferred to the Group in 25 years unconditionally without providing any additional consideration. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Changsha K-12 and the goodwill arising on its acquisition are classified within the K-12 schools segment.

Revenue and income after tax of Changsha K-12 from the date of acquisition to December 31, 2009 was RMB32,466 and RMB11,169, respectively, and these amounts have been included in the consolidated financial statements.

(18) Beijing IT Career Enhancement

On September 2, 2009, Ambow Kunshan acquired the 100% equity interest in Beijing IT Career Enhancement, an entity engaged in providing career enhancement services. The Group believes

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

the acquisition of Beijing IT Career Enhancement is an integral piece of the Group’s strategy to increase the market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing IT Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB35,401 consisted of RMB19,402 in cash consideration and RMB15,999 in equity exchanged through the issuance of 547,400 ordinary shares. The RMB19,402 of total cash consideration less cash acquired of RMB1,292 resulted in a net cash outlay of RMB18,110.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	1,292
Accounts receivable	439
Indemnifications from the seller	833
Prepaid and other current assets	105
Property and equipment	186
Intangible assets:
Trade name	8,070	Indefinite
Customer relationship	2,120	4.3
Goodwill	27,652

Total assets acquired	40,697
Deferred revenue	(438)
Other liabilities assumed	(2,446)
Deferred tax liability	(2,412)

Total	35,401

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities and income tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB833 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB10,190 of acquired intangible assets, RMB8,070 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB2,120 have a useful life of 4.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing IT Career Enhancement and the goodwill arising in its acquisition are classified within the Career Enhancement segment.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(19) Suzhou Career Enhancement

On September 24, 2009, Ambow Kunshan acquired the 100% equity interest in Suzhou Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Suzhou Career Enhancement is an integral piece of the Group’s strategy to increase the market shares in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Suzhou Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price is RMB7,920. The RMB7,920 of total cash consideration less cash acquired of RMB2,027 resulted in a net cash outlay of RMB5,893.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

RMB
Cash and cash equivalents	2,027
Accounts receivable	529
Prepaid and other current assets	50
Other non-current assets	960
Property and equipment	147
Goodwill	4,317

Total assets acquired	8,030
Other liabilities assumed	(110)

Total	7,920

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2009 the Group has estimated that no such liabilities existed.

Goodwill is not tax deductible for tax purposes. For the purpose of presenting operating segments, Suzhou Career Enhancement and the goodwill arising on its acquisition are classified within the career enhancement segment.

(20) Shenyang K-12

On September 30, 2009, Ambow Shida acquired a 90% equity interest in Shenyang K-12, an entity engaged in providing K-12 education services for junior high and high school students. The Group believes the acquisition of Shenyang K-12 is an integral piece of the Group’s strategy to increase the market share in providing K-12 education services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Shenyang K-12 and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB108,968 consisted of RMB59,760 in cash consideration and RMB49,208 in equity exchanged through the issuance of 1,679,656 ordinary shares. The RMB59,760 of total cash consideration less cash acquired of RMB404 resulted in a net cash outlay of RMB59,356.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	404
Indemnifications from the seller	44
Prepaid and other current assets	38,818
Property and equipment	5,786
Intangible assets:
Trade name	27,390	Indefinite
Student population	2,190	5.9
Favorable lease	32,100	20.0
Goodwill	64,535

Total assets acquired	171,267
Deferred revenue	(30,629)
Other liabilities assumed	(7,411)
Deferred tax liability	(15,399)
Non-controlling interest	(8,860)

Total	108,968

In December 2009, Ambow and the original shareholder of Shenyang K-12 signed supplemental agreements to reduce the total consideration of Shenyang K-12. Total consideration was revised down by RMB29,620 which consisted of RMB16,200 in cash consideration and RMB13,420 in equity exchanged through the reduction of 458,088 ordinary shares. The change in total consideration arose due to new information identified subsequent to the acquisition date that affected the determination of the total consideration. Since the new information related to circumstances existing as of the acquisition date, this has been accounted for as a measurement period adjustment and reduces goodwill in the measurement period. This directly revised down the amount of goodwill from RMB64,535 to RMB34,915.

As of December 31, 2009 1,221,568 ordinary shares due to the seller of Shenyang K-12 had not been issued and were subsequently issued in February 2010. The fair value of these outstanding shares has been reflected in Additional Paid-In Capital at the acquisition date.

The fair value of the non-controlling interest is based on significant inputs that are not observable in the market and thus represents Level 3 measurements as defined in SFAS 157. Key assumptions include:

(1)	discount rate of 23%;

(2)	a terminal value based on a multiple of approximately five times the annual EBITDA forecast five years after the acquisition date;

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(3)	financial multiples of companies deemed to be similar to the acquired schools; and

(4)	adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest of the acquired schools.

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated income tax liabilities (include above within Other liabilities assumed) at the acquisition date to be RMB44 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnification from the seller continue to be recoverable.

Of the RMB61,680 of acquired intangible assets, RMB27,390 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB34,290 have a useful life of 19.1 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Shenyang K-12 and the goodwill arising on its acquisition are classified within the K-12 schools segment.

(21) Changsha Career Enhancement

On September 30, 2009, Ambow Shanghai acquired the 100% equity interest in Changsha Career Enhancement, an entity engaged in providing career enhancement services. The Group believes the acquisition of Changsha Career Enhancement is an integral piece of the Group’s strategy to increase the market share in providing career enhancement services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Changsha Career Enhancement and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB86,777 consisted of RMB47,525 in cash consideration and RMB39,252 in equity exchanged through the issuance of 1,339,837 ordinary shares. The RMB47,525 of total cash consideration less cash acquired of RMB7,637 resulted in a net cash outlay of RMB39,888.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	7,637
Prepaid and other current assets	4,172
Indemnification from the seller	1,702
Other non-current assets	590
Property and equipment	4,740
Intangible assets:
Trade name	21,200	Indefinite
Student population	5,290	2.8
Goodwill	67,216

Total assets acquired	112,547
Deferred revenue	(16,246)
Other liabilities assumed	(3,592)
Deferred tax liability	(5,932)

Total	86,777

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain tax liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB1,702 and has recorded a corresponding asset for the indemnification from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnification from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnification from the seller continue to be recoverable.

Of the RMB26,490 of acquired intangible assets, RMB21,200 was assigned to trade names that are not subject to amortization. The remaining amortizable intangible assets of RMB5,290 have a useful life of 2.8 years. Goodwill is not tax deductible for tax purpose. For the purposes of presenting operating segments, Changsha Career Enhancement and the goodwill arising on its acquisition are classified within the career enhancement segment.

(22) Beijing JY Tutoring

On September 30, 2009, Ambow Sihua acquired the 100% equity interest in Beijing JY Tutoring, an entity engaged in providing after-school tutoring services for junior high and high school students. The Group believes the acquisition of Beijing JY Tutoring is an integral piece of the Group’s strategy to increase its market shares in providing after school tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Beijing JY Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB123,008 consisted of RMB79,979 in cash

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

consideration and RMB43,029 in equity exchanged through the issuance of 1,468,744 ordinary shares. The RMB79,979 of total cash consideration less cash acquired of RMB305 resulted in a net cash outlay of RMB79,674.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	305
Accounts receivable	50,140
Prepaid and other current assets	5,581
Other non-current assets	53
Property and equipment	519
Intangible assets:
Trade name	36,380	Indefinite
Student population	5,150	5.3
Goodwill	99,900

Total assets acquired	198,028
Deferred revenue	(63,764)
Other liabilities assumed	(1,000)
Deferred tax liability	(10,256)

Total	123,008

In accordance with the acquisition agreement, the seller agreed to indemnify the Company against certain liabilities incurred prior to the acquisition date. At the acquisition date and as of December 31, 2009 the Group has estimated that no such liabilities existed.

Of the RMB41,530 of acquired intangible assets, RMB36,380 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB5,150 have a useful life of 5.3 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Beijing JY Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

(23) Guangzhou DP Tutoring

On October 9, 2009, Ambow Sihua acquired the 100% equity interest in Guangzhou DP Tutoring, an entity engaged in providing tutoring services for kindergarten and primary school students. The Group believes the acquisition of Guangzhou DP Tutoring is an integral piece of the Group’s strategy to increase the market share in providing tutoring services in China. The purchase price exceeded the fair value of the net tangible and intangible assets acquired from Guangzhou DP Tutoring and as a result, the Group recorded goodwill in connection with this transaction. The total purchase price of RMB60,800 consisted of RMB39,191 in cash consideration and RMB21,609

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

in equity exchanged through the issuance of 737,709 ordinary shares. The RMB39,191 of total cash consideration less cash acquired of RMB137 resulted in a net cash outlay of RMB39,054.

The purchase price was allocated based on the fair values of the acquired assets and liabilities as follows:

		Weighted average amortization period at acquisition date

	RMB	(in years)
Cash and cash equivalents	137
Indemnifications from the seller	5,010
Prepaid and other current assets	4,733
Property and equipment	171
Intangible assets:
Trade name	14,970	Indefinite
Student population	1,760	2.9
Goodwill	47,804

Total assets acquired	74,585
Other liabilities assumed	(9,602)
Deferred tax liability	(4,183)

Total	60,800

In accordance with the acquisition agreement, the seller agreed to indemnify the Group against certain liabilities incurred prior to the acquisition date. As such, the Group has estimated the total business tax liabilities, income tax liabilities and social welfare liabilities (included above within Other liabilities assumed) at the acquisition date to be RMB5,010 and has recorded a corresponding asset for the indemnifications from the seller as of the acquisition date. The Group has assessed the recoverability of the indemnifications from the seller at each reporting period. As of December 31, 2009, the Group concluded that the indemnifications from the seller continue to be recoverable.

Of the RMB16,730 of acquired intangible assets, RMB14,970 was assigned to a trade name that is not subject to amortization. The remaining amortizable intangible assets of RMB1,760 have a useful life of 2.9 years. Goodwill is not tax deductible for tax purposes. For the purposes of presenting operating segments, Guangzhou DP Tutoring and the goodwill arising on its acquisition are classified within the Tutoring segment.

The aggregate revenue and income after tax of Tianjin Tutoring, Shanghai Career Enhancement, Guangzhou HP Tutoring, Beijing Century Tutoring, Beijing IT Career Enhancement, Suzhou Career Enhancement, Shenyang K-12, Changsha Career Enhancement, Beijing JY Tutoring and Guangzhou DP Tutoring from their date of acquisition to December 31, 2009 was RMB136,849 and RMB26,203, respectively, and these amounts have been included in the consolidated financial statements.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

Pro-forma net revenue and net income of the Group reflecting acquisitions made in 2009

The amount of net revenue and net income included in the Group’s consolidated income statement for the year ended December 31, 2009 in respect of acquisitions completed in 2009 is RMB368,432 and RMB70,636, respectively. The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2008 and 2009 is presented using the assumption that acquisitions made in 2009 were completed as of January 1, 2008. These pro forma results of the Group have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2009, nor is it indicative of future operating results.

	Year ended December 31, 2008	Year ended December 31, 2009

	RMB (unaudited)	RMB (unaudited)
Pro forma net revenue	1,179,662	1,329,832
Pro forma net income	139,131	176,156

(24) Zhenjiang K-12

On August 31, 2008, Ambow Sihua entered into a cooperation agreement with the Zhenjiang Education Investment Centre and acquired the rights to run Zhenjiang K-12, and to use the schools’ buildings and facilities for 12 years. Zhenjiang K-12 is an education institution that provides services to junior high and high school students. This acquisition is an integral piece of the Group’s strategy to build a network of private schools that can leverage the Group’s experience of delivering education services. In accordance with the agreement, the Group will retain any net profits earned during the contractual period. The aggregate consideration for the cooperative agreement was RMB50,000, of which RMB45,000 had been paid as of December 31, 2009. The remaining RMB5,000 should be paid by July 2013. Any fixed asset investment in the schools made by Ambow can be offset against the final payment, subject to the Zhenjiang Education Investment Centre’s approval. The Group accounted for the purchase of the cooperative rights as a lease, and recorded the initial payments as a prepayment of an operating lease. The Group recognized lease expenses of RMB1,389 and RMB4,167 for the year ended December 31, 2008 and 2009, respectively.

23. Unaudited pro-forma balance sheet and net income (loss) per share

All of the preferred shares will automatically be converted into ordinary shares at the applicable conversion price upon the earlier of (i) a Qualified Public Offering, or (ii) the written consent of holders of a majority of the outstanding shares of such series of preferred shares; provided that the conversion of Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares into ordinary shares pursuant to the foregoing clause shall also require the written consent of at least two thirds of the outstanding shares of such series of preferred shares. The pro-forma balance sheet as of December 31, 2009 presents an adjusted

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2009.

The unaudited pro-forma earnings per share for the years ended December 31, 2007, 2008 and 2009 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the periods are as follows:

	Years ended December 31,
	2007	2008	2009

	RMB	RMB	RMB

Numerator:
Net income (loss) attributable to ordinary shareholders	11,993	(54,357)	(113,252)
Pro-forma effect of conversion of preferred shares	22,244	121,717	251,488

Numerator for pro forma basic and diluted net income per share	34,237	67,360	138,236

Denominator:
Denominator for basic net income (loss) per share—weighted average ordinary shares outstanding	16,031,507	23,038,853	39,193,092
Pro-forma effect of conversion of preferred shares	39,566,554	61,707,446	80,755,552

Denominator for pro forma basic net income per share	55,598,061	84,746,299	119,948,644

Dilutive effect of warrants	4,068,493	—	—
Dilutive effect of share options	4,622,476	6,120,379	7,175,653

Denominator for pro forma diluted net income per share	64,289,030	90,866,678	127,124,297

Pro-forma basic net income per share	0.62	0.79	1.15
Pro-forma diluted net income per share	0.53	0.74	1.09

24. Non-controlling interests

The Group’s majority-owned subsidiaries which are consolidated in Group’s financial statements but with non controlling interest recognized are Shenyang K-12 and Taishidian Holding. As of December 31, 2009, the Group recognized a non-controlling interest in the consolidated statements of operations to reflect the 10% and 30% economic interest in Shenyang K-12 and Taishidian Holding, respectively, that is attributable to the shareholders other than the Group.

25. Fair value measurements

At the beginning of the 2008 fiscal year, the Group adopted ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Group’s initial adoption of ASC Topic 820 was limited to its fair value measurements of financial assets and

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

financial liabilities, as permitted by ASC Topic 820. At the beginning of the 2009 fiscal year, the Group adopted ASC Topic 820 for the remainder of the Group’s fair value measurements. The implementation of the fair value measurement guidance of ASC Topic 820 did not result in any material changes to the carrying values of the Group’s assets and liabilities.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from Marsh (Beijing) Risk Consulting Company Limited, an independent appraiser.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis:

Cash equivalents. At December 31, 2009, the Group’s cash equivalents consisted of money market mutual funds. Cash equivalents are valued using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group’s classifies the valuation techniques that use these inputs as Level 1.

Restricted cash. At December 31, 2009, the Group’s restricted cash relates to a security deposit with a banking institution. Restricted cash is valued using observable inputs that reflect market

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

prices for securities with identical characteristics. The Group classifies the valuation techniques that use these input as Level 1.

Term deposits. At December 31, 2009, the Group’s term deposits consist of bank deposits with original maturity of three to twelve months. The Group’s term deposits are valued using observable inputs that reflect quoted prices for similar securities with identical characteristics, therefore considered Level 1 valuation techniques.

At December 31, 2008 and 2009, information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

As of December 31, 2008
Assets:
Cash and cash equivalents	778,824	778,824

As of December 31, 2009
Assets:
Cash and cash equivalents	409,926	409,926
Restricted cash	10,000	10,000
Term deposits	119,623	119,623

26. Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable, and advances to suppliers. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

(a) Major customers

No single customer represented 10% or more of the Group’s total revenues for the years ended December 31, 2007, 2008 and 2009.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(b) Credit risk

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, other receivable or amounts due from related parties was as follows:

	As of December 31,
Debtors	2007		2008		2009

	RMB	%	RMB	%	RMB	%

Accounts receivable
Company A	321,405	98%	212,255	59%	—	—
School B	—	—	141,660	39%	—	—
School C	—	—	—	—	3,834	18%
Company D	—	—	—	—	2,350	11%

For the years ended December 31, 2007, 2008 and 2009, the Group collected fees for educational programs and services of RMB163,475, RMB403,798, and RMB384,635, respectively through collection agents. Accounts receivable balances above are mainly amounts due from collection agents.

	As of December 31,
Debtors	2007		2008		2009

	RMB	%	RMB	%	RMB	%

Other receivables
Company E	121,500	65%	—	—	—	—
Company F	35,000	19%	183,590	66%	66,522	61%
State tax bureau (VAT refund)	—	—	35,095	13%	—	—

Amounts due from related parties
Principal of Shuyang K-12	—	—	13,237	35%	—	—
Principal of Beijing YZ Tutoring	—	—	9,259	25%	—	—
Family member of Changsha Tutoring principal			3,648	10%
The general manager of Shandong North Resource	—	—	3,580	10%	—	—
A company established by the director of SIWA Future Holding	—	—	—	—	92,071	40%
Subsidiary of former shareholder of Shenyang K-12	—	—	—	—	29,350	13%
Former shareholder of Changsha K-12	—	—	—	—	28,566	12%

Other non-current assets
Company F	—	—	—	—	51,801	56%

(c) PRC Regulations

The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide educational and career enhancement services through contractual arrangements in the PRC since this industry remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate the

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

education industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for our operations and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

27. Subsequent events

No significant subsequent events have occurred since December 31, 2009. The Group has considered subsequent events through March 31, 2010, which was the date these financial statements were issued.

28. Additional information—condensed financial statements

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIEs and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of certain percentages of the after-tax income or the increase in net assets for the year (as determined under accounting principles generally accepted in the PRC) should be set aside at each year end as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIEs and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances.

The condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and VIEs.

The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s condensed financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries are reported as share of income from subsidiaries in the condensed financial statements.

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2007, 2008 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

Financial information of Parent Company

Balance sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)

ASSETS
Current assets:
Cash and cash equivalents	252,849	471,408	3,879	568
Amounts due from related parties	—	271,511	471,165	69,027
Prepaid and other current assets	9,744	21,729	3,355	492

Total current assets	262,593	764,648	478,399	70,087

Non-current assets:
Intangible assets, net	—	—	600	88
Investment in subsidiaries	277,318	708,404	1,752,430	256,736

Total non-current assets	277,318	708,404	1,753,030	256,824

Total assets	539,911	1,473,052	2,231,429	326,911

LIABILITIES
Current liabilities:
Accrued and other liabilities	2,680	4,794	198,135	29,028

Total current liabilities	2,680	4,794	198,135	29,028

Total liabilities	2,680	4,794	198,135	29,028

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

Financial information of Parent Company

Balance sheets

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)

Commitments and contingencies

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.0001 par value; 23,387,381 shares authorized, issued and outstanding as of December 31, 2007, 2008 and 2009) (redemption value RMB768,127 (US$112,531))	387,757	422,351	520,985	76,325
Series D convertible redeemable preferred shares (US$0.0001 par value; 29,835,966 shares authorized, 26,722,649 shares issued and outstanding as of December 31, 2008 and 2009) (redemption value RMB914,163 (US$133,926))	—	709,057	767,162	112,391

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$0.0001 par value; 12,900,000 shares authorized, issued and outstanding, as of December 31, 2007, 2008 and 2009, respectively)	14,283	14,283	14,283	2,093
Series B convertible preferred shares (US$0.0001 par value; 18,335,715 shares authorized, 17,745,522 shares issued and outstanding, as of December 31, 2007, 2008 and 2009, respectively)	96,667	96,667	96,667	14,162
Ordinary shares (US$0.0001 par value; 155,000,000 shares authorized, 20,100,000, 33,587,586, and 44,999,663 shares issued and outstanding as of December 31, 2007, 2008 and 2009, respectively)	17	26	35	5
Additional paid-in capital	16,983	188,924	616,473	90,315
Warrants	2,737	2,737	2,737	401
Retained earnings (Accumulated deficit)	11,208	10,800	(8,841)	(1,295)
Accumulated other comprehensive income	7,579	23,413	23,793	3,486

Total shareholders’ equity	149,474	336,850	745,147	109,167

Total liabilities, mezzanine equity and shareholders’ equity	539,911	1,473,052	2,231,429	326,911

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

Financial information of Parent Company

Statements of operations

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)
Operating expenses:
Selling and marketing	(622)	(1,194)	(4,411)	(646)
General and administrative	(6,855)	(8,370)	(11,706)	(1,715)
Research and development	(353)	(426)	(480)	(70)

Total operating expenses	(7,830)	(9,990)	(16,597)	(2,431)

OPERATING LOSS	(7,830)	(9,990)	(16,597)	(2,431)
Share of income from subsidiaries	53,029	70,938	153,204	22,443
OTHER INCOME (EXPENSE)
Interest income, net	2,014	6,587	1,629	239
Foreign exchange losses, net	—	(175)	—	—
Beneficial conversion feature	(12,976)	—	—	—

NET INCOME	34,237	67,360	138,236	20,251

Ambow Education Holding Ltd.

Notes to consolidated financial statements (Continued)

Financial information of Parent Company

Statements of cash flows

(All amounts in thousands, except for share and per share data)

	Years ended December 31,
	2007	2008	2009	2009

	RMB	RMB	RMB	US$
				Note 2(a)
Cash flows from operating activities	(126,586)	(469,632)	(467,126)	(68,435)
Cash flows from investing activities	—	—	—	—
Cash flows from financing activities	388,754	700,041	—	—

Effects of exchange rate changes	(9,319)	(11,850)	(403)	(60)
Net change in cash and cash equivalents	252,849	218,559	(467,529)	(68,495)
Cash and cash equivalents at beginning of year	—	252,849	471,408	69,063

Cash and cash equivalents at end of year	252,849	471,408	3,879	568

Supplement disclosure of cash flow information
Income taxes paid	—	—	—	—
Interest paid	—	—	—	—
Supplement disclosure of non-cash investing and financing activities:
Conversion of convertible promissory notes into Series C convertible redeemable preferred shares	30,678	—	—	—
Issuance of ordinary shares for purchases of subsidiaries	—	161,960	414,027	60,656
Issuance of ordinary shares upon exercise of warrants	4,011	—	—	—

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated balance sheets

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2009	As of March 31,
			2010	2010	2010	2010

		RMB	RMB	US$	RMB	US$
				Note 2(a)	Note 2(a)
					Pro-forma (Note 15)
ASSETS
Current assets:
Cash and cash equivalents		409,926	411,263	60,251	411,263	60,251
Restricted cash		10,000	—	—	—	—
Term deposits		119,623	104,595	15,323	104,595	15,323
Accounts receivable, net	3	21,528	37,795	5,537	37,795	5,537
Amounts due from related parties	11	232,482	162,521	23,810	162,521	23,810
Deferred tax assets	9	1,689	5,365	786	5,365	786
Prepaid and other current assets	4	338,267	228,249	33,439	228,249	33,439

Total current assets		1,133,515	949,788	139,146	949,788	139,146

Non-current assets:
Property and equipment, net		606,820	606,756	88,892	606,756	88,892
Land use rights, net		263,771	262,189	38,411	262,189	38,411
Intangible assets, net		544,655	545,282	79,885	545,282	79,885
Goodwill		1,028,592	1,028,368	150,659	1,028,368	150,659
Deferred tax assets	9	503	725	106	725	106
Other non-current assets		94,538	104,683	15,337	104,683	15,337

Total non-current assets		2,538,879	2,548,003	373,290	2,548,003	373,290

Total assets		3,672,394	3,497,791	512,436	3,497,791	512,436

LIABILITIES
Current liabilities:
Short-term borrowings		113,000	109,070	15,979	109,070	15,979
Current portion of long-term borrowings		89,000	88,000	12,893	88,000	12,893
Deferred revenue		424,131	403,826	59,162	403,826	59,162
Accounts payable		83,987	37,447	5,487	37,447	5,487
Accrued and other liabilities	5	361,934	243,309	35,644	243,309	35,644
Income tax payable		47,567	55,987	8,202	55,987	8,202
Amounts due to related parties	11	12,282	9,416	1,379	9,416	1,379

Total current liabilities		1,131,901	947,055	138,746	947,055	138,746

Non-current liabilities:
Deferred tax liabilities	9	163,373	161,260	23,625	161,260	23,625
Long-term borrowings		73,000	74,000	10,841	74,000	10,841
Non-current portion of consideration payable for acquisitions and other liabilities		214,351	217,026	31,795	217,026	31,795

Total non-current liabilities		450,724	452,286	66,261	452,286	66,261

Total liabilities		1,582,625	1,399,341	205,007	1,399,341	205,007

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated balance sheets (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of March 31,
	Note	2009	2010	2010	2010	2010

		RMB	RMB	US$	RMB	US$
				Note 2(a)		Note 2(a)
					Pro-forma (Note 15)

Commitments and contingencies	12

MEZZANINE EQUITY
Series C convertible redeemable preferred shares (US$0.0001 par value; 23,387,381 shares authorized, issued and outstanding as of December 31, 2009 and March 31, 2010) (redemption value RMB825,328(US$120,913)) (none outstanding on a pro-forma basis as of March 31, 2010 (unaudited))	6	520,985	561,934	82,325	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 29,835,966 shares authorized, 26,722,649 shares issued and outstanding as of December 31, 2009 and March 31, 2010) (redemption value RMB981,332 (US$143,768)) (none outstanding on a pro-forma basis as of March 31, 2010 (unaudited))	6	767,162	802,781	117,610	—	—

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$0.0001 par value; 12,900,000 shares authorized, issued and outstanding, as of December 31, 2009 and March 31, 2010, respectively) (none outstanding on a pro-forma basis as of March 31, 2010 (unaudited))	6	14,283	14,283	2,093	—	—
Series B convertible preferred shares (US$0.0001 par value; 18,335,715 shares authorized, 17,745,522 shares issued and outstanding, as of December 31, 2009 and March 31, 2010, respectively) (none outstanding on a pro-forma basis as of March 31, 2010 (unaudited))	6	96,667	96,667	14,162	—	—
Ordinary shares (US$0.0001 par value; 155,000,000 shares authorized, 44,999,663 and 46,221,231 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively) (126,976,783 outstanding on a pro-forma basis as of March 31, 2010 (unaudited))	7	35	36	5	91	13
Additional paid-in capital		616,473	622,122	91,143	2,097,732	307,325
Warrants		2,737	2,737	401	2,737	401
Statutory reserves		34,155	34,155	5,004	34,155	5,004
Accumulated deficit		(42,996)	(116,051)	(17,003)	(116,051)	(17,003)
Accumulated other comprehensive income		23,793	24,212	3,547	24,212	3,547

Total Ambow Education Holding Ltd’s equity		745,147	678,161	99,352	2,042,876	299,287
Non-controlling interest		56,475	55,574	8,142	55,574	8,142

Total shareholders’ equity		801,622	733,735	107,494	2,098,450	307,429

Total liabilities, mezzanine equity and shareholders’ equity		3,672,394	3,497,791	512,436	3,497,791	512,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated statements of operations

(All amounts in thousands, except for share and per share data)

		For the Three Months ended March 31,
	Note	2009	2010	2010

		RMB	RMB	US$
				Note 2(a)

NET REVENUES
—Educational programs and services		160,109	232,154	34,011
—Software products		16,235	28,134	4,122

Total net revenues		176,344	260,288	38,133
Cost of revenues		(101,849)	(127,165)	(18,630)

GROSS PROFIT		74,495	133,123	19,503

Operating expenses:
Selling and marketing		(21,458)	(51,703)	(7,575)
General and administrative		(32,485)	(66,367)	(9,723)
Research and development		(5,869)	(5,207)	(763)

Total operating expenses		(59,812)	(123,277)	(18,061)

OPERATING INCOME		14,683	9,846	1,442

OTHER INCOME (EXPENSE)
Interest income (expense), net		1,236	(3,199)	(469)
Foreign exchange gain (loss), net		5	(36)	(5)
Other income, net		537	98	14

Income before tax and non-controlling interest		16,461	6,709	982
Income tax expense	9	(133)	(3,733)	(547)

NET INCOME		16,328	2,976	435
Non-controlling interest		—	901	132

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD		16,328	3,877	567
Preferred shares redemption value accretion	6	(38,524)	(76,932)	(11,271)
Allocation of net income to participating preferred shareholders	6	(23,103)	(23,067)	(3,379)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		(45,299)	(96,122)	(14,083)

Net loss per share—basic	10	(1.35)	(2.08)	(0.30)
Net loss per share—diluted	10	(1.35)	(2.08)	(0.30)
Weighted average shares used in calculating basic net loss per share	10	33,640,059	46,221,231	46,221,231
Weighted average shares used in calculating diluted net loss per share	10	33,640,059	46,221,231	46,221,231

Share-based compensation expense included in:
—Selling and marketing		684	1,450	212
—General and administrative		2,236	4,035	591
—Research and development		110	165	24

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated statements of changes in shareholders’ equity and comprehensive income

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumu- lated other Compre- hensive income	Accumu- lated deficit	Non Contro- lling Interest	Total Equity	Compre- hensive Income (loss)
	Note	Shares	Amount	Shares	Amount	Shares	Amount

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2009		12,900,000	14,283	17,745,522	96,667	33,587,586	26	188,924	2,737	16,285	23,413	(5,485)	—	336,850

Ordinary shares to be issued for acquisitions	7	—	—	—	—	—	—	89,721	—	—	—	—	—	89,721
Preferred shares redemption value accretion	6	—	—	—	—	—	—	—	—	—	—	(38,524)	—	(38,524)
Share-based compensation	8	—	—	—	—	—	—	3,030	—	—	—	—	—	3,030
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(322)	—	—	(322)	(322)
Net income		—	—	—	—	—	—	—	—	—	—	16,328	—	16,328	16,328

Total comprehensive income								—							16,006

Balance as of March 31, 2009		12,900,000	14,283	17,745,522	96,667	33,587,586	26	281,675	2,737	16,285	23,091	(27,681)	—	407,083

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated statements of changes in shareholders’ equity and comprehensive income (Continued)

(All amounts in thousands, except for share and per share data)

		Attributable to Ambow Education Holding Ltd’s Equity
		Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Ordinary shares		Additional paid-in capital	Warrants	Statutory reserves	Accumu- lated other Compre- hensive income	Accumu- lated deficit	Non Contro- lling Interest	Total Equity	Compre- hensive Income (loss)
	Note	Shares	Amount	Shares	Amount	Shares	Amount

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2010		12,900,000	14,283	17,745,522	96,667	44,999,663	35	616,473	2,737	34,155	23,793	(42,996)	56,475	801,622

Issuance of ordinary shares for acquisitions	7	—	—	—	—	1,221,568	1	(1)	—	—	—	—	—	—
Preferred shares redemption value accretion	6	—	—	—	—	—	—	—	—	—	—	(76,932)	—	(76,932)
Share-based compensation	8	—	—	—	—	—	—	5,650	—	—	—	—	—	5,650
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	419	—	—	419	419
Net income (loss)		—	—	—	—	—	—	—	—	—	—	3,877	(901)	2,976	2,976

Total comprehensive income															3,395

Balance as of March 31, 2010		12,900,000	14,283	17,745,522	96,667	46,221,231	36	622,122	2,737	34,155	24,212	(116,051)	55,574	733,735

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Unaudited interim condensed consolidated statements of cash flows

(All amounts in thousands, except for share and per share data)

	Three months ended March 31,
	2009	2010	2010

	RMB	RMB	US$
			Note 2(a)

Cash flows from operating activities
Net cash provided by operating activities	72,321	48,241	7,068

Cash flows from investing activities
Proceeds from restricted cash	—	10,000	1,465
Placement of term deposits	—	(2,000)	(293)
Maturity of term deposits	—	17,000	2,491
Purchase of property and equipment	(6,881)	(14,274)	(2,091)
Purchase of intangible assets	(2,743)	(4,484)	(657)
Purchase of subsidiaries, net of cash acquired	(41,434)	(49,048)	(7,186)
Purchase of operating rights	(10,000)	—	—
Others	(200)	(100)	(15)

Net cash used in investing activities	(61,258)	(42,906)	(6,286)

Cash flows from financing activities
Proceeds from short-term borrowings	—	48,070	7,042
Proceeds from long-term borrowings	—	2,500	366
Repayments of short-term borrowings	—	(52,000)	(7,618)
Repayments of long-term borrowings	—	(2,500)	(366)

Net cash used in financing activities	—	(3,930)	(576)

Effects of exchange rate changes on cash and cash equivalents	(1,667)	(68)	(10)

Net change in cash and cash equivalents	9,396	1,337	196
Cash and cash equivalents at beginning of period	778,824	409,926	60,055

Cash and cash equivalents at end of period	788,220	411,263	60,251

Supplemental disclosure of non-cash investing and financing activities:
Issuance of ordinary shares for purchases of subsidiaries	89,721	—	—
Payables for purchase of subsidiaries offset by related parties receivables	—	50,156	7,348

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities

a. Background

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) for which the Company or its subsidiaries are the primary beneficiaries. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

The Company was incorporated in the Cayman Islands on June 26, 2007. Pursuant to a group reorganization, the Company became the ultimate holding company of the subsidiaries and VIEs comprising the Group in July 2007.

b. Acquisitions

In the first three months ended March 31, 2009, the Group entered into 3 acquisitions, and 10 other acquisitions subsequently in 2009. All acquisitions in 2009 are accounted for as business combinations. The 13 acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash and/or common stock. Therefore, the Group accounts for them as business combinations using the purchase method of accounting. This method requires the acquisition cost to be allocated to the assets and liabilities acquired based on their fair values. Management of the Group is responsible for determining the fair value of equity issued, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations. The Group did not make any acquisition in the three months ended March 31, 2010.

2. Significant accounting policies

The accounting polices used for the preparation of unaudited interim condensed consolidated financial statements for the three months ended March 31, 2010 and 2009 are consistent with those set out in the audited consolidated financial statements for the three years ended December 31, 2009.

a. Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, it does not include all of the information and footnotes required by US GAAP for annual financial statements. The accompanying unaudited consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the three months ended March 31, 2010 are not necessarily indicative of the results expected for the full fiscal year or for any future period. The interim financial statements should be read in conjunction with the latest annual financial statements.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

All amounts in the accompanying unaudited consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and an exchange rate of RMB6.8258, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

b. Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. On an on-going basis, the Group evaluates its estimates, including those related to the useful lives of long-lived assets including property and equipment, stock-based compensation, goodwill and other intangible assets, income taxes, and contingencies. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

c. Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. All significant inter-company transactions and balances have been eliminated upon consolidation. Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company.

d. Research and development

Research and development expenses comprise of: i) payroll, employee benefits, and other headcount-related costs associated with the development of online education technology platform and courseware; and ii) outsourced development cost. Except for costs related to internal use software and website development costs, the Group expenses all other research and development costs when incurred for the years and period presented.

a) Software to be sold, leased or marketed

The Group recognizes costs to develop its online education technology platform and courseware in accordance with the guidance in ASC Topic 985-20, “Costs of Software to be Sold, Leased or Marketed”. Costs incurred for the development of online education technology platforms and courseware prior to the establishment of their technological feasibility are expensed when incurred. Once an online education technology platform or courseware has reached

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

technological feasibility with a proven ability to operate in the market, all subsequent online education technology platform or courseware development costs are capitalized until the product is available for general release. Technical feasibility is evaluated on a product-by-product basis, but typically encompasses technical design documentation.

b) Internal use software

The Group recognizes internally used software development costs in accordance with the guidance in the Internal Use Software subtopic of ASC Topic 350. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing software. Direct costs incurred to develop the software during the application development stage that can provide future benefits are capitalized.

For the three months ended March 31, 2009 and 2010, the Group capitalized certain internal use software development costs totaling approximately RMB2,500 and RMB1,286, respectively. The estimated useful life of costs capitalized is evaluated for each specific project to be four years. For the three months ended March 31, 2009 and 2010, the amortization of capitalized costs amounted to approximately RMB192 and RMB1,072, respectively, and have been included as part of general and administrative expenses. Capitalized internal use software development costs are included in intangible assets, net.

e. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB6,996 and RMB20,459 for the three months ended March 31, 2009 and 2010, respectively, and have been included as part of selling and marketing expenses.

f. Foreign currency risk

The RMB is regulated by the People’s Republic of China (“PRC”) government and is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Further, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Group included aggregate amounts of RMB385,497 and RMB374,388 as at December 31, 2009 and March 31, 2010, respectively, which were denominated in RMB.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

g. Imputation of interest on non-current receivables and payables

The Group imputes interest on non-current receivables and payables in accordance with ASC Topic 835-30. Two long-term payable balances and one long-term receivable balance arose as part of the Group’s business combinations during 2009. For the three months ended March 31, 2009 and 2010, net interest expense of RMB0 and RMB1,644 was imputed on the outstanding long-term receivable and payable balances using the incremental borrowing rate of approximately 6.82%.

3. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31, 2009	As of March 31, 2010
	RMB	RMB
Accounts receivable	21,879	38,146
Less: allowance for doubtful accounts	(351)	(351)

Accounts receivable, net	21,528	37,795

4. Prepaid and other current assets

Prepaid and other current assets consisted of the following:

	As of December 31, 2009	As of March 31, 2010
	RMB	RMB
Receivables arising from the cancellation of agreements*	169,458	67,801
Prepayment for a product development project	40,000	40,000
Others	128,809	120,448

	338,267	228,249

*	RMB67,801 of receivables and related interest income arising from the cancellation of agreements as at March 31, 2010 are secured by buildings. A further RMB52,832 of receivables classified in Other non-current assets are secured by the same buildings.

5. Accrued and other liabilities

Accrued and other liabilities consisted of the following:

	As of December 31, 2009	As of March 31, 2010
	RMB	RMB
Accrued payroll and welfare	45,385	36,729
Current portion of consideration payable for acquisitions	113,531	14,327
Others	203,018	192,253

Total	361,934	243,309

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

6. Convertible preferred shares

The Group has 12,900,000 Series A convertible preferred shares, 17,745,522 Series B convertible preferred shares, 23,387,381 Series C convertible redeemable preferred shares and 26,722,649 Series D convertible redeemable preferred shares issued and outstanding. The significant terms of these preferred shares include dividend provisions, liquidation rights, conversion rights, voting rights and redemption rights.

The Group has classified the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares as mezzanine equity as these preferred shares can be redeemed at the option of the holders. At any time after July 20, 2012, provided that a Qualified Public Offering (defined as the closing of an initial public offering at a price per share that reflects a pre-offering valuation of the Company of not less than US$600,000) has not occurred, the holders of a majority of the outstanding Series C convertible redeemable preferred shares or the holders of at least two thirds of the outstanding Series D convertible redeemable preferred shares may require the Company to redeem all of such series of preferred shares in cash equal to the greater of (i) original purchase price plus all declared but unpaid dividends, or (ii) their fair market value.

The fair market value of the Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares are greater than their original purchase price as of December 31 2009 and March 31 2010. The accretion to the redemption value using the effective interest method was reflected as a reduction to net income to arrive at net loss available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB38,524 and RMB76,932 for the three months ended March 31, 2009 and 2010, respectively.

7. Ordinary Shares

No ordinary shares were issued during the three months ended March 31, 2009. During the three months ended March 31, 2010, the Company issued 1,221,568 ordinary shares as consideration for acquisitions previously completed in 2009.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

8. Share Option Plan

A summary of the share option activity under the 2005 Share Incentive Plan as of March 31, 2010 is as follows:

	Three months ended March 31, 2010
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of period	11,921,485	8.01	6.9	253,681
Granted	6,701,100	31.61
Forfeited	(74,400)	20.54
Outstanding at end of period	18,548,185	16.49	7.9	280,456
Exercisable at end of period	8,146,143	3.58	6.0	228,279

The assumptions used in the Black-Scholes model are presented below:

Three months ended March 31, 2010
Risk-free rate of return	2.81%~4.22%
Expected term	5.0~10.0
Volatility rate	47.10%~52.10%
Weighted average volatility rate	47.21%
Dividend yield	—

The Company estimates the forfeiture rate to be 3% for share options granted as of March 31, 2010.

The Company recorded share-based compensation expenses of RMB 5,650 for the period ended March 31, 2010, attributed based on a straight-line basis over the requisite service period for the entire award. Total fair values of options vested are RMB 5,023 for employees and RMB 810 for non-employees during the period ended March 31, 2010. Weighted average grant date fair value per share is RMB15.07 during the period ended March 31, 2010. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the period ended March 31, 2010.

As of March 31, 2010, there was RMB 128,644 of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the 2005 Share Incentive Plan. That cost is expected to be recognized over a weighted-average period of 2.82 years.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

9. Taxation

a. VAT

Beijing Ambow Online Software Co., Ltd., Shandong North Resource Information Technology Co. Ltd. and Jinan Prosperous Resource Technology Co., Ltd. are each subject to 17% VAT for the revenues from software products sold in the PRC. Companies that fulfill certain criteria set by the relevant authorities including developing their own software products and registering the software product with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess of VAT paid over and above 3% of net revenues.

For all periods presented, these companies have met these criteria and therefore were entitled to the VAT refund. For the three months ended March 31, 2009 and 2010, the VAT payable amounted to approximately RMB3,889 and RMB2,148, respectively.

Suzhou Yisichuangyi Technology Co., Ltd (“Suzhou Career Enhancement”) was a small scale VAT taxpayer in 2009, and was subject to 3% VAT on the revenue from software products sold within the PRC. From January 1, 2010, Suzhou Career Enhancement was changed from a small scale VAT taxpayer to a general VAT taxpayer, and is subject to 17% VAT for the revenues from software products sold in the PRC.

b. Income taxes

Significant components of the provision for income taxes on earnings for the three months ended March 31, 2009 and 2010 are as follows:

	Three months ended March 31,
	2009	2010

	RMB	RMB
Current:
PRC	559	9,744

Deferred:
PRC	(426)	(6,011)

Provision for income tax	133	3,733

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

During the three months ended March 31, 2009 and 2010, if the Company’s corporate subsidiaries and VIEs in the PRC had not been awarded tax holidays or received preferential tax treatment, the increase in tax expense and its net income per share effects would have been as follows:

	Three Months ended March 31,
	2009	2010

	RMB	RMB
Increase in tax expense	(2,835)	(1,979)
Net income per share—basic	(0.08)	(0.04)
Net income per share—diluted	(0.08)	(0.04)

The principal components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31, 2009	As of March 31, 2010
	RMB	RMB
Current deferred tax assets	1,689	5,365

Non-current deferred tax assets	17,971	21,160
Less: valuation allowance on non-current deferred tax assets	(17,468)	(20,435)

Total non-current deferred tax assets, net	503	725

Total deferred tax assets, net	2,192	6,090

Non-current deferred tax liabilities:
—Unrecognized valuation surplus and deficit—Acquisition	167,553	167,553
—Unrecognized valuation surplus and deficit—Transfer due to amortization	(4,180)	(6,293)

Total deferred tax liabilities	163,373	161,260

The effective tax rate for the three months ended March 31, 2010 was 56 percent, compared to 1 percent for the same period in 2009. The Group’s provision for income taxes is based on its estimated annualized effective tax rate, having included estimated annual effect derived from permanent and temporary differences and excluded jurisdictions for which a loss is expected for the year and no benefit can be realized for those losses. Such jurisdictions’ tax is based on actual withholding taxes for the quarter. The increase in the income tax provision for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 is primarily attributable to application of preferential tax treatments available to certain entities that were recognized as “Software Enterprise” and that enjoyed a 50% reduction in income tax rate since January 1, 2010, whereas in 2009 these entities were exempted from income tax.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

c. Uncertain tax positions

As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	Year ended December 31, 2009	Three months ended March 31, 2010
	RMB	RMB
Unrecognized tax benefits, beginning of year/period	1,663	26,435
Increase due to business combinations* during the year/period	19,738	—
Increases related to current tax positions during the year/period	5,034	5,681

Unrecognized tax benefits, end of year/period	26,435	32,116

*	The Group received an indemnification from every seller for unrecognized tax benefits payable arising from business combinations and recognized a corresponding tax indemnification asset at the acquisition date. The indemnification asset will continue to be measured on the same basis as the related unrecognized tax benefits payable, subject to collectability and contractual limitations on the indemnified amount until they are collected, sold, cancelled, or expire. Accordingly, the entire amount of unrecognized tax benefits arising from business combinations, if recognized, would not have any effect on the Group’s annual effective tax rate.

The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all periods presented on the basis that the likelihood of penalties and interest being charged is not considered to be high and are also indemnified by the sellers.

The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of FIN 48, now codified as ASC Topic 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2009 to be material in the next twelve months.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2004 to 2008 remain subject to examination by the tax authorities. There are no ongoing examinations by taxing authorities as at March 31, 2010.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

10. Net income (loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Three months ended March 31,
	2009	2010

	RMB	RMB

Numerator:
Net income attributable to Ambow Education Holding Ltd.,	16,328	3,877
Preferred shares accretion	(38,524)	(76,932)
Allocation of net income to participating preferred shareholders*	(23,103)	(23,067)

Numerator for basic loss per share	(45,299)	(96,122)

Numerator for diluted loss per share	(45,299)	(96,122)

Denominator:
Denominator for basic income (loss) per share—weighted average ordinary shares outstanding	33,640,059	46,221,231

Denominator for diluted income (loss) per share—weighted average ordinary shares outstanding	33,640,059	46,221,231

Basic loss per share	(1.35)	(2.08)
Diluted loss per share	(1.35)	(2.08)

*	Net income for the periods has been allocated to preferred shares and ordinary shares based on their respective rights to share in dividends.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

11. Related party transactions

The Group has entered into a number of transactions with related parties:

(a) Transactions

The Group entered into the following transactions with related parties:

	Three months ended March 31,
Transactions	2009	2010

	RMB	RMB
Sales of software to a company owned by principal of Shanghai Hero Educational Technology Training School (“Shanghai Career Enhancement”)	6,460	—
Sales of software to a company owned by honorary principal of Guangzhou Modern Olympic Training School	200	—
Sales of software to a company owned by a family member of Jilin Clever Training School principal	3,000	—
Receipt of consulting services from a company owned by the family member of the principal of Tianjin Peace School (“Tianjin Tutoring”)	550	320
Receipt of property management services from the school founded by the principal of Shuyang Galaxy School (“Shuyang K-12”)	—	450
Receipt of property management services from the former shareholder of Hunan Changsha Tongsheng Lake Experimental School and Kindergarten (“Changsha K-12”)	—	1,622
Receipt of recruitment services from a company owned by the former owner of Beijing Away United Technology Co., Ltd (“Beijing Away Career Enhancement”)	—	320
Financing to one of the subsidiaries of the minority shareholder of Kunshan Zhouzhuang Taishidian Tourism Scenic Development Co., Ltd (“Taishidian Holding”)	—	14,677

As of March 31, 2010, short-term bank loans of RMB41,910 and long-term bank loans of RMB43,000 were guaranteed by minority shareholders of the Group and one of a minority shareholder’s subsidiaries.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(b) The Group had the following balances with related parties:

	Amounts due from related parties		Amounts due to related parties
Relationship	As of December 31, 2009	As of March 31, 2010	As of December 31, 2009	As of March 31, 2010

	RMB	RMB	RMB	RMB
Principal of Xi’an Dragon Continuation School	2,774	1,768	—	—
Principal of Beijing Intelligent Training School (“Beijing YZ Tutoring”)	8,593	4,940	—	—
Former owner of Beijing Away Career Enhancement	1,000	1,000	—	—
Former principal of Dalian Hope School and a senior manager of the Group	1,064	464	—	—
Principal of Shuyang K-12	1,556	—	—	1,590
A company established by the director of Beijing SIWA Future Education Enterprise Co., Ltd. and its subsidiary (“SIWA Future Holding”)	92,071	92,136	701	784
Subsidiary of the minority shareholder of Taishidian Holding	5,110	20,034	—	—
Minority shareholder of Taishidian Holding	11,892	11,892	4,000	—
The chairman of the board of directors of Taishidian Holding	20,400	400	—	—
Former shareholder of Changsha K-12	28,566	10	1,262	2,209
Subsidiary of former shareholder of Shenyang Universe High School (“Shenyang K-12”)	29,350	850	275	550
Principal of Shanghai Career Enhancement	3,178	3,178	—	—
Principal of Changsha Bull’s Ear Education Consulting Co., Ltd.	5,379	1,702	—	—
Principal of Tianjin Tutoring	5,783	6,145	—	—
Principal of Tianjin Changcheng Occupational Training School	193	193	2,174	2,274
Former owner of Jinan Prosperous Resource Technology Co., Ltd.	1,490	1,490	—	—
Subsidiary of the former shareholder of Changsha K-12	52	—	2,843	951
CEO of Beijing Century Bersen Consulting Co., Ltd	4,737	2,318	—	—
Former owner of Guangzhou Depth Pools Education Training Center	5,010	5,010	—	—
Others	4,284	8,991	1,027	1,058

	232,482	162,521	12,282	9,416

The above balances are non-interest bearing and unsecured with no fixed repayment terms.

Balances related to indemnifications from the sellers are RMB41,491 and RMB41,491 as at December 31, 2009 and March 31, 2010, respectively.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

12. Commitments and contingencies

Operating leases

The Group leases offices and classrooms under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases at March 31, 2010 were as follows:

As of March 31, 2010

RMB
2010	52,426
2011	56,065
2012	41,198
2013	38,289
2014	26,274
Thereafter	369,627

Total	583,879

Rent expenses for all cancelable and non-cancelable leases were approximately RMB6,816 and RMB23,205 for three months ended March 31, 2009 and 2010, respectively.

Capital commitments

As of March 31, 2010

RMB
Capital commitments for purchase of property and equipment	3,440
Capital commitments for purchase of intangible assets	—

Total	3,440

Contingencies

There were no significant legal contingencies during all periods presented.

13. Segment Information

The revenues, cost of revenues and gross profit by segment were analyzed as follows:

For three months ended March 31, 2009

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net Revenues	78,038	8,491	86,529	89,815	—	89,815	176,344
Cost of revenues	(43,180)	(6,156)	(49,336)	(52,513)	—	(52,513)	(101,849)

Gross profit	34,858	2,335	37,193	37,302	—	37,302	74,495

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

For the three months ended March 31, 2010

	Better Schools			Better Jobs
	Tutoring	K-12 Schools	Subtotal	Career Enhancement	Colleges	Subtotal	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net Revenues	132,678	50,743	183,421	35,764	41,103	76,867	260,288
Cost of revenues	(58,759)	(29,005)	(87,764)	(14,956)	(24,445)	(39,401)	(127,165)

Gross profit	73,919	21,738	95,657	20,808	16,658	37,466	133,123

The Group primarily operates in the PRC. Substantially all the Group’s long-lived assets are located in the PRC.

14. Mainland China Contribution

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contributions. The total contributions for such employee benefits were RMB3,324 and RMB10,249 for the three months ended March 31, 2009 and 2010, respectively.

15. Unaudited pro-forma balance sheet and net income (loss) per share

All of the preferred shares will automatically be converted into ordinary shares at the applicable conversion price upon the earlier of (i) a Qualified Public Offering, or (ii) the written consent of holders of a majority of the outstanding shares of such series of preferred shares; provided that the conversion of Series C convertible redeemable preferred shares and Series D convertible redeemable preferred shares into ordinary shares pursuant to the foregoing clause shall also require the written consent of at least two thirds of the outstanding shares of such series of preferred shares. The pro-forma balance sheet as of March 31, 2010 presents an adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on March 31, 2010.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

The unaudited pro-forma earnings per share for the three months ended March 31, 2010 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the periods are as follows:

Three months ended March 31, 2010
RMB
(unaudited)

Numerator:
Net loss attributable to Ordinary shareholders	(96,122)
Pro-forma effect of conversion of preferred shares	99,999

Numerator for pro forma basis and diluted net income per share	3,877

Denominator:
Denominator for basic net income per share – weighted average ordinary shares outstanding	46,221,231
Pro-forma effect of conversion of preferred shares	80,755,552

Denominator for pro forma basis net income per share	126,976,783

Pro-forma basic net income per share	0.03

Denominator for diluted net income per share:
Diluted effect of stock options	7,972,966

Denominator for pro forma diluted net income per share	134,949,749

Pro-forma diluted net income per share	0.03

16. Fair Value Measurements

The following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that are measured and reported at fair value on a recurring basis:

Cash equivalents. As of December 31, 2009 and March 31, 2010, the Group’s cash equivalents consisted of money market mutual funds. Cash equivalents are valued using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Group’s classifies the valuation techniques that use these inputs as Level 1.

Restricted cash. As of December 31, 2009, the Group’s restricted cash relates to a security deposit with a banking institution. Restricted cash is valued using observable inputs that reflect market prices for securities with identical characteristics. The Group classifies the valuation techniques that use these inputs as Level 1.

Term deposits. As of December 31, 2009 and March 31, 2010, the Group’s term deposits consist of bank deposits with original maturity of three to twelve months. The Group’s term deposits are valued using observable inputs that reflect quoted prices for similar securities with identical characteristics, therefore considered Level 1 valuation techniques.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

At December 31, 2009 and March 31, 2010, information about inputs into the fair value measurements of the assets and liabilities that the Group makes on a recurring basis was as follows:

	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

As of December 31, 2009
Assets:
Cash and cash equivalents	409,926	409,926
Restricted cash	10,000	10,000
Term deposits	119,623	119,623

As of March 31, 2010
Assets:
Cash and cash equivalents	411,263	411,263
Term deposits	104,595	104,595

17. Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, accounts receivable, and advances to suppliers. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. To date, the Group has not experienced significant losses from uncollectible accounts. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

(a) Major customers

No single customer represented 10% or more of the Group’s total revenues for the three months ended March 31, 2010.

Ambow Education Holding Ltd.

Notes to unaudited interim condensed consolidated financial statements (Continued)

(All amounts in thousands, except for share and per share data)

(b) Credit risk

A summary of the debtors who accounted for 10% or more of the Group’s consolidated accounts receivable, other receivable or amounts due from related parties was as follows:

Debtors	As of December 31, 2009		As of March 31, 2010

	RMB	%	RMB	%

Accounts receivable
School A	3,834	18%
Company B	2,350	11%
Company C			5,616	15%

Debtors	As of December 31, 2009		As of March 31, 2010

	RMB	%	RMB	%

Other receivables
Company D	66,522	61%	67,801	62%

Amounts due from related parties
A company established by the director of SIWA Future Holding	92,071	40%	92,136	57%
Subsidiary of former shareholder of Shenyang K-12	29,350	13%
Former shareholder of Changsha K-12	28,566	12%
A subsidiary of the minority shareholder of Taishidian Holding			20,034	12%

Other non-current assets
Company D	51,801	56%	52,832	57%

18. Subsequent events

Since March 31, 2010, the Group has entered into exclusivity agreements with the shareholders of seven target entities and agreed to make an aggregate deposit payment of RMB110,000 to commence acquisition discussions. The deposits are fully refundable and deposit payments of RMB101,000 out of RMB110,000 have been made to the shareholders of the target entities. As these exclusivity agreements do not bind the Group to acquire these target entities and the Group is in preliminary discussions with the counterparties, there is no assurance that the acquisition of any target entities will be consummated.

The Group has considered subsequent events through July 8, 2010, which was the date these financial statements were issued.

AMBOW
EDUCATION GROUP

Better schools
Better jobs

安博

www.ambow.com

American Depositary Shares

Representing                      Class A Ordinary Shares

Ambow Education Holding Ltd.

Prospectus

J.P. Morgan	Goldman Sachs (Asia) L.L.C.

Macquarie Capital	Signal Hill

                    , 2010

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable that jurisdiction.

Until                     , 2010, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 6. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy post-offering, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 7. Recent sales of unregistered securities

Our securities that were sold by us within the past three years and not registered under the Securities Act of 1933 are described below. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in the securities issuances described below.

Date of Issuance	Securities	Aggregate Consideration (in US$ millions)		Principal Purchasers

March 1, 2007—present	Options to Purchase 20,020,085 Ordinary Shares(1)	N/A		Employees and consultants
July 18, 2007	20,100,000 Ordinary Shares	N/A	(2)	Our CEO and one investor
September 5, 2008—present	26,121,231 Ordinary Shares	N/A	(3)	22 investors
July 18, 2007	12,900,000 Series A Preferred Shares	N/A	(2)	Two investors
July 18, 2007	17,745,522 Series B Preferred Shares	N/A	(2)	11 investors
July 18, 2007	Warrants to Purchase 590,193 Series B Preferred Shares	N/A	(4)	One investor
July—September 2007	23,387,381 Series C Preferred Shares	54.2		11 investors
September 2008	26,722,649 Series D Preferred Shares	103.0		Four investors

1.	Includes options to purchase ordinary shares that were granted under our 2005 Stock Plan by our previous holding company, Ambow Education Co., Ltd., and assumed by our current holding company, Ambow Education Holding Ltd., on July 18, 2007.

2.	Issued in exchange for shares of our previous holding company Ambow Education Co., Ltd. in connection with our July 2007 restructuring.

3.	Issued in connection with our acquisitions of certain offshore companies.

4.	Issued in exchange for warrants to purchase Series B preferred shares of our previous holding company Ambow Education Co., Ltd. in connection with our July 2007 restructuring.

Item 8. Exhibits and financial statement schedules

(a)	Exhibits

See exhibit index beginning on page II-7 of this registration statement.

(b)	Financial statement schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, China on this 14th day of July 2010.

AMBOW EDUCATION HOLDING LTD.

By:	/s/ Jin Huang
Name: Dr. Jin Huang
Title: President, Chief Executive Officer and Chairman of the Board

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Dr. Jin Huang and Paul Chow, and each of them, his or her true and lawful attorneys in fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jin Huang Dr. Jin Huang	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 14, 2010

/s/ Paul Chow Paul Chow	Chief Financial Officer (Principal Financial and Accounting Officer)	July 14, 2010

/s/ Xuejun Xie Xuejun Xie	Director	July 14, 2010

/s/ Mark Robert Harris Mark Robert Harris	Director	July 14, 2010

/s/ Lisa Lo Lisa Lo	Director	July 14, 2010

/s/ Daniel Phillips Daniel Phillips	Director	July 14, 2010

/s/ Tao Sun Tao Sun	Director	July 14, 2010

/s/ Shasha Chang Shasha Chang	Director	July 14, 2010

Signature of authorized representative of the registrant

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Ambow Education Holding Ltd., has signed this registration statement or amendment thereto in Beijing, China on July 14, 2010.

By	/s/ Jin Huang
Name: Dr. Jin Huang

Exhibit index

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)(1)

4.2	Registrant’s Form of Certificate for Class A Ordinary Shares*

4.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder(1)

4.4	Third Amended and Restated Investor Rights Agreement, among the Registrant and other parties therein

5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered*

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., U.S. counsel to the Registrant, regarding certain United States tax matters*

8.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters (included in Exhibit 5.1)*

10.1	2005 Stock Plan, Amendment No.1 to the 2005 Stock Plan and forms of agreements thereunder

10.2	2010 Equity Incentive Plan and forms of agreements thereunder

10.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.4	English Translation of Lease Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Chengjian Real Estate Co., Ltd., dated December 27, 2005 and amended August 13, 2007

10.5	English Translation of Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005, amended May 13, 2010

10.6	English Translation of Share Pledge Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on January 4, 2009

10.7	English Translation of Call Option Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd., Xuejun Xie and Jianguo Xue, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009

10.8	English Translation of Powers of Attorney, each dated April 26, 2007

10.9	English Translation of Loan Agreement by and among Ambow Education Co., Ltd., Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated January 31, 2005, amended on April 26, 2007 and further amended on January 4, 2009

10.10	English Translation of Loan Agreement by and between Beijing Ambow Online Software Co., Ltd. and Jianguo Xue, dated February 1, 2008

Exhibit No.	Description

10.11	English Translation of Technology Service Agreement by and between Beijing Ambow Online Software Co., Ltd. and Beijing Sihua Education and Technology Co., Ltd., dated October 31, 2009

10.12	English Translation of Share Pledge Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010

10.13	English Translation of Share Pledge Agreement by and between Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010

10.14	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xuejun Xie, dated October 31, 2009, amended on March 4, 2010

10.15	English Translation of Call Option Agreement by and between Beijing Ambow Online Software Co., Ltd. and Xiaogang Feng, dated March 4, 2010

10.16	English Translation of Powers of Attorney, dated October 31, 2009 and March 4, 2010, respectively

10.17	English Translation of Loan Agreement with Xiaogang Feng, dated March 4, 2010

10.18	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Shanghai Ambow Education Information Consulting Co., Ltd., dated October 31, 2009

10.19	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009

10.20	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd. Xiaogang Feng and Xuejun Xie, dated October 31, 2009

10.21	English Translation of Powers of Attorney, each dated October 31, 2009

10.22	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng and Xuejun Xie, dated October 31, 2009

10.23	English Translation of Technology Service Agreement between Beijing Ambow Online Software Co., Ltd. and Suzhou Wenjian Venture Investment Management Consulting Co., Ltd., dated February 25, 2009

10.24	English Translation of Share Pledge Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009

10.25	English Translation of Call Option Agreement by and among Beijing Ambow Online Software Co., Ltd. Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009

10.26	English Translation of Powers of Attorney, each dated February 25, 2009

10.27	English Translation of Loan Agreement by and among Beijing Ambow Online Software Co., Ltd., Xiaogang Feng, Xuejun Xie and Yisi Gu, dated February 25, 2009

10.28	English translation of amendment dated May 13, 2010 to certain Exclusive Cooperation Agreement between Beijing Ambow Online Software Co., Ltd. and Beijing Ambow Shida Education Technology Co., Ltd., dated January 31, 2005

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

23.2	Consent of Maples and Calder (included in Exhibit 5.1)*

Exhibit No.	Description

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1)*

23.4	Consent of Commerce and Finance Law Offices (included in Exhibit 99.1)

23.5	Consent of CCID Consulting Co., Ltd.

24.1	Powers of Attorney (included on signature page)

99.1	Opinion of Commerce and Finance Law Offices

*	To be filed by amendment

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333- ), which will be filed with the SEC with respect to American depositary shares representing ordinary shares.